082-03470

ITC Limited

Enduring value

3-31-09

Report and Accounts 2009

Contents

"The potential of an enterprise for wealth creation is set apart by the distinctive amalgam of its Vision, Values and Vitality. It represents a mix of constancy and change; of a timeless core and constantly evolving strategies and processes built around the core."

Y C Deveshwar, Chairman

VISION

Sustain ITC's position as one of India's most valuable corporations through world class performance, creating growing value for the Indian economy and the Company's stakeholders.

MISSION

To enhance the wealth generating capability of the enterprise in a globalizing environment, delivering superior and sustainable stakeholder value.

ITC-Welcomgroup
Redefining the Fine Art of Hospitality



ITC's foray into the hotels business began in 1975. Inspired by the vision to promote India's rich tourism heritage and also contribute to the nation's then scarce foreign exchange earnings, ITC's hotels business set about to create a unique value proposition that would redefine the fine art of hospitality. Since then **ITC-Welcomgroup** has emerged as one of India's premier hospitality chains offering hotels, resorts and palaces.

With over 100 hotels in more than 80 destinations and four brand propositions spanning Luxury to Five-Star and Budget to Heritage, ITC-Welcomgroup has set new standards of excellence in the hotel industry touching new dimensions in Accommodation, Cuisine, Environment and Guest Safety. ITC's commitment to delivering globally bench marked services, embedded in a culture deeply rooted in India's rich tradition of hospitality, gives it a unique and distinct identity.

A leader in the premium hospitality segment, ITC Hotels have had the privilege of hosting world leaders, Heads of State, business leaders and other distinguished guests from all across the world.

ITC-Welcomgroup pioneered the holistic concept of 'branded accommodation' in the hospitality industry. It was the first to launch the idea of 'A Hotel within a Hotel', by segmenting, customising and branding hotel services like 'ITC One', 'Towers' and the 'Executive Club.' Each of these cater to the specialised needs of the global business traveller with unmatched quality and a range of custom-made services. ITC has strategically customised its hotels and appropriately categorised them to fulfill the service and budgetary needs of travellers. ITC has an exclusive tie-up with global partner Starwood for its top of the line premium brand, the 'Luxury Collection'. A select few among ITC's hotel properties are also associated with Starwood's Sheraton brand with which ITC has enjoyed a three decade partnership.

ITC-Welcomgroup properties are classified under 4 distinct brands: **ITC Hotel - The Luxury Collection, WelcomHotels, Fortune Hotels and WelcomHeritage**.



Buddhist Chaitya like lobby at ITC Maurya, New Delhi, is resplendent with a Krishen Khanna mural – The Great Procession.

A Manor View, ITC Windsor, Bengaluru



ITC Sonar, Kolkata



ITC Limited

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Ninety-Eighth Annual General Meeting of the Members of ITC Limited will be held at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046, on Friday, the 24th day of July, 2009, at 10.30 a.m. for the transaction of the following businesses:-

ORDINARY BUSINESS

1. To consider and adopt the Accounts of the Company for the financial year ended 31st March, 2009, the Balance Sheet as at that date and the Reports of the Directors and Auditors thereon.
2. To declare a dividend for the financial year ended 31st March, 2009.
3. To elect Directors in place of those retiring by rotation.
4. To appoint Auditors and to fix their remuneration. In this connection, to consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

   "Resolved that Messrs. Deloitte Haskins & Sells, Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs. 135,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

SPECIAL BUSINESS

5. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Mr. Anthony Ruys be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

The Register of Members of the Company shall remain closed from Wednesday, 15th July, 2009 to Friday, 24th July, 2009, both days inclusive. Share Transfers received in order at the Investor Service Centre of the Company, 37 Jawaharlal Nehru Road, Kolkata 700 071 by 5.30 p.m. on 14th July, 2009, will be processed for payment of dividend, if declared, to the transferees or to their mandatees and the dividend, if declared, will be paid on or after 27th July, 2009 to those Members entitled thereto and whose names shall appear on the Register of Members of the Company on 24th July, 2009, or to their mandatees, subject however to the provisions of Section 206A of the Companies Act, 1956, or any amendment or re-enactment thereof. In respect of dematerialised shares, the dividend will be payable on the basis of beneficial ownership as on 14th July, 2009, as per details to be furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for this purpose.

Dated : 22nd May, 2009.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

ITC Limited

NOTES:

(i) **A Member entitled to attend and vote at the Annual General Meeting ('AGM') may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company.**

Proxies, in order to be effective, must be received at the Investor Service Centre of the Company ('ISC'), 37 Jawaharlal Nehru Road, Kolkata 700 071, not less than forty-eight hours before the commencement of the AGM i.e. by 10.30 a.m. on 22nd July, 2009.

(ii) Corporate Members are requested to send to ISC a duly certified copy of the Board Resolution, pursuant to Section 187 of the Companies Act, 1956, authorising their representative to attend and vote at the AGM.

(iii) Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 relating to the Special Business to be transacted at this AGM is annexed.

(iv) In accordance with the provisions of Article 91 of the Articles of Association of the Company, Mr. Anup Singh, Mr. Krishnamoorthy Vaidyanath, Mr. Serajul Haq Khan and Mr. Anil Baijal will retire by rotation at this AGM and, being eligible, offer themselves for re-election. Mr. Khan and Mr. Baijal do not hold any share in the Company.

(v) Additional information, pursuant to Clause 49 of the Listing Agreement with Stock Exchanges, in respect of Mr. Anthony Ruys who has been recommended by the Board of Directors for appointment as Non-Executive Director at this AGM is appearing in the Report and Accounts.

(vi) Members are requested to bring their admission slips alongwith copy of the Report and Accounts to the AGM.

(vii) Members are advised that bank details as furnished by them or by NSDL / CDSL to the Company, for shares held in the certificate form and in the dematerialised form, respectively, will be printed on their dividend warrant(s) as a measure of protection against fraudulent encashment.

(viii) Unclaimed / unpaid dividend for the financial year ended 31st March, 2002 will be due for transfer to the Investor Education and Protection Fund of the Central Government ('IEPF') on 31st August, 2009, pursuant to the provisions of Section 205A of the Companies Act, 1956.

Members should write to ISC if their dividend warrants for the financial year ended 31st March, 2002, or any subsequent financial year(s), have not been encashed. In respect of dividend for the financial year ended 31st March, 2002, it will not be possible to entertain any requests received by ISC after 28th August, 2009.

Members are advised that, in terms of the provisions of Section 205C of the Companies Act, 1956, no claim shall lie with respect to unclaimed dividend once it is transferred by the Company to IEPF.

(ix) Members holding shares in the certificate form are requested to notify / send the following to ISC to facilitate better servicing:-

a) any change in their address / mandate / bank details,

b) particulars of their bank account, in case the same have not been furnished earlier, and

c) share certificates, held in multiple accounts in identical names or joint accounts in the same order of names, for consolidation of such shareholdings into a single account.

(x) Members who hold shares in the certificate form and wish to make / change nomination in respect of their shareholding in the Company may submit to ISC the prescribed Form 2B. The Form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

(xi) Members who wish to obtain information on the Company or view the Accounts for the financial year ended 31st March, 2009, may visit the Company's corporate website www.itcportal.com or send their queries at least 10 days before the AGM to the Company Secretary at the Registered Office of the Company.

ITC Limited

EXPLANATORY STATEMENT

Annexed to the Notice convening the Ninety-Eighth Annual General Meeting to be held on Friday, 24th July, 2009.

Item No. 5

Mr. Anthony Ruys was appointed by the Board of Directors of your Company ('the Board') at its meeting held on 19th January, 2009 as Additional Non-Executive Director of the Company with effect from 20th January, 2009, in terms of Section 260 of the Companies Act, 1956 ('the Act').

Mr. Ruys vacates his office at this Annual General Meeting pursuant to Section 260 of the Act. The Board at its meeting held on 22nd May, 2009 recommended for the approval of the Members, the appointment of Mr. Ruys as Non-Executive Director of the Company as set out in the Resolution relating to his appointment.

Notice under Section 257 of the Act has been received from a Member proposing the appointment of Mr. Ruys as Director of the Company. Requisite consent, pursuant to Section 264(1) of the Act, has been filed by Mr. Ruys to act as such Director, if appointed. Mr. Ruys does not hold any share in the Company.

None of the Directors of your Company, other than Mr. Ruys, is interested in this Resolution.

The Board recommends this Resolution for your approval.

Dated : 22nd May, 2009.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary



ITC Maratha, Mumbai



ITC Grand Central, Mumbai



ITC Kakatiya, Hyderabad

ITC Hotel – Luxury Collection

World Class Hospitality with an Indian Soul

Super deluxe and premium hotels, located at India's most important cities, offering an unmatched and unique blend of luxury and Indian hospitality.

The magnificent Peshwa Pavilion at Mumbai's ITC Maratha



ITC's seven Luxury Collection hotels offer a luxurious window into the ambience and architectural splendour of ancient dynasties. The seamless amalgam of history, the cultural ethos of different regions in India and the mood of today's vibrant India, create some of the most enriching experiences anywhere in the world.





Lobby, Sheraton Rajputana, Jaipur



Lobby, Sheraton Chola, Chennai

WelcomHotels

Warm and Caring

WelcomHotels, synonymous with customer centricity and efficiency, make stays special for today's discerning business and leisure traveller.

Focussed on unique service design, the ITC-Welcomgroup Sheraton Hotels provide five-star comfort blended with warmth, reflecting the true essence of Indian hospitality. At ITC-Welcomgroup's Sheraton Hotels in Jaipur, Chennai and New Delhi, the warmth of personalised service makes every visit memorable.

Lobby, Sheraton New Delhi



The Westminster, Sheraton Park Hotel & Towers, Chennai





Swimming Pool, WelcomHotel Rama International, Aurangabad



WelcomHotel Vadodara

WelcomHotels, with their strategic locations close to business hubs and historic landmarks, cater efficiently to the needs and aspirations of today's business and leisure traveller, seeking an array of amenities and comfort. Located at Aurangabad, Visakhapatnam and Vadodara, WelcomHotels are the gateways to these special destinations.



Kaya Kalp – The Royal Spa at ITC Mughal, Agra

Kaya Kalp – The Royal Spa

A Regal Experience

ITC Mughal's Kaya Kalp – The Royal Spa, set in the city of the Taj Mahal, is a class apart for those who seek to combine luxury with an exclusive and enriching experience that uplifts the mind, body and soul.



Spread across 99,000 sq. ft., Kaya Kalp is Asia's largest spa. It blends Mughal opulence and architecture to provide a meaningful experience in the country's first Mughal Hamam, together with indigenous and well-known therapies from across the world, to deliver a memorable spa experience. Trained therapists bring guests the healing qualities of pomegranate, precious stones and metals, as well as India's very own 'Ayurveda'. Eight exquisitely designed luxury treatment suites offer different experiences. The exotic pomegranate journey with a ritual scrub, a bath and aromasoul massage leaves the traveller relaxed and enlivened.

Kaya Kalp – The Royal Spa has been recognised by awards from UK's Tatler Magazine and Asia Spa. The Kaya Kalp Spa experience is now also available at the other Luxury Collection Hotels at New Delhi, Kolkata, Mumbai, Bengaluru and Hyderabad.





Fortune Inn Grazia, Noida



Fortune Select Global, Gurgaon

Fortune Hotels

Redefining Value

Fortune Hotels have emerged leaders in the category of branded first-class, full-service hotels, ideal for today's cost conscious traveller.



Fortune Select Dasve, Lavasa



Located across India including smaller towns and cities, Fortune Hotels has been positioned as the 'premium value brand' in the Indian Hospitality sector. In keeping with the demand for hotels that provide quality at affordable rates, Fortune Hotels offer a number of brand extensions to cater to different segments of the market.

The Fortune brand now has a presence across the length and breadth of the country, offering full service properties in the mid to upper scale segment. Fortune Hotels have 52 signed alliances and 26 operational hotels, located across 40 destinations in India.



Lallgarh Palace, Bikaner

WelcomHeritage

The Grandeur of Heritage

The WelcomHeritage brand of hotels, comprising palaces, forts, havelis and resorts provide an enriching experience to its guests.

Sunset at Noor-Us-Sabah Palace, Bhopal



Suite, Bal Samand Lake Palace, Jodhpur



Born out of a deep commitment to preserve tradition and heritage, it brings to life the opulence and historical grandeur of ancient havelis and palaces.

In its aspiration to set standards in heritage hoteliering, it has helped in reviving the cultural heritage of each location, supporting the growth and sustainability of local arts and crafts and successfully generating local employment.

As India's most successful and largest chain of heritage hotels, WelcomHeritage offers more than 60 properties, spread across 19 states in India.


MYO 9444



Bukhara at ITC Maurya, New Delhi – rated as one of the best Indian Restaurant in the World by 'Restaurants Magazine', UK.



Branded Cuisine

Unmatched Culinary Flavours

Welcomgroup pioneered the concept of branded cuisine in India. Its restaurants Bukhara, Dum Pukht and Dakshin, with delightful and creative cuisines crafted by eminent chefs, are today internationally admired cuisine brands.

Recognised globally, the menus have retained their unique essence, having remained unchanged over decades to retain the purity of the varied and rich array of cuisine. It is this enduring strength that draws valued guests to visit, time and again, these favourite restaurants of many across the globe. Another restaurant brand launched a few years ago – Kebabs & Kurries – offers a menu that includes recipes from other Indian heritage cuisines.

ITC-Welcomgroup also showcases international cuisine at its speciality restaurants, West View, Pan Asian and My Humble House. Dublin, recreated in the style of Irish pubs, is a concept that has gained popularity at a number of Luxury Collection Hotels.

Food and beverage have always been one of Welcomgroup's main strengths, regularly earning accolades and awards from domestic and international media, food critics and celebrities.

Bill Clinton, the former President of the United States, dined at the Bukhara on every visit to Delhi. He refers to the Bukhara as "my favourite Indian restaurant". He was particularly fond of the 'Barrah Kebab', and on his very first visit remarked "Among this amazing array of tandoori cuisine, I particularly enjoyed the Barrah Kebab and the Dal Bukhara."





Dim Sum at Pan Asian



Stone Grill at West View



Buffet at The Pavilion

WelcomEnviron and CSR Initiatives

For a Greener Tomorrow

WelcomEnviron, a unique initiative, symbolises ITC-Welcomgroup's commitment to expand its positive environmental footprint.

This programme propagates environmental issues in the cities where the hotels are located. Each hotel designs its own programme, aimed at creating awareness on environmental preservation among employees as well as focuses on conservation of resources like energy through best practices.

In yet another special initiative, ITC-Welcomgroup has established that by providing an opportunity to work and become self-sufficient, people who are differently abled can significantly contribute to the workplace, families and the community. ITC-Welcomgroup has taken a positive step in this direction by training and employing people who are differently abled across its hotels and is now sensitising other corporates to include differently abled people in their employee rolls.

ITC's exemplary achievements in addressing global environmental concerns inspires the endeavours of the Hotels business in enlarging its positive environmental footprint. ITC's unique status as the only company in the world, of its size and diversity, to be 'Water and Carbon Positive' as also 'Solid Waste Recycling Positive', is augmented by several initiatives of the ITC-Welcomgroup hotels. ISO 14001 norms have been adopted at most of the chain's hotels. Rain water harvesting, solar heating, auto power cut-offs in rooms, recycling water for gardens and turning kitchen waste to compost constitute the wide spectrum of environmental initiatives that ITC's Hotels business has implemented with great vigour and success, winning many national and international accolades. **ITC Sonar, Kolkata is the only carbon positive hotel in the world and the only building to earn carbon credits through a clean development mechanism project.**

The headquarters of ITC's Hotels business is housed in the ITC Green Centre, the first largest Green Building in the world with a Leeds Platinum rating.



Realising Corporate
Responsibility
Economic Ecological Social
Employee volunteerism
Vocational training for orphans
Ecodesigning programme for teachers and students
Greening of the supply chain
Employment for people with disability
ITC-WELCOMGROUP

ITC Green Centre, Gurgaon



HOTELS DIVISION



Architectural perspective of ITC Grand Chola, Chennai

Three Great Hotels in the Making

Envisioning a Brighter Future

Soon to be unveiled is the chain's next super deluxe property, ITC Royal Gardenia at Bengaluru. ITC Grand Chola at Chennai and a second hotel at Kolkata are also in the making.



Architectural perspective of ITC Royal Gardenia, Bengaluru



Architectural perspective of Sonar II, Kolkata

Awards & Accolades for ITC-Welcomgroup


Hewitt
THE WALL STREET JOURNAL
Hewitt Best Employer - Hotel
ITC - Welcomgroup
(A division of ITC Ltd.)

- **'ITC Green Centre'** certified by the US Green Building Council for Leadership in Energy & Environmental Design (USGBC – LEED) is the first largest commercial 'Platinum Rated' building in the world.
- ITC-Welcomgroup was adjudged as a **Super Brand in the premium hospitality category** in 2003-04.
- ITC-Welcomgroup won Today's Traveler **India's Best Luxury Chain Diamond Award** in 2008.
- **ITC-Welcomgroup** was declared **Hewitt Best Employer in India & Asia 2009.**

Galileo Express Travel World Award

- **ITC-Welcomgroup** was declared as the **Best Premium Hotel Brand** for three consecutive years - 2005-06, 2006-07 & 2007-2008.
- **WelcomHeritage** won the Award for **Best Heritage Chain in India** for three consecutive years from 2005 to 2007.
- **Fortune Park Hotels Limited** was declared the **Best First Class Hotel Chain** in 2004.

Economic Times Avaya Global Connect Award

- ITC-Welcomgroup was declared **The Most Customer Responsive Company (Hotels)** in 2006.

The NCPEDP - Shell Helen Keller Award

- ITC-Welcomgroup won the NCPEDP **'Shell Helen Keller Award'** 2008 in the category **'Companies / Organisations / Institutions who share our vision and through their policies demonstrate their belief in equal rights and gainful employment for persons with disabilities'.**


COLUMBUS
TravelWorld

Galileo Express Travel World Award 2006, for the best premier hotel brand



The Economic Times AVAYA Global Connect Customer responsiveness Award

EHS Awards

- **ITC-Welcomgroup** won the **PATA Gold Award in Corporate Environmental Category** in 2005.
- **ITC Maurya,** New Delhi was declared the **Environment Champion Hotel of the year** in 1997 and 2001-02.
- **ITC Kakatiya,** Hyderabad received the **FHRAI Environment Champion Award** in 2005.
- **ITC Sonar,** Kolkata received **Five Star rating in the Environmental Management System from British Safety Council** in 2007.
- **ITC Mughal,** Agra won the **TERI Corporate Environment Award** in 2003-04.
- **ITC Maratha,** Mumbai won the **FHRAI Green Champion of the year among Large Hotels** in 2004.
- **ITC Grand Central,** Mumbai won the **FHRAI Award for Green Champion of the year among Large Hotels** in 2008.
- **ITC Maurya,** New Delhi was declared an **Eco Friendly Hotel** by the Today Travel Plus Toplist Survey in 2008-09.

Tourism Awards

- **Sheraton New Delhi** won The National Tourism Award for **Best Eco Friendly Hotel** in 2004-05.
- **ITC Maurya,** New Delhi won the **National Tourism Award** for **Best Eco Friendly Hotel 2008.**
- **ITC Grand Central** was recognised as the best **Private Public Enterprise Providing Facilities for Physically Challenged Persons** by the Ministry of Tourism in the year 2007-08.

Board of Directors

Chairman

Yogesh Chander Deveshwar

Executive Directors

Anup Singh
Krishnamoorthy Vaidyanath

Non-Executive Directors

Anil Baijal
Ravinder Kumar Kaul
Serajul Haq Khan
Sunil Behari Mathur
Dinesh Kumar Mehrotra
Hugo Geoffrey Powell
Pillappakkam Bahukutumbi Ramanujam
Anthony Ruys
Basudeb Sen
Balakrishnan Vijayaraghavan

Board Committees

Audit Committee

S B Mathur	Chairman
R K Kaul	Member
P B Ramanujam	Member
B Vijayaraghavan	Member
K Vaidyanath (Director responsible for the Finance Function)	Invitee
S Basu (Head of Internal Audit)	Invitee
Representative of the Statutory Auditors	Invitee
B B Chatterjee	Secretary

Compensation Committee

S H Khan	Chairman
S B Mathur	Member
H G Powell	Member
B Sen	Member

Nominations Committee

Y C Deveshwar	Chairman
A Baijal	Member
R K Kaul	Member
S H Khan	Member
S B Mathur	Member
D K Mehrotra	Member
P B Ramanujam	Member

Investor Services Committee

R K Kaul	Chairman
P B Ramanujam	Member
A Singh	Member
B Sen	Member
B Vijayaraghavan	Member
B B Chatterjee	Secretary

Sustainability Committee

Y C Deveshwar	Chairman
H G Powell	Member
A Ruys	Member
B Sen	Member
B Vijayaraghavan	Member

Corporate Management Committee

Directors

Y C Deveshwar	Chairman
A Singh	Member
K Vaidyanath	Member

Executives

N Anand	Invitee
P Chatterjee	Invitee
K N Grant	Invitee
R G Jacob	Invitee
A Nayak	Invitee
R Srinivasan	Invitee
B B Chatterjee	Secretary

Executive Vice President & Company Secretary
Biswa Behari Chatterjee

General Counsel
Kannadiputhur Sundararaman Suresh

Investor Service Centre
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 6426/2288 0034
Fax : 033-2288 2358
e-mail : isc@itc.in

Auditors
A F Ferguson & Co.
Chartered Accountants, Kolkata

Registered Office
Virginia House
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 9371
ITC corporate website : www.itcportal.com

Your Directors

Y. C. Deveshwar

Y. C. Deveshwar, an engineering graduate from the Indian Institute of Technology, Delhi joined ITC Limited in 1968. He was appointed as a Director on the Board of the Company in 1984 and became the Chief Executive and Chairman of the Board on January 1, 1996. Between 1991 and 1994, he led Air India as Chairman and Managing Director.

Under his leadership, ITC's Sustainability efforts were given shape through unique business models. ITC became the first Indian company to publish its Sustainability Report, 2004 in accordance with the guidelines of the Global Reporting Initiative. For the efforts at creating sustainable livelihood opportunities, ITC also won the inaugural World Business Award instituted jointly by the United Nations Development Programme, International Chamber of Commerce and the HRH Prince of Wales International Business Leaders Forum. ITC's 'e-Choupal', a digital infrastructure initiative to empower marginal farmers in India, is taught as a case study at the Harvard Business School. This initiative won the Development Gateway Award at Beijing in September 2005 and the Stockholm Challenge Award in May 2006.

Deveshwar is the Past President of the Confederation of Indian Industry. He is also a member of the Board of Governors of the Indian School of Business and the former Chairman of the Society and Board of Governors of the Indian Institute of Management, Calcutta. He also serves on the National Executive Committees of some of India's premier trade and industry bodies.

Amongst several awards and recognitions during his distinguished career, Deveshwar has been honoured with the SAM/SPG Sustainability Leadership Award 2007 conferred at the International Sustainability Leadership Symposium, the Business Person of the Year Award 2006 by the UK Trade & Investment by His Royal Highness Prince Andrew, the Duke of York. In January 2006, he was inducted to the prestigious Hall of Pride at the Indian Science Congress. He was also named the Manager Entrepreneur of the Year 2001 by Ernst & Young.

Other Directorships

Name of the Company	Position
Surya Nepal Private Limited*	Chairman & Director
HT Media Limited	Director
West Bengal Industrial Development Corporation Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
HT Media Limited	Audit Committee	Member

Anup Singh

Anup Singh was appointed a Director on the Board of ITC on November 21, 1997. He supervises the Company's Cigarettes, Foods, Personal Care, Lifestyle Retailing and Agri Business Divisions. He has in the past held responsibility for the Company's Information Technology business. An Electrical Engineer from IIT Kharagpur, he has played a key role in initiating modernisation, quality and technology upgradation in various businesses across ITC through a career spanning more than four decades. He was instrumental in implementing the concept of "Management by Objectives" (MBO), a strategic initiative of the Company.

Prior to his appointment as Director, he led the Company's Cigarette and Specialty Papers businesses as its Chief Executive. Mr. Singh also holds responsibility for the Company's R&D, Environment, Occupational Health and Safety functions and oversees the Central Projects Organisation. His Directorships include that of the Tobacco Institute of India. He is the President of The Bengal Chamber of Commerce and Industry and past President of the Indian Chamber of Commerce.

Other Directorships

Name of the Company	Position
ATC Limited	Chairman & Director
Surya Nepal Private Limited*	Director

Committee Membership of other Companies: Nil

K. Vaidyanath

K. Vaidyanath was appointed a Director on the Board of ITC on January 17, 2001. He holds responsibility for the Company's Finance, Internal Audit and Corporate Communications functions, its investment subsidiary, its Paperboards & Specialty Papers, Packaging, Information Technology, Education and Stationery Products, Matches and Agarbattis businesses.

Before his elevation to the Board, he was the Company's Chief Financial Officer. An MBA from XLRI, Jamshedpur, Vaidyanath has been with ITC for the past 33 years. He has held various positions in the Company's Finance function including that of Head of Finance of ITC's Packaging, Hotels and Agri Businesses. He has also been Head of Corporate Planning & Treasury and Internal Audit. He has in the past held responsibility for the Company's Agri Business. He has been a recipient of the 'Best CFO' award from Business Today.

Other Directorships

Name of the Company	Position
Russell Credit Limited	Chairman & Director
Gold Flake Corporation Limited	Chairman & Director
Wills Corporation Limited	Chairman & Director
Greenacre Holdings Limited	Chairman & Director
ITC Infotech India Limited	Chairman & Director
ITC Infotech Limited, U.K.*	Chairman & Director
ITC Infotech (USA), Inc.*	Chairman & Director
Classic Infrastructure & Development Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Russell Credit Limited	Audit Committee	Chairman
Gold Flake Corporation Limited	Audit Committee	Chairman
Greenacre Holdings Limited	Audit Committee	Chairman

Anil Baijal

Anil Baijal joined the ITC Board as a representative of the Specified Undertaking of the Unit Trust of India on July 27, 2007. Baijal started off in the Indian Administrative Service in 1969 from the Union Territories Cadre and superannuated in October 2006 as Secretary, Ministry of Urban Development, Government of India. He piloted the flagship programme of the Jawaharlal Nehru Urban Renewal Mission for improving infrastructure and basic services in the urban areas of the country.

In his long career spanning over 37 years, he has held several eminent positions including that of Chairman and Managing Director of Indian Airlines, Chief Executive of Prasar Bharti Corporation, Union Home Secretary, Additional Secretary, Ministry of Information & Broadcasting and Joint Secretary in the Ministry of Civil Aviation, Government of India.

He was posted as the Counsellor in charge of the Indian Aid Programme in Nepal, Embassy of India, Kathmandu. He also had a brief stint as Vice-Chairman of Delhi Development Authority.

Other Directorships

Name of the Company	Position
International Travel House Limited	Director
Bangalore Metro Rail Corporation Limited	Director
DLF Pramerica Life Insurance Company Limited	Director
IDFC PPP Trusteeship Company Limited	Director
MMTC Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
DLF Pramerica Life Insurance Company Limited	Audit & Compliance Committee	Member

Your Directors

R. K. Kaul

R. K. Kaul joined the ITC Board on August 7, 2007 as a representative of the General Insurers' (Public Sector) Association of India. Kaul commenced his career as an Officer with the General Insurance Corporation of India in 1977. After a year, he was assigned to the National Insurance Company Limited (NICL), where he handled several responsibilities.

In 1993, Kaul was seconded to Kenindia Assurance Company Limited, Nairobi as Deputy General Manager, Operations. He returned to NICL in 1999 as Manager of Delhi Regional Office II. From 2000 to 2002, he was in charge of operations of NICL in Gujarat. In 2002, he became the Assistant General Manager of Delhi Regional Office I. In 2006, he took over as General Manager, NICL, Kolkata. He does not hold directorship or committee membership of any other company.

S. H. Khan

S. H. Khan joined the ITC Board as a Non-Executive Independent Director on October 30, 2006. Khan is the former Chairman and Managing Director of Industrial Development Bank of India (IDBI). He holds a Master's degree in Commerce and is a university Gold Medalist. He is an alumnus of International Management Development Institute, Lausanne.

He started his professional career with RBI and after serving it for a few years moved over to IDBI in 1966. He served IDBI in various capacities for over three decades and retired as its Chairman and Managing Director in 1998. During his tenure as Chairman, IDBI made impressive growth in its operations and profits. He was instrumental in expanding its activities to several new areas like commercial banking, asset management and stock broking. He played an important role in the promotion of two premier capital market institutions viz., NSE and NSDL and guided their operations for 5 years as their first Chairman. He was also involved in the promotion of the rating agency, CARE and served as its Chairman for 10 years.

Khan in his capacity as IDBI Chairman has served on the Boards of a number of important institutions such as UTI, LIC, GIC, IFCI, Exim Bank, Deposit Insurance Corporation, Indian Airlines and Air India. Currently he serves as an Independent Director on the Boards of several companies.

Other Directorships

Name of the Company	Position
Infrastructure Development Finance Company Limited	Director
Apollo Health Street Limited	Director
Bajaj Auto Limited	Director
Bajaj Allianz General Insurance Company Limited	Director
Bajaj Allianz Life Insurance Company Limited	Director
Bajaj Holdings & Investment Limited	Director
Bajaj Finserv Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Infrastructure Development Finance Company Limited	Audit Committee	Chairman
	Investors' Grievance Committee	Chairman
Apollo Health Street Limited	Audit Committee	Chairman
Bajaj Auto Limited	Audit Committee	Chairman
	Shareholders' / Investors' Grievance Committee	Member
Bajaj Finserv Limited	Shareholders' / Investors' Grievance Committee	Chairman
	Audit Committee	Member
Bajaj Holdings & Investment Limited	Audit Committee	Member
	Shareholders' / Investors' Grievance Committee	Member

S. B. Mathur

S. B. Mathur has been on the ITC Board since July 29, 2005, first as a representative of the Life Insurance Corporation of India (LIC) and then in his individual capacity as a Non-Executive Independent Director.

A qualified Chartered Accountant, Mathur retired from LIC in October 2004 as its Chairman. Subsequently, the Government of India appointed him the Administrator of the Specified Undertaking of the Unit Trust of India in December 2004, up to December 2007.

Mathur took over as Chairman of LIC at a time when the insurance sector had just opened up. Under his leadership, LIC successfully rose to the challenges of a competitive environment by enhancing product offerings.

He joined LIC in 1967 as a Direct Recruit Officer and rose to the rank of Chairman. He held various positions in LIC including Senior Divisional Manager of Gwalior Division, Chief of Corporate Planning, General Manager of LIC (International) E.C., Zonal Manager in charge of Western Zone and Executive Director.

Other Directorships

Name of the Company	Position
National Stock Exchange of India Limited	Chairman
IDFC Trustee Company Limited	Chairman & Director
Orbis Financial Corporation Limited	Chairman & Director
Ultra Tech Cement Limited	Director
National Collateral Management Services Limited	Director
HOEC Limited	Director
Havells India Limited	Director
DCM Shriram Industries Limited	Director
Infrastructure Leasing & Financial Services Limited	Director
Housing Development & Infrastructure Limited	Director
Universal Sompo General Insurance Company Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Havells India Limited	Audit Committee	Chairman
Universal Sompo General Insurance Company Limited	Audit Committee	Chairman
Orbis Financial Corporation Limited	Audit Committee	Member
HOEC Limited	Audit Committee	Member
DCM Shriram Industries Limited	Audit Committee	Member

D. K. Mehrotra

D. K. Mehrotra has been on the ITC Board since May 26, 2006, first as a representative of the Specified Undertaking of the Unit Trust of India and then as a representative of the Life Insurance Corporation of India (LIC). He is currently the Managing Director of LIC. He joined LIC as a Direct Recruit Officer in 1977.

Born in 1953, Mehrotra is an Honours Graduate in Science from the Patna University. In an illustrious career spanning 30 years, Mehrotra has held various important positions spanning three Zones and the Corporate Office of LIC. He was Executive Director (International Operations) before being appointed Managing Director.

Mehrotra has attended several important knowledge forums in India and abroad. He is associated with the apex training institutes of insurance in India, like the National Insurance Academy and the Insurance Institute of India. He is also a member of the Supervisory Board of India Advantage Funds I & II of the ICICI Venture Funds Management Company Limited.

Other Directorships

Name of the Company	Position
LICHFL Care Homes Limited	Chairman
LIC (International) B.S.C.(C), Bahrain*	Deputy Chairman & Director
LIC Housing Finance Limited	Managing Director
ACC Limited	Director
Infrastructure Leasing & Financial Services Limited	Director
LIC Cards Services Limited	Director

Committee Membership of other Companies: Nil

Your Directors

H. G. Powell

H. G. Powell joined the ITC Board as a representative of BAT on May 7, 2008. Powell's career, spanning almost 40 years, began in 1963 when he joined Unilever in its Management Development Scheme. He trained with Lever Brothers for 5 years in the Marketing and Sales functions.

In 1968, he joined Warner-Lambert Inc. as Brand Manager and became General Manager, Consumer Products, in 1975. A year later, he moved over to Standard Brands in Canada and assumed charge as President of Lowney's Confectionery. Two years later, Powell joined Jacobs Suchard as President of Nabob Foods. He later shifted to Germany to head Jacobs Suchard's coffee and chocolate unit.

In 1984, he joined John Labatt Limited in Canada, and was President of a number of its businesses, including McGavin's Bakeries, Everfresh Juice Company in Chicago, Ontario Breweries and Labatt Brewing Company. In 1995, he took over as Chief Executive Officer of Interbrew Americas and then of Interbrew SA in 1999. Powell retired from Interbrew SA in 2002.

Other Directorships

Name of the Company	Position
Reynolds American Inc.*	Director

Committee Membership of other Companies: Nil

P. B. Ramanujam

P. B. Ramanujam has been on the Board of ITC since October 30, 1998, first as a representative of the General Insurance Corporation of India (GIC) and its erstwhile subsidiaries and then in his individual capacity as a Non-Executive Independent Director. A qualified Chartered Accountant, Ramanujam has held several responsibilities in GIC covering finance, accounts, investments, reinsurance, information technology etc. He was General Manager and Director with the National Insurance Company Limited, and Managing Director of GIC till July 31, 2004.

Ramanujam has served as a faculty member at the National Insurance Academy, Pune. He is a guest faculty at the Institute of Financial & Management Research, Chennai in the area of risk management & insurance. He was also the Chairman of the committee appointed by the interim Insurance Regulatory Authority (IRA) for prescribing norms, rules and regulations in the area of finance. He has also been a member of two other IRA committees on technical issues and investment matters, and Insurance Regulatory Information System. He was a member of FICCI's Reinsurance Sub-Committee, the Insurance Tariff Advisory Committee and the Advisory Committee on Finance of the Insurance Regulatory and Development Authority.
He is currently a member of the Educational Advisory Council of the School of Management, SRM University, Tamil Nadu. He does not hold directorship or committee membership of any other company.

Anthony Ruys

Anthony Ruys joined the ITC Board as a representative of BAT on January 20, 2009. He holds a degree in commercial law from the University of Utrecht and a Master's degree from the Harvard Business School.

Ruys commenced his career with Unilever in 1974. During his long tenure with Unilever, he served at various senior positions, including that of marketing director and chairman of various subsidiary companies in the Netherlands, Colombia and Italy. In 1993, he joined Heineken as a member of its Executive Board, became Vice-Chairman in 1996 & Chairman in 2002 and remained in that position till 2005. In March 2006, he was appointed to the Board of BAT as a Non-Executive Director. Currently, Ruys also serves as Chairman on the Board of Trustees of Rijksmuseum, Aids Foundation and Madurodam (Miniature City).

Other Directorships

Name of the Company	Position
Schiphol Group NV, NL* (Int. Airport)	Chairman
British American Tobacco p.l.c., UK*	Director
Lottomatica SpA, Italy*	Director
Janivo Holdings BV, NL*	Director

Committee Membership of other Companies: Nil

Basudeb Sen

Basudeb Sen has been on the Board of ITC since March 23, 1995, first as a nominee and then as a representative of the Unit Trust of India (UTI), and from July 28, 2000 in his individual capacity as a Non-Executive Independent Director. Sen has over 32 years of management experience in different areas of commercial banking, coal mining, development banking and investment management. He is an M.A. in Economics from the University of Calcutta and a Ph.D. from Indian Statistical Institute, besides being an alumnus of the Harvard Business School.

Sen is on the Academic Advisory Committee of the Calcutta Business School and also its Director. He has contributed several articles in academic / professional journals and financial papers on a wide range of issues related to management, economics, banking, financial markets and energy.

He has served as Chairman and Managing Director of the Industrial Investment Bank of India Limited and Executive Director of UTI. He has managed critical business responsibilities in various areas including strategic planning, risk management system, investment portfolio management and fund marketing & credit / project appraisal.

Sen has served as Chairman and / or Member of various working groups / committees set up by SEBI, RBI, Indian financial institutions and industry associations on such issues as consortium lending, corporate governance, institutional disinvestment, overseas investment by mutual funds, money markets and corporate debt restructuring. He has also served on the Boards of several companies in sectors like infrastructure, engineering, petrochemicals, electronics and financial services.

Other Directorships

Name of the Company	Position
South Asian Petrochem Limited	Director
Srei Venture Capital Limited	Director
Gujarat NRE Coke Limited	Director
Sumedha Fiscal Services Limited	Director
Mahanagar Gas Limited	Director
Ispat Industries Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Mahanagar Gas Limited	Audit Committee	Chairman
Gujarat NRE Coke Limited	Audit Committee	Member
South Asian Petrochem Limited	Shareholders' Grievance Committee	Member
	Audit Committee	Member

B. Vijayaraghavan

B. Vijayaraghavan joined the ITC Board as a Non-Executive Independent Director on November 25, 1996. Vijayaraghavan was in the Indian Administrative Service from 1957 to 1993, when he retired in the rank of Chief Secretary to the Government of Tamil Nadu. He has served as Secretary to the Tamil Nadu Government in the Public Works, Forests & Fisheries, Prohibition & Excise and Home departments. He has been the Chairman of the Tamil Nadu Electricity Board, Member - Board of Revenue and Commissioner of Commercial Taxes, Tamil Nadu, Chairman and President - Tuticorin Alkali Chemicals and Fertilisers Limited, Chairman and Managing Director - State Industries Promotion Corporation of Tamil Nadu and Vigilance Commissioner & Commissioner for Administrative Reforms, Tamil Nadu. During this period, he had also chaired various government committees concerning forests, wildlife, environment and reform of sales tax laws and administration.

After his retirement from Government service, Vijayaraghavan was a Member of the Syndicates of Alagappa University and Bharathidasan University, Member of the Governing Council, Salim Ali Centre for Ornithology and Natural History, Chairman, Madras Naturalists' Society, Member of the Committee for Economic Reforms, Jammu and Kashmir, Member of the Board of Trustees of the Indian Bank Mutual Fund and arbitrator for disputes between the public sector coal companies and the State Electricity Boards of Maharashtra, Gujarat, Madhya Pradesh and Chattisgarh. Vijayaraghavan is currently Chairman, Chennai Snake Park Trust. He does not hold directorship or committee membership of any other company.

Notes:
1. *Other Directorships and Committee Memberships of Directors are as on 22nd May, 2009.*
2. *Other Directorships exclude Directorship in Indian Private Limited Companies, Membership of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorship.*
3. *Committee Memberships are in respect of Audit Committee and Investors Grievance Committee of Indian Public Limited Companies.*

* *Denotes Foreign Company*

Report on Corporate Governance

The Directors present the Company's Report on Corporate Governance.

ITC Limited has been one of the frontrunners in India to have put in place a formalised system of Corporate Governance.

THE COMPANY'S GOVERNANCE PHILOSOPHY

ITC defines Corporate Governance as a systemic process by which companies are directed and controlled to enhance their wealth-generating capacity. Since large corporations employ a vast quantum of societal resources, ITC believes that the governance process should ensure that these resources are utilised in a manner that meets stakeholders' aspirations and societal expectations. This belief is reflected in the Company's deep commitment to contribute to the "triple bottom line", namely the development, nurture and regeneration of the nation's economic, social and environmental capital.

ITC's Corporate Governance structure, systems and processes are based on two core principles:

(i) Management must have the executive freedom to drive the enterprise forward without undue restraints, and

(ii) This freedom of management should be exercised within a framework of effective accountability.

ITC believes that any meaningful policy on Corporate Governance must empower the executive management of the Company. At the same time, Governance must create a mechanism of checks and balances to ensure that the decision-making powers vested in the executive management are used with care and responsibility to meet stakeholders' aspirations and societal expectations.

From this definition and core principles of Corporate Governance emerge the cornerstones of ITC's governance philosophy, namely trusteeship, transparency, empowerment and accountability, control and ethical corporate citizenship. ITC believes that the practice of each of these creates the right corporate culture that fulfils the true purpose of Corporate Governance.

Trusteeship recognises that large corporations, which represent a coalition of interests, namely those of the shareholders, other providers of capital, business associates and employees, have both an economic and a social purpose, thereby casting the responsibility on the Board of Directors to protect and enhance shareholder value, as well as fulfil obligations to other stakeholders. Inherent in the concept of trusteeship is the responsibility to ensure equity, namely, that the rights of all shareholders, large or small, are protected.

Transparency means explaining the Company's policies and actions to those to whom it has responsibilities. Externally, this means maximum appropriate disclosures without jeopardising the Company's strategic interests and internally, this means openness in the Company's relationship with its employees and in the conduct of its business. ITC believes transparency enhances accountability.

Empowerment is a process of unleashing creativity and innovation throughout the organisation by truly vesting decision-making powers at the most appropriate levels and as close to the scene of action as feasible, thereby helping actualise the potential of its employees. Empowerment is an essential concomitant of ITC's first core principle of governance that management must have the freedom to drive the enterprise forward. ITC believes that empowerment combined with accountability provides an impetus to performance and improves effectiveness, thereby enhancing shareholder value.

Control ensures that freedom of management is exercised within a framework of checks and balances and is designed to prevent misuse of power, facilitate timely management of change and ensure effective management of risks. ITC believes that control is a necessary concomitant of its second core principle of governance that the freedom of management should be exercised within a framework of appropriate checks and balances.

Ethical Corporate Citizenship means setting exemplary standards of ethical behaviour, both internally within the organisation, as well as in external relationships. ITC believes that unethical behaviour corrupts organisational

[The cornerstones of ITC's governance philosophy are trusteeship, transparency, empowerment and accountability, control and ethical corporate citizenship.]

culture and undermines stakeholder value. Governance processes in ITC continuously reinforce and help realise the Company's belief in ethical corporate citizenship.

THE GOVERNANCE STRUCTURE

The practice of Corporate Governance in ITC is at three interlinked levels:

Strategic supervision	**by the Board of Directors**
Strategic management	by the Corporate Management Committee
Executive management	**by the Divisional / Strategic Business Unit (SBU) Chief Executive assisted by the respective Divisional / SBU Management Committee**

The three-tier governance structure ensures that:

(a) Strategic supervision (on behalf of the shareholders), being free from involvement in the task of strategic management of the Company, can be conducted by the Board with objectivity, thereby sharpening accountability of management;

(b) Strategic management of the Company, uncluttered by the day-to-day tasks of executive management, remains focused and energised; and

(c) Executive management of a Division or Business, free from collective strategic responsibilities for ITC as a whole, focuses on enhancing the quality, efficiency and effectiveness of the business.

The core roles of the key entities flow from this structure. The core roles, in turn, determine the core responsibilities of each entity. In order to discharge such responsibilities, each entity is empowered formally with requisite powers.

The structure, processes and practices of governance enable focus on the Corporate purpose while simultaneously facilitating effective management of the wider portfolio of businesses.

The Governance Document that sets out the structure, policies and practices of governance within the organisation is available on the Company's corporate website www.itcportal.com for general information.

ROLES OF VARIOUS ENTITIES

Board of Directors (Board): The primary role of the Board is that of trusteeship to protect and enhance shareholder value through strategic supervision of ITC, its wholly owned subsidiaries and their wholly owned subsidiaries. As trustees, the Board ensures that the Company has clear goals relating to shareholder value and its growth. The Board sets strategic goals and seeks accountability for their fulfilment. The Board also provides direction and exercises appropriate control to ensure that the Company is managed in a manner that fulfils stakeholders' aspirations and societal expectations. The Board, as part and parcel of its functioning, also periodically reviews its role.

Corporate Management Committee (CMC): The primary role of the CMC is strategic management of the Company's businesses within Board approved direction / framework. The CMC operates under the strategic supervision and control of the Board.

Chairman: The Chairman of ITC is the Chief Executive of the Company. He is the Chairman of the Board and the CMC. His primary role is to provide leadership to the Board and the CMC for realising Company goals in accordance with the charter approved by the Board. He is responsible, inter alia, for the working of the Board and the CMC, for ensuring that all relevant issues are on the agenda and for ensuring that all Directors and CMC members are enabled and encouraged to play a full part in the activities of the Board and the CMC. He keeps the Board informed on all matters of importance. He is also responsible for the balance of membership of the Board, subject to Board and Shareholder approvals. He presides over General Meetings of Shareholders.

Divisional Management Committee (DMC) / SBU Management Committee (SBU MC): The primary role of the DMC / SBU MC is executive management of the Divisional / SBU business to realise tactical and strategic objectives in accordance with Board approved plan.

Executive Director: The Executive Directors, as members of the CMC, contribute to the strategic management of the Company's businesses within Board approved direction / framework. As Directors accountable to the Board for a business / corporate function, they assume overall responsibility for its strategic management, including its governance processes and top management effectiveness. As Directors accountable to the Board for a wholly owned subsidiary or its wholly owned subsidiary, they act as the custodians of ITC's interests and are responsible for their governance in accordance with the charter approved by the Board.

Report on Corporate Governance

Non-Executive Director: Non-Executive Directors, including Independent Directors, play a critical role in imparting balance to the Board processes by bringing an independent judgement on issues of strategy, performance, resources, standards of Company conduct etc.

Divisional / SBU CEO: The Divisional / SBU CEO is the Chief Operating Officer for a business with executive responsibility for its day-to-day operations and provides leadership to the DMC / SBU MC in its task of executive management of the business.

BOARD OF DIRECTORS

In terms of the Company's Corporate Governance Policy, all statutory and other significant and material information are placed before the Board to enable it to discharge its responsibility of strategic supervision of the Company as trustees of the Shareholders.

Composition

The ITC Board is a balanced Board, comprising Executive and Non-Executive Directors. The Non-Executive Directors include independent professionals. Executive Directors, including the Chairman, do not generally exceed one-third of the total strength of the Board.

The Governance Policy requires that the Non-Executive Directors be drawn from amongst eminent professionals with experience in business / finance / law / public enterprises. Directors are appointed / re-appointed with the approval of the Shareholders for a period of three to five years or a shorter duration in accordance with retirement guidelines as determined by the Board from time to time. All Directors are liable to retire by rotation unless otherwise approved by the Shareholders. One-third of the Directors who are liable to retire by rotation, retire every year and are eligible for re-election. In terms of the Articles of Association of the Company, the strength of the Board shall not be fewer than five nor more than eighteen. The present strength of the Board is thirteen, of which three are Executive Directors.

The following is the composition of the Board as on 31st March, 2009:

Category	No. of Directors	Percentage to total no. of Directors
Executive Directors	3	23
Non-Executive Independent Directors	8	62
Other Non-Executive Directors	2	15
Total	**13**	**100**

Director	Category	No. of other Directorship(s)[1]	No. of Membership(s) [including Chairmanship(s)] of Board Committees of other companies[2]
Executive Directors			
Y. C. Deveshwar	Chairman	2	1
A. Singh		1	Nil
K. Vaidyanath		6	3 [all as Chairman]
Non-Executive Directors			
S. H. Khan	Independent Director	7	9 [including 5 as Chairman]
S. B. Mathur	Independent Director	11	5 [including 2 as Chairman]
P. B. Ramanujam	Independent Director	Nil	Nil
B. Sen	Independent Director	6	4 [including 1 as Chairman]
B. Vijayaraghavan	Independent Director	Nil	Nil
A. Baijal	Independent Director - Representative of Specified Undertaking of the Unit Trust of India as Investor	5	1
R. K. Kaul	Independent Director - Representative of General Insurers' (Public Sector) Association of India as Investor	Nil	Nil
D. K. Mehrotra	Independent Director - Representative of Life Insurance Corporation of India as Investor	5	Nil
H. G. Powell[3]		Nil	Nil
A. Ruys[4]		Nil	Nil

1. *Excludes Directorship in Indian Private Limited Companies & Foreign Companies, Membership of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorship.*
2. *Represents Membership / Chairmanship of Audit Committee and Investors Grievance Committee of Indian Public Limited Companies.*
3. *Appointed Director w.e.f. 7th May, 2008.*
4. *Appointed Director w.e.f. 20th January, 2009.*

Note: Other Directorships and Committee Memberships of Directors are as on 22nd May, 2009.

Meetings and Attendance

The Company's Governance Policy requires the Board to meet at least six times in a year. The intervening period between two Board meetings was well within the maximum gap of four months prescribed under Clause 49 of the Listing Agreement. The annual calendar of meetings is broadly determined at the beginning of each year.

Board Agenda

Meetings are governed by a structured agenda. The Board members, in consultation with the Chairman, may bring up any matter for the consideration of the Board. All major agenda items are backed by comprehensive background information to enable the Board to take informed decisions. Agenda papers are circulated at least seven working days prior to the Board meeting.

Information placed before the Board

Apart from the items that are required to be placed before the Board for its approval, both under the statutes and the Governance Policy, the following are also tabled for the Board's periodic review / information:

- Quarterly performance against plan, including business-wise financials in respect of revenue, profits, cash flow, balance sheet, investments and capex.
- Half-Yearly summary of all long-term borrowings made, bank guarantees issued and investments made.
- Treasury Policy, both domestic & forex, as and when changes take place.
- Internal Audit findings and External Audit Management Reports (through the Audit Committee).
- Status of safety, security and legal compliance.
- Status of business risk exposures, its management and related action plans.
- Company's management development processes and succession of senior management (through the Nominations Committee).
- Show Cause, demand, prosecution and adjudication notices, if any, from revenue authorities which are considered materially important, including any exposure that exceeds 1% of the Company's net worth, and their outcome.
- Default, if any, in payment of dues to any major creditor.
- Product liability claims of a substantial nature, if any.
- Information on strikes, lockouts, retrenchment, fatal accidents etc., if any.
- Significant court judgement or order passing strictures, if any, on the conduct of the Company or a subsidiary of the Company or any employee, which could negatively impact the Company's image.
- Terms of reference of Board Committees.
- Policy on Shareholder Disclosures.
- Incident of theft / fraud / dishonesty of a significant nature, if any.
- Write-offs / disposals (fixed assets, inventories, receivables, advances etc.) on a half-yearly basis.

Post-meeting follow-up system

The Governance processes in the Company include an effective post-meeting follow-up, review and reporting process for action taken / pending on decisions of the Board, the Board Committees, the CMC and the Divisional / SBU Management Committees.

[Ethical Corporate Citizenship means setting exemplary standards of ethical behaviour, both internally within the organisation, as well as in external relationships.]

Details of Board Meetings during the financial year

During the financial year ended 31st March, 2009, five meetings of the Board were held, as follows:

Sl. No.	Date	Board Strength	No. of Directors present
1	23rd May, 2008	15	15
2	30th July, 2008	15	13
3	24th October, 2008	14	10
4	19th January, 2009	13	12
5	20th March, 2009	14	12

Attendance at Board Meetings and at Annual General Meeting (AGM) during the financial year

Director	No. of Board meetings attended	Attendance at last AGM
Y. C. Deveshwar	5	Yes
A. Singh	5	Yes
K. Vaidyanath	5	Yes
A. Baijal	4	No
R. K. Kaul	3	Yes
S. H. Khan	5	Yes
S. B. Mathur	5	Yes
D. K. Mehrotra	3	Yes
H. G. Powell[1]	3	No
P. B. Ramanujam	5	Yes
A. Ruys[2]	1	NA
B. Sen	5	Yes
B. Vijayaraghavan	5	Yes
J. P. Daly[3]	1	No
S. S. H. Rehman[4]	5	Yes
Ram S. Tarneja[5]	2	Yes

1. *Appointed Director w.e.f. 7th May, 2008.*
2. *Appointed Director w.e.f. 20th January, 2009.*
3. *Ceased to be Director w.e.f. 8th January, 2009.*
4. *Ceased to be Director w.e.f. 21st March, 2009.*
5. *Ceased to be Director w.e.f. 27th August, 2008.*

COMMITTEES OF THE BOARD

Currently, there are five Board Committees – the Audit Committee, the Compensation Committee, the Investor Services Committee, the Nominations Committee and the Sustainability Committee. The terms of reference of the Board Committees are determined by the Board from time to time. Meetings of each Board Committee are convened by the respective Committee Chairman. Signed minutes of Board Committee meetings are placed for the information of the Board. Matters requiring the Board's attention / approval are generally placed in the form of notes to the Board from the respective Committee Chairman. The role and composition of these Committees, including the number of meetings held during the financial year and the related attendance, are provided below.

I. AUDIT COMMITTEE

The Audit Committee of the Board, inter alia, provides reassurance to the Board on the existence of an effective internal control environment that ensures:

- efficiency and effectiveness of operations, both domestic and overseas;
- safeguarding of assets and adequacy of provisions for all liabilities;
- reliability of financial and other management information and adequacy of disclosures;
- compliance with all relevant statutes.

The Audit Committee is empowered, pursuant to its terms of reference, inter alia, to:

- investigate any activity within its terms of reference and to seek any information it requires from any employee;
- obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise, when considered necessary.

The role of the Committee includes the following:

(a) Overseeing the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible;

(b) Recommending the appointment and removal of external auditors, fixation of audit fee and approval of payment of fees for any other services rendered by the auditors;

(c) Reviewing with the management the financial statements before submission to the Board, focusing primarily on:

- Any changes in accounting policies and practices
- The going concern assumption
- Major accounting entries based on exercise of judgement by management
- Significant adjustments arising out of audit
- Compliance with Accounting Standards
- Compliance with Stock Exchange and legal requirements concerning financial statements
- Related party transactions
- Qualifications in draft audit report
- Report of the Directors & Management Discussion and Analysis;

(d) Reviewing with the management, external and internal auditors, the adequacy of internal control systems and the Company's statement on the same prior to endorsement by the Board;

(e) Reviewing the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit;

(f) Reviewing reports of internal audit, including that of wholly owned subsidiaries, and discussion with internal auditors on any significant findings and follow-up thereon;

(g) Reviewing the findings of any internal investigations by the internal auditors and the executive management's response on matters where there is suspected fraud or irregularity or failure of internal control systems of a material nature and reporting the matter to the Board;

(h) Discussion with the external auditors, before the audit commences, on nature and scope of audit, as well as after conclusion of the audit, to ascertain any areas of concern and review the comments contained in their management letter;

(i) Reviewing the Company's financial and risk management policies;

(j) Looking into the reasons for substantial defaults, if any, in payment to shareholders (in case of non-payment of declared dividends) and creditors;

(k) Considering such other matters as may be required by the Board;

(l) Reviewing any other areas which may be specified as role of the Audit Committee under the Listing Agreement, Companies Act and other statutes, as amended from time to time.

Composition

The Audit Committee presently comprises four Non-Executive Directors, all of whom are Independent Directors. The Director responsible for the Finance function, the Head of Internal Audit and the representative of the Statutory Auditors are Invitees to the Audit Committee. The Head of Internal Audit is the Co-ordinator and the Company Secretary is the Secretary to the Committee. The representative of the Cost Auditors is invited to meetings of the Audit Committee whenever matters relating to cost audit are

[Inherent in the concept of trusteeship is the responsibility to ensure equity, namely, that the rights of all shareholders, large or small, are protected.]

considered. All members of the Committee are financially literate; two members, including the Chairman of the Committee, have accounting and financial management expertise.

The names of the members of the Audit Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

Details of Audit Committee Meetings during the financial year

During the financial year ended 31st March, 2009, nine meetings of the Audit Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	1st April, 2008	3	3
2	16th May, 2008	3	3
3	23rd May, 2008	3	3
4	11th July, 2008	3	2
5	30th July, 2008	3	3
6	12th September, 2008	3	3
7	24th October, 2008	3	3
8	28th November, 2008	3	3
9	19th January, 2009	4	3

Attendance at Audit Committee Meetings during the financial year

Director	No. of meetings attended
S. B. Mathur[1]	8
R. K. Kaul[2]	Nil
P. B. Ramanujam	9
B. Vijayaraghavan	9

1. Appointed Chairman of the Committee w.e.f. 19th January, 2009.

2. Appointed Member w.e.f. 19th January, 2009.

II. REMUNERATION COMMITTEE

The Remuneration Committee of the Board, under the nomenclature 'Compensation Committee', inter alia, recommends to the Board the compensation terms of Executive Directors and the seniormost level of management immediately below the Executive Directors. This Committee also has the responsibility for administering the Employee Stock Option Scheme of the Company.

Composition

The Compensation Committee presently comprises four Non-Executive Directors, three of whom are Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Compensation Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

Details of Compensation Committee Meetings during the financial year

During the financial year ended 31st March, 2009, two meetings of the Compensation Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	22nd May, 2008	4	4
2	30th July, 2008	4	3

Attendance at Compensation Committee Meetings during the financial year

Director	No. of meetings attended
S. H. Khan[1]	NA
S. B. Mathur	2
H. G. Powell[2]	NA
B. Sen	2
J. P. Daly[3]	1
Ram S. Tarneja[4]	2

1. Appointed Member and Chairman of the Committee w.e.f. 24th October, 2008.

2. Appointed Member w.e.f. 24th October, 2008.

3. Ceased to be Member w.e.f. 24th October, 2008.

4. Ceased to be Member w.e.f. 27th August, 2008.

Remuneration Policy

ITC's remuneration strategy aims at attracting and retaining high calibre talent. The remuneration policy, therefore, is market-led and takes into account the competitive circumstance of each business so as to attract and retain quality talent and leverage performance significantly.

Remuneration of Directors

Remuneration of Executive Directors is determined by the Compensation Committee comprising only Non-Executive Directors. The recommendations of the Compensation Committee are considered and approved by the Board subject to the approval of the Shareholders. The Chairman and Executive Directors are entitled to Performance Bonus for each financial year up to a maximum of 200% and 150% of their consolidated salary, respectively, as approved by the Shareholders, and as may be determined by the Board on the recommendation of the Compensation Committee.

Non-Executive Directors are entitled to remuneration by way of commission for each financial year, up to a maximum of Rs. 6,00,000/- individually, as approved by the Shareholders. Non-Executive Directors' commission is determined by the Board based, inter alia, on the Company's performance and regulatory provisions. Such commission is payable on a uniform basis to reinforce the principle of collective responsibility. Non-Executive Directors are also entitled to sitting fees for attending meetings of the Board and Committees thereof, the limits for which have been approved by the Shareholders. The sitting fees, as determined by the Board, are presently Rs. 20,000/- for attending each meeting of the Board, Audit Committee, Compensation Committee, Nominations Committee and Sustainability Committee and Rs. 5,000/- for each meeting of the Investor Services Committee. Non-Executive Directors are also entitled to coverage under Personal Accident Insurance.

Details of Remuneration paid to the Directors during the financial year ended 31st March, 2009

(Rs. in Lakhs)

Director	Consolidated Salary	Perquisites and other Benefits	Performance Bonus / Commission	Sitting Fees	Total
Y. C. Deveshwar	240.00	38.80	480.00	-	758.80
A. Singh	108.00	22.73	162.00	-	292.73
K. Vaidyanath	93.00	21.10	139.50	-	253.60
A. Baijal	-	-	2.71*	0.80	3.51
R. K. Kaul	-	-	2.60*	1.30*	3.90
S. H. Khan	-	-	4.00	1.00	5.00
S. B. Mathur	-	-	2.42#	3.00	5.42
D. K. Mehrotra	-	-	4.00*	0.60*	4.60
H. G. Powell 1	-	-	NA	0.60	0.60
P. B. Ramanujam	-	-	4.00#	3.20	7.20
A. Ruys 2	-	-	NA	0.20	0.20
B. Sen	-	-	4.00	2.60	6.60
B. Vijayaraghavan	-	-	4.00	2.95	6.95
J. P. Daly 3	-	-	4.00*	-@	4.00
C. R. Green 4	-	-	4.00*	-	4.00
S. S. H. Rehman 5	104.81	33.66	162.00	-	300.47
Ram S. Tarneja 6	-	-	4.00	0.80	4.80

@ Waived entitlement to sitting fees.
** Paid to the Institution / Company the Director represents.*
 # Includes Rs.1.29 lakhs paid to the Institution the Director represented.
1. Appointed Director w.e.f. 7th May, 2008.
2. Appointed Director w.e.f. 20th January, 2009.
3. Ceased to be Director w.e.f. 8th January, 2009.
4. Ceased to be Director w.e.f. 1st April, 2008.
5. Ceased to be Director w.e.f. 21st March, 2009.
6. Ceased to be Director w.e.f. 27th August, 2008.

Note: Disclosure with respect to Non-Executive Directors - Pecuniary relationship: None.

[The Sustainability Committee will guide the Company in integrating its social and environmental objectives with its business strategies, and shape ITC's goals in contributing to climate change mitigation.]

Employee Stock Option Scheme

The Company granted 59,69,437 Options during the financial year to the eligible employees of the Company and some of its subsidiary companies.

Each Option entitles the holder thereof to apply for and be allotted ten Ordinary Shares of the Company of Re.1/- each upon payment of the exercise price during the exercise period. The exercise period commences from the date of vesting of the Options and expires at the end of five years from the date of such vesting.

Exercise of Options is permitted during the period from the 1st to the 10th day of each month, except from April to August during which period exercise is permitted from 21st June to 10th August.

The vesting period for conversion of Options is as follows:

On completion of 12 months from the date of grant of the Options	:	30% vests
On completion of 24 months from the date of grant of the Options	:	30% vests
On completion of 36 months from the date of grant of the Options	:	40% vests

Shares and Options of Directors

Director	No. of Ordinary Shares of Re.1/- each held (singly / jointly) as on 31st March, 2009	No. of Options granted during the financial year
Y. C. Deveshwar	9,03,905	1,35,000
A. Singh	2,45,310	67,500
K. Vaidyanath	4,68,250	67,500
A. Baijal	Nil	Nil
R. K. Kaul	Nil	Nil
S. H. Khan	Nil	10,000
S. B. Mathur	500	10,000
D. K. Mehrotra	Nil	Nil
H. G. Powell	Nil	Nil
P. B. Ramanujam	Nil	10,000
A. Ruys	Nil	Nil
B. Sen	2,95,100	10,000
B. Vijayaraghavan	1,37,850	10,000

Note: The Options were granted at the 'market price' as defined under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

Service Contracts, Severance Fee and Notice Period

The appointment of the Executive Directors is governed by resolutions passed by the Board and the Shareholders of the Company, which cover the terms and conditions of such appointment read with the service rules of the Company. A separate Service Contract is not entered into by the Company with those elevated to the Board from the management cadre, since they already have a Service Contract with the Company.

There is no separate provision for payment of severance fee under the resolutions governing the appointment of Executive Directors who have all been drawn from amongst the management cadre. The statutory provisions will however apply. In terms of the Articles of Association of the Company, a notice of one month is required to be given by a Director seeking to vacate office and the resignation takes effect upon the expiration of such notice or its earlier acceptance by the Board.

III. INVESTORS GRIEVANCE COMMITTEE

The Investors Grievance Committee of the Board, under the nomenclature 'Investor Services Committee', oversees redressal of shareholder and investor grievances, and approves sub-division / transmission of shares, issue of duplicate share certificates etc.

Composition

The Investor Services Committee presently comprises five Directors, four of whom are Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Investor Services Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

Details of Investor Services Committee Meetings during the financial year

During the financial year ended 31st March, 2009, twenty-nine meetings of the Investor Services

Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	1st April, 2008	3	3
2	17th April, 2008	3	2
3	25th April, 2008	3	2
4	12th May, 2008	3	2
5	23rd May, 2008	3	3
6	9th June, 2008	3	2
7	23rd June, 2008	3	2
8	2nd July, 2008	3	2
9	11th July, 2008	3	3
10	21st July, 2008	3	2
11	7th August, 2008	4	2
12	25th August, 2008	4	2
13	8th September, 2008	4	2
14	12th September, 2008	4	3
15	22nd September, 2008	4	2
16	1st October, 2008	4	2
17	23rd October, 2008	4	3
18	3rd November, 2008	5	2
19	18th November, 2008	5	3
20	28th November, 2008	5	3
21	16th December, 2008	5	3
22	30th December, 2008	5	3
23	5th January, 2009	5	2
24	19th January, 2009	5	4
25	30th January, 2009	5	2
26	16th February, 2009	5	2
27	2nd March, 2009	5	3
28	9th March, 2009	5	3
29	19th March, 2009	5	5

Attendance at Investor Services Committee Meetings during the financial year

Director	No. of meetings attended
R. K. Kaul [1]	14
P. B. Ramanujam	8
B. Sen	24
A. Singh	25
B. Vijayaraghavan [2]	3

1. Appointed Member and Chairman of the Committee w.e.f. 30th July, 2008 and 24th October, 2008, respectively.

2. Appointed Member w.e.f. 24th October, 2008.

IV. NOMINATIONS COMMITTEE

The primary role of the Nominations Committee of the Board is to make recommendations on Executive Directors' appointment to the Board, appointment to the Corporate Management Committee and the seniormost level of executive management below the Executive Directors.

Composition

The Nominations Committee presently comprises the Chairman of the Company and six Non-Executive Directors who are Independent Directors. The Chairman of the Company is the Chairman of the Committee.

The names of the members of the Nominations Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

There was no occasion for the Nominations Committee to meet during the financial year ended 31st March, 2009.

V. SUSTAINABILITY COMMITTEE

The role of the recently formed Sustainability Committee is to review, monitor and provide strategic direction to the Company's sustainability practices towards fulfilling its triple bottom line objectives. The Committee will guide the Company in integrating its social and environmental objectives with its business strategies. The Committee will also assist in shaping the Company's goals in contributing to climate change mitigation.

Composition

The Sustainability Committee comprises the Chairman of the Company and four Non-Executive Directors, two of whom are Independent Directors. The Chairman of the Company is the Chairman of the Committee.

The names of the members of the Sustainability Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

CORPORATE MANAGEMENT COMMITTEE

The primary role of the Corporate Management Committee is strategic management of the Company's businesses within Board approved direction / framework.

Composition

The Corporate Management Committee presently comprises all the Executive Directors and six senior members of management. The Chairman of the Company is the Chairman of the Committee. The composition of the Corporate Management Committee is determined by the Board based on the recommendation of the Nominations Committee.

The names of the members of the Corporate Management Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

The meetings of the Corporate Management Committee are chaired by the Chairman of the Company. Minutes of Corporate Management Committee meetings are placed before the Board for its information. Moreover, matters requiring the Board's attention / approval are placed in the form of notes from the relevant Executive Director / Corporate Management Committee Member / Invitee, backed by comprehensive background information, alongwith Divisional / SBU Management Committee's recommendation / approval, where applicable. Agenda papers are generally circulated at least three days prior to the meeting.

Details of Corporate Management Committee Meetings during the financial year

During the financial year ended 31st March, 2009, thirty-six meetings of the Corporate Management Committee were held, as follows:

Sl. No.	Date	Committee Strength (including Invitees)	No. of Members & Invitees present
1	23rd April, 2008	7	6
2	9th & 10th May, 2008	7	6
3	16th & 17th June, 2008	7	6
4	23rd & 24th July, 2008	7	7
5	21st & 22nd August, 2008	7	7
6	19th & 20th September, 2008	7	6
7	10th & 11th October, 2008	7	6
8	11th & 12th November, 2008	7	6
9	15th & 16th December, 2008	10	8
10	15th & 16th January, 2009	10	8
11	9th February, 2009	10	8
12	11th February, 2009	10	8
13	12th February, 2009	10	10
14	12th February, 2009	10	10
15	12th February, 2009	10	10
16	13th February, 2009	10	9
17	13th February, 2009	10	9
18	13th February, 2009	10	9
19	18th February, 2009	10	10
20	21st February, 2009	10	10
21	25th February, 2009	10	10
22	25th February, 2009	10	10
23	26th February, 2009	10	10
24	26th February, 2009	10	10
25	27th February, 2009	10	10
26	27th February, 2009	10	10
27	27th February, 2009	10	10
28	9th March, 2009	10	10
29	9th March, 2009	10	10
30	10th March, 2009	10	10
31	10th March, 2009	10	9
32	10th March, 2009	10	9
33	16th March, 2009	10	9
34	16th March, 2009	10	9
35	17th March, 2009	10	9
36	17th March, 2009	10	9

Attendance at Corporate Management Committee Meetings during the financial year

Member / Invitee	No. of meetings attended
Y. C. Deveshwar	36
A. Singh	36
K. Vaidyanath	36
N. Anand [1]	28
P. Chatterjee [1]	27
K. N. Grant [1]	26
R. G. Jacob	34
A. Nayak	35
R. Srinivasan	29
S. S. H. Rehman [2]	26

1. *Inducted as Invitee w.e.f. 13th November, 2008.*
2. *Ceased to be Member w.e.f. 21st March, 2009.*

DISCLOSURES

- Materially significant related party transactions which may have potential conflict with the interests of the Company at large:

  None; confirmation was placed before the Audit Committee and the Board that all related party transactions during the financial year ended 31st March, 2009 were in the ordinary course of business and on arm's length basis.

- Details of non-compliances, penalties, strictures by Stock Exchanges / SEBI / Statutory Authorities on any matter related to capital markets during the last three years:

  None

- Material non-listed subsidiary companies as defined in Clause 49 of the Listing Agreement with Stock Exchanges:

  None

- Inter-se relationships between Directors of the Company:

  None

MEANS OF COMMUNICATION

Timely disclosure of consistent, comparable, relevant and reliable information on corporate financial performance is at the core of good governance. Towards this end -

- The quarterly results of the Company were announced within a month of completion of the quarter. Audited annual results alongwith the results for the fourth quarter were announced within two months of the end of the financial year; such results were published, inter alia, in 'The Times of India' and 'Aajkal' from Kolkata, and on an all India basis in major newspapers, and also in Luxemburger Wort, Luxembourg. All these results, including the entire Report and Accounts, were posted on the Corporate Filing and Dissemination System (CFDS) website (www.corpfiling.co.in). As in the past, the Company will publish its quarterly, half-yearly and annual financial results and will also post the same on the CFDS website.
- Information relating to shareholding pattern, compliance with corporate governance norms etc. is also posted on the CFDS website.
- The Company's corporate website www.itcportal.com provides comprehensive information on ITC's portfolio of businesses, including sustainability initiatives comprising CSR activities and EHS performance. The website has entire sections dedicated to ITC's profile, history and evolution, its core values, corporate governance and leadership. An exclusive section on 'Shareholder Value' serves to inform and service Shareholders, enabling them to access information at their convenience. The entire Report and Accounts as well as quarterly and half-yearly financial results are available in downloadable formats under the section 'Shareholder Value' on the Company's website as a measure of added convenience to investors. The 'Newsroom' section includes all major media releases from the Company and relevant media clippings. Clarifications as and when provided

to institutional investors and analysts, including presentations made to them, are also posted on the Company's website.

- The Report of the Directors, forming part of the Report and Accounts, includes all aspects of the Management Discussion and Analysis Report.

ITC CODE OF CONDUCT

The ITC Code of Conduct, as adopted by the Board of Directors, is applicable to Directors, senior management and employees of the Company. The Code is derived from three interlinked fundamental principles, viz. good corporate governance, good corporate citizenship and exemplary personal conduct. The Code covers ITC's commitment to sustainable development, concern for occupational health, safety and environment, a gender friendly workplace, transparency and auditability, legal compliance, and the philosophy of leading by personal example. The Code is available on the Company's corporate website.

Declaration as required under Clause 49 of the Listing Agreement

All Directors and senior management of the Company have affirmed compliance with The ITC Code of Conduct for the financial year ended 31st March, 2009.

Y. C. Deveshwar
Kolkata, 22nd May, 2009. Chairman

ITC CODE OF CONDUCT FOR PREVENTION OF INSIDER TRADING

ITC Code of Conduct for Prevention of Insider Trading ('ITC Code'), as revised by the Board of Directors on 19th January, 2009, inter alia, prohibits purchase / sale of securities of the Company by Directors and employees while in possession of unpublished price sensitive information in relation to the Company. The ITC Code is available on the Company's corporate website.

NON - MANDATORY REQUIREMENTS UNDER CLAUSE 49 OF THE LISTING AGREEMENT

The status of compliance with the non-mandatory requirements of Clause 49 of the Listing Agreement is provided below:

1. **Non-Executive Chairman's Office:** The Chairman of the Company is the Executive Chairman and hence this provision is not applicable.
2. **Tenure of Independent Directors:** In terms of the Governance Policy of the Company, all Directors, including Independent Directors, are appointed / re-appointed for a period of three to five years or a shorter duration in accordance with retirement guidelines as determined by the Board from time to time. No maximum tenure for Independent Directors has been specifically determined by the Board.
3. **Remuneration Committee:** The Company has a Remuneration Committee under the nomenclature 'Compensation Committee', the details of which are provided in this Report under the section 'Committees of the Board - Remuneration Committee'.
4. **Shareholder Rights:** The quarterly, half-yearly and annual financial results of the Company are published in newspapers on an all India basis and are also posted on the Company's corporate website. Significant events are also posted on this website under the 'Newsroom' section. The complete Annual Report is sent to every Shareholder of the Company.
5. **Audit Qualifications:** It is always the Company's endeavour to present unqualified financial statements. There are no audit qualifications in the Company's financial statements for the year ended 31st March, 2009.
6. **Training of Board members:** The Governance Policy casts on the Board of Directors the responsibility of strategic supervision of the Company. Towards this, the Governance Policy, inter alia, requires the Board to undertake periodic review of various matters including business-wise performance and related matters, risk management,

borrowings, internal & external audit findings etc., as detailed in this Report under the section 'Board of Directors'. In order to enable the Non-Executive Directors to fulfil the Governance ordained role, comprehensive presentations are made on the working of the various businesses of the Company. Directors are fully briefed on all business related matters, risk assessment & minimisation procedures, and new initiatives proposed by the Company. Directors are also briefed on changes / developments in the domestic / global corporate and industry scenario including those pertaining to statutes / legislation and economic environment.

7. **Mechanism for evaluation of Non-Executive Directors:** The role of the Board of Directors is to provide direction and exercise control to ensure that the Company is managed in a manner that fulfils stakeholders' aspirations and societal expectations. The Board has so far evaluated Non-Executive Directors collectively to reinforce the principle of collective responsibility.

8. **Whistle-Blower Policy:** The Company encourages an open door policy where employees have access to the Head of the Business / Function. In terms of The ITC Code of Conduct, any instance of non-adherence to the Code / any other observed unethical behaviour is to be brought to the attention of the immediate reporting authority, who is required to report the same to the Head of Corporate Human Resources.

GENERAL SHAREHOLDER INFORMATION

Provided in the 'Shareholder Information' section of the Report and Accounts.

COMPLIANCE CERTIFICATE OF THE AUDITORS

The Statutory Auditors' Certificate, as stipulated in Clause 49 of the Listing Agreement with Stock Exchanges, that the Company has complied with the conditions of Corporate Governance is annexed to the Report of the Directors & Management Discussion and Analysis.

This Certificate will be forwarded to the Stock Exchanges alongwith the Annual Report of the Company.

ITC believes that large corporations which employ a vast quantum of societal resources should ensure that these resources are utilised in a manner that meets stakeholders' aspirations and societal expectations. This belief is reflected in the Company's deep commitment to contribute to the "triple bottom line", namely the development, nurture and regeneration of the nation's economic, social and environmental capital.

Shareholder Information

AGM Details

Date	Friday, 24th July, 2009
Venue	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046
Time	10.30 a.m.
Book Closure Dates	Wednesday, 15th July, 2009 to Friday, 24th July, 2009 (both days inclusive)
Dividend Payment Date	Monday, 27th July, 2009

Registrar & Share Transfer Agents

The in-house Investor Service Centre of the Company (ISC), accredited with ISO 9001 : 2000 certification for investor servicing, provides share registration and other related services. The Company is registered with SEBI as Category II Share Transfer Agent.

Share and Debenture Transfer Committee

The Share and Debenture Transfer Committee of the Company generally meets every week for approving share transfers. The processing activities with respect to requests received for share transfers are generally completed within five working days from the date of receipt of request. There were no share transfers pending as on 31st March, 2009. The Committee met forty-six times during the financial year.

The Committee comprised the following:

K. Vaidyanath, Executive Director	- Chairman
B.B. Chatterjee, Company Secretary	- Member
K.S. Suresh, General Counsel	- Member

A. Bose, Deputy Secretary and Head of ISC, is the Secretary to the Committee and is also the Compliance Officer under the Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.

Shareholder / Investor Complaints

The Company attends to Shareholder / Investor complaints and other correspondence generally within a period of five working days except where constrained by disputes or legal impediments. There are some pending cases relating to disputes over title to Shares in which the Company has been made a party. These cases however are not material in nature.

The Company received one complaint relating to non-receipt of Dividend during the financial year ended 31st March, 2009, which translates to 0.0003% of the total number of Shareholders of the Company. The said complaint has been resolved.

The e-mail ID earmarked for investor complaints : isc@itc.in

Dematerialisation of Shares and Liquidity

The Shares of the Company are required to be traded in the dematerialised form and are available for trading under both the Depository Systems in India – NSDL and CDSL. The International Securities Identification Number (ISIN) allotted to the Company's Shares under the Depository System is INE154A01025. The annual custody fee for the financial year 2009-10 has been paid to NSDL and CDSL, the Depositories.

During the year, 70,35,912 Shares of the Company, covered in 2,686 requests and constituting 0.19% of the issued and subscribed Share Capital of the Company, were dematerialised. As on 31st March, 2009, 2,44,12,25,008 Shares of the Company constituting 64.68% of the issued and subscribed Share Capital stand dematerialised. The processing activities with respect to requests received for dematerialisation are generally completed within one working day.

The Company's Shares are among the most liquid and actively traded shares on the Indian Stock Exchanges and consistently rank among the top frequently traded shares, both in terms of number of shares traded as well as in terms of value.

Distribution of Shareholding as on 31st March, 2009

No. of Shares Slab	No. of Shareholders				No. of Shares					
	Physical	Demat	Total	%	Physical	%	Demat	%	Total	%
1 - 5000	43,746	3,04,592	3,48,338	94.53	4,57,88,142	1.21	12,31,37,492	3.26	16,89,25,634	4.47
5001 - 10000	3,107	7,493	10,600	2.88	2,27,15,635	0.60	5,44,77,619	1.44	7,71,93,254	2.04
10001 - 20000	1,255	3,897	5,152	1.40	1,73,01,870	0.46	5,44,53,825	1.44	7,17,55,695	1.90
20001 - 30000	486	1,368	1,854	0.50	1,18,70,430	0.32	3,36,31,110	0.89	4,55,01,540	1.21
30001 - 40000	154	531	685	0.19	53,47,115	0.14	1,83,20,870	0.49	2,36,67,985	0.63
40001 - 50000	90	352	442	0.12	40,20,060	0.11	1,58,90,678	0.42	1,99,10,738	0.53
50001 - 100000	95	546	641	0.17	65,23,225	0.17	3,75,47,258	1.00	4,40,70,483	1.17
100001 and above	47	716	763	0.21	1,21,96,08,075	32.31	2,10,37,66,156	55.74	3,32,33,74,231	88.05
Total	**48,980**	**3,19,495**	**3,68,475**	**100.00**	**1,33,31,74,552**	**35.32**	**2,44,12,25,008**	**64.68**	**3,77,43,99,560**	**100.00**

Shares held in Physical and Dematerialised form as on 31st March, 2009


35.32%
0.75%
63.93%
Shares held in dematerialised form : NSDL
Shares held in dematerialised form : CDSL
Shares held in physical form

Categories of Shareholders as on 31st March, 2009

Category	No. of Shares held	%
Banks, Financial Institutions, Insurance Companies and Mutual Funds	1,42,44,92,957	37.74
Foreign Companies	1,20,83,70,388	32.01
Foreign Institutional Investors	51,46,85,793	13.64
NRIs / Foreign Nationals	2,16,85,456	0.58
Shares underlying Global Depository Receipts	2,13,11,431	0.56
Public and Others	58,38,53,535	15.47
Total	**3,77,43,99,560**	**100.00**

Shareholding Pattern as on 31st March, 2009


Banks, Financial Institutions, Insurance Companies and Mutual Funds
37.74%
Foreign Companies
32.01%
Public and Others
15.47%
Foreign Institutional Investors
13.64%
NRIs / Foreign Nationals
0.58%
Shares underlying Global Depository Receipts
0.56%
0
5
10
15
20
25
30
35
40

Shareholder Information

Top Ten Shareholders as on 31st March, 2009

Sl. No.	Name of the Shareholder	No. of Shares held	%
1	Tobacco Manufacturers (India) Limited	99,27,82,440	26.30
2	Life Insurance Corporation of India	51,35,19,650	13.61
3	Specified Undertaking of the Unit Trust of India	44,83,60,545	11.88
4	Myddleton Investment Co. Limited	16,21,03,980	4.29
5	The New India Assurance Company Limited	8,69,06,835	2.30
6	General Insurance Corporation of India	7,38,47,104	1.96
7	The Oriental Insurance Company Limited	7,18,65,780	1.90
8	National Insurance Company Limited	6,53,61,110	1.73
9	Rothmans International Enterprises Limited	5,16,51,630	1.37
10	United India Insurance Company Limited	3,12,66,539	0.83

Global Depository Receipts

Pursuant to the offer of Global Depository Receipts (GDRs) made by the Company in 1993, 2,13,11,431 GDRs, representing 2,13,11,431 underlying Shares of the Company i.e. 0.56% of the issued and subscribed Share Capital, were outstanding as on 31st March, 2009.

The Company's GDRs are listed on the Luxembourg Stock Exchange (Code: 004660919) at Societe de la Bourse de Luxembourg, 11, av de la Porte-Neuve, L-2227 Luxembourg. The Listing Fee for the calendar year 2009 has been paid.

Listing of Shares on Stock Exchanges with Stock Code

Stock Exchange	Stock Code
National Stock Exchange of India Ltd. Exchange Plaza, Bandra-Kurla Complex, Bandra (E) Mumbai 400 051 Telephone nos. : 022-2659 8100/14 Facsimile no. : 022-2659 8120 e-mail : ignse@nse.co.in website : www.nseindia.com	ITC
Bombay Stock Exchange Ltd. Phiroze Jeejeebhoy Towers, Dalal Street Mumbai 400 001 Telephone nos. : 022-2272 1233/34 Facsimile no . : 022-2272 1919 e-mail : is@bseindia.com website : www.bseindia.com	500875
The Calcutta Stock Exchange Association Ltd. 7, Lyons Range Kolkata 700 001 Telephone nos. : 033-2210 4470/77 Facsimile no. : 033-2230 2514 e-mail : cseisc@cse-india.com website : www.cse-india.com	10000018

Stock Exchange	Reuters Code	Bloomberg
National Stock Exchange of India Ltd.	ITC.NS	ITC IS
Bombay Stock Exchange Ltd.	ITC.BO	ITC IB

The Listing Fee for the financial year 2009-10 has been paid to the Stock Exchanges.

Monthly High and Low Quotes and Volume of Shares traded on National Stock Exchange (NSE) and Bombay Stock Exchange (BSE) and GDRs on Luxembourg Stock Exchange (LSE)

Year & Month	NSE			BSE			LSE		
	High (Rs.)	Low (Rs.)	Volume in 000's (Nos.)	High (Rs.)	Low (Rs.)	Volume in 000's (Nos.)	High (US$)	Low (US$)	Volume in 000's (Nos.)
2008 APRIL	220.80	199.20	8,47,60	220.60	199.20	1,71,88	5.32	5.04	Nil
MAY	232.40	201.55	10,33,25	232.40	201.65	1,81,77	5.54	4.78	Nil
JUNE	225.00	181.00	11,06,09	224.50	181.90	1,82,59	5.23	4.32	Nil
JULY	199.70	156.65	13,21,71	197.00	157.50	2,36,08	4.52	3.75	Nil
AUGUST	198.25	179.80	7,32,75	198.30	179.85	1,01,83	4.60	4.16	Nil
SEPTEMBER	210.00	177.00	10,62,60	200.05	178.10	2,09,27	4.42	3.93	Nil
OCTOBER	199.00	132.05	18,65,92	198.70	132.05	2,60,18	4.16	2.96	Nil
NOVEMBER	177.60	154.30	9,19,70	178.00	154.70	1,43,50	3.64	3.21	Nil
DECEMBER	184.45	162.00	9,22,29	184.30	162.00	1,79,83	3.83	3.00	58
2009 JANUARY	181.00	162.00	10,02,23	180.20	162.05	98,73	3.69	3.25	60
FEBRUARY	189.95	174.65	5,42,65	188.70	174.65	96,03	3.75	3.00	9
MARCH	188.80	156.00	9,49,03	189.00	155.75	1,42,66	3.64	3.01	Nil

Note – There was no trading in the Company's Shares on the Calcutta Stock Exchange during the financial year 2008-09.

ITC Share Price vis-à-vis S&P CNX Nifty


250
200
150
100
ITC Share Price (Rs.)
6000
5000
4000
3000
2000
S&P CNX Nifty
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
ITC Share Price
S&P CNX Nifty

Note – Indicates monthly closing positions.

During the financial year ended 31st March, 2009, the Company's Shares have outperformed the market; while the S&P CNX Nifty has fallen by 36%, the decline in the Company's Share price was only 10%.

ITC Share Price & Volume traded on NSE


250
200
150
100
ITC Share Price (Rs.)
250000
200000
150000
100000
50000
Volume Traded ('000 Shares)
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Highest
Lowest
Volume Traded

Note – Indicates monthly high & low price and monthly volume.

Shareholder Information

Dividend History (Last 10 Years)

Financial Year	Dividend per Share (Rs.)	Total Dividend (Rs. in Crores)
2008-09	3.70*	1396.53*
2007-08	3.50	1319.02
2006-07	3.10	1166.29
2005-06	2.65**	995.12**
2004-05	31.00#	773.25
2003-04	20.00#	495.36
2002-03	15.00#	371.27
2001-02	13.50#	334.14
2000-01	10.00#	245.41
1999-00	7.50#	184.06

* *Subject to approval of Members.*
** *On expanded Share Capital arising out of issue of Bonus Shares in the ratio of 1:2.*
# *On face value of Rs.10/- per Share.*

Financial Calendar

	Financial Year 2009-10	
1	First Quarter Results	July 2009
2	Second Quarter and Half-Year Results	October 2009
3	Third Quarter Results	January 2010
4	Fourth Quarter and Annual Results	May 2010

Particulars of past three AGMs

AGM	Financial Year	Venue	Date	Time	Special Resolutions passed
97th	2007-08	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046	30/07/2008	10.30 a.m.	• Appointment of Statutory Auditors. • Payment of commission to Non-Executive Directors.
96th	2006-07		27/07/2007		• Appointment of Statutory Auditors.
95th	2005-06		21/07/2006		• Appointment of Statutory Auditors.

Postal Ballot

No special resolution requiring a postal ballot was proposed last year. No special resolution requiring a postal ballot is being proposed for the ensuing AGM.

Plant Locations

CIGARETTE FACTORIES

Bengaluru
1. Meenakunte Village
Jallahobli
Bengaluru
Karnataka 562 157

Kolkata
2. 93/1 Karl Marx Sarani
Kolkata
West Bengal 700 043

Munger
3. Basdeopur P.O.
District Munger
Bihar 811 202

Saharanpur
4. Sardar Patel Marg
Saharanpur
Uttar Pradesh 247 001

HOTELS

Owned Hotels

Agra
1. ITC Mughal*
Taj Ganj
Agra 282 001

Bengaluru
2. ITC Windsor*
25, Windsor Square
Golf Course Road
Bengaluru 560 052

Chennai
3. Sheraton Chola Hotel
Cathedral Road
Chennai 600 086

Jaipur
4. Sheraton Rajputana Hotel
Palace Road
Jaipur 302 006

Kolkata
5. ITC Sonar*
1, JBS Haldane Avenue
Kolkata 700 046

Mumbai
6. ITC Maratha*
Sahar
Mumbai 400 099

7. ITC Grand Central*
287, Dr. B. Ambedkar Road
Parel
Mumbai 400 012

New Delhi
8. ITC Maurya*
Sardar Patel Marg
Diplomatic Enclave
New Delhi 110 021

9. Sheraton New Delhi Hotel
District Centre, Saket
New Delhi 110 017

Licenced Hotels

Kota
10. WelcomHeritage Umed
Bhawan Palace
Palace Road
Kota 324 001

Port Blair
11. Fortune Resort Bay Island
Marine Hill
Port Blair 744 101

Vadodara
12. WelcomHotel Vadodara
R. C. Dutt Road, Alkapuri
Vadodara 390 007

Hotels Under Operating Services

Aurangabad
13. WelcomHotel Rama International
R-3, Chikalthana
Aurangabad 431 210

Chennai
14. Sheraton Park
Hotel & Towers
132, T. T. K. Road
Chennai 600 018

Hyderabad
15. ITC Kakatiya*
6-3-1187, Begumpet
Hyderabad 500 016

Visakhapatnam
16. WelcomHotel Grand Bay
Beach Road
Visakhapatnam 530 002

GREEN LEAF THRESHING PLANTS

Anaparti
1. Anaparti
East Godavari District
Andhra Pradesh 533 342

Chirala
2. Chirala
Prakasam District
Andhra Pradesh 523 157

PACKAGING & PRINTING FACTORIES

Chennai
1. Tiruvottiyur
Chennai
Tamil Nadu 600 019

Haridwar
2. Plot No. 1, Sector 11
Integrated Industrial Estate
Haridwar
Uttarakhand 249 403

Munger
3. Basdeopur P.O.
District Munger
Bihar 811 202

PAPER & PAPERBOARD MILLS

Bollaram
1. Anrich Industrial Estate
Village Bollaram, Medak District
Andhra Pradesh 502 325

Sarapaka
2. Sarapaka Village
Khammam District
Andhra Pradesh 507 128

Thekkampatty
3. Thekkampatty Village
Vivekanandapuram Post
Mettupalayam Taluk
Coimbatore District
Tamil Nadu 641 113

Tribeni
4. P.O. Chandrahati
District Hooghly
West Bengal 712 504

FOODS FACTORIES

Haridwar
1. Plot No. 1, Sector 11
Integrated Industrial Estate
Haridwar
Uttarakhand 249 403

Ranjangaon
2. Plot No. D-1, MIDC
Ranjangaon, Taluka Shirur
District Pune
Maharashtra 412 220

** Operating under 'The Luxury Collection' brand under Licence from Sheraton International, Inc.*

PERSONAL CARE PRODUCTS FACTORY

Haridwar
Plot No. 1, Sector 11
Integrated Industrial Estate
Haridwar
Uttarakhand 249 403

CHOUPAL SAAGARS - RURAL SERVICES CENTRES

Amravati
1. Old Survey No. 12/5-12/7
Patwari Halka No. 48
Mouza Degaon
Pargana Nandgaon Peth
Tehsil & District Amravati
Maharashtra 444 901

Badaun
2. Khasra No. 10 & 12/3 (Part)
Village Khunak
Tehsil Pargana & District Badaun
Uttar Pradesh 243 601

Bahraich
3. Khasra No. 475-477, 496-Kha, 497-498, 500-Mi, 501-507 & 509
Village Mohammad Nagar
Tehsil, Pargana & District Bahraich
Uttar Pradesh 271 801

Chandouli
4. Khasra No. 57-62 & 641
Muhabatpur Village
Ganj Khwaja
Pargana Dhoos
Tehsil Sakaldeeha
District Chandouli
Uttar Pradesh 232 104

Chindwara
5. Khasra No. 16/1-16/7
Patwari Halka No. 7
Village Imaliya Bohata
District Chindwara
Madhya Pradesh 480 001

Dewas
6. Survey No. 295 & 294/2
Patwari Halka No. 26
Village Lohar Pipliya
Tehsil & District Dewas
Madhya Pradesh 455 001

Dhar
7. Plot No. 438
Village Jaitpura
Ahmedabad - Indore Road
Dhar
Madhya Pradesh 454 001

Gonda
8. Khasra No. 421-424, 427-428, 431, 433-434, 442-446, 451-454, 420(Part), 447(Part), 448(Part) & 457(Part)
Village Haripur
Tehsil, Pargana & District Gonda
Uttar Pradesh 271 001

Hardoi
9. Khasra No. 658 & 659
Village Korriyan
Pargana Gopamau
Shahjahanpur Road
Tehsil & District Hardoi
Uttar Pradesh 241 001

Hathras
10. Khasra No. 21, Village Srinagar
Pargana & Tehsil Sasni
District Hathras
Uttar Pradesh 204 216

Itarsi
11. Survey No. 309/1-309/2 & 310/3
Village Raisalpur
Tehsil Itarsi
District Hoshangabad
Madhya Pradesh 461 111

Jagdishpur
12. Village Kathura
Pargana Jagdishpur
Tehsil Musafirkhana
District Sultanpur
Uttar Pradesh 227 817

Mandsaur
13. Patwari Halka No. 14
Village Azizkhedi
Tehsil & District Mandsaur
Madhya Pradesh 458 001

Mhow
14. Village Gawli Palasia
Patwari Halka No. 20
Tehsil Ambedkar Nagar, Mhow
District Indore
Madhya Pradesh 453 441

Nagda
15. Khasra No. 1393-1394, 1396-1397
Village Padliya Kala, Nagda Junction
Tehsil Nagda
District Ujjain
Madhya Pradesh 456 335

Parbhani
16. Vasmat Road Parbhani
Gate No. 803
Near Water Filter Plant (Assola)
Parbhani
Maharashtra 431 401

Pilibhit
17. Khasra No. 261
Village Sandiya Mustakil
Tehsil, Pargana & District Pilibhit
Uttar Pradesh 262 001

Ratlam
18. Survey No.107/1-107/3
Village Kharakhedi
Tehsil & District Ratlam
Madhya Pradesh 457 001

Sehore
19. Khasra No. 208-209
Village Rafiqganj
Tehsil & District Sehore
Madhya Pradesh 466 001

Ujjain
20. Survey No. 433/3, 456 & 458
Patwari Halka No. 19
Village Kamed
Tehsil Ghattia, District Ujjain
Madhya Pradesh 456 001

Vidisha
21. Survey No. 18
Patwari Halka No. 45
Village Bais
Tehsil & District Vidisha
Madhya Pradesh 464 001

Wardha
22. Survey No. 151/1 & 151/4
Mouza No. 17, Mouza Inzapur
Tehsil & District Wardha
Maharashtra 442 001

Washim
23. Survey No. 104
Patwari Halka No. 10
Mouza Zakalwadi, Akola Road
Taluka & District Washim
Maharashtra 444 505

Yavatmal
24. Bhumapan No. 15/2A
Village Parwa
Taluka & District Yavatmal
Maharashtra 445 001

LIFESTYLE RETAILING

Design & Technology Centre

Gurgaon
86, Industrial Estate, Phase I
Udyog Vihar, Gurgaon
Haryana 122 016
Tel No: 0124-4588200

Wills Lifestyle Stores

Ahmedabad

1. Shop No. 3, Time Square Building
C. G. Road, Navrangpura
Ahmedabad 380 006
Tel No: 079-26402303

2. Shop No. 231-232
Iscon Mega Mall
Near Iscon Temple, Sarkhej
National Highway
Ahmedabad 380 054
Tel No: 079-40026308

Bengaluru

3. 6, Brigade Road
Bengaluru 560 001
Tel No: 080-41123662

4. Binnamangala, First Stage
100 Ft. Road
Indira Nagar
Bengaluru 560 038
Tel No: 080-41715665

Bhubaneshwar

5. 794, Shaheed Nagar
Janpath
Bhubaneshwar 751 007
Tel No: 0674-2544386

Chandigarh

6. SCO 14, Sector 17E
Chandigarh 160 017
Tel No: 0172-6549856

Chennai

7. 19, Quaiser Tower
Khader Nawaz Khan Road
Nungambakkam
Chennai 600 034
Tel No: 044-28332516

8. Shop No. 6
Chennai Citi Centre
10 & 11, Dr. Radhakrishna Salai
Chennai 600 004
Tel No: 044-43536214

Dehradun

9. 56, Rajpur Road
Dehradun 248 001
Tel No: 0135-2743444

Ernakulam

10. 40/7182, M. G. Road
Ernakulam 682 035
Tel No: 0484-3918800

Gurgaon

11. Shop No. 17-20
The Metropolitan
Mehrauli - Gurgaon Road
Gurgaon 122 002
Tel No: 0124-4104444

12. Shop No. G 64 & 65
Ambi Mall, Ambience Island
National Highway No. 8
Gurgaon 122 001
Tel No: 0124-4665492

Hyderabad

13. Shop No. G 4 & 5
G. S. Chambers
Nagarjuna Circle
Hyderabad 500 082
Tel No: 040-66364700

Jaipur

14. Gulab Niwas
M. I. Road
Jaipur 302 001
Tel No: 0141-2360684

Jammu

15. 5 & 6 Residency Road
Jammu 180 001
Tel No: 0191-2573153

Kolkata

16. 19B, Shakespeare Sarani
Kolkata 700 071
Tel No: 033-22826102

17. C-008 & C-010, City Centre
Block-DC
Sector 1, Salt Lake
Kolkata 700 101
Tel No: 033-23589152

18. Shop No. S026
South City Mall
375, Prince Anwar Shah Road
Kolkata 700 068
Tel No: 033-40072206

Lucknow

19. B-1, First Floor
Fun Republic Mall
Gomti Nagar
Lucknow 226 010
Tel No: 0522-2393241

20. Shop No. 25, Sahara Ganj
Hazrat Ganj, Shah Nazaf Road
Lucknow 226 001
Tel No: 0522-4008401

Ludhiana

21. 85/4A, The Mall
Ludhiana 141 001
Tel No: 0161-2441423

22. Shop No. 44-45, 50-51
The Westend Mall
Ferozpur Road
Ludhiana 141 012
Tel No: 0161-4644436

Mumbai

23. Shop No. 2, 3 & 32
Ruki Mahal Co-operative
Housing Society Ltd.
Colaba
Mumbai 400 005
Tel No: 022-22818261

24. G-24, Inorbit Mall
Plot No. 39/1, Sector 30 A
Vashi
Mumbai 400 705
Tel No: 022-65251162

25. F-8 & 9, Inorbit Mall
Malad Link Road
Malad (West)
Mumbai 400 064
Tel No: 022-2871224

26. Unit No. 10, SSP Building
LBS Marg, Mulund (West)
Mumbai 400 080
Tel No: 022-66490407

27. Unit No. 4 & 5
Skyzone Level 1, Block 2
Phoenix Mills Compound
462 Senapati Bapat Marg
Lower Parel
Mumbai 400 013
Tel No: 022-40040604

28. Shop No. G11, Mega Mall
Malad Linking Road
Oshiwara, Andheri (West)
Mumbai 400 104
Tel No: 022-40167330

New Delhi

29. F-41, South Extension-I
New Delhi 110 049
Tel No: 011-41648524

30. 10208, Padam Singh Road
Karol Bagh
New Delhi 110 005
Tel No: 011-28750433

31. E-2, Connaught Place
New Delhi 110 001
Tel No: 011-23417960

32. M-12, Greater Kailash-I
New Delhi 110 048
Tel No: 011-29232555

33. ITC Maurya
Diplomatic Enclave
Sardar Patel Marg
New Delhi 110 021
Tel No: 011-42099200

34. Shop No. GF 10 & 11
TDI Mall, Plot No. 11
Shivaji Place, Rajouri Garden
New Delhi 110 027
Tel No: 011-25105150

35. Select Citywalk, G 3 & 4
Ground Floor
Plot No. A3
District Centre Saket
New Delhi 110 017
Tel No: 011-42658267

Noida

36. Shop No. G 32
Noida Amusement Park
Sector 38A, Great India Place
Unitech Mall
Noida 201 301
Tel No: 0120-2458992

Panjim

37. 3293, M. G. Road
Panjim 403 001
Tel No: 0832-6641222

Pune

38. 1204/22, Shivaji Nagar
Junglee Maharaj Road
Pune 411 004
Tel No: 020-66019402

39. 11, Moledina Road
Pune 411 001
Tel No: 020-26121222

Raipur

40. Unit No. 12, City Mall 36
G. E. Road, NH 06
Raipur 492 006
Tel No: 0711-6454545

Ranchi

41. GEL Church-Commercial Complex
Main Building, Main Road
Ranchi 834 001
Tel No: 0651-2330909

Siliguri

42. Shop No. 20 & 21
Lower Ground Floor
Cosmos Mall, Sevoke Road
Siliguri 734 001
Tel No: 0353-6453601

Surat

43. Shop No. 312 & 313
Second Floor
Iscon Prozone Mall
Domas Road
Surat 395 007
Tel No: 0261-6454599

Thiruvananthapuram

44. Shop No. 1, Pan African Plaza
M. G. Road
Thiruvananthapuram 695 001
Tel No: 0471-3012008

Vadodara

45. Shop No. 42-43, Ground Floor
Siddharth Complex
R. C. Dutt Road, Alkapuri
Vadodara 390 005
Tel No: 0265-2325764

46. Shop No. 42-44, Basement
Siddharth Complex
R. C. Dutt Road, Alkapuri
Vadodara 390 005
Tel No: 0265-2321594

47. Centre Square Mall
Near Genda Circle
Sarabhai Road, Wadi-Wadi
Vadodara 390 007
Tel No: 0265-6453740

Visakhapatnam

48. Shop No. 1, Rednam Manor
Dwarka Nagar
Near Diamond Park
Visakhapatnam 530 016
Tel No: 0891-2702881

Club Stores

Bengaluru

49. Bangalore Golf Club

Gurgaon

50. Classic Golf Resort

Kolkata

51. Tollygunge Club

John Players Stores*

Bengaluru

52. No. 2006, Indiranagar
100 Ft. Road
H. A. L. 2nd Stage
Bengaluru 560 008
Tel No: 080-42115036

53. No. 12/29, Gentry Plaza
11th Main, 4th Block
Jayanagar
Bengaluru 560 011
Tel No: 080-41103338

54. Shop No. 8-9, Total Mall
Madiwala
Bengaluru 560 068
Tel No: 080-41730902

55. Shop No. 1, Total Mall
Sarjapur Road
Bengaluru 560 037
Tel No: 080-41486573

Chennai

56. No. 68 (Old No. 89)
Sir Thygaraya Road
Pondy Bazaar, T. Nagar
Chennai 600 017
Tel No: 044-43502651

57. Shop No. 129A
Spencer Plaza, Phase III
First Floor, 769, Anna Salai
Chennai 600 002
Tel No: 044-52652449

58. Shop No. 145, AA Block
Third Avenue
Anna Nagar
Chennai 600 040
Tel No: 044-42611257

Hyderabad

59. Shop No. 211, Second Floor
City Centre
Banjara Hills
Hyderabad 500 003
Tel No: 040-27810092

60. Shop No. 16-11-704/5/A/9 & 10
Opp. Kala Niketan
Dilsukhnagar
Hyderabad 500 060
Tel No: 040-66562102

Kolkata

61. 25B, Camac Street
Kolkata 700 016
Tel No: 033-22896244

62. 6/1, Lindsay Street
Kolkata 700 087
Tel No: 033-22497887

63. 200/2C, R. B. Avenue
Gariahat
Kolkata 700 029
Tel No: 033-24664928

64. 8, Brahmo Samaj Road
Behala
Kolkata 700 034
Tel No: 033-24989752

Mumbai / Thane

65. Gala No. 4, First Floor
Ajanta Industrial Estate
Off L. T. Road, Borivali (West)
Mumbai 400 092
Tel No: 022-28926154

66. 20, Cusrow Bagh, Colaba
Mumbai 400 005
Tel No: 022-22876454

67. Nakshatra Mall
Unit No. 21, 22, 23 & 24
Gokhle Road, Dadar
Mumbai 400 028
Tel No: 022-24360794

68. Shop No. 2 & 2A, First Floor
Akshay Plaza Co-operative Society
Chembur
Mumbai 400 071
Tel No: 022-25290004

69. Shop No. 1-4
Nadiadwala Chawl
SV Road, Opp. Paaneri
Andheri (West)
Mumbai 400 058
Tel No: 022-26203990

70. Shop No. 6-A, Ishkrupa Building
Nehru Nagar
Dombivali (East) 421 201
Tel No: 0251-2447787

71. Shop No. F38A
1st Floor, Eternity Mall
Near Eastern Expressway
Tin Hath Naka
Thane (West) 400 601
Tel No: 022-25801525

72. Shop No. 1
Martuvaibhav Naughar
Vasai West
District Thane 401 202
Tel No: 0250-2335477

73. Shop No. 34/35
City Centre Mall
Sector No. 19D
Palm Beach Road
Navi Mumbai
Vashi 400 733
Tel No: 022-27893926

74. Shop No. S-10, Ground Floor
Phase-1
Nirmal Lifestyle Mall
LBS Marg
Mulund (West)
Mumbai 400 080
Tel No: 022-25931370

75. 107/108, First Floor
Little World Mall, Sector 2
Khargar
Mumbai 410 210
Tel No: 09022949391

New Delhi / NCR

76. Shop No. 241-242
DLF Courtyard, Saket
New Delhi 110 017
Tel No: 011-41653635

77. D-35, Lajpat Nagar
Central Market-II
New Delhi 110 024
Tel No: 011-29830440

78. E-149, Kamla Nagar
New Delhi 110 019
Tel No: 011-47036020

79. Shop No. 7/2
West Patel Nagar
New Delhi 110 008
Tel No: 011-25889043

80. F-16, District Centre
Janak Place, Janakpuri
New Delhi 110 058
Tel No: 011-25618031

81. P-15, Pandav Nagar
Mayur Vihar
New Delhi 110 091
Tel No: 011-22756180

82. G-54, Laxmi Nagar
Vikas Marg
Delhi 110 092
Tel No: 011-22542495

83. Shop No. FF 101 & 102
Plot No. 12, V3S, Laxmi Nagar
District Centre
New Delhi 110 092
Tel No: 011-22446327

84. 13/29-30, Rachna Building
Ajmal Khan Road
Karol Bagh
New Delhi 110 005
Tel No: 011-25810440

85. Shop No. 188
Sarojini Nagar Market
New Delhi 110 023
Tel No: 011-24676188

86. FF-33, First Floor, MGF Mall
The Metropolitan
Mehrauli - Gurgaon Road
Gurgaon 122 002
Tel No: 0124-4085706

87. Shop No. 16 & 30
2nd Floor, Centre Stage Mall
Sector 18
Noida 201 301
Tel No: 0120-4351856

88. Shop No. 228, Ground Floor
C-134B, Shoprix Shopping Mall
Sector 61
Noida 201 301
Tel No: 0120-4332954

89. Shop No. 4-6, Arjun Plaza
Jagat Farm, Gamma-1
Greater Noida 201 301
Tel No: 0120-2322563

90. Shop No. F-6, First Floor
Ansal Crown Plaza, Sector 15A
Faridabad 121 001
Tel No: 0129-4014077

91. UGF-A103, Manhattan Mall
Sector 20-A
Main Mathura Road
Faridabad 121 003
Tel No: 0129-6462032

92. Shop No. 55
First Floor, Shipra Mall
Plot No. 9, Vaibhav Khand
Ghaziabad 201 012
Tel No: 0120-2689550

93. 24, Gyan Deep Building
Chaudhary More
Ghaziabad 201 002
Tel No: 0120-4112376

* *In addition to the above, there are over 180 John Player Stores spread across the country.*

Shareholder Referencer

Unclaimed Dividend

Unclaimed dividend for the years prior to and including the financial year 2000-01 has been transferred to the General Revenue Account of the Central Government / the Investor Education and Protection Fund established by the Central Government (IEPF), as applicable.

Shareholders who have not encashed their dividend warrants relating to financial year(s) up to and including 1993-94 may claim such dividend (transferred to the General Revenue Account) from the Registrar of Companies, West Bengal, Government of India, Nizam Palace, II MSO Building, 2nd Floor, 234/4 A.J.C. Bose Road, Kolkata 700 020, in the prescribed form. This form can be furnished by the Investor Service Centre of the Company (ISC) on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

The dividend for the undernoted years, if unclaimed / unpaid for 7 years, will be transferred by the Company to IEPF in accordance with the schedule given below. Communication has been sent by the Company to the concerned Shareholders advising them to write to ISC with respect to unclaimed / unpaid dividend. Attention is drawn that the unclaimed dividend for the financial year 2001-02 will be due for transfer to IEPF on 31st August, 2009.

Once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof.

ITC Limited

Financial Year	Dividend Identification No.	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/2009		Due for transfer to IEPF on
				(Rs.)	%	
2001-02	72nd	26th July, 2002	3,34,14,27,743.00	2,41,64,152.00	0.72	31st August, 2009*
2002-03	73rd	25th July, 2003	3,71,26,78,290.00	2,24,10,120.00	0.60	30th August, 2010
2003-04	74th	30th July, 2004	4,95,35,77,020.00	2,95,05,520.00	0.60	4th September, 2011
2004-05	75th	29th July, 2005	7,73,24,56,356.00	4,34,76,849.00	0.56	3rd September, 2012
2005-06	76th	21st July, 2006	9,95,12,91,267.00	6,02,03,504.00	0.60	26th August, 2013
2006-07	77th	27th July, 2007	11,66,29,29,029.00	7,91,69,739.00	0.68	1st September, 2014
2007-08	78th	30th July, 2008	13,19,01,73,540.00	8,80,67,965.00	0.67	4th September, 2015

**It will not be possible to entertain claims received by ISC after 28th August, 2009.*

Erstwhile ITC Hotels Limited

Financial Year	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/2009		Due for transfer to IEPF on
			(Rs.)	%	
2003-04	14th July, 2004	6,04,32,984.00	6,89,799.00	1.14	18th August, 2011

Bank Details

Shareholders holding Shares in the physical form are requested to notify / send the following to ISC to facilitate better servicing:-

i) any change in their address / mandate / bank details, and

ii) particulars of the bank account in which they wish their dividend to be credited, in case the same have not been furnished earlier.

Shareholders are advised that respective bank details as furnished by them or by NSDL / CDSL to the Company, for Shares held in the physical form and in the dematerialised form respectively, will be printed on dividend warrants as a measure of protection against fraudulent encashment.

In the event Shareholders wish to receive dividend in a bank account other than the one specified by them while opening their Depository Account, they may advise the same to their Depository Participants (DPs) furnishing complete details of such bank account including the MICR code.

Electronic Clearing Service (ECS) Facility

The Company, with respect to payment of dividend, provides the facility of ECS to Shareholders at the following cities:

Agra, Ahmedabad, Allahabad, Amritsar, Aurangabad, Bengaluru, Bhilwara, Bhopal, Bhubaneshwar, Burdwan, Calicut, Chandigarh, Chennai, Cochin, Coimbatore, Dehradun, Delhi, Dhanbad, Erode, Gorakhpur, Guwahati, Gwalior, Haldia, Hubli, Hyderabad, Indore, Jabalpur, Jaipur, Jalandhar, Jammu, Jamshedpur, Jodhpur, Kakinada, Kanpur, Kolhapur, Kolkata, Lucknow, Ludhiana, Madurai, Mangalore, Mumbai, Mysore, Nagpur, Nashik, Nellore, Panaji, Patna, Pondicherry, Pune, Raipur, Rajkot, Ranchi, Salem, Shimla, Siliguri, Solapur, Surat, Thiruvananthapuram, Tiruchirapalli, Tirupati, Trichur, Udaipur, Vadodara, Varanasi, Vijayawada and Visakhapatnam.

Shareholders holding Shares in the physical form, who wish to avail the ECS facility, may send their ECS mandate in the prescribed form to the Company, in the event they have not done so earlier. The ECS mandate form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

Nomination Facility

Shareholders who hold Shares in the physical form and wish to make / change nomination in respect of their shareholding in the Company, may submit to ISC the prescribed Form 2B. This Form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

Depository Services

Shareholders may write to the respective Depository or to ISC for guidance on depository services.

Address for Correspondence with Depository

National Securities Depository Limited
Trade World, 'A' Wing, 4th floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013

Telephone no.	:	022-2499 4200
Facsimile no.	:	022-2497 2993
e-mail	:	info@nsdl.co.in
website	:	www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 17th floor
Dalal Street, Fort
Mumbai 400 001

Telephone no.	:	022-2272 3333
Facsimile no.	:	022-2272 3199
e-mail	:	investors@cdslindia.com
website	:	www.cdslindia.com

Address for Correspondence with ISC

Investor Service Centre
ITC Limited
37 Jawaharlal Nehru Road
Kolkata 700 071
India

Telephone nos.	:	033-2288 6426 / 2288 0034
Facsimile no.	:	033-2288 2358
e-mail	:	isc@itc.in
website	:	www.itcportal.com

Shareholders holding Shares in the dematerialised form should address their correspondence to their respective DPs, other than for dividend and Report and Accounts which should be addressed to ISC.

In all correspondence with ISC, to facilitate prompt response, account numbers / DP ID & Client ID numbers are required to be furnished. Shareholders are requested to also provide their e-mail address and telephone / fax numbers.

Report of the Directors
&
Management Discussion and Analysis
For the Financial Year Ended 31st March, 2009

Your Directors submit their Report for the financial year ended 31st March, 2009.

SOCIO-ECONOMIC ENVIRONMENT

Fiscal 2008-09 commenced with the Indian economy sliding into a cyclical slowdown after a five year record of extraordinary growth. High oil prices and rising domestic inflation were a source of concern, as was the possibility of a worsening of the American financial crisis which had surfaced in 2007. The financial crisis exploded post September 2008 into a global phenomenon. Spreading quickly across Europe and Japan, it has already pushed most developed economies into a prolonged recession that could extend well beyond 2009. The failure of some of the biggest and most well-known financial institutions has led to risk aversion on a global scale, eroding confidence in financial markets and systems. Thanks to the concerted and timely response of governments across the world, a total meltdown of the global economy was avoided. There is still uncertainty on whether the recession has hit the bottom. Historic analysis seems to suggest that financial crises tend to be prolonged, especially if they are a result of asset market collapse.

In India, the cyclical downturn was aggravated by huge inflationary pressures in the economy in the first half of FY 2008-09. By the middle of the second Quarter of the year, inflation had reached an alarming level of 13%. While inflation in developed markets had also risen, the problem was particularly acute in emerging markets where food articles, which constitute a much larger portion of consumer price indices, had suffered a sharper rise in inflation. In the last Quarter of the financial year, inflation began to dissipate. A sharp decline was witnessed in the prices of commodities, including crude which dropped to a four year low of sub US $ 50 per barrel.

The two aggregate demand growth drivers, namely investment and private consumption have moderated in India. The sectoral growth drivers, i.e. manufacturing, agriculture, construction and communication have all experienced reduced growth rates. The Indian equity and foreign exchange markets were adversely impacted in the wake of withdrawal by the Foreign Institutional Investors (FIIs), triggered by their need for liquidity support in other markets. The money, debt and credit markets too were impacted. Thus, while the Indian banking sector remained largely unscathed by the global financial crisis, it could not escape a liquidity crisis, in turn impacting investment and consumption in the real economy. The government had no option but to introduce stimulus packages estimated at 2.9% of the GDP. Combined with the loan waivers and the hikes granted by the Sixth Pay Commission, the pump priming of the economy has worsened the fiscal deficit. The Reserve Bank of India on its part attempted to inject liquidity through a series of policy interventions. Unfortunately, despite enhanced liquidity, credit flow to kick-start the economy remains inadequate since the banking system continues to be risk averse in this weak economic environment. The RBI seems to be determined to not allow the increasing levels of Government borrowing to diminish the availability of credit for the private sector. Simultaneously, it is persuading the banking sector to pay heed to policy signals and reduce their lending rates to stimulate investments.

The latest World Economic Outlook brought out by the IMF expects global output to register a degrowth of 1.3% in 2009, its first fall in 60 years. Real GDP growth in advanced economies is likely to be a negative 4%. In emerging and developing economies, growth is likely to be sluggish at 1.6%, down from the 7-8% witnessed from 2004 onwards. World trade is expected to shrink by as much as 11%. Even though Governments across

[With a fairly young population, skilled manpower, rising savings and investment rates, a vibrant service sector, a potentially large source of domestic demand and the emergence of globally competitive firms, India has multiple growth drivers which hold out the promise of stable and sustained future growth.]

the world have pumped in billions of dollars of liquidity to ease credit flow and have undertaken tax cuts to stimulate demand, it is too early to predict the eventual outcome conclusively. India is bracketed with China and other emerging countries that are less likely to enter contraction on account of their large domestic economies, which continue to show buoyancy.

India is expected to clock a GDP growth of 6% in FY 2009-10. Against the backdrop of an improving macro environment, a 'green shoots' theory is emerging. While there are fragile signs of a pick-up, it is still too early to call it a recovery. Incremental data in India is veering towards the positive (cement shipments, port traffic, telecom subscribers, auto and retail sales, etc.). However, that is not the full story. Real estate and exports still remain deep in the red, adversely impacting employment. One of the key obstacles in the way of export recovery will be the recent tendency on the part of mature economies to resort to protectionism. While the members of the G-20 have pledged to work against protectionism, it remains to be seen whether they can deliver their promise in the face of political and social pressures in their home territories.

Relative to other emerging economies, the inherent strengths of India will help it better withstand the adverse effects of the global financial crisis and the aftermath of the downturn in developed countries. With a fairly young population, skilled manpower, a tradition of saving reflected in the rising savings and investment rates, a vibrant service sector, a potentially large source of domestic demand (particularly rural) and the emergence of globally competitive firms, India has multiple growth drivers which hold out the promise of stable and sustained future growth. These strengths will get further augmented by the planned investments in infrastructure development envisaged in the Eleventh Five Year Plan.

The impressive performance of the UPA in the recently concluded election augurs well for the country. It holds the promise of a stable government, continuity of policies and a rapid pace of reforms. Unfettered by the compulsions of coalition politics, the Congress party now has the mandate and the opportunity to boldly move forward with its reforms agenda, creating in the process, an enabling climate for a faster and wider economic recovery.

The challenge for India is to sustain high growth rates even while addressing the problems of inequitable income distribution and over exploitation of environmental resources. It is here that unique business models like the ones forged by your Company can supplement the efforts of the government in creating societal value and enhancing societal capital. It is an essential pre-requisite of rural development that markets are co-created with local communities and in a constructive public-private-people partnership. Your Company's e-Choupal network is a close replica of this model. It provides the farming community with value added services such as crop advisories, advance weather forecasts, output price discovery, direct communication tools and distribution of un-adulterated agri inputs. The footprint of this network is well established to source all requirements of your Company's Branded Packaged Foods business and is poised to grow in line with entry into newer categories.

Similarly, your Company's unique and path-breaking 'Choupal Pradarshan Khet' (CPK) initiative, a paid extension service aimed towards enhancing farm productivity with emphasis on adoption of agricultural best practices, continues to attract the interest of both farmers and partnering companies. The demonstration plots under CPK provide additional yield of 28% on an average as compared to control plots. This network is focused on building competencies at the farm gate level, which will go a long way in enhancing the competitiveness of India's agricultural sector and agri-based industry.

Notwithstanding the present global crisis, India's growing economic clout is leading to a more pro-active and meaningful global engagement, particularly in areas like global warming and climate change. It is today widely acknowledged that future economic growth will be more sustainable only if national and corporate strategies embrace the need to enhance environmental and social capital. In line with this philosophy, your Company is

[It is an essential pre-requisite of rural development that markets are co-created with local communities and in a constructive public-private-people partnership. Your Company's e-Choupal network is a close replica of this model.]

pro-actively engaged in enlarging its contribution across the three dimensions of the 'Triple Bottom Line' – economic, environmental and social – through a conscious strategy of investment and operations that enhances the competitiveness of the value chains we are engaged in to fulfill the consumer and societal demands of tomorrow.

Highlights of your Company's progress in the pursuit of the 'Triple Bottom Line' objectives are discussed in the sections that follow.

COMPANY PERFORMANCE

Your Company delivered another year of steady performance despite very difficult trading conditions, characterized by extremely volatile financial, commodity and consumer markets. The unprecedented increase in excise duties on non-filter cigarettes, coming close on the heels of the un-paralleled levy of VAT on cigarettes in the preceding year, posed exceptional challenges for the cigarettes business. Decline in hotel revenues consequent to the economic slowdown and the unfortunate terror strikes in Mumbai, the overhang of the impact of high commodity prices and high store rentals, the brand building costs of the new Personal Care portfolio and the significant investments in augmenting distribution infrastructure combined to exert intense pressure on the financial performance of the Company. Aggressive cost management measures were pursued across all businesses to enhance cost competitiveness and cushion the impact of the economic slowdown.

Gross Turnover for the year grew by 8.4% to Rs.23143.53 crores. Net Turnover at Rs.15388.11 crores grew by 10.3% driven by a robust 20% growth in the non-cigarette FMCG businesses and despite the subdued performance of the Hotels business. The non-cigarette portfolio accounted for 51% of the Company's Net Turnover. Pre-tax profits increased by 5.6% to Rs.4825.74 crores, while Post-tax profit at Rs.3263.59 crores registered a growth of 4.6%. Earnings Per Share for the year stood at Rs.8.66. Cash flows from Operations touched an all time high of Rs.4706 crores.

In order to strike a balance between the need to sustain strategic investments for a secure future and the annual expectation of shareholders for growing income, your Directors are pleased to recommend a dividend of Rs.3.70 per share (previous year Rs.3.50 per share) for the year ended 31st March, 2009. The cash outflow in this regard will be Rs.1633.87 crores (previous year Rs.1543.18 crores) including Dividend Distribution Tax of Rs.237.34 crores (previous year Rs.224.17 crores). Your Board further recommends a transfer to General Reserve of Rs.1500 crores (previous year Rs.1500 crores). Consequently, your Board recommends leaving an unappropriated balance in the Profit and Loss Account of Rs.858.14 crores (previous year Rs.724.45 crores).

Your Company continues to view foreign exchange earnings as a priority. During the year, the direct foreign exchange earned by your Company amounted to Rs.2226 crores (Rs.2168 crores in 2007-08).

PROFITS, DIVIDENDS AND RETENTION

(Rs. in Crores)

		2009	2008
a)	**Profit before Tax**	**4825.74**	**4571.77**
b)	Income Tax	1562.15	1451.67
c)	**Profit after Tax**	**3263.59**	**3120.10**
d)	Add: Profit brought forward from previous year	724.45	647.53
e)	**Surplus available for Appropriation**	**3988.04**	**3767.63**
f)	Transfer to General Reserve	1500.00	1500.00
g)	**Proposed Dividend for the financial year at the rate of Rs. 3.70 per ordinary share of Re. 1/- each (previous year Rs. 3.50 per share)**	**1396.53**	**1319.01**
	Income Tax on proposed dividend	237.34	224.17
h)	**Earlier year's provision no longer required**	**(3.97)**	-
i)	Retained Profit carried forward to the following year	858.14	724.45
		3988.04	**3767.63**

[Net Turnover grew by 10.3%, driven by a robust 20% growth in the non-cigarette FMCG businesses.]

BUSINESS SEGMENTS

A. FAST MOVING CONSUMER GOODS

FMCG – Cigarettes

The cigarette industry in India continues to operate in an environment of rapidly escalating challenges, particularly in the areas of taxation and regulations. The spate of regulations, influenced by trends that are more relevant in developed markets, together with prolonged punitive taxation targeted exclusively at the cigarette industry, have stifled cigarette consumption in India in comparison with other forms of tobacco consumption.

While the intent has been to reduce the aggregate consumption of tobacco, the discriminatory taxation and regulations on cigarettes has only served to constrict demand for cigarettes, even as the total consumption of tobacco in the country continues to grow. Unlike international markets, it is a serious misconception to equate tobacco consumption with cigarettes in India. On an average, cigarettes account for about 90% of tobacco consumption globally, with an even higher share of almost 100% in large markets like China. In sharp contrast, in India consumption of tobacco in cigarette form has steadily declined from 23% of total tobacco consumption in 1971/72 to less than 15% currently. That the structure of the tobacco industry in India has progressively become even more skewed over time, with the share of cigarettes declining, is evidenced by the chart given below.

Share of Cigarette in Total Tobacco Consumption


24%
22%
20%
18%
16%
14%
12%
10%
23%
21%
20%
17%
15%
1971-72
1981-82
1991-92
2002-03
2008-09(e)

Being one of the smallest constituents of tobacco consumption in India, the per capita consumption of cigarettes is among the lowest in the world – just about 10% of the world average.


Per Capita Cigarette Consumption
Number of Cigarettes
3000
2500
2000
1500
1000
500
0
2920
1886
1771
618
488
303
243
85
844
Japan
USA
China
Pakistan
Nepal
Sri Lanka
Bangladesh
India
World Average
Countries

This disparity in taxation on tobacco products compels consumers of cigarettes to contribute more than 85% of the total revenue collections from the tobacco industry, besides causing a progressive migration from cigarettes to other lower value forms of tobacco consumption. As a consequence, the share of cigarettes in total tobacco consumption has reduced, even though the aggregate tobacco consumption has increased over the years.

(Tobacco Consumption in million kgs)

Year	Cigarettes	Others	Total
1981-82	86	320	406
2008/09 (est)	74	421	495
Difference	–12	+101	+89

This situation has been further aggravated by the extraordinary increase in the rates of Central Excise Duty (CED) of the order of 140% and 390% respectively on regular and micro-sized non-filter cigarettes with effect from March 2008. This hike in rates, coming on the heels of a 30% equivalent increase in tax incidence due to the levy of VAT in April 2007, has forced the organised cigarette industry to substantially vacate this

[In India, consumption of tobacco in cigarette form has steadily declined from 23% of total tobacco consumption in 1971/72 to less than 15% currently.]

category. This, in turn, has caused a section of consumers to move to revenue-inefficient tobacco products, including smuggled and tax-evaded cigarettes, resulting in a sharp decline in volumes for the highly taxed legitimate sector of the cigarette industry.

The vacuum created by the exit of the popular low priced micros and plain non-filter cigarettes has been occupied by duty-evaded regular size filter cigarettes which are sold to consumers at Rs.10/- per packet of 10 cigarettes. These low priced tax-evaded illegal cigarettes are a growing threat to the legitimate industry, Government revenue, market stability and the social objective of regulating tobacco consumption. It is imperative that the authorities strengthen enforcement to eliminate this fast growing illegal industry. In addition, the Government could also consider the introduction of a new tax slab that would enable the legitimate industry to offer the consumer tax paid cigarettes at this price point.

The industry has been subjected to further stress with the implementation of smoking ban in public places. This will propel consumers to switch to inferior and revenue inefficient forms of non-smoking tobacco consumption. The objective of this regulation to protect against passive smoking can be well met by segregating space at public places, as is the practice internationally. It is apprehended that switching to cheaper tobacco products will have a significant adverse impact on the earnings of thousands of tobacco farmers, who gain the maximum realization from cultivating cigarette type tobaccos.

This adverse impact on the farmers will become further acute with the imposition of graphic health warnings on tobacco products, which will be more impactful on cigarettes than other forms of tobacco products due to design specifications. At the same time it will provide a fillip to the growth of the smuggled contraband trade as these cigarette packs will not carry the specified graphic warnings.

The high taxation regime on cigarettes, together with the other adverse circumstances discussed earlier in this section have resulted in shrinking the tax base without any beneficial impact on tobacco control and health. Your Company believes that the economic potential of tobacco can be maximised through moderation of taxes on tobacco, minimisation of discriminatory taxes between different classes of tobacco products and a regulatory framework that addresses the genuine concerns of all the stakeholders of the tobacco industry. The need, therefore, is for a balanced, non-discriminatory agenda on tobacco, both fiscal and regulatory. Your Company continues to engage with the policy-makers in this regard.

Despite these stressful circumstances, the Company's relentless efforts to create value through international quality products, significant investments in technology and product development and a strong portfolio of brands have resulted in migration of consumers to the filter segments. Some of the strategic initiatives of the year include the launch of Classic Verve in the king size filter segment and Navy Cut in the regular size filter segment, limited edition pack offerings for Gold Flake Kings and Classic and commemorative packs for most of the other filter brands. Your Company continues to maintain its leadership position in terms of market standing and share, despite upheavals in the market place.

Notwithstanding the logistical complexities thrown up by the sudden stoppage of manufacture of non-filter cigarettes coupled with the need to significantly ramp up the filter volumes, new productivity and quality records were established. Induction of new technology continued apace at all the manufacturing facilities. Ongoing investments in the primary manufacturing process at the Munger factory will standardise the technology platform across all facilities of your Company. Concurrently, the induction of additional high-speed makers and packers across the factories will lead to further improvements in quality and productivity. Additionally, sustainable improvements in key operating metrics and internal processes have been achieved by using leading edge structured problem solving techniques such as 'Lean Manufacturing' and 'Six Sigma'.

On the Environment, Health and Safety (EHS) front, your Company's cigarette factories continue to be 100% solid waste recycling units. They have also achieved

> The Company's relentless efforts to create value through international quality products, significant investments in technology and product development and a strong portfolio of brands have enabled it to maintain its leadership position in terms of market standing and share.

further reduction in specific consumption of energy and water per cigarette produced. It is a matter of pride that all the cigarette factories have, yet again, been rated at the 5 star level by the British Safety Council for both 'Health and Safety Award' and 'Environment Audit Award' and have been awarded the RoSPA Gold Medal for 'Occupational Health and Safety'. Saharanpur factory was accorded the CII 'National Award for Excellence in Energy Management' while the CII 'National Award for Excellence in Water Management' was conferred on the Munger factory. Additionally, the Munger, Saharanpur and Bengaluru factories won the Golden Peacock Award for Occupational Health and Safety while the Kidderpore and Saharanpur factories won the Greentech Environment Excellence Gold Award. The Kidderpore factory was also awarded the Prashansa Patra Award by the National Safety Council and the CII Eastern Region Safety, Health and Environment Award.
The Munger factory won the CII Eastern Region Energy Conservation Award and the CII Eastern Region Safety, Health and Environment Award.

Whilst the menace of contraband and illegal domestic production coupled with the discriminatory tax framework are cause for concern, your Company is confident that the robustness of its strategies and the continuing trust of consumers and stakeholders will enable it to sustain and strengthen its leadership position.

FMCG – Others

It is well-known that the Indian economy is driven by domestic consumption and growth across all sectors, namely agriculture, industry and services. As a consequence of low per-capita income and wide disparities in income distribution, India has had very low penetration of consumer goods and services. However it is clear that the economy is changing, fundamentally triggered by far reaching changes in socio-economic variables. These variables (discussed below) will have significant impact on economic growth, savings rates, consumption patterns and product and services penetration.

In contrast to world trends, the mix of the Indian population is changing in favour of the working age group. The United Nations Population Division (UNPD) estimates that India's working age (15-64 years) population proportion, which was lowest at 55.3% in 1965, has increased steadily to reach 63% today. Going forward, the demographic transition is likely to be even sharper, with the proportion of working age population likely to reach 69% by 2035 – an increase of 0.23% every year. This demographic dividend will have a positive impact on India's average income levels and consumption patterns as allocation of incomes on staples will be supplemented by larger spends on discretionaries. The increase in affluence is likely to be quite remarkable over the next six years. It is estimated by the National Council of Applied Economic Research (NCAER) that the proportions of the two lowest income category households i.e. Low income households ($ 0-3000) and Aspirants ($ 3000-6000) will drop from 14.6% and 41% to 6.4% and 25% respectively. Effectively, by 2016, NCAER estimates that 68% of Indian households are likely to be middle class or high-income households. This change in income distribution will appreciably boost consumption of branded consumer goods.

Similarly the pace of India's urbanisation is expected to be faster than that of the rest of the world. The mix of urban population is expected to increase from ~29% currently to ~44% by 2035 as per estimates of the UNPD. This will lead to increased nuclearisation of families and increase in the proportion of working women, which in turn will provide a fillip to the growth of branded consumer goods.

Given these positive fundamentals, your Company continued to rapidly scale up the new FMCG businesses comprising Branded Packaged Foods, Lifestyle Retailing, Education and Stationery Products, Safety Matches & Incense Sticks (Agarbattis) and Personal Care Products.

[Segment revenues in FMCG (Others) grew by 20% over last year and clocked a CAGR of 74% in the last 7 years.]

As reported last year your Company continues to make significant investments in scaling up its Trade Marketing and Distribution infrastructure. Its strategic re-organisation during the year under review has begun to drive down transit times, thereby enhancing the competitive freshness of your Company's products. Superior channel management, backed by state-of-the-art technology solutions, and sustained investments in training and development of the frontline sales team have significantly enhanced your Company's competitive capabilities.

The Segment Report set out in Schedule 20 to the Accounts reflects the outcome of this rapid scaling up. While segment revenues grew by 20% over 2007-08 to touch Rs.3014 crores during the year, this segment has clocked a CAGR of 74% in revenues in the last seven years. The table below illustrates the rapid growth of these businesses over the last few years:


FMCG – Others
Sales (Rs. Crs)
3500
3000
2500
2000
1500
1000
500
0
109
304
563
1013
1689
2511
3014
2002-03 2003-04 2004-05 2005-06 2006-07 2007-08 2008-09

Segment Results reflect the gestation costs of these businesses largely comprising costs associated with brand building, product development and infrastructure creation. Margins during the year were impacted by the sharp increase in commodity prices and steep store rentals. Highlights of progress in each category are set out below.

Branded Packaged Foods

Notwithstanding tough trading conditions, the Branded Packaged Foods business continued to expand with sales growing 13% over the previous year. The range of offerings now comprises more than 170 distinct products under 6 brands. The Company's unflinching pursuit of providing benchmarked quality products backed by deep consumer insights has enabled it to build a significant market presence. During the year, the business was adversely impacted due to economic slowdown and the severe price increases across all input commodities. Having acquired appreciable scale in a relatively short span of time, the business is progressively focusing on driving consumer franchise, consolidating the portfolio in select high margin categories, improving market servicing and driving supply chain efficiencies.

In the Staples business, 'Aashirvaad' atta continued its leadership position with a market share of 54% among branded national players. 'Aashirvaad' Spices grew by 40%, leveraging the brand's strong association with superior quality and consistency.

The biscuits business continued on its growth trajectory with sales improving by 14%. Sunfeast with a current market share of ~10% is now clearly established as a credible third brand. The 'Sunfeast' range of biscuits witnessed continued enrichment in product mix with higher sales of value added products like Creams, Cookies, etc. The year however witnessed high input cost pressures in commodities like wheat flour, edible oil, skimmed milk powder, sugar and packaging materials. The business focused on supply chain efficiencies to enhance product freshness and improve logistic costs.

'Candyman' is now the established No.1 brand in its segment of hard boiled candies. During the year, the business saw the successful launch of Lacto and Toffichoo, which received enthusiastic response from consumers. Within the 'Ready To Eat' group, 'Sunfeast PastaTreat' has emerged as a unique product with a

[The range of offerings from the Branded Packaged Foods Business now comprise more than 170 distinct products under 6 brands.]

loyal consumer base. Research among trialists has thrown up very encouraging data, pointing to optimistic promise of future sales.

'Bingo!' penetrated further into newer markets, gaining customer franchise. The product portfolio was enhanced with the launch of the new format Hatke Jhatke. The wave shaped snack, with two exciting flavours - Funky Masala & Tomato Twist has been received positively by consumers. The finger snack segment led by Mad Angles continues to grow in strength. 'Bingo!'s' positioning as a youthful and innovative snack has got significantly reinforced. The 'Bingo!' marketing campaign has been impactful and effective with its high energy clutter breaking advertisements.

The Foods business is being supported with investments in manufacturing and distribution infrastructure capable of handling larger scale to derive benefits of growing business volumes as envisaged in the future. Supply chain logistics for competitive freshness and cost efficiencies is critical to this business. Till requisite scale is achieved, the business will have to bear a high cost base in the interim, as the benefits of distributed manufacture to service proximal markets are yet to be fully exploited. The business is building its competitiveness by scaling up whilst enhancing process and supply chain efficiencies.

The year ahead promises to be challenging for the business. Brand building will assume center stage to drive sales and enhance consumer recall. Innovative campaigns with high buzz factors, supported by focused consumer activation, will be essential for building strong consumer franchise and trade loyalty. Well researched and robust product development processes will be key for the launch of differentiated offerings across segments. The product platforms of taste, energy, health and wellness are expected to provide the next level momentum in sales growth.

Affordability will be a key determinant of the growth of the branded foods business in India. This objective can be achieved by removing excise duty on all food products and by standardizing the VAT rate at 4%. This will also be in line with international practice.

Lifestyle Retailing

The Lifestyle Retailing business has consolidated its market presence in the branded apparel market by establishing 'Wills Lifestyle' as the premier lifestyle brand in the country and 'John Players' as a leading fashion brand for the youth.

'Wills Lifestyle' continues to be a leader in the top end of the branded apparel market with a range that reflects high fashion imagery, aspirational aura and brand premiums in line with international trends. It has established product leadership through constant innovation in designs, styling, fabrics and finishes embellished with accessories. Sales grew by a robust 19% over the previous year. The high stature and premium imagery of 'Wills Lifestyle' brand was further reinforced through association with 'Wills Lifestyle India Fashion Week', the country's most prestigious lifestyle event. Under its 'Ramp to Racks' initiative the brand has exclusive tie ups with leading designers of the country such as Rohit Bal, Rohit Gandhi-Rahul Khanna, Rajesh Pratap Singh, JJ Valaya and Manish Arora to create Wills Signature range of designer-wear. This exclusive line has further enhanced the brand's premium imagery, investing it with a designer aura.

The customer privileges programme 'Club Wills', with over 60,000 loyal members comprising of premium and discerning customers, has led to higher visit frequency and transaction size.

The business has leveraged synergies within the ITC group to successfully launch a boutique store at the ITC Maurya. The 'Essenza Di Wills' and 'Fiama Di Wills' range of personal care products continue to augment the lifestyle portfolio. The brand received high recognition during the year when it was accredited a 'Superbrand' and declared the 'Most Fashion Forward Brand' at the India Fashion Awards. Wills Lifestyle is now available at 50 exclusive stores in 30 cities and in more than 150 'shop-in-shops' in leading departmental stores.

In the popular 'Youth' segment, the 'John Players' brand has established a strong presence in the mind of the consumer and has become a leading brand in the segment,

[Wills Lifestyle is now available at 50 exclusive stores in 30 cities and in more than 150 'shop-in-shops' in leading departmental stores.]

with youthful products such as denims, knits, suits, and jackets. However, the economic slowdown has impacted consumer sentiment and limited the growth in this mid-segment. 'John Players' has now established a strong pan India presence with over 200 Flagship Stores and 1300 Multi Brand Outlets. In the coming months its presence will be enhanced in Departmental Stores.

The business achieved a robust growth of 31% in exports despite tough economic conditions in the target US and European markets. The growth came on the back of improved product mix through the offer of high value embellished garments and addition of premium fashion customers. The business strengthened its existing customer engagement by offering design, product development and flexible manufacturing capabilities.

The business has responded effectively to the economic slowdown and weak consumer sentiment. Renegotiation of rentals and rationalization of unviable stores have helped improve store margins. Cost management actions and business process streamlining are being vigorously pursued to enhance retail and manufacturing productivity. Investments in Information Technology have enhanced real-time information visibility across segments leading to improvement in operational effectiveness. Investments are also being made in store design, visual merchandising and customer service to sustain the international shopping experience.

The business will continue to focus on increasing the fashion quotient of its offerings on the basis of deeper understanding of consumer preferences, enhanced operational effectiveness and world-class quality.

Education & Stationery Products

The Education & Stationery Products business registered an impressive sales growth of 60% over the previous year, underscoring the minimal impact of the economic slowdown on this buoyant sector. The growth was powered by brand 'Classmate' which continued to consolidate its leadership position in student notebooks.

Education is the foundation for a vibrant democracy, growth in productivity, income and employment opportunities. Presently, the country has about 300 million illiterate adults. The current enrolment rate for primary education is around 77 per cent and for secondary education about 60 per cent. The government has accorded top priority to resolving this national crisis, doubling the resource allocation from the current levels of ~4% of GNP. This impetus is bound to fuel demand for education products in the immediate future.

The market for notebooks in India is highly fragmented and dominated by regional and local players. These players have traditionally invested very little in quality up-gradation, brand building and distribution. With the advent of branded national players led by 'Classmate', there has been a marked improvement in product quality which has in turn fuelled demand from a growing section of discerning consumers.

The business has systematically invested in supporting small scale manufacturers through superior brand building, robust trade marketing initiatives, product development and efficient demand and supply side networks. Product superiority comes from leveraging your Company's world-class fibre line at Bhadrachalam which is India's first Ozone treated elemental chlorine free facility. Besides superior physical characteristics, the paper is environmentally friendly and amongst the 'greenest' in the Indian market. The 'Classmate' brand equity has been enhanced through imaginative point of sale communication, contemporary cover designs and trivia pages that seek to 'inspire young minds'. The coverage in this inspirational series includes relevant and contemporary topics such as Global warming, Climate change, National Leaders, Inventions, Incredible India etc. On the supply side, the business sourced notebooks from over 15 small scale manufacturers, 9 of whom are ISO 9001:2000 certified with the assistance of the business, a first for the stationery industry.
The demand side saw a significant increase in the customer base resulting in market coverage going up from 2000 to 2600 markets.

[The Education & Stationery Products business registered an impressive sales growth of 60% over the previous year with a significant increase in the customer base resulting in market coverage going up from 2000 to 2600 markets.]

During the year, the business launched a slew of new complementary categories under the 'Classmate' brand. These included Geometry Boxes, Children's Books, and Gel and Ball Pens. On the anvil are a range of scholastic products targeted at the 'Classmate' notebook consumer. With the expansion of categories under the 'Classmate' Brand, the business expects to consolidate the market standing of 'Classmate' as the most trusted student stationery brand.

The business entered the office supplies segment with the launch of 'Paperkraft' Premium Business Paper in multiple grammage and pack size variants. 'Paperkraft' is a superior and environmentally friendly multi-purpose paper for print-copy-fax-scan applications. Multi-purpose paper is India's fastest growing paper products category. 'Paperkraft' is a physical manifestation of ITC's sustainability programme and leverages the 'Ozone Treated Elemental Chlorine Free' technology introduced in India for the first time by the Company's Paperboards, Specialty Papers & Packaging business. A proprietary chemical treatment renders it eco-friendly with a higher archival life. Importantly, 'Paperkraft', with its impressive green credentials enables customers to exercise their power to 'Go Green' and partner the Company's efforts to mitigate the adverse impact of climate change and create a positive environmental footprint.

During the year, the business went live with its ERP. This has enabled information visibility across the growing collaborative supply chain, resulting in timely and effective decision making.

With its two flagship brands 'Classmate' & 'Paperkraft' gaining widespread consumer acceptance, the business is well poised to grow significantly in the coming year.

Safety Matches

In the Safety matches business, the Company's brands along-with those of Wimco continued to enjoy strong consumer preference resulting in enhanced market standing. The portfolio approach adopted by the business addresses demands of individual markets at appropriate price points. Synergies from the earlier acquisition of Wimco by the Company's subsidiary Russell Credit Ltd are being fully realised to gain enhanced levels of flexibility in operations, resulting in supply chain efficiencies. The business has also increased its presence in the international markets through growing exports of value-added products, particularly to Africa and the Middle East.

Steep escalation in the cost of key input materials like wood, splints and many chemicals compelled your Company to increase consumer prices during the year, resulting in a temporary drop in volumes which are now on the way to recovery and stabilisation. Your Company continues to partner with the small scale sector by sourcing a significant portion of its requirement from multiple units in this sector and by working closely with them in augmenting their competitive ability by raising their quality and process standards.

The long term sustainability of this industry hinges crucially on technology induction. Introduction of a uniform taxation policy aimed at providing a level playing field to all manufacturers would trigger investments towards modernisation of this industry. The Government should seriously consider creating such an enabling environment which will not only help the industry improve its global competitiveness but will also provide a safer working environment for the large population of workers engaged in this industry.

Incense Sticks (Agarbattis)

Market standing of the Company's 'Mangaldeep' brand of incense sticks (Agarbattis) stood further strengthened with sales recording a robust growth of 20% over the previous year. The business focused on product differentiation and ensuring consistently superior quality products. During the year, the business launched hand rolled 'Durbar Battis' under the brand name 'Mangaldeep Durbar Gold' in coastal Andhra Pradesh. This introduction has received wide consumer acceptance.

[The Agarbatti business continues to contribute to the Company's commitment to the 'Triple Bottom Line' by providing livelihood opportunities to more than 5000 persons through small scale entrepreneurs and NGOs / Self Help Groups across India.]

The business continues to contribute to the Company's commitment to the 'Triple Bottom Line' by providing livelihood opportunities to more than 5000 persons through small scale entrepreneurs and NGOs / Self Help Groups across India. This business initiative empowers women groups from poor rural households by creating sustainable livelihoods. Increased incomes in the hands of women go towards better education and health for their children, thus improving social infrastructure in the project areas. Your Company continues to partner with small and medium enterprises to bring out the best of their entrepreneurial skills and facilitate in raising their process and quality standards.

Personal Care Products

The year under review marked the first full year of the Company's presence in the Personal Care space. The business continued to roll out its product portfolio comprising Soaps, Shampoos, Shower Gels, etc. under the 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' brands across the country. The launch of the 'Vivel Ultra Pro' Shampoo in the anti-dandruff segment has augmented the Vivel portfolio and widened the hair benefits offered to consumers. Consumer acceptance of the Company's products, as reflected in market research studies, has been gratifying. These brands address identified segments of the market with differentiated value offers.

The Personal Care industry continues to grow at around 12% per annum, and stands at around Rs.23000 crores. In the face of a global recession, it is commendable that the domestic industry has been able to post this growth. The intervention by the Government, by way of lower taxes, easier credit and interventions in the rural sector have helped protect demand. Prices of commodities such as palm oil and surfactants which had spurted to all time highs in the early part of the year, declined during the later half of the year, helping the industry to improve its profitability. The general consensus is that the price outlook for commodities will remain fairly subdued for the rest of 2009. As a result, there would be more opportunities to offer better value to consumers through promotional and other initiatives.

The business added manufacturing capacity at its owned tax-exempt unit at Haridwar and is in the process of undertaking further expansion in line with expected market requirements. These investments will provide advantages of superior quality, flexibility, responsiveness and intellectual property protection.

Investments continue to be made to build a strong portfolio of products and brands and to expand the consumer base. This includes creation of world-class products through well-defined research and development activities at the Company's dedicated R&D Centre, and increased engagement with consumers through efficient deployment of media, direct contact, and promotional activities across traditional as well as contemporary consumer connect avenues. The business is simultaneously focusing on leveraging the strengths in your Company's trade marketing and distribution capabilities to drive wider availability and visibility of its products.

B. HOTELS

The strong growth witnessed by the Indian hospitality industry in the last few years was driven by increased business traffic and leisure travel in the wake of favourable economic conditions and higher order integration of India with the global economy. The premium segment which accounts for 60% of the hotel industry's revenues grew at an impressive 27% between 2003-04 and 2007-08. This growth momentum continued into the first half of this fiscal reflected in the growth of your Company's revenues by 14%. The effect of the economic slowdown started to impact from the middle of the year with clampdown on domestic corporate travel and steep reduction in international travel as a fallout of the global financial crisis. Lack of consumer confidence adversely

[The Personal Care Products business continued to roll out its product portfolio under the 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' brands across the country. Consumer acceptance of the Company's products, as reflected in market research studies, has been gratifying.]

impacted leisure travel as well. The situation worsened with the horrific terror strikes at Mumbai which triggered off negative travel advisories leading to sharp degrowth in occupancies and average room revenues. The political uncertainties of an election year added to the dire situation of the industry. This cyclical downturn impacted the hospitality industry, though the business has been able to demonstrate some resilience during this challenging period. However, the business continues to pursue an aggressive investment led growth strategy recognising the inadequate capacity and the longer term potential of this sector.

Foreign tourist arrivals slowed down in the second half of the year with y-on-y degrowth as shown in the graph below:


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Foreign Tourist Arrivals (Nos)
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Given such adverse circumstances, your Company's hotels business posted a decline in revenues by 7%. Though Gross Operating Profit (PBDIT) degrew by 19% over the previous year at Rs.384 crores, the hotels business maintained its leadership in terms of operating efficiency as measured by the ratio of PBDIT to Net Income at 40%.

The longer term outlook for the industry however remains robust, given India's inadequate room capacity. A number of projects poised to enter the market have got delayed due to liquidity crunch, rising interest costs and uncertain business environment. Occupancies are expected to rise with economic revival by the end of financial year 2009-10. Your Company now has over 100 hotels across 80 locations in India, operating under 4 brands. These are 'ITC Hotel' at the top end, 'WelcomHotel' in the five star category, 'Fortune' in the mid market segment and 'WelcomHeritage' in the heritage leisure segment. In addition, the business has co-branding arrangement with two international brands 'The Luxury Collection' and 'Sheraton', franchised from Starwood. Together, these offerings make ITC-Welcomgroup the second largest hotel chain in India.

During the year the Fortune brand, which covers mid to mid upscale segments, experienced substantial growth. The brand now has 25 operating properties and another 27 properties are in different stages of project execution. The WelcomHeritage brand has now grown to 64 properties.

The recently launched **'Kaya Kalp - The Royal Spa'** at ITC Mughal, Agra has been adjudged the winner of Tatler's best spa by the London based Tatler Group. The Royal Spa, which is Asia's finest, reinforces the Company's philosophy of providing premium experiences for the discerning guest. The business also earned the distinction of being recognized as the best employer in Asia in the hospitality sector in a study conducted by the global human resources consulting and outsourcing firm – Hewitt Associates together with the Wall Street Journal and Dow Jones. This is a testimony to your Company's commitment to its people. In view of the positive long term outlook, the competitive strength of this business and the emerging opportunities in this industry, your Company has maintained its aggressive investment led growth plan. Construction activity in respect of the new super-deluxe luxury hotels at Bengaluru and Chennai is in full swing in line with their targeted opening dates.

The ITC-Welcomgroup chain, with its globally benchmarked levels of product and service excellence and customer centricity is well positioned to not only

[Your Company now has over 100 hotels across 80 locations in India, operating under 4 brands – 'ITC Hotel' at the top end, 'WelcomHotel' in the five star category, 'Fortune' in the mid market segment and 'WelcomHeritage' in the heritage leisure segment.]

sustain its leadership position in the industry, but also to emerge as the largest hotel chain in the country over the next few years.

C. PAPERBOARDS, PAPER AND PACKAGING

The Paperboards, Specialty Paper and Packaging segment recorded steady growth in revenues and profits. Segment revenues grew by 19% over the previous year to touch Rs.2822 crores. Segment results at Rs.509 crores reflect a growth of 12%.

Paperboards & Specialty Papers

The global Paper & Paperboards industry was adversely impacted by the economic slowdown. Annual growth dropped to 6% against 9% in the previous year. In the face of accumulating inventory levels, most international players resorted to price discounting, resulting in lower unit realisation. With recovery expected in the second half of 2009-10, the growth forecast for the industry for the next 5 years is estimated at a CAGR of 7%. Increasing demand in Asia is seen as the growth engine, with China and India clearly emerging as the markets of the future.

The domestic paper and paperboards industry has a capacity of 9 million tonnes per annum (TPA). The paperboards segment, with a capacity of 1.32 million TPA is characterized by fragmented capacities. More than 100 mills service this market, but very few are capable of delivering products of contemporary quality. Your Company is the market leader in the Paperboards segment with an output close to that of the next three players combined. The business enjoys a domestic market share of about 22% by volume and 28% by value. Given the strength of its integrated pulping operations, the business commands a high 77% market share in the premium value added paperboard segment. This segment is expected to grow annually by over 15% in the next few years, primarily driven by the need for product differentiation, increased competition in the end-user segment, growth in organized retailing and improvement in conversion technology.

The market for premium quality coated papers as well as the branded copier segment is witnessing steady growth. These segments are expected to grow at a CAGR of 9% and 15% respectively over the next 5 years. Your Company is also the sole manufacturer of cigarette tissue in the country, accounting for about 65% of the domestic cigarette tissue consumption. In the growing décor segment, your Company's products have a good market standing, though it faces steep competition from Chinese imports.

Total production of paper and paperboards during the year was 469335 MT compared to 414714 MT during the previous year. Overall sales, including internal transfers, increased to 462119 MT from 403063 MT, an impressive growth of 15%. The export turnover for the year remained stable despite adverse global market conditions in the second half of the year. The business currently exports to 58 countries including UK, UAE, Turkey, Greece, Sri Lanka, Bangladesh, Iran and Nigeria and plans to increasingly focus on the export of value added products to premium markets.

During the year, the business commissioned a new paper line at its Bhadrachalam unit with a capacity of 1 lac TPA at an investment of Rs.465 crores. This state-of-the-art paper machine will service the growing demand for international quality printing and writing paper. Copier and writing paper, produced by this machine, is clearly enabling higher order value capture based on the strong forward linkages with your Company's branded Education and Stationery business.

The per capita consumption of paper and paperboard in India is currently at 7 Kgs against a world average of 55 Kgs. and Chinese consumption of 45 Kgs. Given the positive outlook for the long term growth of the Indian economy, this is expected to grow significantly faster. Government schemes to promote education such as the Sarva Siksha Abhiyan, growth of the publishing industry, changing lifestyles and demographic profiles will fuel a faster rate of growth in the value added printing and writing paper segment. The Business is well positioned to tap this potential.

[Your Company is the market leader in the Paperboards segment with an output close to that of the next three players combined.]

Your Company is engaged in addressing the twin challenges of securing the long term fibre supply and remaining continuously cost competitive. It has, over the years, pursued an aggressive clonal propagation strategy, which makes available in-house developed high-yielding clones and seedlings of the desired pulp wood species together with extension services to farmers engaged in pulp wood plantation on their marginal wastelands. The quality of these clones and seedlings has been very well accepted by the farming community. This practice has been successfully adopted over the last 13 years in more than 90,000 hectares of plantations. During this year alone, 9,000 hectares were brought under this coverage. Enhanced R&D interventions have resulted in the development of high yielding Subabul clones. Your Company actively collaborates with the Council for Scientific and Industrial Research to develop low-lignin high yield pulpwood species based on biotechnology applications. This continued focus on expanding the coverage of high yielding clonal plantations in the economic vicinity of your Company's mill is expected to yield significant competitive advantage in the years to come. It has also contributed to your Company achieving the 'carbon positive' status for the fourth year in succession.

Your Company continues to represent to the policy makers to introduce appropriate amendments to the Forest Conservation Act, 1980 and related Rules to permit the industry to use degraded forest land for afforestation linked to the end-use of such wood. An enabling policy framework which would inter alia promote public-private partnerships towards development of degraded forest lands would go a long way in serving the twin objectives of enhancing the competitiveness of the paper and paperboards industry and creating sustainable livelihoods in rural India.

Wastepaper is a key input in the manufacture of recycled boards. Unfortunately, mobilisation of wastepaper in India is very low at 14% compared to 60% in developed countries. Your Company, as the market leader in paperboards, has commenced a strategic initiative for wastepaper recycling, designated 'WOW' (Wealth Out of Waste). This intervention has established an efficient collection and recycling chain, targeting large sources of aggregation such as schools, offices, residential colonies and apartments. Apart from contributing to a cleaner environment, 'WOW' will be an important source of long term cost competitiveness for the industry. Even as it gets scaled up to a full blown process across multiple cities, this initiative is winning accolades from the Government, NGOs, public institutions and people at large.

Your Company, having pioneered environment friendly ECF bleaching in India, has taken further steps to enhance its eco-friendly operations. The new pulp mill with 'Ozone bleaching' technology commissioned in the last quarter of the previous year has now fully stabilized, substantially reducing the import of wood pulp and thereby enhancing the competitiveness of the business. The business has invested significantly in contemporary technologies for improving environmental standards of its manufacturing operations. Such investments deploy eco-friendly technologies ahead of legislation. Your Company would welcome policies that raise the environmental benchmarks and suitably reward those who achieve or exceed the parameters. The Government can play an active interventional role in bringing about such far reaching changes in the industry.

The business is rolling out Total Productive Maintenance (TPM) processes across all its units. These interventions are already generating substantial cost savings and productivity improvements. It has also commenced implementation of an end-to-end ERP system to support its large scale integrated operations.

The business contributed to your Company's endeavour to achieve yet another environmental milestone of being 'solid waste recycling positive' with its Tribeni and Kovai units accomplishing that goal. While Bhadrachalam and Bollaram units are close to a similar achievement,

[The Executive Board for Clean Development Mechanism under the United Nations Framework Convention on Climate Change has accepted ITC's Social Forestry programme as a registered project. This recognition of a large scale forestry project is the first of its kind in India and second in the world after China.]

the business has been able to achieve an overall positive solid waste recycling footprint by procuring and recycling over 125,000 tonnes of waste paper. The business is also actively leveraging the Clean Development Mechanism (CDM) opportunities under the Kyoto Protocol. During the year, the business earned Rs.10 crores through the sale of Certified Emission Reduction (CERs). CDM projects in the pipeline include installation of a 90 tph green boiler at the Bhadrachalam unit at an investment of Rs.86 crores. The boiler will use biomass as fuel and substantially reduce the usage of conventional fuel. The internally generated wood waste, arising out of chipping and de-barking operations, will be used as an input in this eco friendly boiler, bringing substantial cost reduction and also yielding a significant quantum of CERs under the CDM.

During the year, the Tribeni unit was awarded the 'Sword of Honour' by the British Safety Council. The Bhadrachalam unit received '5 Star Rating' from the British Safety Council. Both the Bhadrachalam and Tribeni units were conferred the 'Excellence in Energy Management' award by CII. These units were also conferred the 'National Award for excellence in Water Management 2007' by CII. All units of the business have received the ISO 9001, ISO 14001 and OHSAS 18001 certifications.

In the context of weak global demand, discounted Chinese products are threatening to impact the domestic market significantly and have the potential to force closure of the weaker paper and paperboard manufacturers. In view of this threat of cheap imports, the Industry has sought an increase in the import duty rates from 10% to 50% through the Safeguard Duty mechanism, which is WTO compliant. These higher rates of duties can be progressively brought down in a calibrated manner as the incidence of 'dumping' diminishes.

Recent strategic interventions including significant investments in capacity and capability enhancement and continuous improvement in internal efficiencies through contemporary TPM processes have positioned your Company in a full state of readiness to leverage the growth opportunities in the Indian market.

Packaging and Printing

The business continued its investment in world-class technology to provide cost effective and superior packaging solutions to a wide range of business and industry including the Company's Cigarette and other FMCG businesses. The broad spectrum capability profile of the business across the carton and flexible segments has clearly established its position as one of India's foremost packaging houses.

The business made significant progress in capacity addition during the year by scaling up its Flexible manufacturing facility at Haridwar to cater to the distinct packaging needs of your Company's branded Foods and Personal Care businesses. Investments in the backward integrated manufacturing of key raw materials for Flexibles have ensured competitiveness in catering to the needs of key customers. The business is driving substantial growth in its external trade by winning the trust and confidence of key customers in the consumer electronics and FMCG industries. The full range of capabilities riding on multiple packaging platforms will enable the business to strengthen its position in the domestic and international market.

During the year, the business invested Rs.90 crores in wind energy generation to meet the requirement of its Chennai unit. This 14 megawatt facility is a clean energy initiative, flowing from the Company's commitment to the Triple Bottom Line. The generation, which will be eligible for carbon credits under the CDM of the Kyoto Protocol, will result in substantial cost savings, even while enhancing the Company's positive environmental footprint.

During the year, the business won the prestigious BMJ Golden Leaf Award from the international publication 'Tobacco Reporter' in the category 'most committed to

> Your Company has achieved yet another environmental milestone of being 'solid waste recycling positive'.

quality'. It also received several India Star National awards, awards from the Indian Printing Packaging and Allied Machinery Manufacturers' Association (IPAMA), awards from the Printers Film and Foil Converters' Association for excellence in Packaging and the Capexil Special Exports Award for Exports.

With its investments in world-class technology, multi-location units and a diversified product portfolio, the business is fully poised to service all the requirements of your Company's Cigarette and other FMCG businesses and to rapidly grow its external trade, including exports.

D. AGRI BUSINESS

Cigarette Leaf Tobacco

During the year, the demand surge to replenish depleting inventory levels coupled with supply constraints led to rapid escalation of global tobacco prices. Decline in production was witnessed in China and Europe. The other major producing countries were unable to bridge the supply gap. Apart from major international cigarette manufacturers, regional manufacturers from the Asia-Pacific region also sourced incremental volumes from India. The demand surge led to increased exports from India and enhanced farm as well as trade prices. The Indian cigarette tobacco production continued to grow in the face of increasing farm prices, making it one of the most remunerative commercial crops. However, issues of labour and fertilizer shortage and the absence of pragmatic production policies continue to be a threat for future growth.

In 2009, the global supply-demand situation is expected to approach near equilibrium due to incremental production in key tobacco producing geographies. However, sustained focus on crop quality and productivity coupled with favourable policy initiatives and focused marketing strategies can help India retain its position as a preferred destination for key buyers.

Leveraging the growing demand for the Indian crop, your Company further cemented its position as the foremost supplier of quality Indian tobaccos in the global market, achieving a record export growth of 51% over last year. Your Company won the 'First Best Performance in Export of Un-manufactured tobacco (Manufacturer category)' from the Tobacco Board of India for the 5th consecutive year. This stellar performance was achieved through a robust combination of new business development and customised product and service offerings to both existing and new customers. Though India's share in the global tobacco trade has increased from 7% to 10% in the last 4 years, its share continues to be small despite being one of the largest producers of tobacco in the world. As highlighted in last year's Report of the Directors, a stable, fair and equitable cigarette taxation policy would be imperative to provide a strong domestic demand base to the Indian farmer to insulate him from the volatilities of international markets. Such a taxation policy would be the key catalyst in realising the full economic potential of the tobacco sector in India.

The business continued to provide strategic sourcing support to your Company's cigarette business.

Your Company's pioneering R&D efforts on varietal improvement have resulted in the successful development of Flue Cured Virginia hybrids for the first time in India. The overwhelming response during farm trials from the tobacco growers for these hybrids stands testimony to the virtues of higher productivity and superior quality traits. Your Company seeks to propagate the new hybrids in collaboration with the Central Tobacco Research Institute and the Tobacco Board of India. Additionally, an innovative process for pelleting of tobacco seed has been designed and developed in-house, paving the way for efficiency in seed utilization and deployment of Tray Nursery system for improved productivity. Introduction of Burley and Oriental tobaccos into new areas of Andhra Pradesh and Orissa has not only helped improve the socio-economic status of small/tribal farmers, but has also improved the product offering to discerning global buyers. These successes provide impetus to your Company to continue its pioneering work in enhancing quality and farm productivity to improve the competitiveness of Indian tobaccos.

During the year, the Quality Control laboratories at the Anaparti and Chirala tobacco processing units were accredited by National Accreditation Board for Testing and Calibration Laboratories (NABL) in the field of Chemical Testing. Chirala and Anaparti units achieved Level 4 (Highest Level) in Social Responsibility in Tobacco Production (SRTP) audit. The Chirala unit won the Greentech Environment Excellence Gold Award in Manufacturing Sector from Greentech Foundation, New Delhi.

Your Company continues to focus on maintaining the highest safety standards in the factories. During the year, the Anaparti and Chirala units received the prestigious 'Sword of Honour' from the British Safety Council (the 14th consecutive 'Sword of Honour' for Chirala). The Chirala unit also won the Five Star rating (Safety & Environment) from the British Safety Council.

In order to meet the increasing requirements for additional tobacco processing capacities, your Company will set up a green leaf processing plant near Mysore for which acquisition of 102 acres of land has been completed. Your Company with its outstanding R&D capability, unique crop development and extension expertise, modern processing facilities, and deep understanding of customer and farmer needs is poised to leverage the emerging opportunities for the Indian leaf tobacco industry.

Agri Commodities

The peak commodity prices witnessed in the global market during the previous year (2007-08) continued well into the first half of this year before declining in the second half owing to the global economic recession. Reduction in crude oil prices due to weak global demand coupled with a shift from production of bio-fuel to food grains and oil seeds contributed to the decline in commodity prices. In India however, the ban on export of rice and higher support prices for wheat, despite a record bumper crop ensured continued buoyancy in food grain prices. Stock control limits continued to be imposed for most part of the year. Edible oil prices, however, witnessed sharp declines with the Government of India scrapping import duties on edible oils, particularly on palm oil as an anti-inflationary measure. In the wake of Government interventions such as ban on exports, market actions at subsidized prices and continued imposition of stock controls, your Company exited several commodities in which trading had become extremely risky. Accordingly, the existing e-Choupal network was restructured by aligning it to the continuing portfolio of commodities.

In line with its strategy of operating in high value segments, the business continued its focus on processed fruit pulp, frozen foods, organic purees, spices and other niche products and expanded its reach by acquiring customers in the demanding Japanese market. Backward linkages were strengthened to provide assurance of full traceability of its products. Eleven vendor farms supplying high quality fruits were awarded Global GAP (Good Agricultural Practices) certification.

Your Company continued to source identity preserved, specific high quality wheat through its e-Choupal channel for your Company's branded Foods business. Strategic cost and quality advantages were realized by multi-sourcing across geographies based on price optimisation. Significant operational improvements were achieved to bring down freight, warehousing and other logistics costs. In sourcing chipstock potato for your Company's 'Bingo!' potato chips, new varieties of potatoes with longer storage life were deployed, optimising season and off-season buy to deliver significant cost advantage. Last year's acquisition of potato seed company, Technico has brought strong synergies to the potato based value chain, enhancing farmer capabilities through access to high quality seeds and internationally benchmarked practices in agronomy. The business is actively working on progressively increasing the share of locally sourced potatoes (closer to manufacturing plants) to lower freight costs.

Fifty new e-Choupals were launched in Tamil Nadu supported by the Tamil version of echoupal.com with over 250 web pages. Your Company's expertise in the agri sector is now available to farmers in Tamil Nadu, giving them an opportunity to leverage the power of information technology. They will also have access to high quality extension services which will help increase the productivity of crops such as paddy.

During the year, your Company extended its collaboration with the Government of Madhya Pradesh under the Agriculture Technology Management Agency (ATMA) project. This programme aims at providing live training to farmers on scientific agricultural practices for selected crops. Both classroom and on-field training were provided to the farmers by experts from various areas of agriculture. Encouraged by its success in MP, where 190 farmer schools have already been opened to impart training, the project was extended to the State of Rajasthan by setting up 49 farmer schools. During the year, your Company introduced a novel concept of evaluating the soil organic carbon status at farm level through Soil Organic Carbon Kits developed by Acharya NG Ranga Agricultural University, Hyderabad. Your Company is in the process of taking up R&D activities to develop crop and market specific eco-friendly inputs based on biological and natural products.

The agri-inputs part of the business grew its topline by a robust 28%. The neem-based Organic manures, Wellgro Soil and Wellgro Crops have gained wide acceptance amongst the farming community and corporate houses engaged in contract farming. These products have won the confidence of customers for their superior efficacy and integrity. They are endorsed by Control Union (European agency for certifying organic status) as Organic inputs under the stringent quality specifications of EEC 2092-91 Annex II. During the year, the business introduced a new organic manure, 'Wellgro Grains', in pelleted form for food crops such as Rice, Wheat, Maize and Sugarcane. This product has quickly acquired acceptance among the farming community in the states of Andhra Pradesh, Karnataka and Uttar Pradesh. Your Company's product 'Wellgro Crops' has been empanelled under the National Horticulture Mission as part of the Organic Farming and Integrated Nutrient & Pest Management programs.

During the year, the business provided strategic sourcing support to your Company's growing 'Aashirvaad' brand of spices. It also made rapid strides in the export of spices to 'value markets' such as Japan, USA and the European Union, growing export revenues by 46%. In an endeavour to provide quality differentiation across the value chain, the business has developed a reliable farm-to-factory spices supply chain, guaranteeing superior specifications and quality attributes. Additionally, the commissioning of the state-of-the-art grinding cum sterilization facility has imparted a new dimension to quality. The future focus would be on strengthening farm interventions and developing value added products to garner a larger share of growth in the spices and derivatives markets.

Marketing of Kisan Credit Cards on behalf of the State Bank of India continued to receive a very positive response from the farmers. The quantum of farmer loans facilitated by your Company grew by 31%. This was achieved despite slower loan sanctions during the crucial kharif season in the wake of the farm loan waiver scheme announced by the Government of India. Four tele-caller centres were established during the year to assist rural customers with appropriate solutions to their financial needs.

Your Company's rural retailing initiative was expanded further with the addition of three more Choupal Saagar malls during the year, taking the coverage to 24 rural malls across three states. With retail sales growing by 34% over the previous year, these unique infrastructure points continue to be one-stop shops for the farming community with a host of services like sourcing, training, soil testing, cafeteria and health clinic. The creation of a distribution centre in Madhya Pradesh has facilitated reduction in inventory levels and improved margins of the retail stores in the state.

Distribution of FMCG products in the rural markets through the e-Choupal network gained traction with the addition of your Company's personal care products to the portfolio. These products have been well received by the rural community. The e-Choupals will continue to supplement the efforts of the regular trade marketing channels.

The long term success of the e-Choupal network will depend on the capabilities of the extended organization of Sanchalaks and Samyojaks, and the ability of the internal staff to translate leadership skills and process knowledge into execution excellence. Considerable management attention is being directed to build this foundation to serve as a future source of competitive advantage.

NOTES ON SUBSIDIARIES

The following may be read in conjunction with the Consolidated Financial Statements enclosed with the Accounts, prepared in accordance with Accounting Standard 21. Your Company has been exempt from the provisions of Section 212(1) of the Companies Act, 1956 relating to the attachment of the accounts of its subsidiaries to its Accounts. Shareholders desirous of obtaining the annual accounts of your Company's subsidiaries may obtain the same upon request. The report and accounts of the subsidiary companies will be kept for inspection at your Company's registered office and those of the subsidiary companies. Further, the report and accounts of the subsidiary companies will also be available at the 'Shareholder Value' section of your Company's website, www.itcportal.com in a user friendly, downloadable format.

ITC Global Holdings Pte. Ltd., Singapore ('ITC Global') was placed under liquidation on 30th November, 2007 by the High Court of the Republic of Singapore vide its Order dated 30th November, 2007, on an application of the Judicial Managers of ITC Global. ITC Global has been under Judicial Management since 8th November, 1996. Consequently, your Company is not in a position to consolidate the accounts of ITC Global and its subsidiaries for the financial year ended 31st December, 2008 or to make available copies of the same for inspection by shareholders.

Surya Nepal Pvt. Ltd.

The year under review saw Nepal undergo momentous political transformation after a decade of civil unrest. Constituent Assembly elections were held in April 2008. The President and Prime Minister were elected, and a coalition government was formed. The new Parliament formally declared Nepal a 'federal, democratic republic' in May 2008. The coalition government, led by Communist Party of Nepal Maoist {CPN (Maoist)} under the leadership of its Chairman, Pushpa Kamal Dahal as the Prime Minister faces a very challenging agenda. Although CPN (Maoist) won an overwhelming majority in the April 2008 elections, they are faced with the task of establishing over time greater political legitimacy on the basis of demonstrated good governance. An interim constitution agreed on 15th January, 2007 presently serves as the framework for governance.

Amidst the political upheaval, the economy registered a GDP growth of 5.3% in the financial year ended mid July 2008, up from 2.3% in the previous year. However, recognizing the combined impact of long standing structural weaknesses and labour unrest, the revised GDP forecast for the next financial year 2008-09 stands at 3.5%.

Despite the challenging socio-economic and political scenario, the company's growth continues on an upward trajectory. In the twelve-month period ended 13th March 2009, the company's sales grew 21% to Nepalese Rupees 772 crores (Net of VAT). Profit after tax at Nepalese Rupees 144 crores represents an increase of 58% over last year. The company's Sales (Net of VAT) accounts for almost 1% of the country's GDP, while the company's contribution to the Exchequer accounts for about 4% of total revenues of the Government of Nepal. The company continues to retain its status as the single largest contributor to the Government Exchequer.

During the year, the company signed a Long Term Agreement for 3 years with the Workers' Union of the Simra factory. Frequent strikes and blockades continued in the Terai region worsening the pressure on the supply chain. Despite the difficult operating conditions, the company's pro-active resource and supply chain management minimized the impact of such disruptions, enabling achievement of both volume and value growth in Cigarettes.

The company successfully met the challenge of rising input prices, including manpower costs, by focusing on the premium end of the market and capturing a larger value share. 'Surya 24 Carat' and 'Surya Classic', the new brands launched last year in the super premium segment grew satisfactorily, capturing consumer franchise in the face of competing international brands. 'Pilot', the brand launched last year in the regular size filter segment, has captured significant volume and value share. As part of its commitment to sustain superior and consistent product quality, the company made further investments in upgrading process and packaging technology in the cigarettes business.

The company's domestic leaf operations in the Terai region, created to develop a sustainable and competitive source of supply for the cigarette business, grew in volume by almost 100% and will account for almost 15% of next year's leaf consumption. The company's continuous guidance to the farmers from the stage of seed development to crop harvesting led to improved productivity and quality at farm level which in turn ensured a better return to the farmers. This intervention has increased the farmer base and the acreage under leaf cultivation.

The new state-of-the-art garment manufacturing facility of the company at Biratnagar became operational this year. This has reinforced the company's capacity to cater to the domestic demand and also meet export orders for the 'Wills Lifestyle' and 'John Players' range of apparel. The company also made a foray into apparel exports to third countries, particularly the European Union (EU) and the United States (US), notching up a turnover of Nepalese Rupees 8.6 crores. With the company's increasing focus on third country exports and the encouraging response from these markets, the company is hopeful that the expected gradual revival of the global economy and consequent increase in consumption led demand will lead to increased export sales of the company's products to the EU & US markets.

In the domestic garments market, 'John Players' and 'Miss Players' consolidated their position in the branded apparel segment. 'Springwood', the company's mass market brand, has delivered a 53% volume increase over last year and is being rolled out to more markets. Positioned as an alternative to low priced imports from China and South East Asia, the Brand has so far shown satisfactory consumer response in the low priced 'value for money' segment.

The company entered the Matches business last year with its brand 'Tir', which is being rolled out nationally. On the back of extremely encouraging market response, the business clocked sales of Nepalese Rupees 5 crores.

The company continues to remain committed to its role as a responsible corporate citizen. As part of its commitment to promote Sports and Tourism, the company sponsored the country's most premier professional Golf Tournament – the 'Surya Nepal Masters'.

During the year, the Authorised Share Capital of the company was increased from Nepalese Rupees 100 crores to Nepalese Rupees 650 crores and bonus shares, in the ratio of 5 shares for every 1 share held, were allotted. The company declared a dividend of Nepalese Rupees 260/- per equity share of Nepalese Rupees 100/- each for the year ended 31st Ashad, 2065.

Srinivasa Resorts Limited

During the financial year ended 31st March, 2009, the company recorded income of Rs.62.27 crores (previous year Rs.69.08 crores) and a Profit Before Tax of Rs.18.53 crores (previous year Rs.21.57 crores). Net Profit stood at Rs.12.66 crores (previous year Rs.14.41 crores) after providing for income tax of Rs.5.87 crores (previous year Rs.7.16 crores).

The financial performance of the company's hotel, ITC Kakatiya, was adversely impacted due to the economic slowdown and the aftermath terrorist attacks in Mumbai. The hotel has initiated various measures to contain costs and improve profitability without compromising on the quality of its superior guest experience.

Despite the slowdown, the company continues to make investments in maintaining the contemporariness of its hotel property. During the year under review, a luxury Spa was commissioned at the hotel, to meet the wellness needs of its discerning guests. The hotel received the 'Greentech Gold Award' from the Greentech Foundation for its outstanding achievement in Environment Management. The hotel also received the ISO 14001 : 2004 re-certification.

The Board of Directors of the company has recommended a dividend of Rs.2/- per equity share of Rs.10/-each for the year ended 31st March, 2009.

Fortune Park Hotels Ltd.

During the financial year ended 31st March, 2009, the company recorded income of Rs.1290.47 lacs (previous year Rs.1019.85 lacs) and earned a Net Profit of Rs.143.37 lacs (previous year Rs.157.54 lacs) after providing for income tax of Rs.89.33 lacs (previous year Rs.94.35 lacs).

The company, which caters to the 'mid market to upscale' segment, forged new alliances during the year taking the total number of properties under the 'Fortune' brand to 52, with a total room count of 4235. Of these, 25 properties are operating hotels. Another 6 hotels are slated to be commissioned during the course of the financial year 2009-10. The remaining 21 hotel projects are under various stages of development. The company seeks to be a dominant player in the mid/upper scale segment, providing quality services that would position 'Fortune' as the premier 'value' brand in the Indian hospitality sector.

The Board of Directors of the company has recommended a dividend of Rs.5/- per equity share of Rs.10/- each for the year ended 31st March, 2009.

Bay Islands Hotels Limited

During the year 2008-09, the company earned an income of Rs.96.75 lacs (previous year Rs.83.16 lacs) and a Net Profit of Rs.63.85 lacs (previous year Rs.54.14 lacs) after providing for income tax of Rs.26.99 lacs (previous year Rs.23.60 lacs).

The Board of Directors of the company has recommended a dividend of Rs.50/- per equity share of Rs.100/- each for the year ended 31st March, 2009.

King Maker Marketing Inc.

King Maker Marketing Inc. (KMM) is a wholly owned subsidiary of your Company registered in the State of New Jersey, USA. It is engaged in the distribution of your Company's tobacco products in the US market. It also provides your Company market research services related to the US markets for Tobacco and other FMCG products.

During the year under review KMM expanded its distribution infrastructure considerably to leverage your Company's initiatives to significantly grow its exports to the US. KMM has also set up operations in the garments district of New York City to develop and nurture the US customer base for your Company's apparels and accessories. This business is projected to generate revenues from next year.

The company's tobacco business witnessed a strong revenue growth during the year. Whilst unit sales of both Cigarettes and Roll Your Own (RYO) tobacco grew in double digits (11% and 23% respectively), sales revenue grew by 22% based on strong price realisations.

Despite higher marketing expenditure to support the expanded distribution base and the legislation-induced higher cost of Low Ignition Propensity (LIP) cigarettes, post tax profits grew by about 10%.

The coming year will be extremely challenging with the steep increase in Federal Tobacco tax for cigarettes and RYO tobaccos taking effect from April 1, 2009. This is expected to substantially impact the company's sales and fuel growth of illicit trade. The legislation to grant jurisdiction to the Food and Drug Administration (FDA) for Tobacco products, pending before the US Congress, is likely to become law in the coming year. The final shape of the legislation and its impact on the company remains a source of concern that will need to be addressed going forward.

Russell Credit Ltd.

During the year, the company earned a total income of Rs.33.40 crores and Profit After Tax of Rs.26.65 crores. The company paid dividend of 6.18% aggregating Rs.40 crores for the year ended 31st March, 2009.

As stated in earlier Reports, a petition was filed by an individual in the High Court at Calcutta, seeking an injunction against the company's Counter Offer to the shareholders of VST Industries Ltd., made in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to a Public Offer made by an Acquirer, which closed on 13th June, 2001. The High Court at Calcutta, while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the company and the other Acquirer, would be subject to the final Order of the High Court, which is still awaited. Similar suits filed by an individual and two shareholders of VST, in the High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

BFIL Finance Limited

The company continues to focus its efforts on recoveries through negotiated settlements, including property settlements. It is actively engaged in pursuing legal action against various defaulters. During the year some negotiated settlements were concluded and the company effected collections aggregating Rs.91.88 lakhs.
The company has no external liabilities outside the ITC Group. The company is closely monitoring developments in the NBFC sector and will examine options for further opportunities at the appropriate time.

Gold Flake Corporation Limited, Wills Corporation Limited, Greenacre Holdings Limited & MRR Trading and Investment Company Limited

There were no major events to report with respect to these companies.

Gold Flake Corporation Limited paid dividend of 31.25% aggregating Rs.5 crores for the year ended 31st March, 2009.

Wimco Limited

The company's turnover which stood at Rs.181 crores registered a degrowth of 8.6% mainly due to loss of volumes in the matches business in the wake of the increase in consumer price effected to compensate for the steep increases in input costs. Given the early signs of recovery, this volume loss is expected to be temporary. The net profit for the year stood at Rs.1.12 crores.
The Chennai and Bareilly units of the company witnessed industrial relations problems during the year, but these were resolved amicably. The Engineering business faced a tough environment during the year as many customers postponed their investment plans on the back of the economic slowdown in their respective industries. The Agro Forestry business of the company witnessed an appreciable expansion. The high yielding ETP (Entire Trans Plant) sales to farmers in North India showed a growth of 28% to 3.2 Million ETPs. Apart from creating a source of long term sustainable supply of a critical raw material, the Agro Forestry mission of the company is directly contributing to improving the green cover in the region.

Landbase India Limited

Landbase India Ltd. (Landbase) owns and operates 'The Classic Golf Resort', a Jack Nicklaus Signature Course, 45 kms from Delhi. As reported in the previous years, golf based resorts present attractive long-term prospects in view of their growing popularity all over the world. The company proposes to set up a destination luxury golf resort. The preparatory work towards developing a resort hotel at the Classic Golf Resort is progressing. The initial permissions required for the commencement of the project were obtained during the year.

ITC Infotech India Limited

During the year under review, the global economic downturn considerably dented the IT industry's optimism borne over years of a virtuous economic cycle. The developments in the US, commencing with the sub-prime crisis last year, have had far reaching ramifications for businesses across the globe, putting the Indian IT industry under severe pressure.

Despite the challenges created by adverse market conditions, the company delivered another year of good performance with total income growing by 33%. Accelerated customer acquisition and renewed thrust on scaling up existing account engagements formed the foundation of the company's growth strategy. ITC Infotech continued to focus on gaining competitive advantage and strengthening market standing by developing deep and differentiated capabilities in specific industry domains, solution areas and focus technologies.

In line with its inorganic growth strategy aimed at deepening capabilities, ITC Infotech (USA), Inc., a wholly owned subsidiary of the company, acquired Pyxis Solutions, LLC, a New York based limited liability company and a leading Testing and Quality Assurance player in the BFSI (Banking & Financial Services Industry) segment in the US. This strategic acquisition, an important milestone, further consolidated your company's position in North America. Synergies between the two companies will create large opportunities for cross selling by leveraging their existing customer relationships.

For the year under review:

(a) ITC Infotech India Ltd. registered a total income of Rs.349.72 crores (previous year Rs.262.72 crores) and a PAT of Rs.3.04 crores (previous year Rs.6.91 crores); your Company invested a further sum of Rs.60 crores in the equity share capital of the company by subscribing to 6,00,00,000 Equity Shares of Rs.10/- each for cash at par.

(b) ITC Infotech Limited, UK, a wholly owned subsidiary of the company, registered a Turnover of GBP 20.61 million (previous year GBP 17.87 million) and a Net Profit of GBP 1.02 million (previous year GBP 0.29 million).

(c) ITC Infotech (USA), Inc., a wholly owned subsidiary of the company (I2A), registered Total Revenues of US$ 26.17 million (previous year US$ 18.09 million) and a Net Profit of US$ 1.05 million (previous year US$ 0.43 million). ITC Infotech India invested a further sum of US$ 13.5 million in the equity share capital of I2A by subscribing to 135,000 Common Shares without par value for cash at US$ 100 per share.

(d) Pyxis Solutions, LLC, a wholly owned subsidiary of ITC Infotech (USA) Inc. (I2A), registered, for the fifteen month period ended 31st March, 2009, Total Revenues of US$ 14.17 million (previous year - 12 months - US$ 14.46 million) and a Net Profit of US$ 0.19 million (previous year - 12 months - US$ 2.51 million); I2A made a capital contribution of US$ 2.5 million into the company in terms of the Membership Interest Purchase Agreement dated 1st August, 2008 entered into between erstwhile owners of the company, I2A, and the company.

While the economic slowdown has led to reduced IT budgets, it is expected to lead to an increase in offshore outsourcing in the future. According to a recent Forrester report, a large number of firms are interested in ramping up, piloting or actively tracking new developments in offshore outsourcing. Currently, only about 9% of the organizations, globally, have leveraged off-shoring.

The company intends to leverage this opportunity by offering a compelling value proposition, demonstrating leadership in the chosen industry domains and deepening capabilities to offer accelerated off-shoring benefits. Capability building will thus continue to be a critical component of the company's growth strategy and will be further aligned with customer needs of reduction in the total cost of ownership through quick off shoring as well as optimization of operations.

The company continued to focus on offering business solutions and during the year under review a number of such solutions were launched which included a suite of mobility solutions geared to address critical processes like CRM, direct store delivery (DSD) and route accounting across the consumer goods and life sciences segments in partnership with a renowned Singapore based entity. It has also entered into a partnership with a leading Digital Asset Management company to provide services around the Digital Asset Management platform.

During the year under review, the company was certified by SAP as a global provider of application management services. The company received this certification after successful completion of an audit process that included capability assessment of more than 300 aspects, spanning across multiple facets of SAP® solutions.

Customer interface processes have been strengthened with the creation of a Large Account Management team which will enhance relationship touch points besides providing a greater thrust to identification of opportunities within the customer organization. Geographical presence was strengthened with the opening of a branch in Sweden.

The company was placed among the Top 100 service providers across four continents, in terms of operations, service offerings, client relationships and human capital, in a survey conducted by Global Services and neoIT. ITC Infotech ranked eighth among the 'Top 10 Indian outsourcing companies', in the 2008 Global Outsourcing 100 survey conducted by the International Association of Outsourcing Professionals (IAOP).

The company was also ranked fourth among mid-tier infrastructure vendors globally and featured among the top ITO 'Infrastructure Vendors' in the 2008 Black Book of Outsourcing where the Brown Wilson Group had evaluated leading global outsourcing service providers across 18 operational excellence key performance indicators based on the perspective of client experience. The Black Book of Outsourcing 2008 Green Report placed the company among one of the top twenty green vendors who have delivered on the triple bottom line milestones of economic gains, environmental stewardship and social improvements.

Your company is committed towards sustainability and has signed the CII code on Ecological Sustainable Growth. The objective of the mission is to promote and champion sustainable growth in the Indian industry, without compromising on high and accelerated growth. CII will partner and work with signatory companies in realizing the objectives of the mission.

With geographic diversity, focus on select industry domains, a strong sales pipeline built last year and differentiated value proposition backed by delivery excellence, the company is optimistic in meeting its deliverables in what will be a difficult year ahead.

Technico Pty Limited

During the year under review, the company continued to focus on its proprietary TECHNITUBER® technology for Potato Seeds, particularly on its downstream implementation and commercialisation. The company operates in several global markets on commercialisation of such technology and subsequent field multiplication through its wholly owned subsidiaries in different geographies. The company is also engaged in the marketing of 'TECHNITUBER®' seeds to global customers from the production facilities of its subsidiaries in India, China and Canada.

During the year the company brought considerable synergistic benefits to your Company's potato chips business under the 'Bingo!' brand. The company's proven supply chain of high quality Potato seed and its strong agronomy skills provided strong support to the 'Bingo!' chipstock sourcing team. Technico's leadership in the production of early generation seed potatoes will create significant value for your Company's Foods business by bringing distinctive product and quality advantages to the 'Bingo!' brand of potato chips.

For the year under review:

a) Technico Pty Ltd., Australia registered a net loss of Australian Dollar (A$) 0.39 million (previous year profit of A$ 4.59 million) The previous year's profit included an element of one time write back of a provision of A$ 4.69 million created in earlier years towards diminution in value of its investments in its Indian subsidiary, Technico Agri Sciences Limited (formerly known as Chambal Agritech Ltd).

b) Technico Asia Holdings Pty Ltd., Australia did not engage in any activity, other than holding the entire shareholding of Technico Horticultural (Kunming) Co. Ltd., China. The company had no earnings or costs.

c) Technico ISC Pty Ltd., Australia continued to be dormant during the year.

d) Technico Technologies Inc., Canada registered sales of Canadian Dollar (C$) 0.16 million (previous year C$ 0.18 million) and posted a net profit of C$ 0.54 million (previous year loss of C$ 0.28 million). The Province of New Brunswick which has been a strong supporter of this project has repaid loans of C$ 0.93 million owed by the company to the Royal Bank of Canada in consideration of C$ 0.20 million in Class A preferred shares issued by the company. The resulting gain of C$ 0.73 million represents government assistance to the project.

e) Technico Agri Sciences Limited (formerly known as Chambal Agritech Ltd.), India registered a turnover of Rs.27.66 crores (previous year Rs.30.84 crores) and a Profit After Tax of Rs.3.02 crores (previous year Rs.6.15 crores). The performance during the year was impacted by a significant reduction in the average sale realisation for seed potatoes owing to a record potato production and the resultant glut in the market. However, volumes grew handsomely by 80% from 14,581 MT to 26,292 MT.

f) For the year ended 31st December, 2008 – Technico Horticultural (Kunming) Co. Ltd., China registered a turnover of Chinese Yuan (CNY) 11.68 million (previous year CNY 14.31 million) and posted a net loss of CNY 2.86 million (previous year profit of CNY 0.82 million) as the company exited the field seed program to focus exclusively on Technituber® Seed exports.

ITC Global Holdings Pte. Ltd.

The Judicial Managers have been conducting the affairs of ITC Global Holdings Pte. Ltd. ('Global') since 8th November, 1996 under the authority of the High Court of Singapore. As already reported, pursuant to the application of the Judicial Managers, the Singapore Court on 30th November, 2007 ordered the winding up of Global, appointed a liquidator and discharged the Judicial Managers.

As stated in the previous years' Reports, the Judicial Managers of Global had filed a Writ against your Company in November 2002 before the Singapore High Court claiming approximately USD 18.10 million. Based on legal advice, your Company filed an appropriate application for setting aside the said Writ. On 2nd March, 2006, the Assistant Registrar of the Singapore High Court set aside the service of Writ of Summons on the Company and some individuals. Subsequently in November 2006, your Company received a set of papers purportedly sent by Global including what appeared to be a copy of the earlier Writ of Summons. Your Company filed a fresh Motion in the Singapore High Court praying for setting aside the said Writ of Summons, which was upheld by the Assistant Registrar of the Singapore Court on 13th August, 2007. Global filed an Appeal against this Order before the High Court of Singapore, which on 30th January, 2009, set aside the order giving leave to Global to serve the Writ out of Singapore against the Company and also dismissed the said appeal.

NOTES ON JOINT VENTURES

ITC Filtrona Limited

ITC Filtrona concluded another year of robust business performance with Gross sales at Rs.114 crores growing by 17% over the previous year. Pre-tax profit stood at Rs.14.7 crores, an increase of 24% over the previous year.

ITC Filtrona continued to maintain its market leadership in the Indian cigarette filter industry with 60% value share. The Board of Directors of the company recommended a dividend of 90% for the year against 80% in the previous year.

During the year, the company augmented production capacity by 20% and invested in technology upgradation and improvement of infrastructure. The company's relentless focus in enhancing product and process quality and supporting product development has strengthened its partnerships with the Indian cigarette manufacturers, further reinforcing its status as their preferred supplier.

Maharaja Heritage Resorts Limited

During the year under review, Marudhar Hotels Pvt. Ltd., the joint venture partner of your Company in Maharaja Heritage Resorts Ltd., transferred its entire 50% shareholding in the company, to its group company Jodhana Heritage Resorts Pvt. Ltd. (Jodhana) in accordance with the provisions of the shareholders agreement.

During the year, the company issued and allotted 1,80,000 equity shares of Rs.100/- each at par on 'Rights' basis in the ratio of 1:1. Your Company renounced its offer to subscribe for 90,000 equity shares of Rs.100/- each, arising out of the said Rights Issue, in favour of Russell Credit Limited, a wholly owned subsidiary of your Company.

The company's footprint, which currently operates 52 properties under the 'WelcomHeritage' brand continues to grow with 12 properties under development.

RISK MANAGEMENT

As a diversified enterprise, your Company has always had a system-based approach to business risk management. Backed by strong internal control systems, the current risk management framework consists of the following elements:

- The Corporate Governance Policy clearly lays down the roles and responsibilities of the various entities in relation to risk management. A range of responsibilities, from the strategic to the operational, is specified in the Governance Policy. These role definitions, inter alia, are aimed at ensuring formulation of appropriate risk management policies and procedures, their effective implementation and independent monitoring and reporting by Internal Audit.
- The Corporate Risk Management Cell works with the businesses to identify and establish the respective risk profiles. The risk profiles include both strategic risks and operational risks.
- A combination of centrally issued policies and divisionally-evolved procedures brings robustness to the process of ensuring business risks are effectively addressed.
- Appropriate structures have been put in place to proactively monitor and manage the inherent risks in businesses with unique / relatively high risk profiles.
- A strong and independent Internal Audit Function at the Corporate level carries out risk focused audits across all businesses, enabling identification of areas where risk management processes may need to be improved. The Audit Committee of the board reviews Internal Audit findings, and provides strategic guidance on internal controls. The Audit Compliance and Review Committee closely monitors the internal control environment within the Company and ensures that Internal Audit recommendations are effectively implemented.
- At the business level, Divisional Auditors continuously verify compliance with laid down policies and procedures, and help plug control gaps by assisting operating management in the formulation of control procedures for new areas of operations.
- A robust and comprehensive framework of strategic planning and performance management ensures realization of business objectives based on effective strategy implementation. The annual planning exercise requires all businesses to clearly identify their top risks and set out a mitigation plan with agreed timelines and accountability. Businesses have confirmed that all relevant risks have been identified, assessed, evaluated and appropriate mitigation systems implemented.

The combination of policies and processes as outlined above adequately addresses the various risks associated with your Company's businesses. The senior management of the Company periodically reviews the risk management framework to maintain its contemporariness so as to effectively address the emerging challenges in a dynamic business environment.

AUDIT AND SYSTEMS

Your Company believes that internal control is a necessary concomitant of the principle of governance that freedom of management should be exercised within a framework of appropriate checks and balances. Your Company remains committed to ensuring an effective internal control environment that provides assurance on the efficiency of operations and security of assets.

Well established and robust internal audit processes, both at business and corporate levels, continuously monitor the adequacy and effectiveness of the internal control environment across the Company and the status of compliance with operating systems, internal policies and regulatory requirements. In the networked IT environment of your Company, validation of IT security continues to receive focused attention of the internal audit team which includes IT specialists.

The Internal Audit function consisting of professionally qualified accountants, engineers and IT specialists, also reviews the quality of planning and execution of all ongoing projects involving significant expenditure to ensure that project management controls are adequate to yield 'value for money'.

Your Company's Internal Audit function is certified as complying to ISO 9001:2008 quality standards in its processes.

The Audit Committee of your Board met nine times during the year. It reviewed, inter alia, the adequacy and effectiveness of the internal control environment and monitored implementation of internal audit recommendations including those relating to strengthening of the Company's risk management policies and systems. It also engaged in overseeing financial disclosures.

HUMAN RESOURCE DEVELOPMENT

Your Company's most valuable asset, it's human resource, confronted the economic shocks and rapid changes in the business environment over the past year with resolve and determination to ensure that every business of your Company continued to enhance value creation. Your Company's employees have played a defining role in accelerating its growth and transformation, thereby enabling it to retain its position as one of India's most valuable corporations.

Your Company's human resource management systems and processes are geared towards creating a responsive, customer-centric and market-focused culture that enhances organisational vitality and delivers winning performance. The uniqueness of your Company's culture is that it blends 'responsibility and accountability' with 'care and concern' in a harmonious manner. The ability to appeal to both the heart and the mind constitutes the cultural DNA of your Company.

The Strategy of Organisation and its ongoing emphasis on building distributed leadership has ensured that each of your Company's businesses is managed by a team of competent and inspired leaders, capable of building a culture of learning and innovation and excellence in execution. Your Company's holistic approach to human resource management ensured the active engagement of employees in providing innovative solutions to improve systems and processes, focused on productivity, cost, quality, and delivery. Your Company continued to invest substantially in learning and development. This is best reflected in the fact that over five lac person hours were spent on formal learning and development, supplemented with on-the-job learning, e-learning and coaching.

Affirming its philosophy of mutuality of interests and a commitment to fostering healthy relationships with key stakeholders, your Company, during the year under review, concluded long term agreements at several of its manufacturing units and hotel properties.

It is the collective spirit of partnership across all sections of employees and their sense of ownership and commitment that has helped deliver superior customer and shareholder value. Your Company salutes the unflinching commitment of its dedicated team of employees.

SUSTAINABILITY – CONTRIBUTION TO THE 'TRIPLE BOTTOM LINE'

Inspired by a larger societal purpose, it has been your Company's endeavour to achieve higher levels of Triple Bottom Line performance as its contribution to creating an inclusive and sustainable future for India. It is indeed a matter of pride that your Company is today acknowledged as an exemplar in Sustainability and Corporate Citizenship.

In order to provide strategic direction to this aspiration, your Company has constituted a Board Committee for Sustainability. The Committee, comprising of the Chairman and some Non-Executive Directors, will review and monitor the Company's sustainability practices. Details of the role of this Committee are provided in the Report on Corporate Governance.

The Company's 5th Sustainability Report, published during the year, conforms to the highest level 'A+' for reporting Sustainability performance. Independently assured by M/s Ernst & Young, the report encapsulates the triple bottom line performance and achievements of the Company in accordance with the stringent 'G3' guidelines of the Global Reporting Initiative (GRI).

Your Company's 'Carbon Positive', 'Water Positive' and 'Solid Waste Recycling Positive' status gives it the distinction of being the only Company in the world with positive footprints in the three major global environmental concerns.

The resolve to pursue sustainability objectives has enabled your Company to significantly augment natural and scarce resources. ITC's Social and Farm Forestry initiative has greened over 90,000 hectares and its Integrated Watershed Programmes contribute to irrigating nearly 44,000 hectares of water-stressed land. In the process, your Company contributed progressively to creating significant sustainable livelihoods.

During the year, several of the Company's units joined their peers in achieving nearly 100% solid waste recycling. The manufacturing and hotel businesses recycled 98.8% of the solid wastes generated. The Paper business recycled 98.7% of the wastes in its operations, and in addition, recycled 125,337 tonnes of waste paper, thereby turning this environmental footprint also positive.

Your Company's 'WOW – Wealth out of Waste' programme continues to make significant progress. It has created considerable awareness among the public on the benefits of the 'Reduce-Reuse-Recycle' process. The WOW initiative has been acclaimed by Municipal Authorities, Environmental Agencies and others as a unique effort with multiple benefits to society. Apart from preserving and protecting the environment, improving civic amenities, as well as public health and hygiene, it also generates sustainable raw material for paper and other industries at competitive prices, thereby helping conserve scarce environmental resources. The total waste paper collected though this programme amounted to 6000 tonnes during the year. The WOW initiative has also been able to contribute to the creation of employment opportunities and a heightened spirit of civic responsibility.

The irreversible consequences of unmitigated climate change are of concern to businesses worldwide. Your Company has adopted decisive strategies to combat global warming and move towards an adaptation and mitigation framework through a multidimensional approach that includes energy conservation and efficiency, increased use of renewable energy sources, and large scale clonal propagation for plantations. Your Company has registered 7 Clean Development Mechanism projects that have already earned carbon credits. A number of other CDM projects are in various stages of the registration process. ITC Hotel The Sonar is today the only hotel in the world to earn carbon credits. The United Nations Environment Program (UNEP) has highlighted in its Report on 'Sustainable Buildings & Construction Initiative' that *"as of May 2008, only six projects out of the more than 3000 projects in CDM pipeline are related to energy efficiency in buildings. Within these six projects, only one, 'ITC Hotel The Sonar', is generating certified emission reduction (CERs)".* This mention of international repute gives your Company immense encouragement.

Your Company is committed to technology upgradation that not only builds competitiveness but also enhances its positive environmental footprint. The Bhadrachalam mill, already a pioneer in the manufacture of 'Elemental Chlorine Free' (ECF) pulp and paperboards in India, has now moved even further ahead with the implementation of 'Ozone bleaching' technology – giving your Company yet another 'first in India', much ahead of regulations in this sector and bringing with it significant reduction in the environmental load.

Providing leadership in positive environmental action, the 'ITC Green Centre' in Gurgaon, certified by the US Green Building Council for Leadership in Energy & Environmental Design (USGBC – LEED) is one of the first largest commercial 'Platinum Rated' buildings in the world and continues to provide inspiration to the 'greener buildings' movement in India.

Your Company continued with its commitment to ensure a healthy and safe workplace for all by maintaining the highest levels of safety, occupational health and environmental standards across all its units. The Environment, Occupational Health and Safety Management Systems in all manufacturing units and hotels conform to the requirements of the International Standards Organisation and are certified by independent, accredited third parties. These along with several other certifications and awards, stated elsewhere in the report, bear testimony to your Company's commitment to augmenting economic, environmental and social capital for the nation.

The 'CII – ITC Centre of Excellence for Sustainable Development', set up by your Company and CII in 2006, to create awareness, promote thought leadership and build capacity amongst Indian enterprises in their quest for Sustainable solutions, made useful contributions to business and industry across the country. The 'CII – ITC Sustainability Awards', instituted to recognize exemplars, have recognized a large number of leading Indian companies and provided encouragement to many others including the growing number of aspirants for the Award. The Centre's flagship annual event 'Sustainability Summit: Asia' provides an important platform to stimulate dialogue, share experiences, engage with experts and policy makers to arrive at policy recommendations and strategies to help meet the emerging sustainability challenges facing business. Over 400 delegates from all over Asia attended the 2008 Summit in Delhi.
The Centre's annual 'Business Leaders Programme', led by Prof Stuart Hart, in partnership with Cornell

University has been very successful in providing thought leadership and strategic skills to senior business executives from a cross section of business and industry.

Your Company continued to enlarge its footprint in the social sector by expanding to newer districts during the year. It persevered with its proven strategy of concentrating on three main areas of interventions under Mission Sunehra Kal: (a) natural resource management, which includes wasteland, watershed and agriculture development; (b) sustainable livelihoods, comprising women's economic empowerment and genetic improvement in livestock; and (c) community development, with focus on primary education and health and sanitation. Your Company is currently spearheading social development projects in 50 districts spread over the states of Andhra Pradesh, Kerala, Karnataka, Tamil Nadu, Orissa, West Bengal, Bihar, Uttar Pradesh, Maharashtra, Madhya Pradesh and Rajasthan.

Your Company's pioneering initiative in rejuvenating wastelands through the Social Forestry Programme has so far promoted plantations in over 14360 hectares in 454 villages, covering 16061 poor households. The collaboration between ITC and the Government of Andhra Pradesh for wasteland development, under Indira Kranti Patham, touched new milestones during the year, with this public-private partnership adding 624 hectares of plantations, taking the total to 3,596 hectares. The beneficiary households covered under the Social Forestry Programme continue to gain significantly from cut plantations. Total income generated to date is Rs.774 lakhs from harvesting wood on 1,894 hectares. In addition to improving their earnings per acre, most beneficiaries have also ensured that the contribution to the Village Development Fund continues apace, with a growing fund of nearly Rs.78 lakhs as of date. In addition, their own incomes have been invested wisely in productive assets to ensure a long-term virtuous cycle of development.

The Soil & Moisture Conservation programme initiatied by your Company to assist farmers in identified moisture-stressed districts recorded a futher increase in coverage during the year. This year, 357 large and small water harvesting structures were created taking the cumulative total to 2,535 structures todate. These structures provide critical irrigation security to nearly 21,492 hectares. In addition, 22,349 hectares of land has also been treated for erosion resulting in preservation of precious topsoil for agriculture. In total, the integrated watershed development programme today covers 43,841 hectares. Your Company's successful initiatives in this sector have also led to several partnerships with State Governments and other Government agencies. In addition to several collaborative projects with NABARD, your Company has also signed public-private-partnership MoUs with the Governments of Rajasthan and Maharashtra for implementing watershed programmes in the districts of Bhilwara and Jalna respectively.

It is encouraging that the beneficiary stakeholders are actively participating in ensuring sustainable long-term maintenance of these structures. Direct employment created on such physical activities is around 8.96 lakh person-days till date. Presently 540 active Water User Groups, with nearly 12,000 members, play an important role in ensuring water distribution and collection of charges.

To ensure the provision of integrated solutions for promoting sustainable water management systems, your Company adopts a multidimensional approach which includes efficient water usage through interventions aimed at improving farm productivity, promotion of group irrigation projects and demonstration of agricultural implements including sprinkler sets. During 2008-09, 65 group irrigation projects and sprinkler sets covering 299 farmers were installed.

Sustainable agricultural practices, promoted by your Company under Mission Sunehra Kal, received a major boost with the promotion of 550 Organic Fertiliser Units through vermi-composting and NADEP technologies during the year. Several varieties of paddy, gram and wheat have been tested in 898 field demonstrations leading to participative selection of higher productive strains by farmers.

The Sustainable Livelihoods initiative of your Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, the programme for genetic improvement of cattle, through artificial insemination to produce high-yielding crossbred progenies, has been given special emphasis not only because it reaches out to the most impoverished, but more so because it has the potential to create significant non-farm incomes for the poorest. Till date, 121 cattle development centres cover more than 2,400 villages providing artificial insemination to more than 1 lakh milch animals. Integrated animal husbandry services, including vaccines, feed additives and awareness drives were also provided to nearly 43,000 milch animals during the year. The initiative for the Economic Empowerment of Women also continued apace. To date, 18,032 women have been organised under 1,296 self-help groups (SHG) with total savings of Rs.135 lakhs. Overall, 22,685 women were gainfully employed either through micro-enterprises or encouraged to be self-employed through income generation loans.

The advances made towards contributing to India's sustainable development goals have been possible, in large measure, to your Company's partnerships with several globally renowned NGOs including BAIF Development Research Foundation, Dhan, FES, MYRADA, Pratham, SEWA, SRIJAN, and WOTR. These partnerships, which synergise the best in class management practices of your Company with the development experience and mobilisation skills of the NGOs, will continue to bring innovative grass-roots solutions to constructively address some of India's most challenging problems of development in the years to come.

R&D, QUALITY AND PRODUCT DEVELOPMENT

In the current competitive business environment, innovation and process improvement clearly aligned with business strategy through quality Research and Development (R&D) is the key driver of break-through growth. This assumes critical significance since your Company's competitive landscape is marked with world-class companies with a strong R&D focus. In this context, your Company pursues an R&D strategy premised on best-in-class benchmark research processes backed by world-class infrastructure to secure sustainable and long-term competitiveness for all its businesses.

Your Company consolidated its R&D operations in Hyderabad by relocating to the Genome Valley of Andhra Pradesh situated at Shamirpet. The centre is equipped with state-of-the-art equipment for carrying out research in frontier areas of Genomics and Proteomics to secure proprietary technologies for its businesses in Agriculture, Foods and Personal Care.

During the year, your Company's scientists developed two technologies for applications in the Agri and Paperboard, Paper & Packaging businesses. One of them is a replacement of the conventional nursery management practices by a novel technology that ensures significant time reduction in raising Eucalyptus saplings while increasing the survival rate of the saplings at the nursery. This new nursery management technique, which is being scaled up for large-scale implementation will improve the quality of fibre supply chain in the Paper and Paperboard business. It has also identified strains of beneficial micro organism, which has produced promising results when tested on turmeric plants to protect the crop against fungal diseases. The strain is now being taken up by the Company's Agri-inputs team for further development of a commercial product.

Your Company's R&D Centre has introduced several germplasm lines of tobacco and eucalyptus to increase the genetic diversities in these crops, which in turn will strengthen the research programs for developing new varieties with higher yields and better quality.

The University of Agricultural Sciences (UAS), Bengaluru has recognized your Company's R&D Centre by signing a Memorandum of Understanding (MOU) with your Company. The MOU will help in collaborating with the University in the frontier areas of agriculture. In addition, the ITC R&D Centre will be recognized as an Institution for conducting research for thesis requirements of the postgraduate and Ph.D degrees of UAS. The R&D Centre's scientists will gain recognition as Post Graduate Teachers/Guides/Advisory Committee members for teaching and guiding students working for M.Sc and Ph.D degrees. In pursuit of its mission to take 'Biosciences R&D' to a higher platform, the R&D Centre is creating new capabilities which will eventually enable your Company's Agri, Foods and Personal Care businesses to launch next generation products.

The Hotels business continued to implement the 'Six Sigma Quality Process' supported by trained teams of black / green belts. The attempt is to create superior customer value through a service excellence framework. The Paperboard, Paper & Packaging businesses have implemented the Total Productive Maintenance (TPM) technique in all their units, resulting in substantial cost savings and productivity improvements.

All manufacturing units of your Company have ISO quality certification. Almost all contract manufacturing units in the Foods business and all large hotels have food safety and quality systems certified by the accredited 'third party' in accordance with 'Hazard Analysis Critical Control Points' (HACCP) standards. Additionally, the quality of all FMCG products of your Company is regularly monitored through 'Product Quality Ratings Systems' (PQRS).

EXCISE

For the period prior to March, 1983, various Show Cause Notices were issued in respect of the Bangalore, Saharanpur and Munger factories of the Company between 1975 and 1985. These Show Cause Notices were assigned to the Director General of Inspection, Customs & Central Excise, New Delhi ('DG') who passed his Order on 10th April, 1986. Although the differential duty payable under the DG's Order was determined and paid by your Company on an admitted interpretation of Rule 5 of Central Excise (Valuation) Rules (which interpretation has since been upheld by the CEGAT and affirmed by the Supreme Court), the Excise Department raised doubts on such interpretation and issued revised demands under the DG's Order, in respect of Bangalore, Munger and Saharanpur factories. The Bangalore demand for Rs.27.58 crores was set aside by the Commissioner (Appeals), Bangalore, by his Order dated 22nd November, 1999, which order was confirmed by the CEGAT, Chennai vide its order dated 18th December, 2003. The department has filed an appeal before Supreme Court, which is pending. As already reported, the proceedings relating to the Saharanpur and Munger demands stand concluded in favour of your Company.

As mentioned in the Report of the Directors for 1987 and thereafter, the Excise Department, during 1987 and 1988, again re-opened some of the issues already settled by the Order of the DG, by issuing fresh Show Cause Notices in respect of the period upto 28th February, 1983. The Notices proposed to recover differential duties of Rs.43.88 crores (for Munger factory), Rs.143.22 crores (for Bangalore factory), Rs.31.05 crores (for Kidderpore factory), Rs.41.51 crores (for Parel factory) and Rs.26.43 crores (for Saharanpur factory). As already reported, the proceedings relating to the Bangalore, Kidderpore, Parel and Munger Show Cause Notices stand concluded in favour of your Company. As regards the Show Cause Notice in respect of the Saharanpur factory, your Company has filed a writ petition in the Delhi High Court, which is pending.

With respect to the Munger factory, proceedings for finalisation of assessments resulted in the Deputy Commissioner's Orders dated 29th August, 2002 and 8th October, 2002 demanding Rs.13.09 crores and Rs.1.73 crores for clearances of cigarettes and smoking mixtures respectively which was confirmed by the Commissioner (Appeals), Patna vide his orders dated 22nd December, 2004, against which your Company has preferred appeals before CESTAT, Kolkata, which are pending. Your Company, has made pre-deposits of Rs.2 crores and Rs.0.55 crore against the afore-said demands at the stage when its appeals were pending before Commissioner (Appeals), Patna.

In accordance with the law laid down by the CEGAT and upheld by the Supreme Court, the exorbitant duty demands under the aforesaid Show Cause Notices and orders on interpretation of Rule 5 of the Central Excise Valuation Rules, 1975 would stand virtually extinguished.

Although your Company in a spirit of settlement, paid the differential Excise Duty that arose out of the Order of the Director General as early as in March 1987, and although the Excise Department's aforesaid Demands had either been quashed or stayed, the Collectorates in Meerut, Patna and Bangalore, during the year 1995, filed criminal complaints in the Special Court for Economic Offences at Kanpur, Patna and Bangalore, charging your Company and some of its Directors and employees who were employed with your Company during the period 1975 to 1983 with offences under the Central Excises & Salt Act, 1944, purportedly on the basis of the Order of the Director General dated 10th April, 1986. Your Directors are advised that no prosecution would lie on the basis of the aforesaid Order of the Director General dated 10th April, 1986. As earlier reported, the criminal case in respect of Bangalore factory was quashed by the court and in the proceedings relating to Saharanpur factory, the Special Court in Kanpur, on applications filed by the individuals concerned, discharged them. In Patna, upon applications filed by the individuals against dismissal of similar petitions by the Special Court in Patna, the High Court has stayed all further proceedings before the Special Court.

In all the above instances, your Directors are of the view that your Company has a strong case and the Show Cause, the Demand Notices and the Complaints are not sustainable. Since your Company is contesting the above cases and contending that the Show Cause, the Demand Notices and the Complaints are not sustainable, it does not accept any liability in this behalf. Your attention is drawn to the Note 19(iv) in the Schedules to the Accounts and Note 19 (iii) in the Schedules to the Consolidated Financial Statements.

LUXURY TAX

As mentioned in earlier years, the Hon'ble Supreme Court declared the various State luxury tax levies on cigarettes and other goods as unconstitutional.
The Court further directed that if any party, after obtaining a stay order from the Court, had collected any amount towards luxury tax from its customers / consumers, such amounts should be paid to the respective State governments. Since your Company had not charged or collected any amounts towards luxury tax during the relevant period, there is no liability on the Company in this regard. However, the State of Andhra Pradesh has filed a contempt petition in the Supreme Court claiming a sum of about Rs.323.25 crores towards luxury tax, and a further sum of about Rs.261.97 crores towards interest, on the allegation that your Company had charged and collected luxury tax from its customers, but in view of a stay order passed by the Court on 1st April, 1999, did not pay the tax to the Government. The State's contention is baseless, contrary to facts and is also contrary to the assessment orders passed by the State luxury tax authorities consistently holding that the Company, right from 1st March, 1997, did not charge or collect any amount towards luxury tax from its customers. Accordingly, the State's petition is being contested.

RECOVERY OF DUES FROM THE CHITALIAS AND ENQUIRY BY THE ENFORCEMENT DIRECTORATE

You are aware that your Company had secured from the District Court of New Jersey, U.S.A, a decree for USD 12.19 million together with interest and costs against Suresh and Devang Chitalia of U.S.A. and their companies, and that the Chitalias had filed Bankruptcy Petitions before the Bankruptcy Court, Orlando, Florida, which are yet to be determined.

As explained in the previous reports of the Directors, though the Company has written off the exports dues in foreign exchange from the Chitalias with the approval of the Reserve Bank of India, your Company continues with its recovery efforts in the Indian suit against the Chitalia associates.The suit is in progress.

In the proceedings initiated by the Enforcement Directorate, the return of non-relied documents in possession of the Enforcement Directorate, pursuant to the request of your Company, is in progress. In respect of some of the show cause memoranda issued by the Directorate, after hearing arguments on behalf of the Company, the appropriate authority has passed orders in favour of the Company, and dropped those memoranda.

Meanwhile, the prosecutions launched by the Enforcement Directorate are pending.

TREASURY OPERATIONS

During the year, your Company's treasury operations continued to remain focused on proactive management of temporary surplus liquidity and foreign exchange exposures within a well defined risk management framework. Despite the increased volatility and risk aversion in the financial markets, your Company continued to improve its treasury performance on the back of its strong risk management processes.

The deployment of temporary surplus liquidity remained guided by the twin objectives of capital protection and return optimisation. Investments were made in Liquid Plus, Floating Rate, Income funds and Fixed Maturity Plans of Debt Mutual Funds. The portfolio mix continued to be rebalanced appropriately during the year in line with the changing interest rate scenario. Further, by the year end, in line with expectations of lower interest rates, the portfolio was rebalanced with exposures in long dated Fixed Maturity Plans and Bank Fixed Deposits. The Company's risk management processes ensured that all deployments were made with proper evaluation of underlying risk while remaining focused on capturing market opportunities.

In the foreign exchange market, the Rupee depreciated sharply, on the back of FII outflows. In a scenario, where Rupee was under continuous pressure, the Company adopted an appropriate forex management strategy, including use of simple options to manage heightened volatility. However, it refrained from entering into any exotic derivative structure.

The Company availed the benefit of cheaper export credit to reduce the cost of working capital for its exporting businesses.

As in earlier years, commensurate with the large size of the temporary surplus liquidity under management, treasury operations were supported by appropriate control mechanisms, including an independent check of 100% of the transactions by your Company's Internal Audit Function.

TAXATION

As mentioned in the Report of the Directors of earlier years, the Company had obtained Stay Orders from the Hon'ble Calcutta High Court in respect of the Income Tax notices for re-opening the past assessments for the period 1st July, 1983 to 30th June, 1986. This status remains unchanged.

As also stated in the Report of the Directors of earlier years, in respect of similar Income Tax notices for re-opening the past assessments for the period 1st April, 1990 to 31st March, 1993, the Hon'ble Calcutta High Court had admitted the Writ Petitions and ordered that no final assessment orders be passed without the leave of the Court. The status also remains unchanged.

PUBLIC DEPOSITS

Your Company's Public Deposit Scheme closed in the year 2000. As at 31st March 2009, 17 deposit holders had not claimed fixed deposits amounting to Rs.2.42 lacs. Reminders have been sent to these deposit holders by the Fixed Deposit Service Centre of your Company.

There was no failure to make repayments of Fixed Deposits on maturity and the interest due thereon in terms of the conditions of your Company's erstwhile Schemes.

INVESTOR SERVICE CENTRE

The Investor Service Centre (ISC) of your Company, accredited with ISO 9001:2000 certification, is focused on improving the standards it has set in providing quality investor services. ISC has a trained and dedicated team of professionals supported by contemporary infrastructure and systems.

The 'Investor Relations' section in your Company's corporate website serves as a user friendly online reference for investors in respect of share related matters.

DIRECTORS

Mr. Sahibzada Syed Habib-ur-Rehman, Wholetime Director, retired from the services of the Company with effect from close of business on 20th March, 2009, on completion of his term.

Dr. Ram S. Tarneja ceased to be Non-Executive Director of the Company with effect from close of business on 26th August, 2008, on completion of his term. Mr. John Patrick Daly resigned as Non-Executive Director of the Company effective 8th January, 2009.

Your Directors would like to record their appreciation of the services rendered by Messrs. Rehman, Daly and Dr. Tarneja.

Mr. Anthony Ruys was appointed by the Board of Directors (the 'Board') as Additional Non-Executive Director of your Company with effect from 20th January, 2009.

By virtue of the provisions of Article 96 of the Articles of Association of the Company and Section 260 of the Companies Act, 1956, Mr. Ruys will vacate office at the ensuing Annual General Meeting ('AGM') of your Company and has filed his consent to act as Director of the Company, if appointed. Your Board at its meeting held on 22nd May, 2009 recommended for the approval of the Members the appointment of Mr. Ruys as Non-Executive Director of your Company, liable to retire by rotation, with effect from the date of the ensuing AGM of the Company.

Notice has been received from a Member of the Company under Section 257 of the Companies Act, 1956 for the appointment of Mr. Ruys as Director. Appropriate resolution seeking your approval to his appointment is appearing in the Notice convening the 98th AGM of the Company.

In accordance with the provisions of Article 91 of the Articles of Association of the Company, Mr. Anup Singh,

Mr. Krishnamoorthy Vaidyanath, Mr. Serajul Haq Khan and Mr. Anil Baijal will retire by rotation at the ensuing AGM of the Company and, being eligible, offer themselves for re-election. The Board has recommended their re-election.

AUDITORS

The Company's Auditors, Messrs. A. F. Ferguson & Co., Chartered Accountants, who retire at the ensuing AGM, have expressed that they would not like to offer themselves for re-appointment as Auditors of the Company.

In accordance with your Company's corporate governance policy of periodically rotating its statutory Auditors, your Board, on the advice of the Audit Committee, has recommended the appointment of Messrs. Deloitte Haskins & Sells, Chartered Accountants, as Auditors of the Company from the conclusion of the ensuing AGM. Messrs. Deloitte Haskins & Sells have confirmed their eligibility under Section 224 of the Companies Act, 1956 for appointment as Auditors of the Company.

Since not less than 25% of the subscribed Share Capital of your Company is held collectively by Public Financial Institutions, the appointment of Messrs. Deloitte Haskins & Sells as Auditors is being proposed as a Special Resolution in accordance with Section 224A of the Companies Act, 1956. Appropriate resolution seeking your approval to their appointment is appearing in the Notice convening the 98th AGM of the Company.

EMPLOYEE STOCK OPTION SCHEME

Under the Company's Employee Stock Option Schemes, 57,89,510 Ordinary Shares of Re.1/- each, were issued and allotted during the year upon exercise of 5,78,951 Options; such shares rank pari passu with the existing Ordinary Shares of your Company. Consequently, the Issued and Subscribed Share Capital of your Company as at 31st March, 2009 stands increased to Rs.3,77,43,99,560/- divided into 3,77,43,99,560 Ordinary Shares of Re.1/- each.

Details of the Options granted up to 31st March, 2009, and other disclosures as required under Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (the 'SEBI Guidelines') are set out in the Annexure to this Report.

The Company's Auditors, Messrs. A. F. Ferguson & Co., have certified that the Company's Employee Stock Option Schemes have been implemented in accordance with the SEBI Guidelines and the resolutions passed by the Members in this regard.

DIRECTORS' RESPONSIBILITY STATEMENT

As required under Section 217 (2AA) of the Companies Act, 1956, your Directors confirm having:

a) followed in the preparation of the Annual Accounts, the applicable accounting standards with proper explanation relating to material departures if any;

b) selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of your Company at the end of the financial year and of the profit of your Company for that period;

c) taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of your Company and for preventing and detecting fraud and other irregularities; and

d) prepared the Annual Accounts on a going concern basis.

CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Accounting Standard 21 - Consolidated Financial Statements, ITC Group Accounts form part of this Report & Accounts. These Group Accounts also incorporate the Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27 - Financial Reporting of Interests in Joint Ventures issued by the Institute of Chartered Accountants of India. These Group accounts have been prepared on the basis of audited financial statements received from Subsidiary, Associate and Joint Venture Companies, as approved by their respective Boards.

OTHER INFORMATION

The certificate of the Auditors, Messrs. A. F. Ferguson & Co. confirming compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, is annexed.

Particulars as required under Section 217(1)(e) of the Companies Act, 1956 relating to Conservation of Energy and Technology Absorption are also provided in the Annexure to this Report.

There were 316 employees who were employed throughout the year and were in receipt of remuneration aggregating Rs.24 lakhs or more or were employed for part of the year and were in receipt of remuneration aggregating Rs.2 lakhs per month or more during the financial year ended 31st March, 2009. The information required under Section 217(2A) of the Companies Act, 1956 and the Rules thereunder, in respect of the aforesaid employees, is provided in the Annexure forming part of this Report. In terms of Section 219(1)(b)(iv) of the Act, the Report and Accounts are being sent to the Members excluding the aforesaid Annexure. The Annexure is available for inspection by Members at the Registered Office of the Company during business hours on working days up to the date of the ensuing AGM, and if any Member is interested in obtaining a copy thereof such Member may write to the Company Secretary whereupon a copy would be sent.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that involve risks and uncertainties. When used in this Report, the words 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will' and other similar expressions as they relate to the Company and/or its businesses are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. This Report should be read in conjunction with the financial statements included herein and the notes thereto.

CONCLUSION

Your Company's Board and employees are inspired by their vision of sustaining ITC's position as one of India's most valuable companies through world-class performance, creating enduring value for all stakeholders, including the shareholders and the Indian society. Your Company has created multiple drivers of growth by developing a portfolio of world class businesses which have synergised to deliver 'Total Shareholder Returns' at a CAGR of 23% over the 13 year period from 1996 to 2009. Each business within the portfolio is continuously engaged in upgrading strategic capability to effectively address the challenge of growth in an increasingly competitive market scenario. Effective management of diversity enhances your Company's adaptive capability and provides the intrinsic ability to effectively manage business risk.
The vision of enlarging your Company's contribution to the Indian economy is manifest in the creation of unique business models that foster international competitiveness of not only its businesses but also of the entire value chain of which it is a part.

Inspired by this Vision, driven by Values and powered by internal Vitality, your Directors look forward to the future with confidence.

22nd May, 2009 — On behalf of the Board
Virginia House
37 J L Nehru Road
Kolkata 700071 — Y. C. DEVESHWAR *Chairman*
India — K. VAIDYANATH *Director*

Annexure to the Report of the Directors

Statement as at 31st March, 2009, pursuant to Clause 12 (Disclosure in the Directors' Report) of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

a) Total number of Options granted / allocated*:

ITC Employee Stock Option Scheme						
2001	2002	2003	2004	2005	2006	Total
3,39,119	6,27,070	11,82,616	11,43,195	14,48,071	60,95,625	1,08,35,696

ITC Employee Stock Option Scheme - 2006		
2007	2008	
55,77,343	59,69,437	1,15,46,780
		2,23,82,476

b) (i) Pricing Formula : The Pricing Formula, as approved by the Shareholders of the Company, shall be such price which is no lower than the closing price of the Company's Share on the National Stock Exchange of India Limited ('the NSE') on the date of grant, or the average price of the Company's Share in the six months preceding the date of grant based on the daily closing price on the NSE, or the 'Market Price' as defined from time to time under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as determined by the Compensation Committee.

(ii) Exercise Price / Adjusted Exercise Price** : per Option, as applicable (Rs.) (Each Option represents 10 Ordinary Shares of Re.1/- each)

ITC Employee Stock Option Scheme					
2001	2002	2003	2004	2005	2006
779.95	617.90	679.90 / 453.27	880.45 / 586.97	1,531.65 / 1,021.10	1,814.00

ITC Employee Stock Option Scheme - 2006	
2007	2008
1661.00	1896.00

	ITC Employee Stock Option Scheme (i)	ITC Employee Stock Option Scheme - 2006 (ii)	Total (i) + (ii)
c) Total number of Options vested :	77,97,649	15,23,826	93,21,475
d) Total number of Options exercised :	35,35,341	8,753	35,44,094
e) Total number of Ordinary Shares of Re.1/- each arising as a result of exercise of Options :	3,53,53,410	87,530	3,54,40,940
f) Total number of Options lapsed :	12,22,391	11,68,476	23,90,867
g) Variation of terms of Options :		Nil	
h) Money realised by exercise of Options (Rs. in Crores) :	244.78	1.45	246.23

i)	Total number of Options in force :	60,77,964	1,03,69,551	1,64,47,515
j)	Details of Options granted to (i) Senior managerial personnel :	As provided below -		

Sl. No.	Name	No. of Options granted during the financial year	Sl. No.	Name	No. of Options granted during the financial year
1	Y. C. Deveshwar	1,35,000	20	R. G. Jacob	20,250
2	A. Singh	67,500	21	U. Lall	13,800
3	K. Vaidyanath	67,500	22	A. K. Mukerji	8,500
4	S. H. Khan	10,000	23	R. S. Naware	10,125
5	S. B. Mathur	10,000	24	A. Nayak	20,250
6	P. B. Ramanujam	10,000	25	A. R. Noronha	13,800
7	B. Sen	10,000	26	R. Parasuram	8,500
8	B. Vijayaraghavan	10,000	27	S. Puri	13,800
9	S. M. Ahmad	6,750	28	A. Rajput	13,800
10	N. Anand	20,250	29	T. V. Ramaswamy	13,800
11	P. Banerjea	9,000	30	S. Janardhana Reddy	13,800
12	S. Basu	12,000	31	S. C. Rustagi	13,800
13	S. Chandrasekhar	12,000	32	S. K. Singh	12,000
14	B. B. Chatterjee	13,800	33	S. Sivakumar	20,250
15	P. Chatterjee	12,000	34	R. Srinivasan	28,125
16	C. Dar	13,800	35	K. S. Suresh	13,800
17	P. V. Dhobale	20,250	36	R. Tandon	13,800
18	K. N. Grant	28,125	37	P. K. Verma	12,000
19	D. Haksar	9,775		—	

	(ii) Any other employee who received a grant in any one year of Options amounting to 5% or more of the Options granted during that year. :	None
	(iii) Identified employees who were granted Options during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant. :	None
k)	Diluted Earnings Per Share pursuant to issue of Ordinary Shares on exercise of Options calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share'. :	Rs. 8.64

l)	(i) Method of calculation of employee compensation cost.	:	The employee compensation cost has been calculated using the intrinsic value method of accounting for Options issued under the Company's Employee Stock Option Schemes. The employee compensation cost as per the intrinsic value method for the financial year 2008-09 is Nil.
	(ii) Difference between the employee compensation cost so computed at (i) above and the employee compensation cost that shall have been recognised if it had used the fair value of the Options.	:	Rs. 261.73 crores
	(iii) The impact of this difference on profits and on Earnings Per Share of the Company.	:	The effect on the profits and earnings per share, had the fair value method been adopted, is presented below:

Profit After Tax		**Rs. in Crores**
As reported		3,263.59
Add: Intrinsic Value Compensation Cost		Nil
Less: Fair Value Compensation Cost (Black Scholes model)		261.73
Adjusted Profit		3,001.86
Earnings Per Share	**Basic (Rs.)**	**Diluted (Rs.)**
As reported	8.66	8.64
As adjusted	7.96	7.95

m)	Weighted average exercise prices and weighted average fair values of Options granted for Options whose exercise price either equals or exceeds or is less than the market price of the stock.	:	Weighted average exercise price per Option : Rs. 1,896.00 Weighted average fair value per Option : Rs. 689.16
n)	A description of the method and significant assumptions used during the year to estimate the fair values of Options.	:	The fair value of each Option is estimated using the Black Scholes Option Pricing model after applying the following key assumptions on a weighted average basis:

(i)	Risk-free interest rate	9.15%
(ii)	Expected life	4.6 years
(iii)	Expected volatility	33.33%
(iv)	Expected dividends	1.92%
(v)	The price of the underlying share in market at the time of Option grant	Rs.1,883.00

* *Bonus Options were allocated during 2005-06 on unvested Options in the same ratio as Bonus Shares (i.e. in the ratio of 1 Bonus Share for every 2 Ordinary Shares), in accordance with the ITC Employee Stock Option Scheme read with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.*

** *As adjusted on allocation of Bonus Options.*

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

K. VAIDYANATH *Director*

Kolkata, 22nd May, 2009

Annexure to the Report of the Directors

CONSERVATION OF ENERGY

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT

a) Energy conservation measures taken:

All business units continued their efforts to improve upon energy usage efficiencies. Various key parameters such as specific energy consumption (energy consumed per unit of production) and specific energy costs are constantly tracked. Some of the measures adopted were:

i) Microprocessor based step control & air booster for compressed air system and use of steam and piezo electric humidifiers in place of conventional humidifiers in cigarette factories.

ii) Installation of new energy efficient boiler in Anaparti tobacco leaf-threshing unit.

iii) Automation of paper machine No.5 HT refiners and addition of power factor improvement capacitors at load centres to reduce cable losses in the Bhadrachalam paperboards factory.

iv) Replacement of old chiller with a new high efficiency unit and multiple air compressors with single high efficiency set in the Bollaram paperboard-coating factory.

v) Ozone injection in washer extractors of laundry to reduce detergent & hot water consumption and installation of heat pipes in treated fresh air units to control humidity in various hotels.

vi) Installation of dissolved oxygen sensors and VFD (Variable Frequency Drive) regulated blowers in aeration tank of effluent treatment plant in the Pune Foods factory.

vii) Installation of air pre heaters on potato chips line to utilize stack heat in the Haridwar foods factory.

viii) Commissioning of 14.1 MW wind energy power plant to eliminate carbon dioxide emissions and reduce energy costs for the Tiruvottiyur Packaging and Printing factory.

ix) In addition, the following common measures continue to be implemented across most business units:

- Replacement of inefficient lighting systems with higher efficiency systems incorporating Light Emitting Diodes, T5/T8 fluorescent lamps with electronic chokes and Compact Fluorescent Lamps.
- Replacement of existing motors with high efficiency motors.
- Use of wind driven, turbo roof top ventilators.
- Use of solar energy for hot water and outside area illumination.
- Use of variable speed drivers for various applications.

b) Additional investments and proposals, if any, being implemented for reduction of consumption of energy:

i) Setting up of a wind energy plant and replacement of existing air-cooled chillers with water-cooled chillers in the Bengaluru cigarette manufacturing unit.

ii) Installation of biomass fired boiler using plantation and agricultural residues at the Bhadrachalam paperboards factory. This is expected to replace 70% of coal consumption.

iii) Installation of solar pumps in effluent treatment plant in the Bollaram paperboard-coating factory.

iv) Installation of Solar concentrators for hot water / steam generation in ITC Maurya, New Delhi.

v) Setting up of wind energy plants in different states by various hotels.

vi) Third party energy audits and implementation of energy conservation measures in various business units.

c) Impact of measures of (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:

The continued focus on energy conservation measures across the Company has resulted in significant savings in energy costs. Apart from offsetting rising energy prices, these measures have also contributed to reducing the Company's carbon footprint. The Company has already registered seven CDM projects. Efforts to generate further Certified Emission Reduction (CERs) under the Kyoto Protocol's Clean Development Mechanism continue and a few more projects are expected to be registered soon with the UNFCCC (United Nations Framework Convention on Climate Change).

A) POWER AND FUEL CONSUMPTION

	For the Year ended 31st March, 2009	For the Year ended 31st March, 2008
Relating to Paperboards & Paper		
1. Electricity (Excluding Consumption in Colony)		
a) Purchased Units (KwH in Lacs)	**399**	275
Total Amount (Rs. in Lacs)	**1965**	1647
Rate / Unit (Rs.)	**4.92**	5.99
b) Own Generation		
i) Through Diesel Generation Units (KwH in Lacs)	**9**	27
Units / Litre of Diesel Oil	**2.99**	2.92
Cost / Unit (Rs.)	**11.74**	11.74
ii) Through Steam Turbine / Generator Units (KwH in Lacs)	**3469**	3428
Units / Kg. of Coal	**1.25**	1.58
Cost / Unit (Rs.) {considering all fuel types}	**2.98**	1.99

	For the Year ended 31st March, 2009			For the Year ended 31st March, 2008		
	Process	**Power**	**Total**	Process	Power	Total
2. Coal (Specify Quantity & Where Used) (Grades 'C' ROM & 'F' ROM)						
Quantity (M.T.)	**260625**	**277646**	**538272**	233519	217433	450953
Total Cost (Rs. in Lacs)			**12221**			8835
Average Rate (Rs. per M.T.)			**2270.36**			1959.17
3. Furnace Oil						
Quantity (KL)			**13607**			9621
Total Amount (Rs. in Lacs)			**3455**			1871
Average Rate (Rs. / KL)			**25393.46**			19448.25
4. Others/Internal Generation						
(De Oiled Bran & Saw Dust, etc.)						
Quantity (M.T.)			**89969**			95885
Total (Rs. in Lacs)			**1680**			1594
Rate / Unit (Rs.)			**1867.21**			1662.96
(LP Gas)						
Quantity (M.T.)			**1029**			1164
Total (Rs. in Lacs)			**480**			450
Rate / Unit (Rs.)			**46580.18**			38628.68

B) CONSUMPTION PER UNIT OF PRODUCTION

	For the Year ended 31st March, 2009	For the Year ended 31st March, 2008
Products (Paper in M.T.)	**506734**	441479
Electricity (KwH)	**1087**	1010
Coal 'C/F' Grade (M.T.)	**0.51**	0.53
Furnace Oil (Litre)	**27**	22
Others - De Oiled Bran / Saw Dust / LP Gas, etc. (M.T.)	**0.104**	0.134

Note: Higher specific energy consumption is due to product mix change and increased pulp production.

TECHNOLOGY ABSORPTION

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT.

Research & Development

1. Specific areas in which R&D was carried out by the Company:

i) Research projects on taste and flavour enhancement, meeting regulatory requirements, enhancing tobacco manufacturing capabilities and cost management.

ii) Support on chemical, physical and sensory analysis for cigarette Research and Product Development projects.

iii) Analytical support for development, testing and specification setting of cigarette packaging materials and formats.

iv) The QA Department absorbed technology and carried out applied Research and Development as follows:

a) Textural Analysis with added capability such as new probes enabling textural analysis of certain specific and crucial food samples (cereal grains, pulses and snacks).

b) Inclusion of new Microbiological parameters in the work list of Foods Technology Centre.

v) Installation of New infrastructure in Quality Assurance laboratories at Food Technology Centre, which will maintain wet chemistry, microbiology, sensory evaluation, instrumentation, research and state-of-art material & chemical stores. This new infrastructure will help in building higher analytical capability for the Foods business including all applicable EHS norms.

vi) Research carried out on surface value addition and innovative wash techniques in Knits Range of 'Wills Lifestyle' Signature collection.

vii) Development of Linen fabric in extremely fine counts of 80's & 100's.

viii) Reengineered fabrics used in garments through benchmarking of quality of fibres, processes etc.

ix) Anthropometric study carried out amongst targeted Wills Lifestyle customers to give a better Feel & Fit to women customers.

x) Development of site specific clones of Eucalyptus, Casuarina and Subabul through multi-location field trials.

xi) Development of intra and inter-specific hybrids of Eucalyptus.

xii) Project undertaken to control Eucalyptus gall insect (Leptocybe invasa) in collaboration with Project Directorate of Biological Control, Bengaluru.

xiii) Development of Paperboard meant for Digital Printing.

xiv) Development of board for Cold Beverage cup stock market globally.

xv) Development of region specific varietal options and design of crop production practices in the Flue Cured Virginia, Burley and Oriental regions for enhancing productivity and specific quality traits.

xvi) Development of Seed Pelletisation and Nursery Management technologies for optimizing the usage of Hybrid seed for large-scale adoption.

xvii) Adoption of Bio Consortia approach towards offering Integrated Crop Protection options and sustainable farming practices.

xviii) Development of neem based bio formulations to meet crop specific pest management requirements.

2. Benefits derived as a result of the above R&D:

i) International acceptance of the results for key tests under ISO 17025 accreditation and in collaborative studies.

ii) Cost reduction, import substitution, safer environment and strategic resource management.

iii) Development of distinguishing print techniques, embellishments in 'Wills Lifestyle' Signature line providing a distinct value proposition to customers.

iv) Indigenous development of linen at a competitive cost resulting in import substitution.

v) Achievement of maximum value add at different price points through fabric reengineering.

vi) High survival and growth of clonal plantations of Eucalyptus, Casuarina and Subabul leading to increase in productivity of wood biomass and higher returns to farmers. Creating supply source of quality fiber indigenously thereby reducing reliance on imports.

vii) Identification of high yielding clones (23 site specific Eucalyptus clones) suitable for refractory sites with alkaline soils.

viii) Carbon sequestration from plantations reducing Green House Gases thereby mitigating climate change.

ix) Improved quality of board for Cold Beverage cup stock for export markets.

x) Improvement in productivity of Tobacco crop with superior grade out turn.

xi) Enhancing the probability of germination with the successful standardization of Seed Pelletisation process along-with the design of necessary techniques to efficiently handle pelletised seeds.

Development of CMS hybrids, Pelleting technologies and contemporary nursery practices will enable Indian tobacco farmers opportunities to adopt globally competitive high yielding varieties and production practices.

xii) Collaborations with leading merchant organization dealing with Oriental tobacco and lead customer specializing in Burley tobaccos are facilitating large scale agronomy trials resulting in higher productivity with desirable leaf styles catering to the domestic and export markets.

xiii) Standardization of Wellgro Emulsifier Concentrate – a botanical formulation is enabling offer of unique properties with wide spectrum pest tolerance and growth enhancing qualities.

3. Future Plan of Action:

i) Progress the identified projects on taste and flavour, manufacturability and cost management in cigarettes business.

ii) Increase usage of environment friendly materials.

iii) Network with universities and external experts including vendors on research projects e.g. collaborative study on improvement of processing of stems, collaborative study on development of high performance filters, etc.

iv) Enhance the scope of the ISO 17025 accreditation by adding related parameters.

v) Design Modification in last zone of the oven for improved thermal efficiency in biscuit manufacturing. Evaluation of alternate fuels for ovens.

vi) Use of renewable carbon neutral fuel (producer gas) for thermal applications.

vii) Integration of Radio Frequency based drying technology with Baking oven to enhance the biscuit plant capacity.

viii) Substitution of steam heated fryer with LPG direct fired fryer in snacks manufacturing line.

ix) Research on genetic improvement of Eucalyptus, Casuarina and Subabul and other pulp wood trees.

x) Breed Wasp insect resistant Eucalyptus trees and develop Eucalyptus Gall wasp management protocol thereby improving fibre productivity.

xi) Institute Six sigma initiative and advance process control for reduction of variability in porosity of cigarette paper.

xii) Develop value added paperboard products for various FMCG industry applications.

xiii) Conduct studies on the genetic mechanisms of flavour traits in FCV tobaccos, and Integrated Crop Management practices in Burley and Oriental tobaccos.

xiv) Develop alternative curing regimes and fuels to optimize the use of natural resources.

xv) Develop Botanical formulations with natural ingredients to provide crop specific formulations for enhancing productivity and safer options for crop protection.

xvi) Understand and isolate bio molecules for the development of effective and differentiated products against target pests.

xvii) Enhance the efficacy of Wellgro series of botanicals with fortified consortia of micro-organisms offering unique products with multifold farm benefits.

4. Expenditure on R&D :	**For the year ended 31st March, 2009 (Rs. in Lacs)**
i) Capital	5441.89
ii) Recurring	6407.67
iii) **Total**	**11849.56**
iv) Total R&D Expenditure as a % of	
– Gross Turnover	0.51
– Net Turnover	0.77

Technology Absorption, Adoption and Innovation

i) Contemporary making and packing technologies across multiple speed platforms.

ii) Hard link ups between makers and packers across multiple speed platforms.

iii) New primary equipments like dryers, feed lines, product silos and other conveying equipments.

iv) Augmentation of Waste Water treatment with MBR (Membrane Bio Reactor) technology.

v) Installation of comprehensive Security Surveillance system for safety of guests at ITC Hotels.

vi) Installation of Organic Waste converter at ITC Hotels.

vii) State of the art room control systems including Structural Cablings for all guest rooms with fibre backbone for internet and data.

viii) Energy efficient, eco friendly Green chillers.

ix) Modification of approach flow, installation of new Head Box, new shake unit and new pope reel in fine paper making machine for improving product quality of cigarette paper.

x) Installation of new Head Box, third press and new shake unit in fine paper making machine for improving product quality of writing printing grades.

xi) Installation of Cast Poly Propylene (CPP) line.

xii) Bobst Asitrade in-line Corrugating and Laminating line installed / commissioned.

xiii) Installation of Heidelberg offset printing presses.

xiv) Installation of Shoulder Box packaging line.

xv) Installation of Flexible Printing and converting line with value added features / capabilities of lamination, slitter-rewinder, solvent dosing system and tandem extrusion.

xvi) Installation of additional Equipment on Carton line consisting of Off Line UV Coating Machine and Busch Pile Turner.

xvii) Installation of Frozen plant for different product lines with features of Automatic filling, Sealing and Cartoning capabilities.

xviii) Installation of continuous hard and soft candy manufacturing line and commissioning of high speed éclairs manufacturing plant.

Benefits Derived

i) International Quality Products.

ii) Improved productivity and reduced wastes.

iii) Improved productivity of primary manufacturing and tobacco yields.

iv) Improved quality of treated waste water enabling increased recycling, which in turn will reduce fresh water intake.

v) Augmentation of guest security and enhanced guest experience.

vi) Conversion of food waste to manure – a step towards zero waste discharge.

vii) Conservation of fuel leading to reduce emissions and a positive environmental footprint.

viii) Improved product quality and productivity of cigarette tissue paper.

ix) Augmented paper range and improved product quality.

x) In-house capacity to produce CPP film for flexible packaging requirements and a step towards cost reduction / product development / backward integration.

xi) Capability to meet packaging requirements for corrugated board box applications such as mobile phones packaging.

xii) Cost efficient increase in offset printing capacity.

xiii) Additional Shoulder box manufacturing capacity with higher productivity levels.

xiv) Tandem Extrusion line will enhance the product range by enabling Extrusion Packaging for Snacks and Lami Tubes.

xv) Improved productivity as addition of UV Coater will reduce multiple pass on main printing machine.

xvi) Enhanced capacity to augment frozen business with improved productivity.

xvii) Increased throughput of confectionery products.

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

Kolkata, 22nd May, 2009 K. VAIDYANATH *Director*

CERTIFICATE OF COMPLIANCE FROM AUDITORS AS STIPULATED UNDER CLAUSE 49 OF THE LISTING AGREEMENT WITH THE STOCK EXCHANGES IN INDIA

Certificate

To the Shareholders
ITC Limited

We have examined the compliance of conditions of Corporate Governance by ITC Limited for the year ended on 31st March, 2009, as stipulated in clause 49 of the Listing Agreement of the said company with stock exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the company for ensuring the compliance of the condition of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the company has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the company.

For A. F. Ferguson & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata, 22nd May, 2009

CEO and CFO Certification

We, Y. C. Deveshwar, Chairman and K. Vaidyanath, Executive Director, responsible for the finance function certify that :

a) We have reviewed the financial statements and cash flow statement for the year ended 31st March, 2009 and to the best of our knowledge and belief :

   i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

   ii) these statements together present a true and fair view of the Company's affairs and are in compliance with existing Accounting Standards, applicable laws and regulations.

b) To the best of our knowledge and belief, no transactions entered into by the Company during the year ended 31st March, 2009 are fraudulent, illegal or violative of the Company's code of conduct.

c) We accept responsibility for establishing and maintaining internal controls for financial reporting and we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting. Deficiencies in the design or operation of such internal controls, if any, of which we are aware have been disclosed to the auditors and the Audit Committee and steps have been taken to rectify these deficiencies.

d) i) There has not been any significant change in internal control over financial reporting during the year under reference;

   ii) There has not been any significant change in accounting policies during the year requiring disclosure in the notes to the financial statements; and

   iii) We are not aware of any instance during the year of significant fraud with involvement therein of the management or any employee having a significant role in the Company's internal control system over financial reporting.

Kolkata,
22nd May, 2009

Executive Director   Chairman

Balance Sheet as at 31st March, 2009

	Schedule	31st March, 2009 (Rs. in Crores)		31st March, 2008 (Rs. in Crores)	
I. Sources of Funds					
1. Shareholders' Funds					
a) Capital	1	377.44		376.86	
b) Reserves & Surplus	2	13357.64	**13735.08**	11680.81	**12057.67**
2. Loan Funds					
a) Secured Loans	3	11.63		5.57	
b) Unsecured Loans	4	165.92	**177.55**	208.86	**214.43**
3. Deferred Tax - Net	5		**867.19**		**545.07**
Total			**14779.82**		**12817.17**
II. Application of Funds					
1. Fixed Assets	6				
a) Gross Block		10558.65		8959.70	
b) Less: Depreciation		3286.74		2790.87	
c) Net Block		7271.91		6168.83	
d) Capital Work-in-Progress		1214.06	**8485.97**	1126.82	**7295.65**
2. Investments	7		**2837.75**		**2934.55**
3. Current Assets, Loans and Advances					
a) Inventories	8	4599.72		4050.52	
b) Sundry Debtors	9	668.67		736.93	
c) Cash and Bank Balances	10	1032.39		570.25	
d) Other Current Assets	11	215.35		146.07	
e) Loans and Advances	12	1644.98		1515.50	
		8161.11		**7019.27**	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	13	2964.52		2786.97	
b) Provisions	14	1740.49		1645.33	
		4705.01		**4432.30**	
Net Current Assets			**3456.10**		**2586.97**
Total			**14779.82**		**12817.17**

Notes to the Accounts	19
Segment Reporting	20
Related Party Disclosures	21
Significant Accounting Policies	22

The Schedules referred to above form an integral part of the Balance Sheet.

Per our Report attached
For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 22nd May, 2009

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Profit and Loss Account for the year ended 31st March, 2009

	Schedule	For the year ended 31st March, 2009 (Rs. in Crores)	For the year ended 31st March, 2008 (Rs. in Crores)
IA. Gross Income		**23678.46**	**21966.84**
IB. Net Income			
Gross Sales		23143.53	21355.94
Less : Excise Duties and Taxes on Sales of Products and Services		7755.42	7408.41
Net Sales		15388.11	13947.53
Other Income	15	534.93	610.90
		15923.04	**14558.43**
II. Expenditure			
Raw Materials etc.	16	6446.78	6016.70
Manufacturing, Selling etc. Expenses	17	4101.11	3531.50
Depreciation		549.41	438.46
		11097.30	**9986.66**
III. Profit			
Profit before Taxation		4825.74	4571.77
Provision for Taxation	18	1562.15	1451.67
Profit after Taxation		3263.59	3120.10
Profit brought forward		724.45	647.53
Available for appropriation		**3988.04**	**3767.63**
IV. Appropriations			
General Reserve		1500.00	1500.00
Proposed Dividend		1396.53	1319.01
Income Tax on Proposed Dividend			
- Current year		237.34	224.17
- Earlier year's provision no longer required		(3.97)	–
Profit carried forward		858.14	724.45
		3988.04	**3767.63**
Earnings Per Share (Face Value Re. 1.00 each)	19(iii)		
Basic		Rs. 8.66	Rs. 8.29
Diluted		Rs. 8.64	Rs. 8.25

Notes to the Accounts	19
Segment Reporting	20
Related Party Disclosures	21
Significant Accounting Policies	22

The Schedules referred to above form an integral part of the Profit and Loss Account.

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 22nd May, 2009

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Cash Flow Statement for the year ended 31st March, 2009

(Figures for the previous year have been rearranged to conform with the revised presentation)

	For the year ended 31st March, 2009 (Rs. in Crores)		For the year ended 31st March, 2008 (Rs. in Crores)	
A. Net Profit Before Tax		**4825.74**		**4571.77**
ADJUSTMENTS FOR :				
Depreciation	549.41		438.46	
Interest etc. – Net	(20.14)		(101.80)	
Income from Long Term Investments	(97.91)		(93.73)	
Income from Current Investments	(147.87)		(141.95)	
Fixed Assets – Loss on Sale/Write off – Net	20.89		17.97	
Profit on Sale of Current Investments – Net	(24.95)		(15.22)	
Profit on Sale of Long Term Investments	(14.96)		–	
Excess of Fair Value over Carrying Cost of Current Investments	(7.71)		(23.36)	
Unrealised (Gain)/Loss on Exchange – Net	(4.87)		3.89	
Liability no longer required written back	(74.57)	177.32	(88.11)	(3.85)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		5003.06		4567.92
ADJUSTMENTS FOR :				
Trade and Other Receivables	(81.82)		(194.35)	
Inventories	(549.20)		(696.49)	
Trade Payables	333.55	(297.47)	459.34	(431.50)
CASH GENERATED FROM OPERATIONS		4705.59		4136.42
Income Tax Paid		(1426.56)		(1413.46)
NET CASH FROM OPERATING ACTIVITIES		**3279.03**		**2722.96**
B. Cash Flow from Investing Activities				
Purchase of Fixed Assets	(1699.70)		(2246.06)	
Sale of Fixed Assets	5.56		3.63	
Purchase of Business [See Note 1 Below]	(38.84)		(38.83)	
Purchase of Current Investments	(43122.47)		(27558.99)	
Sale/Redemption of Current Investments	43298.67		27741.01	
Purchase of Long Term Investments	(63.10)		(10.22)	
Sale of Long Term Investments	31.32		–	
Income from Long Term Investments Received	94.37		92.24	
Income from Current Investments Received	147.58		143.43	
Interest Received	39.05		97.87	
Refund of Deposits towards Property Options	49.00		91.19	
Loans Given	(256.12)		(246.79)	
Loans Realised	253.94		194.74	
NET CASH USED IN INVESTING ACTIVITIES		**(1260.74)**		**(1736.78)**
C. Cash Flow from Financing Activities				
Proceeds from issue of Share Capital	44.75		44.63	
Repayments of Long Term Borrowings	(10.85)		(5.85)	
Net increase/(decrease) in Cash/Export Credit Facilities and other Short Term Loans	(26.03)		19.40	
Interest etc. Paid	(28.58)		(17.08)	
Dividend Paid	(1314.67)		(1158.98)	
Income Tax on Dividend Paid	(220.77)		(198.21)	
NET CASH FLOW USED IN FINANCING ACTIVITIES		**(1556.15)**		**(1316.09)**
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**462.14**		**(329.91)**
OPENING CASH AND CASH EQUIVALENTS		**570.25**		**900.16**
CLOSING CASH AND CASH EQUIVALENTS		**1032.39**		**570.25**
CASH AND CASH EQUIVALENTS COMPRISE :				
Cash and Bank Balances		1032.39		570.25

Note :

	2009	2008
1. Purchase consideration of Rs. 232.99 Crores (net of liability of Rs. 15.03 Crores towards sales tax deferment loans assumed) on acquisition of business in 2004, payable to M/s BILT Industrial Packaging Company Limited.	232.99	232.99
Cash paid [including Rs. 38.84 Crores (2008 - Rs. 38.83 Crores) during the year as per scheme of repayment]	232.99	194.15
Balance Payable	–	38.84

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 22nd May, 2009

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Schedules to the Accounts

(Figures for the previous year have been rearranged to conform with the revised presentation)	**As at 31st March, 2009 (Rs. in Crores)**	As at 31st March, 2008 (Rs. in Crores)
1. Capital		
Authorised		
5,00,00,00,000 Ordinary Shares of Re. 1.00 each (2008 - 5,00,00,00,000 Ordinary Shares of Re. 1.00 each)	500.00	500.00
Issued & Subscribed		
3,77,43,99,560 Ordinary Shares of Re. 1.00 each, fully paid (2008 - 3,76,86,10,050 Ordinary Shares of Re. 1.00 each, fully paid)	377.44	376.86

A) Of the above, following were allotted:

a) as fully paid up Bonus Shares –

3,79,00,000 in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve;

4,54,80,000 in 1980-81 by Capitalisation of Capital Reserve and General Reserve;

33,16,81,100 in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve;

39,80,17,320 in 1991-92 by Capitalisation of General Reserve;

1,21,31,81,770 in 1994-95 by Capitalisation of General Reserve;

1,25,17,12,290 in 2005-06 by Capitalisation of General Reserve.

b) as fully paid up Shares –

10,59,50,750 in 1991-92 consequent to the amalgamation of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited.

2,09,69,820 in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited.

1,21,27,470 in 2005-06 consequent to the amalgamation of erstwhile ITC Hotels Limited & Ansal Hotels Limited to the Shareholders of erstwhile ITC Hotels Limited & Ansal Hotels Limited.

B) Under Employee Stock Option Schemes the Company has granted (net of Options lapsed*) :

a) 10,78,605 (2008 - 10,91,728) Options in 2003-04 (including 1,83,501 Bonus Options allocated on unvested Options), of which 10,78,605 vested Options have been exercised.

b) 10,88,158 (2008 - 10,88,158) Options in 2004-05 (including 2,85,987 Bonus Options allocated on unvested Options), of which 10,74,422 vested Options have been exercised.

c) 13,77,495 (2008 - 13,80,055) Options in 2005-06 (including 4,75,638 Bonus Options allocated on unvested Options), of which 5,28,069 vested Options have been exercised.

d) 52,31,345 (2008 - 54,01,893) Options in 2006-07, of which 16,543 vested Options have been exercised.

e) 48,81,072 (2008 - 50,77,768) Options in 2007-08, of which 8,753 vested Options have been exercised.

f) 54,97,232 Options in 2008-09, of which no Option has been exercised.

Note:

Each Option entitles the holder thereof to apply for and be allotted 10 Ordinary Shares of the face value of Re. 1.00 each.

* Includes Options which were not exercised during the relevant Exercise Period.

Schedules to the Accounts

		As at 31st March, 2009 (Rs. in Crores)		As at 31st March, 2008 (Rs. in Crores)
2. Reserves And Surplus				
General Reserve				
At commencement of the year	10001.45		8501.45	
Add: From Profit and Loss Account	1500.00	**11501.45**	1500.00	**10001.45**
Share Premium				
At commencement of the year	532.96		488.97	
Add: On issue of Shares	44.17	**577.13**	43.99	**532.96**
Capital Reserve		**2.48**		**2.48**
Capital Redemption Reserve		**0.30**		**0.30**
Revaluation Reserve				
At commencement of the year	56.12		57.08	
Less: To Profit and Loss Account				
– Depreciation	1.00		0.72	
– Disposal of Fixed Assets	0.03	**55.09**	0.24	**56.12**
Contingency Reserve		**363.05**		**363.05**
Profit and Loss Account		**858.14**		**724.45**
		13357.64		**11680.81**

	2009	2008
3. Secured Loans		
Loans from Banks		
Cash Credit Facilities *	11.63	5.57
	11.63	**5.57**

* Secured by charge over certain current assets of the Company, both present and future.

Schedules to the Accounts

	As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
4. Unsecured Loans		
Short Term Loans		
From Banks – Export Credit Facilities	50.00	86.34
Other Loans		
From Banks (Due within one year Rs. 9.54 Crores, 2008 - Rs. 5.57 Crores)	25.17	31.84
From Others – Sales tax deferment loan (interest free) (Due within one year Rs. 0.52 Crore, 2008 - Rs. 0.24 Crore)	90.75	90.68
	165.92	**208.86**

	As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
5. Deferred Tax - Net		
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	862.18	706.31
On excise duty on closing stock	294.89	126.48
	1157.07	**832.79**
Deferred Tax Assets		
On employees' separation and retirement etc.	22.93	19.85
On provision for doubtful debts/advances	8.64	6.19
On State and Central taxes etc.	258.16	261.61
Other timing differences	0.15	0.07
	289.88	**287.72**
Deferred Tax - Net	**867.19**	**545.07**

Schedules to the Accounts

6. Fixed Assets

	@ As at commencement of the year (Rs. in Crores)	Additions (Rs. in Crores)	Withdrawals and adjustments (Rs. in Crores)	@ As at the end of the year (Rs. in Crores)	Depreciation for the year (Rs. in Crores)	Depreciation on Withdrawals and adjustments (Rs. in Crores)	Depreciation upto 31st March, 2009 (Rs. in Crores)	Net Book Value as at 31st March, 2009 (Rs. in Crores)
Trademarks & Goodwill	10.94	–	–	10.94	5.51	–	9.10	1.84
Know-how, Business and Commercial Rights	60.36	–	–	60.36	7.58	–	32.87	27.49
Land Freehold *	700.72	57.37	–	758.09	–	–	–	758.09
Buildings Freehold *	1541.29	255.30	4.01	1792.58	37.51	1.66	272.44	1520.14
Leasehold Properties	120.79	20.66	–	141.45	1.10	–	7.09	134.36
Licensed Properties - Building Improvement	29.77	9.74	1.03	38.48	5.32	0.20	12.48	26.00
Railway Sidings etc.	1.17	–	–	1.17	0.05	–	0.78	0.39
Plant & Machinery	5628.66	1223.21	49.29	6802.58	395.17	34.20	2457.58	4345.00
Capitalised Software	106.53	26.05	1.17	131.41	19.72	1.23	61.73	69.68
Computers, Servers and Other I.T. Equipments	343.78	40.86	11.34	373.30	42.24	10.46	221.80	151.50
Furniture & Fixtures	358.41	31.01	6.96	382.46	30.54	4.17	194.06	188.40
Motor Vehicles etc.	57.28	14.54	5.99	65.83	5.67	2.62	16.81	49.02
	8959.70	**1678.74**	**79.79**	**10558.65**	**550.41**	**54.54**	**3286.74**	**7271.91**
Capital Work-in-Progress	1126.82	1675.38	1588.14	1214.06	–	–	–	1214.06
Total	**10086.52**	**3354.12**	**1667.93**	**11772.71**	**550.41**	**54.54**	**3286.74**	**8485.97**
Previous Year	8000.45	3780.72	1694.65	10086.52	439.18	37.85	2790.87	7295.65

@ Original Cost/Professional Valuation as at 30th June, 1986

Land Freehold includes the provisional purchase price of (a) Rs.17.29 Crores (2008 - Rs.17.29 Crores) in respect of land at Bangalore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 21 years time from the date of agreement (b) Rs. 8.92 Crores (2008 - Rs. 7.60 Crores) in respect of land at Mysore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 6 years time from the date of agreement.

Land Freehold includes certain lands at Munger which stood vested with the State of Bihar under the Bihar Land Reforms Act, 1950, for which compensation has not yet been determined.

Litigation seeking cancellation of lease of Wakf land in Bangalore pertaining to ITC Windsor is pending before various forums including the Hon'ble High Court of Karnataka. In the opinion of the management based upon legal advice, the Company's title to the property is tenable.

Buildings Freehold include Rs. 561.75 Crores (2008 - Rs. 532.50 Crores) aggregate cost of building on leasehold land situated at various locations.

"Trademarks & Goodwill" includes purchased Trademark amounting to Rs. 6.04 Crores (2008 - Rs. 6.04 Crores) which are being amortised over 10 years.

Out of the total amount of "Know-how, Business and Commercial Rights" aggregating Rs. 60.36 Crores (2008 - Rs. 60.36 Crores) : -

– Rs. 47.34 Crores (2008 - Rs. 47.34 Crores) acquired in earlier years are being amortised over 10 years.

– Rs. 4.97 Crores (2008 - Rs. 4.97 Crores) acquired in earlier years are being amortised over 4 years.

– Rs. 8.05 Crores (2008 - Rs. 8.05 Crores) acquired in earlier years are being amortised over 5 years.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling & Regulation) Act, 1976 have been made, wherever applicable.

Capital expenditure commitments are Rs. 754.13 Crores (2008 - Rs. 886.67 Crores).

Capital Work-in-Progress includes intangible assets yet to be capitalised Rs. 39.49 Crores (2008 - Rs. 19.53 Crores).

Depreciation for the year includes Rs. 1.00 Crore (2008 - Rs. 0.72 Crore) transferred from Revaluation Reserve in respect of revalued assets.

* Includes certain properties for which deeds of conveyance are awaited.

Schedules to the Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments				
Long Term				
A. TRADE INVESTMENTS				
International Travel House Limited 2,87,600 Equity Shares of Rs.10.00 each, fully paid	0.65		0.65	
Gujarat Hotels Limited 17,33,907 Equity Shares of Rs.10.00 each, fully paid	1.94		1.94	
Sitel Operating Corporation India Limited (Formerly CLI3L e-Services Limited) 1,02,00,000 Equity Shares of Rs.10.00 each, fully paid [2008 - 1,49,99,999 Equity Shares of Rs.10.00 each, fully paid] (47,99,999 Equity Shares sold during the year)		34.77		51.13
Hill Properties Limited 3 Class 'A' Equity Shares of Rs.1,20,000.00 each, Rs.1,18,000.00 per share paid		0.04		0.04
Modern Flats Private Limited 4,300 Equity Shares of Rs.10.00 each, fully paid (cost Rs. 43,000.00)		...		...
Punjab Anand Batteries Limited (in liquidation) 11,86,157 Equity Shares of Rs.10.00 each, fully paid - under Board for Industrial and Financial Reconstruction's Order of 20.04.1989 *		1.19		1.19
Andhra Pradesh Gas Power Corporation Limited 8,04,000 Equity Shares of Rs.10.00 each, fully paid		2.32		2.32
Cuffe Parade Sealord Co-operative Housing Society Limited 10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)		...		...
Tulsiani Chambers Premises Co-operative Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)		...		...
Atur Park Co-operative Housing Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)		...		...
Maharaja Heritage Resorts Limited 90,000 Equity Shares of Rs.100.00 each, fully paid		0.90		0.90
Bihar Hotels Limited 8,00,000 Equity Shares of Rs. 2.00 each, fully paid		0.04		0.04
B. SUBSIDIARY COMPANIES				
Gold Flake Corporation Limited 1,59,98,385 Equity Shares of Rs.10.00 each, fully paid		16.00		16.00
Wills Corporation Limited 48,85,626 Equity Shares of Rs.10.00 each, fully paid		4.88		4.88
Russell Credit Limited 59,74,54,177 Equity Shares of Rs.10.00 each, fully paid		619.29		619.29
7,54,22,400 Equity Shares of Rs.10.00 each, Rs. 6.50 per share paid		39.22		39.22
ITC Infotech India Limited 8,52,00,000 Equity Shares of Rs.10.00 each, fully paid [(2008 - 2,52,00,000 Equity Shares of Rs.10.00 each, fully paid) consequent to issue of Right Shares during the year]		85.14		25.14
Landbase India Limited 40,00,000 Equity Shares of Rs.10.00 each, fully paid		12.57		12.57
ITC Global Holdings Pte. Limited (in liquidation) 89,99,645 Ordinary Shares of US $ 1.00 each, fully paid *		25.58		25.58
Carried over	2.59	841.94	2.59	798.30

Schedules to the Accounts

	As at 31st March, 2009 (Rs. in Crores)		As at 31st March, 2008 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
7. Investments (Contd.)				
SUBSIDIARY COMPANIES (Contd.) Brought forward	2.59	841.94	2.59	798.30
BFIL Finance Limited				
2,00,00,000 Equity Shares of Rs.10.00 each, fully paid		20.00		20.00
15,00,000 - 18.5% Non-Convertible Debentures of Rs.100.00 each, renewed at 0%		15.00		15.00
Surya Nepal Private Limited				
1,18,94,400 Ordinary Shares of Nepalese Rs.100.00 each, fully paid [(2008 - 19,82,400 Ordinary Shares of Nepalese Rs.100.00 each, fully paid) consequent to issue of Bonus Shares during the year]		10.15		7.05
Srinivasa Resorts Limited				
1,63,20,477 Equity Shares of Rs.10.00 each, fully paid		18.53		18.53
Fortune Park Hotels Limited				
4,50,008 Equity Shares of Rs.10.00 each, fully paid		0.45		0.45
Bay Islands Hotels Limited				
11,875 Equity Shares of Rs.100.00 each, fully paid		0.12		0.12
King Maker Marketing, Inc.				
204 Shares of Common Stock with no par value		10.23		10.23
C. DEPOSITS WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES				
Government Securities (2009 - cost Rs. 78,000.00; 2008 - cost Rs. 83,000.00)		0.01		0.01
D. OTHER INVESTMENTS				
Coffee Futures Exchange India Limited				
1 Equity Share of Rs.10,000.00 each, fully paid (cost Rs.10,000.00)		...		...
Woodlands Hospital & Medical Research Centre Limited				
1/2% Registered Debentures, fully paid (cost Rs.15,200.00)		...		...
5% Registered Debentures, fully paid		0.01		0.01
Tourism Finance Corporation of India Limited				
25,000 Equity Shares of Rs.10.00 each, fully paid	0.05		0.05	
Total Long Term Investments (At cost)	**2.64**	**916.44**	**2.64**	**869.70**
Current				
OTHER INVESTMENTS				
Unit Trust of India				
6.75% US-64 Tax Free Bonds Nil (2008 - 1,23,09,770) Bonds of Rs.100.00 each, fully paid (5,100 Bonds acquired and 1,23,14,870 Bonds sold during the year)		–		123.10
6.60% US-64 Tax Free Bonds 1,69,17,554 (2008 - 14,29,578) Bonds of Rs.100.00 each, fully paid (1,54,87,979 Bonds acquired and 3 Bonds sold during the year)		168.13		14.18
National Bank for Agricultural and Rural Development				
Nil (2008 - 80,000) 5% Tax Free Bonds of Rs.10,000.00 each, fully paid (80,000 Bonds sold during the year)		–		79.66
Indian Railway Finance Corporation Limited				
Nil (2008 - 500) 4.77% Tax Free Bonds of Rs.10,00,000.00 each, fully paid (500 Bonds sold during the year)		–		49.11
Nuclear Power Corporation of India Limited				
Nil (2008 - 220) 4.75% Tax Free Bonds of Rs.10,00,000.00 each, fully paid (220 Bonds sold during the year)		–		21.69
Carried over		168.13		287.74

Schedules to the Accounts

	As at 31st March, 2009 (Rs. in Crores)		As at 31st March, 2008 (Rs. in Crores)	
	Quoted	**Not Quoted**	Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		168.13		287.74
Power Finance Corporation Limited Nil (2008 - 2,000) 10.40% Tax Free Bonds of Rs.1,00,000.00 each, fully paid (2,000 Bonds sold during the year)		–		20.31
IIFCL 6.85% 2014 Tax Free Bonds (22/01/2014) 17,000 (2008 - Nil) Bonds of Rs.1,00,000.00 each, fully paid (17,000 Bonds acquired during the year)		169.76		–
6.85% 2014 Tax Free Bonds Series II (06/03/2014) 3,000 (2008 - Nil) Bonds of Rs.1,00,000.00 each, fully paid (3,000 Bonds acquired during the year)		30.00		–
ICICI Bank Limited 350 Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs.1,00,00,000.00 each, fully paid		133.48		131.29
AIG India Treasury Fund - Super Institutional Plan - Daily Dividend Reinvestment 5,42,38,414 (2008 - Nil) Units of Rs.10.00 each (60,30,14,498 Units purchased and 54,87,76,084 Units sold during the year)		54.30		–
Birla Cash Plus - Institutional Premium - Growth Nil (2008 - 91,80,966) Units of Rs.10.00 each (91,80,966 Units sold during the year)		–		10.00
Birla FTP - Institutional - Series Y - Growth Nil (2008 - 1,50,00,000) Units of Rs.10.00 each (1,50,00,000 Units sold during the year)		–		15.00
Birla FTP - Institutional - Series AA - Growth Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
Birla FTP - Institutional - Series AC - Growth Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
Birla Income Plus - Quarterly Dividend - Reinvestment Nil (2008 - 12,34,75,977) Units of Rs.10.00 each (21,67,77,688 Units purchased and 34,02,53,665 Units sold during the year)		–		130.64
Birla Sun Life Income Fund - Quarterly Dividend - Reinvestment Nil (2008 - 62,94,566) Units of Rs.10.00 each (62,94,566 Units sold during the year)		–		6.69
Birla Sun Life Short Term Fund - Fortnightly Dividend - Reinvestment Nil (2008 - 8,45,34,890) Units of Rs.10.00 each (1,13,241 Units purchased and 8,46,48,131 Units sold during the year)		–		84.98
BSL Dynamic Bond Fund Retail Plan Monthly Dividend Reinvestment 11,51,16,780 (2008 - Nil) Units of Rs.10.00 each (11,51,16,780 Units purchased during the year)		118.35		–
BSL Quarterly Interval - Series 4 - Dividend Payout Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
Canara Robeco Interval Monthly Institutional Dividend Fund Nil (2008 - 1,49,82,620) Units of Rs.10.00 each (1,49,82,620 Units sold during the year)		–		15.00
Canara Robeco Liquid Fund - Institutional - Growth 2,39,78,529 (2008 - 2,39,78,529) Units of Rs.10.00 each		30.00		30.00
Carried over		704.02		791.65

Schedules to the Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		704.02		791.65
DBS Chola Freedom Income STP Institutional Daily Dividend Reinvestment Plan 98,48,498 (2008 - Nil) Units of Rs.10.00 each (98,48,498 Units purchased during the year)		10.00		–
DBS Chola Short Term Floating Rate Fund - Daily Dividend Reinvestment Plan Nil (2008 - 99,85,999) Units of Rs.10.00 each (25,08,87,297 Units purchased and 26,08,73,296 Units sold during the year)		–		10.00
DSP Black Rock - Fixed Maturity Plan - 3M - Series 3 - Institutional Dividend (Formerly DSP Merrill Lynch - Fixed Maturity Plan - 3M - Series 3 - Institutional Dividend) Nil (2008 - 1,00,44,725) Units of Rs.10.00 each (1,55,969 Units purchased and 1,02,00,694 Units sold during the year)		–		10.04
DSP Black Rock Fixed Maturity Plan - 3M - Series 6 - Institutional Dividend (Formerly DSP Merrill Lynch Fixed Maturity Plan - 3M - Series 6 - Institutional Dividend) Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (2,02,701 Units purchased and 1,02,02,701 Units sold during the year)		–		10.00
DSP Black Rock Fixed Maturity Plan - 12M - Series 2 - Institutional Growth 3,00,00,000 (2008 - Nil) Units of Rs.10.00 each (3,00,00,000 Units purchased during the year)		30.00		–
DWS Fixed Term Fund - Series 35 - Dividend Plan Nil (2008 - 2,00,00,000) Units of Rs.10.00 each (2,00,00,000 Units sold during the year)		–		20.00
DWS Fixed Term Fund - Series 41 - Institutional Growth 1,00,00,000 (2008 - 1,00,00,000) Units of Rs.10.00 each		10.00		10.00
DWS Short Maturity Fund - Weekly Dividend Option Nil (2008 - 4,36,56,442) Units of Rs.10.00 each (8,25,616 Units purchased and 4,44,82,058 Units sold during the year)		–		44.50
Fortis FTP S8 Yearly Plan D - Institutional Growth (Formerly ABN AMRO FTP S8 Yearly Plan D - Institutional Growth) Nil (2008 - 2,00,00,000) Units of Rs.10.00 each (2,00,00,000 Units sold during the year)		–		20.00
Fortis FTP Series 13 Plan A - Institutional Growth 2,00,00,000 (2008 - Nil) Units of Rs.10.00 each (2,00,00,000 Units purchased during the year)		20.00		–
Fortis Interval Fund - Quarterly Plan H Interval Dividend - Reinvestment (Formerly ABN AMRO Interval Fund - Quarterly Plan H Interval Dividend - Reinvestment) Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
Fortis Money Plus Fund - Institutional Plan - Daily Dividend 14,02,21,224 (2008 - Nil) Units of Rs.10.00 each (29,69,18,648 Units purchased and 15,66,97,424 Units sold during the year)		140.26		–
Carried over		914.28		926.19

Schedules to the Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		914.28		926.19
Fortis Money Plus Fund - Institutional Plan - Growth 2,50,72,558 (2008 - Nil) Units of Rs.10.00 each (2,50,72,558 Units purchased during the year)		33.00		–
HDFC FMP 367D August 2007 - Wholesale Plan - Growth Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
HDFC FMP 90D January 2008 (VI) - Wholesale Plan Dividend Payout Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
HDFC FMP 181D October 2008 (VIII)(1) - Wholesale Plan Dividend Pay 1,00,00,000 (2008 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
HDFC High Interest Fund - Short Term Plan - Dividend 4,23,49,465 (2008 - Nil) Units of Rs.10.00 each (4,75,27,008 Units purchased and 51,77,543 Units sold during the year)		44.91		–
HDFC Income Fund - Dividend Reinvestment Nil (2008 - 1,14,45,230) Units of Rs.10.00 each (4,32,72,747 Units purchased and 5,47,17,977 Units sold during the year)		–		11.77
HDFC Short Term Plan - Fortnightly - Dividend Reinvestment Nil (2008 - 3,89,76,077) Units of Rs.10.00 each (86,511 Units purchased and 3,90,62,588 Units sold during the year)		–		40.24
HDFC Short Term Plan - Dividend Reinvestment 3,87,44,777 (2008 - Nil) Units of Rs.10.00 each (3,87,44,777 Units purchased during the year)		40.07		–
HSBC Fixed Term Series 47 - Institutional Dividend Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (5,62,972 Units purchased and 2,55,62,972 Units sold during the year)		–		25.00
HSBC Interval Fund - Plan 2 - Institutional Dividend Nil (2008 - 1,00,28,237) Units of Rs.10.00 each (1,78,740 Units purchased and 1,02,06,977 Units sold during the year)		–		10.03
ICICI Prudential FMP Series 39 - Six Months Plan A - Retail Dividend Pay Dividend Nil (2008 - 5,00,00,000) Units of Rs.10.00 each (5,00,00,000 Units sold during the year)		–		50.00
ICICI Prudential FMP Series 41 - Fourteen Months Plan Institutional Cumulative 1,50,00,000 (2008 - 1,50,00,000) Units of Rs.10.00 each		15.00		15.00
ICICI Prudential FMP Series 42 - Three Months Plan C - Retail Dividend Pay Dividend Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
ICICI Prudential - Flexible Income Plan - Dividend - Daily - Reinvestment Dividend Nil (2008 - 4,14,57,485) Units of Rs.10.00 each (75,88,70,106 Units purchased and 80,03,27,591 Units sold during the year)		–		43.84
Carried over		1057.26		1182.07

Schedules to the Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	As at 31st March, 2009 (Rs. in Crores) Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	As at 31st March, 2008 (Rs. in Crores) Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1057.26		1182.07
ICICI Prudential Institutional Income Plan - Dividend Quarterly - Reinvestment Dividend Nil (2008 - 3,00,46,190) Units of Rs.10.00 each (22,27,35,093 Units purchased and 25,27,81,283 Units sold during the year)		–		31.72
ICICI Prudential Institutional Liquid Plan - Super Institutional Daily Dividend 3,80,10,386 (2008 - Nil) Units of Rs.10.00 each (2,94,24,36,885 Units purchased and 2,90,44,26,499 Units sold during the year)		38.01		–
ICICI Prudential Institutional Short Term Plan DR - Fortnightly - Reinvestment Dividend 2,35,12,625 (2008 - 4,07,89,929) Units of Rs.10.00 each (10,46,60,184 Units purchased and 12,19,37,488 Units sold during the year)		28.16		45.31
IDFC Cash Fund - Super Institutional Plan C - Daily Dividend 24,99,754 (2008 - Nil) Units of Rs.10.00 each (83,35,28,567 Units purchased and 83,10,28,813 Units sold during the year)		2.50		–
IDFC Fixed Maturity Plan - 13 Months - Series 1 - Plan B - Growth 2,50,00,000 (2008 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00		–
IDFC Fixed Maturity Plan - Yearly - Series 24 - Plan B - Growth 2,00,00,000 (2008 - Nil) Units of Rs.10.00 each (2,00,00,000 Units purchased during the year)		20.00		–
IDFC FMP - Quarterly Series 25 - Dividend (Formerly Standard Chartered FMP - Quarterly Series 25 - Dividend) Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
IDFC FMP - Quarterly Series 26 - Dividend (Formerly Standard Chartered FMP - Quarterly Series 26 - Dividend) Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
IDFC FMP - Quarterly Series 27 - Dividend (Formerly Standard Chartered FMP - Quarterly Series 27 - Dividend) Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
IDFC FMP - Quarterly Series 28 - Dividend (Formerly Standard Chartered FMP - Quarterly Series 28 - Dividend) Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
IDFC Money Manager Fund - Investment Plan B - Institutional Daily Dividend 1,81,79,777 (2008 - Nil) Units of Rs.10.00 each (1,81,79,777 Units purchased during the year)		18.21		–
Carried over		1189.14		1314.10

Schedules to the Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1189.14		1314.10
IDFC SSIF - Investment Plan - Quarterly Dividend (Formerly GSSIF - Investment Plan - Quarterly Dividend) Nil (2008 - 44,34,828) Units of Rs.10.00 each (44,34,828 Units sold during the year)		–		4.65
ING Fixed Maturity Fund - XXXI - Institutional Growth Nil (2008 - 1,50,00,000) Units of Rs.10.00 each (1,50,00,000 Units sold during the year)		–		15.00
ING Fixed Maturity Fund - XXXII - Institutional Growth Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
JM Interval Fund - Quarterly Plan 1 - Institutional Dividend Plan Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
JP Morgan India Treasury Fund - Super Institutional Plan - Daily Dividend Reinvestment 2,61,39,824 (2008 - Nil) Units of Rs.10.00 each (60,29,09,021 Units purchased and 57,67,69,197 Units sold during the year)		26.16		–
JP Morgan India Treasury Fund - Super Institutional Plan - Growth 2,89,53,464 (2008 - Nil) Units of Rs.10.00 each (2,89,53,464 Units purchased during the year)		33.00		–
Kotak Bond (Short Term) - Monthly Dividend Nil (2008 - 5,10,06,283) Units of Rs.10.00 each (68,673 Units purchased and 5,10,74,956 Units sold during the year)		–		51.32
Kotak Flexi Debt Scheme - Institutional - Daily Dividend 94,56,469 (2008 - Nil) Units of Rs.10.00 each (94,56,469 Units purchased during the year)		9.50		–
Kotak FMP 3M Series 27 - Dividend Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
Kotak FMP 12M Series 4 - Institutional - Growth Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
Kotak FMP 13M Series 5 - Institutional - Growth 1,00,00,000 (2008 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
Kotak FMP 14M Series 2 - Institutional - Growth Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
Kotak Quarterly Interval Plan - Series 2 - Dividend Payout 2,50,00,000 (2008 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00		–
LIC Income Plus Fund Daily Dividend Reinvestment 5,00,67,287 (2008 - Nil) Units of Rs.10.00 each (5,00,67,287 Units purchased during the year)		50.07		–
LIC MF Liquid Fund - Growth Plan Nil (2008 - 3,13,93,239) Units of Rs.10.00 each (3,13,93,239 Units sold during the year)		–		40.00
Carried over		1342.87		1520.07

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1342.87		1520.07
Principal Income Fund - Institutional Plan Dividend Reinvestment - Quarterly Nil (2008 - 2,84,09,835) Units of Rs.10.00 each (3,36,59,359 Units purchased and 6,20,69,194 Units sold during the year)		–		32.57
Principal FMP Series V (FMP - 39) 385 Days Plan Institutional Growth Plan - Aug 07 Nil (2008 - 2,00,00,000) Units of Rs.10.00 each (2,00,00,000 Units sold during the year)		–		20.00
Principal PNB FMP 385 Days - Series XI - Mar 09 - Institutional Growth Plan 1,00,00,000 (2008 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
Reliance Fixed Horizon Fund XII - Series 3 - Super Institutional Growth 2,50,00,000 (2008 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00		–
Reliance Short Term Fund - Monthly Dividend Reinvestment 5,64,06,746 (2008 - Nil) Units of Rs.10.00 each (5,64,06,746 Units purchased during the year)		60.01		–
Religare Fixed Maturity Plan - 3 Months - Series XXV - Dividend (Formerly Lotus Fixed Maturity Plan - 3 Months - Series XXV - Dividend) Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,97,173 Units purchased and 1,01,97,173 Units sold during the year)		–		10.00
Religare Fixed Maturity Plan -14 Months - Series II - Institutional Growth (Formerly Lotus Fixed Maturity Plan -14 Months - Series II - Institutional Growth) 1,50,00,000 (2008 - 1,50,00,000) Units of Rs.10.00 each		15.00		15.00
Religare Fixed Maturity Plan - 375 Days - Series V - Institutional Growth (Formerly Lotus Fixed Maturity Plan - 375 Days - Series V - Institutional Growth) Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
Religare Liquid Fund - Super Institutional - Daily Dividend 2,49,91,253 (2008 - Nil) Units of Rs.10.00 each (74,87,78,983 Units purchased and 72,37,87,730 Units sold during the year)		25.00		–
Religare Short Term Plan - Institutional Weekly Dividend (Formerly Lotus Short Term Plan - Institutional Weekly Dividend) Nil (2008 - 4,87,33,919) Units of Rs.10.00 each (54,932 Units purchased and 4,87,88,851 Units sold during the year)		–		49.34
Religare Short Term Plan - Institutional Plan - Daily Dividend Reinvestment 5,98,12,176 (2008 - Nil) Units of Rs.10.00 each (5,98,12,176 Units purchased during the year)		60.08		–
Religare Yearly FMP Series I - Plan A (375 Days) - Institutional Growth 1,00,00,000 (2008 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
SBI Magnum Insta Cash Fund - Dividend Option 3,58,26,498 (2008 - Nil) Units of Rs.10.00 each (54,87,75,329 Units purchased and 51,29,48,831 Units sold during the year)		60.01		–
Carried over		1607.97		1656.98

Schedules to the Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1607.97		1656.98
SBI Premier Liquid Fund - Super Institutional - Daily Dividend 6,08,21,909 (2008 - Nil) Units of Rs.10.00 each (86,64,59,879 Units purchased and 80,56,37,970 Units sold during the year)		61.02		–
Sundaram BNP Paribas Bond Saver - Institutional - Dividend - Quarterly Nil (2008 - 45,24,494) Units of Rs.10.00 each (1,47,96,124 Units purchased and 1,93,20,618 Units sold during the year)		–		4.67
Sundaram BNP Paribas Fixed Term Plan - 367 Days - Series Plan 1 - Institutional - Growth Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
Sundaram BNP Paribas Fixed Term Plan - 367 Days - Series 8 - Super Institutional Plan - Growth 1,00,00,000 (2008 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
TATA Fixed Horizon Fund Series 13 - Scheme B - IG - Growth Nil (2008 - 1,50,00,000) Units of Rs.10.00 each (1,50,00,000 Units sold during the year)		–		15.00
TATA Fixed Investment Plan - 1 Scheme A - Institutional Plan - Growth 1,00,00,000 (2008 - 1,00,00,000) Units of Rs.10.00 each		10.00		10.00
TATA Floating Rate Short Term Institutional Plan - Daily Dividend 1,50,12,416 (2008 - 3,89,85,964) Units of Rs.10.00 each (1,17,63,00,888 Units purchased and 1,20,02,74,436 Units sold during the year)		15.04		39.01
Templeton Fixed Horizon Fund - Series IX - Plan D - Growth 1,00,00,000 (2008 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
Templeton India Income Fund - Dividend Reinvestment Nil (2008 - 1,10,07,552) Units of Rs.10.00 each (1,10,07,552 Units sold during the year)		–		11.54
Templeton India Short Term Income Plan Institutional - Weekly Dividend Reinvestment Nil (2008 - 17,22,550) Units of Rs.1,000.00 each (25,897 Units purchased and 17,48,447 Units sold during the year)		–		173.15
UTI - Bond Fund - Dividend Plan - Reinvestment Nil (2008 - 2,81,41,758) Units of Rs.10.00 each (8,90,47,519 Units purchased and 11,71,89,277 Units sold during the year)		–		30.88
UTI Fixed Income Interval Fund - Quarterly Interval Plan Series I - Institutional Dividend Plan Payout Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
UTI Fixed Maturity Plan - QFMP (0208/I) - Institutional Dividend - Payout Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
UTI Fixed Maturity Plan - QFMP (0208/II) - Institutional Dividend Plan - Payout Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
Carried over		1714.03		1996.23

Schedules to the Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1714.03		1996.23
UTI Fixed Maturity Plan - Quarterly Series - QFMP (0308/I) - Institutional Dividend Plan - Payout Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
UTI Floating Rate Fund - Short Term Daily Dividend Reinvestment 1,40,965 (2008 - Nil) Units of Rs.1,000.00 each (4,66,929 Units purchased and 3,25,964 Units sold during the year)		14.25		–
UTI Floating Rate Fund - Short Term Plan (Dividend Option) - Reinvestment Nil (2008 - 63,882) Units of Rs.1,000.00 each (1,914 Units purchased and 65,796 Units sold during the year)		–		6.49
UTI Floating Rate Fund - Short Term Plan - Growth 2,31,197 (2008 - Nil) Units of Rs.1,000.00 each (2,31,197 Units purchased during the year)		33.00		–
UTI FMP Yearly Series (YFMP 0309) Institutional Growth Plan 1,00,00,000 (2008 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
UTI Liquid Cash Plan Institutional - Daily Income Option 7,26,159 (2008 - Nil) Units of Rs.1,000.00 each (82,44,584 Units purchased and 75,18,425 Units sold during the year)		74.03		–
UTI Short Term Income Fund Institutional - Income Option - Reinvestment Nil (2008 - 7,49,83,107) Units of Rs.10.00 each (2,09,348 Units purchased and 7,51,92,455 Units sold during the year)		–		76.26
UTI Treasury Advantage Fund - Institutional - Daily Dividend 10,01,056 (2008 - Nil) Units of Rs.10.00 each (67,56,147 Units purchased and 57,55,091 Units sold during the year)		100.13		–
Total Current Investments (At lower of carrying cost and fair value)		**1945.44**		**2088.98**
Total of Quoted and Unquoted Investments		**2864.52**		**2961.32**
Less: Provision for Long Term Investments*		26.77		26.77
TOTAL OF INVESTMENTS		**2837.75**		**2934.55**

Total Market Value of Quoted Investments : 2009 - Rs. 9.12 Crores (2008 - Rs. 13.42 Crores); Total Value of Unquoted Investments : 2009 - Rs. 2861.88 Crores (2008 - Rs. 2958.68 Crores). Total Value of Quoted Investments : 2009 - Rs. 2.64 Crores (2008 - Rs. 2.64 Crores).

Schedules to the Accounts

7. Investments (Contd.)

During the year, the following Current Investments were purchased and sold :

(1) 1,13,34,750 Units of AIG India Liquid Fund - Super Institutional Plan - Daily Dividend Reinvestment at cost of Rs. 1134.43 Crores

(2) 1,26,10,24,624 Units of Birla Cash Plus - Institutional Premium - Daily Dividend - Reinvestment at cost of Rs. 1263.48 Crores

(3) 35,33,83,214 Units of Birla Sun Life Savings Fund - Institutional Plan Daily Dividend at cost of Rs. 353.62 Crores

(4) 3,70,53,207 Units of Birla Sun Life Short Term Fund - Institutional Fortnightly Dividend Reinvestment at cost of Rs. 37.22 Crores

(5) 32,74,59,326 Units of Birla Sun Life Short Term Fund - Institutional Daily Dividend Reinvestment at cost of Rs. 327.64 Crores

(6) 2,00,00,000 Units of Birla Sunlife II Fund Institutional Quarterly Series 2 - Dividend - Pay at cost of Rs. 20.00 Crores

(7) 2,00,00,000 Units of Birla Sunlife II Fund Institutional Quarterly Series 3 - Dividend - Pay at cost of Rs. 20.00 Crores

(8) 1,50,00,000 Units of Birla Sunlife Quarterly Interval Series 6 - Dividend - Payout at cost of Rs. 15.00 Crores

(9) 1,00,00,000 Units of Birla Sunlife Quarterly Interval Series 7 - Dividend - Payout at cost of Rs. 10.00 Crores

(10) 2,50,00,000 Units of Birla Sunlife Quarterly Interval Fund Series 9 - Dividend - Payout at cost of Rs. 25.00 Crores

(11) 7,13,72,043 Units of Canara Robeco Floating Rate Short Term Daily Dividend Fund at cost of Rs. 73.23 Crores

(12) 2,00,00,000 Units of Canara Robeco FMP Series 3 Quarterly Plan 1 Institutional Dividend Fund at cost of Rs. 20.00 Crores

(13) 1,00,00,000 Units of Canara Robeco FMP Series 3 Quarterly Plan 2 Institutional Dividend Fund at cost of Rs. 10.00 Crores

(14) 1,94,78,918 Units of Canara Robeco Income Fund Dividend Reinvestment at cost of Rs. 31.15 Crores

(15) 2,99,86,506 Units of Canara Robeco Interval Monthly Institutional Dividend Fund at cost of Rs. 30.00 Crores

(16) 2,49,86,308 Units of Canara Robeco Interval Quarterly Institutional Dividend Fund at cost of Rs. 25.00 Crores

(17) 1,00,00,000 Units of Canara Robeco Interval Series 2 Quarterly Plan 2 Institutional Dividend Fund at cost of Rs. 10.00 Crores

(18) 12,12,90,378 Units of Canara Robeco Liquid Fund - Institutional Daily Dividend Reinvestment at cost of Rs. 121.79 Crores

(19) 60,20,30,357 Units of Canara Robeco Liquid Fund - Super Institutional Plan - Daily Dividend Reinvestment at cost of Rs. 604.50 Crores

(20) 1,21,01,851 Units of Canara Robeco Treasury Advantage Fund Institutional Plan Daily Dividend at cost of Rs. 15.01 Crores

(21) 47,04,47,267 Units of Canara Robeco Treasury Advantage Fund Super Institutional Plan Daily Dividend Reinvestment at cost of Rs. 583.69 Crores

(22) 3,67,57,987 Units of Chola Liquid Institutional Dividend Reinvestment Plan at cost of Rs. 36.94 Crores

(23) 81,03,57,997 Units of Deutsche Insta Cash Plus Fund Super Institutional Daily Dividend at cost of Rs. 811.98 Crores

(24) 6,53,44,095 Units of DSP Black Rock Bond Fund - Regular Plan - Monthly Dividend at cost of Rs. 74.51 Crores

(25) 1,00,77,017 Units of DSP Black Rock FMP 1M Series 3 Institutional Dividend at cost of Rs. 10.08 Crores

(26) 1,50,93,770 Units of DSP Black Rock FMP 1M Series 4 Institutional Dividend at cost of Rs. 15.09 Crores

(27) 1,01,79,798 Units of DSP Black Rock FMP 3M Series 10 Institutional Dividend at cost of Rs. 10.18 Crores

(28) 2,55,47,691 Units of DSP Black Rock FMP 3M Series 13 Institutional Dividend at cost of Rs. 25.55 Crores

(29) 2,55,63,985 Units of DSP Black Rock FMP 3M Series 14 Institutional Dividend at cost of Rs. 25.56 Crores

(30) 2,56,09,614 Units of DSP Black Rock FMP 3M Series 16 Institutional Dividend at cost of Rs. 25.61 Crores

(31) 46,52,851 Units of DSP Black Rock Liquidity Fund - Institutional - Daily Dividend at cost of Rs. 465.38 Crores

(32) 1,12,08,284 Units of DSP Black Rock Government Securities Fund - (Plan A) Monthly - Dividend Reinvestment at cost of Rs. 13.00 Crores

(33) 1,00,00,000 Units of DWS Fixed Term Fund - Series 57 Institutional Dividend at cost of Rs. 10.00 Crores

(34) 1,00,00,000 Units of DWS Quarterly Interval Fund - Series 1 Dividend Plan at cost of Rs. 10.00 Crores

(35) 32,61,14,527 Units of Fidelity Cash Fund - Super Institutional Daily Dividend Reinvestment at cost of Rs. 326.24 Crores

(36) 20,43,29,164 Units of Fidelity Ultra Short Term Debt Fund Super Institutional Plan Daily Dividend Reinvestment at cost of Rs. 204.38 Crores

(37) 2,50,00,000 Units of Fortis Flexible Short Term Plan - Series C - Dividend Payout at cost of Rs. 25.00 Crores

(38) 2,01,77,027 Units of Fortis Interval Fund Monthly Plan A - Dividend at cost of Rs. 20.18 Crores

(39) 2,00,00,000 Units of Fortis Interval Fund Quarterly Plan H - Dividend - Payout at cost of Rs. 20.00 Crores

7. Investments (Contd.)

(40) 1,00,00,000 Units of Fortis Interval Fund - Quarterly Plan I - Quarterly Dividend - Reinvestment at cost of Rs. 10.00 Crores

(41) 1,50,00,000 Units of Fortis Interval Fund - Quarterly Plan L - Interval Dividend - Reinvestment at cost of Rs. 15.00 Crores

(42) 2,00,00,000 Units of Fortis Interval Fund - Series 2 - Quarterly Plan M - Interval Dividend at cost of Rs. 20.00 Crores

(43) 17,19,76,765 Units of Fortis Overnight Fund - Institutional Plus Plan Daily Dividend at cost of Rs. 172.03 Crores

(44) 7,90,78,951 Units of Fortis Short Term Income Fund Institutional Plus Daily Dividend Reinvestment at cost of Rs. 79.09 Crores

(45) 10,07,59,351 Units of HDFC Cash Management Fund Call Plan Daily Dividend Reinvestment at cost of Rs. 105.06 Crores

(46) 56,34,01,880 Units of HDFC Cash Management Fund - Saving Plan - Daily Dividend Reinvestment at cost of Rs. 599.26 Crores

(47) 18,53,81,873 Units of HDFC Cash Management Treasury Advantage Wholesale Plan Daily Dividend at cost of Rs. 185.97 Crores

(48) 17,31,06,944 Units of HDFC Floating Rate Income Fund STP Wholesale Daily Dividend Reinvestment at cost of Rs. 174.51 Crores

(49) 1,00,00,000 Units of HDFC FMP 90D June 2008 (VIII) 2 Wholesale Plan Dividend Pay at cost of Rs. 10.00 Crores

(50) 1,00,00,000 Units of HDFC FMP 90D July 2008 (VIII)(1) Wholesale Plan Dividend at cost of Rs. 10.00 Crores

(51) 2,00,00,000 Units of HDFC FMP 90D July 2008 (IX)(2) Wholesale Plan Dividend Payout at cost of Rs. 20.00 Crores

(52) 2,50,00,000 Units of HDFC FMP 90D September 2008 (VIII)(4) Wholesale Plan Dividend Pay at cost of Rs. 25.00 Crores

(53) 1,00,00,000 Units of HDFC FMP 90D November 2008 (X)(1) Wholesale Plan Dividend Pay at cost of Rs. 10.00 Crores

(54) 16,65,133 Units of HDFC Gilt Fund - Long Term Plan - Quarterly Dividend Reinvestment at cost of Rs. 2.00 Crores

(55) 6,63,78,287 Units of HDFC High Interest Fund - Quarterly Dividend - Reinvestment at cost of Rs. 80.02 Crores

(56) 2,00,00,000 Units of HDFC Quarterly Interval Fund Plan B Wholesale Dividend at cost of Rs. 20.00 Crores

(57) 38,74,69,306 Units of HSBC Cash Fund Institutional Plus Daily Dividend at cost of Rs. 387.69 Crores

(58) 1,53,02,655 Units of HSBC Fixed Term Series - 58 Institutional Dividend at cost of Rs. 15.30 Crores

(59) 2,04,43,382 Units of HSBC Fixed Term Series - 60 Institutional Dividend at cost of Rs. 20.44 Crores

(60) 2,04,90,983 Units of HSBC Fixed Term Series - 68 Institutional Dividend at cost of Rs. 20.49 Crores

(61) 5,20,22,565 Units of HSBC Floating Rate - Long Term - Institutional Daily Dividend Reinvestment at cost of Rs. 52.10 Crores

(62) 2,04,25,526 Units of HSBC Interval Fund - Plan 1 - Institutional Dividend Reinvestment at cost of Rs. 20.43 Crores

(63) 64,36,90,144 Units of HSBC Ultra Short Term Debt Fund Institutional Plus Daily Dividend at cost of Rs. 644.50 Crores

(64) 5,00,00,000 Units of ICICI Prudential FMP Series 44 - One Month Plan B Retail Dividend Payout at cost of Rs. 50.00 Crores

(65) 2,00,00,000 Units of ICICI Prudential FMP Series 44 - One Month Plan C Retail Dividend Payout at cost of Rs. 20.00 Crores

(66) 1,50,00,000 Units of ICICI Prudential Interval Fund I Quarterly Interval Plan Institutional Dividend Payout at cost of Rs. 15.00 Crores

(67) 6,18,14,741 Units of IDFC Dynamic Bond Fund - Plan B - Dividend at cost of Rs. 67.01 Crores

(68) 1,00,00,000 Units of IDFC Fixed Maturity Plan Quarterly Series 46 Dividend at cost of Rs. 10.00 Crores

(69) 2,00,00,000 Units of IDFC FMP Monthly Series 3 Dividend at cost of Rs. 20.00 Crores

(70) 1,50,00,000 Units of IDFC FMP Quarterly Series 32 Dividend at cost of Rs. 15.00 Crores

(71) 2,00,00,000 Units of IDFC FMP Quarterly Series 36 Dividend at cost of Rs. 20.00 Crores

(72) 2,00,00,000 Units of IDFC FMP Quarterly Series 39 Dividend at cost of Rs. 20.00 Crores

(73) 2,00,00,000 Units of IDFC FMP Quarterly Series 41 Dividend at cost of Rs. 20.00 Crores

(74) 1,00,00,000 Units of IDFC FMP Quarterly Series 44 Dividend at cost of Rs. 10.00 Crores

(75) 99,91,421 Units of IDFC Liquidity Manager - Daily Dividend at cost of Rs. 10.00 Crores

(76) 30,29,11,141 Units of IDFC Money Manager Fund Treasury Plan B Institutional Daily Dividend at cost of Rs. 305.04 Crores

(77) 1,99,63,716 Units of IDFC Quarterly Interval Fund Plan A Institutional Dividend at cost of Rs. 20.00 Crores

(78) 3,02,41,333 Units of IDFC Super Saver Income Fund - Investment Plan - Plan A Quarterly Dividend Reinvestment at cost of Rs. 35.87 Crores

(79) 1,28,33,84,526 Units of ING Liquid Fund Super Institutional - Daily Dividend at cost of Rs. 1,284.00 Crores

(80) 37,15,08,849 Units of ING Treasury Advantage Fund - Institutional Daily Dividend Option at cost of Rs. 371.63 Crores

Schedules to the Accounts

7. Investments (Contd.)

(81) 1,00,00,000 Units of JM FMP Series X Quarterly Plan 3 Institutional Dividend Plan at cost of Rs. 10.00 Crores

(82) 1,00,00,000 Units of JM FMF Series X Quarterly Plan 5 Institutional Dividend Plan at cost of Rs. 10.00 Crores

(83) 1,30,53,12,763 Units of JM High Liquidity Fund - Super Institutional Plan - Daily Dividend at cost of Rs. 1307.47 Crores

(84) 1,00,00,000 Units of JM Interval Fund - Quarterly Plan 2 - Institutional Dividend Plan at cost of Rs. 10.00 Crores

(85) 1,18,93,21,461 Units of JM Money Manager Fund - Super Plus Plan - Daily Dividend Reinvestment at cost of Rs. 1189.86 Crores

(86) 12,69,20,187 Units of JP Morgan India Liquid Fund - Super Institutional Plan - Daily Dividend - Reinvestment at cost of Rs. 127.02 Crores

(87) 4,63,07,315 Units of JP Morgan India Active Bond Fund Institutional Dividend at cost of Rs. 47.62 Crores

(88) 1,78,84,908 Units of Kotak Bond Regular (Long Term) Quarterly Dividend Reinvestment at cost of Rs. 20.84 Crores

(89) 34,73,32,803 Units of Kotak Flexi Debt Scheme - Daily Dividend at cost of Rs. 348.41 Crores

(90) 74,79,30,667 Units of Kotak Flexi Debt Scheme - Institutional - Daily Dividend at cost of Rs. 751.48 Crores

(91) 10,42,89,703 Units of Kotak Floater Long term - Daily Dividend Reinvestment at cost of Rs. 105.12 Crores

(92) 1,00,00,000 Units of Kotak FMP 3M Series 31 - Dividend at cost of Rs. 10.00 Crores

(93) 2,00,00,000 Units of Kotak FMP 3M Series 32 - Dividend at cost of Rs. 20.00 Crores

(94) 1,50,00,000 Units of Kotak FMP 6M Series 7 - Dividend at cost of Rs. 15.00 Crores

(95) 1,37,06,587 Units of Kotak Gilt - Investment - Regular Quarterly Dividend Reinvestment at cost of Rs. 20.81 Crores

(96) 92,37,53,604 Units of Kotak Liquid (Institutional Premium) - Daily Dividend at cost of Rs. 1129.58 Crores

(97) 5,00,00,000 Units of Kotak Monthly Interval Plan Series 3 - Dividend at cost of Rs. 50.00 Crores

(98) 1,99,93,602 Units of Kotak Quarterly Interval Plan Series 2 - Dividend Payout at cost of Rs. 20.00 Crores

(99) 2,00,00,000 Units of Kotak Quarterly Interval Plan Series 3 - Dividend Payout at cost of Rs. 20.00 Crores

(100) 2,00,00,000 Units of Kotak Quarterly Interval Plan Series 4 - Dividend Payout at cost of Rs. 20.00 Crores

(101) 2,99,93,701 Units of Kotak Quarterly Interval Plan Series 5 - Dividend Payout at cost of Rs. 30.00 Crores

(102) 3,00,00,000 Units of Kotak Quarterly Interval Plan Series 9 - Dividend Payout at cost of Rs. 30.00 Crores

(103) 26,88,12,165 Units of LIC MF Liquid Plan - Dividend at cost of Rs. 295.16 Crores

(104) 2,84,06,80,258 Units of Principal Cash Management Liquid Option IP Premium Dividend Reinvestment Daily at cost of Rs. 2840.88 Crores

(105) 45,37,42,104 Units of Principal Floating Rate Fund - FMP - Institutional Daily Dividend at cost of Rs. 454.30 Crores

(106) 6,25,93,753 Units of Principal Floating Rate Fund - SMP - Institutional Option - Daily Dividend - Reinvestment at cost of Rs. 62.60 Crores

(107) 1,00,00,000 Units of Principal PNB FMP (FMP-55) 30 Days - Series III - October 2008 - Institutional Dividend Payout at cost of Rs. 10.00 Crores

(108) 5,99,90,284 Units of Reliance Liquidity Fund - Daily Dividend Reinvestment Option at cost of Rs. 60.01 Crores

(109) 2,01,40,007 Units of Religare Fixed Maturity Plan 1M Series XI Dividend at cost of Rs. 20.14 Crores

(110) 1,01,71,259 Units of Religare FMP-3 Months Series XXIX Dividend at cost of Rs. 10.17 Crores

(111) 2,04,19,541 Units of Religare FMP-3 Months Series XXXII Dividend at cost of Rs. 20.42 Crores

(112) 1,02,10,248 Units of Religare FMP-3 Months Series XXXIII Dividend at cost of Rs. 10.21 Crores

(113) 1,51,01,314 Units of Religare Monthly Interval Fund - Plan A - Dividend at cost of Rs. 15.10 Crores

(114) 1,99,82,615 Units of Religare Quarterly Interval Fund - Plan B - Dividend Pay at cost of Rs. 20.00 Crores

(115) 1,49,93,403 Units of Religare Quarterly Interval Fund - Plan C - Dividend Pay at cost of Rs. 15.00 Crores

(116) 2,00,00,000 Units of Religare Quarterly Interval Fund - Plan H - Institutional - Dividend Pay at cost of Rs. 20.00 Crores

(117) 2,00,00,000 Units of Religare Quarterly Interval Fund - Plan I - Institutional Dividend at cost of Rs. 20.00 Crores

(118) 99,69,83,688 Units of Religare Ultra Short Term Fund - Institutional Plan Daily Dividend Reinvestment at cost of Rs. 998.55 Crores

(119) 5,00,00,000 Units of SBI Debt Fund Series - 90 Days - 26 - Dividend at cost of Rs. 50.00 Crores

7. Investments (Contd.)

(120) 1,50,00,000 Units of SBI Debt Fund Series - 90 Days - 27 - Dividend at cost of Rs. 15.00 Crores

(121) 2,00,00,000 Units of SBI Debt Fund Series - 90 Days - 31 - Dividend at cost of Rs. 20.00 Crores

(122) 1,85,69,011 Units of SBI Magnum Income Fund - Dividend at cost of Rs. 20.00 Crores

(123) 86,61,47,221 Units of SBI Short Horizon Ultra Short Term Fund - Institutional Daily Dividend at cost of Rs. 866.58 Crores

(124) 1,00,00,000 Units of Sundaram BNP Paribas FTP 90 Days Series 9 Institutional Dividend at cost of Rs. 10.00 Crores

(125) 2,50,00,000 Units of Sundaram BNP Paribas Interval Fund Quarterly Plan A Institutional Dividend at cost of Rs. 25.00 Crores

(126) 3,00,00,000 Units of Sundaram BNP Paribas Interval Fund Quarterly Plan D Institutional Dividend at cost of Rs. 30.00 Crores

(127) 74,21,27,805 Units of Sundaram BNP Paribas Ultra Short Fund - Super Institutional Plan - Daily Dividend at cost of Rs. 743.98 Crores

(128) 1,91,93,63,136 Units of Sundaram Money Fund Super Institutional - Daily Dividend at cost of Rs. 1937.65 Crores

(129) 1,36,57,81,742 Units of TATA Floater Fund - Daily Dividend at cost of Rs. 1370.64 Crores

(130) 1,06,73,118 Units of TATA Income Fund Regular (Quarterly) Dividend Reinvestment at cost of Rs. 12.00 Crores

(131) 98,06,116 Units of TATA Liquid Super High Investment Fund - Daily Dividend at cost of Rs. 1092.91 Crores

(132) 1,46,39,757 Units of TATA Short Term Bond Fund - Dividend at cost of Rs. 18.12 Crores

(133) 1,03,67,871 Units of Templeton India Government Securities Fund - Composite Plan - Dividend Reinvestment at cost of Rs. 11.00 Crores

(134) 94,86,606 Units of Templeton India Treasury Management Account Super Institutional at cost of Rs. 949.30 Crores

(135) 7,50,00,000 Units of UTI Fixed Income Interval Fund Monthly Interval Plan Series I Institutional Dividend Plan - Payout at cost of Rs. 75.00 Crores

(136) 7,00,00,000 Units of UTI Fixed Income Interval Fund Monthly Interval Plan II Institutional Dividend Plan - Payout at cost of Rs. 70.00 Crores

(137) 1,00,00,000 Units of UTI Fixed Income Interval Fund Quarterly Interval Plan III - Institutional Dividend Plan - Payout at cost of Rs. 10.00 Crores

(138) 2,00,00,000 Units of UTI Fixed Income Interval Fund Quarterly Plan - Series III - Institutional Dividend - Payout at cost of Rs. 20.00 Crores

(139) 1,00,00,000 Units of UTI Fixed Income Interval Fund Quarterly Series II - Quarterly Interval Plan V - Institutional Dividend Payout at cost of Rs. 10.00 Crores

(140) 2,00,00,000 Units of UTI Fixed Income Interval Fund Quarterly Series II - Quarterly Interval Plan VI - Institutional Dividend Payout at cost of Rs. 20.00 Crores

(141) 2,00,00,000 Units of UTI Fixed Income Interval Fund Series II Quarterly Interval Plan IV Institutional Dividend Plan - Payout at cost of Rs. 20.00 Crores

(142) 2,00,00,000 Units of UTI Fixed Income Interval Fund Series II Quarterly Interval Plan VII Institutional Dividend Payout at cost of Rs. 20.00 Crores

(143) 1,00,00,000 Units of UTI Fixed Income Interval Fund Quarterly Interval Plan Series I Institutional Dividend Pay at cost of Rs. 10.00 Crores

(144) 2,50,00,000 Units of UTI Fixed Income Interval Fund Monthly Interval Plan 2 Institutional Dividend Pay at cost of Rs. 25.00 Crores

(145) 1,00,00,000 Units of UTI FMP QFMP - 06/08 - II Institutional Dividend Plan Payout at cost of Rs. 10.00 Crores

(146) 1,00,00,000 Units of UTI FMP QFMP - 07/08 - I Institutional Dividend Plan Payout at cost of Rs. 10.00 Crores

(147) 46,32,969 Units of UTI Gilt Advantage Fund Long Term Plan Dividend Plan Reinvestment at cost of Rs. 6.00 Crores

(148) 51,41,277 Units of UTI G-SEC Investment Plan Dividend Plan Reinvestment at cost of Rs. 6.00 Crores

(149) 1,00,00,000 Units of UTI Short Term FMP Series I - I (90 Days) Institutional Dividend Plan - Payout at cost of Rs. 10.00 Crores

(150) 1,00,00,000 Units of UTI Short Term FMP Series I - II (91 Days) Institutional Dividend Plan - Payout at cost of Rs. 10.00 Crores

(151) 3,00,00,000 Units of UTI Short Term FMP Series I - IV (96 Days) Institutional Dividend Plan - Payout at cost of Rs. 30.00 Crores

(152) 2,00,00,000 Units of UTI Short Term FMP Series I - V (140 days) Institutional Dividend Payout at cost of Rs. 20.00 Crores

(153) 2,50,00,000 Units of UTI Short Term FMP Series I - VII (93 days) Institutional Dividend Payout at cost of Rs. 25.00 Crores

Schedules to the Accounts

	As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
8. Inventories		
(At lower of cost and net realisable value)		
Stores and Spare Parts	178.49	155.78
Raw Materials	2639.89	2743.70
Intermediates - Tissue Paper and Paper Board	49.50	50.65
Stock in Process	63.84	50.70
Finished Goods	1668.00	1049.69
	4599.72	**4050.52**

	As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
9. Sundry Debtors		
Over 6 months old		
Good and Secured *	2.84	62.13
Good and Unsecured – From Subsidiaries	1.61	0.65
– From Others *	53.02	47.79
Doubtful and Unsecured – From Others	21.95	19.42
Other Debts		
Good and Secured	9.04	7.75
Good and Unsecured – From Subsidiaries	11.47	12.61
– From Others	602.57	618.03
Doubtful and Unsecured – From Others	0.57	–
	703.07	**768.38**
Less : Provision for Doubtful Debts	22.52	19.42
	680.55	**748.96**
Less : Deposits from normal Trade Debtors - Contra	11.88	12.03
	668.67	**736.93**

* Includes amounts receivable on liquidation of legacy assets acquired as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997, Rs. Nil (2008 - Rs. 49.55 Crores).

	As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
10. Cash and Bank Balances		
With Scheduled Banks		
On Current Accounts etc.	56.86	129.67
On Deposit Accounts	963.66	416.91
With Other Banks *	...	...
Cash and Cheques on hand	11.87	23.67
	1032.39	**570.25**

Rs. 0.05 Crore (2008 - Rs. 0.05 Crore) on deposit in Karachi - Blocked Account considered doubtful, fully provided.

* Includes on Current Account Rs. 12,720/- (2008 - Rs. 12,720/-) with Post Office Savings Bank and maximum amount outstanding at any time during the year was Rs. 12,720/- (2008 - Rs. 12,720/-).

	As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
11. Other Current Assets		
Good and Unsecured		
Deposits with Government, Public Bodies and Others *	203.44	133.44
Interest accrued on Loans, Advances etc.	0.57	0.97
Interest accrued on Investments	11.34	11.66
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	1.94	1.38
	217.29	**147.45**
Less : Provision for Doubtful Deposits	1.94	1.38
	215.35	**146.07**

* Includes Deposits with Director - Rs. 0.08 Crore (2008 - Rs. 0.04 Crore).
(The maximum indebtedness during the year was Rs. 0.08 Crore; 2008 - Rs. 0.04 Crore).
Deposits with subsidiary companies Rs. 2.56 Crores (2008 - Rs. 2.56 Crores).

	As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
12. Loans and Advances		
Good and Secured		
Loans to Subsidiaries	21.00	21.00
Advances with Subsidiaries **	56.65	56.65
Advances to Others	75.97	6.95
Good and Unsecured		
Loans to Subsidiaries	210.13	215.64
Loans to Others *	32.60	32.91
Advances recoverable in cash or in kind or for value to be received **	497.61	650.65
Current Taxation (net of provisions)	272.34	75.90
Fringe Benefit Tax (net of provisions)	3.28	–
Advances with Government and Public Bodies **	395.88	416.29
Advances with Subsidiaries **	79.52	39.51
Doubtful and Unsecured		
Loans to Subsidiaries	8.00	–
Loans to Others	3.63	3.63
Advances recoverable in cash or in kind or for value to be received	12.12	10.37
	1668.73	**1529.50**
Less : Provision for Doubtful Loans and Advances	23.75	14.00
	1644.98	**1515.50**

Loans to Subsidiaries comprise of :

- Interest free loans to wholly owned subsidiaries :
  - ITC Infotech India Limited Rs.162.04 Crores (2008 - Rs.162.75 Crores)
    (The maximum outstanding during the year was Rs. 204.79 Crores; 2008 - Rs.176.62 Crores).
  - BFIL Finance Limited Rs. 32.99 Crores (2008 - Rs. 33.89 Crores)
    (The maximum outstanding during the year was Rs. 33.89 Crores; 2008 - Rs. 37.24 Crores).
  - Landbase India Limited Rs. 40.00 Crores (2008 - Rs. 40.00 Crores)
    (The maximum outstanding during the year was Rs. 40.00 Crores; 2008 - Rs. 40.00 Crores).
  - Russell Credit Limited Rs. 4.10 Crores (2008 - Rs. Nil).
    (The maximum outstanding during the year was Rs. 31.04 Crores; 2008 - Rs. 92.16 Crores).

* Includes Loans to Directors and to Company Secretary - Rs. 0.46 Crore (2008 - Rs. 0.87 Crore).
(The maximum indebtedness during the year was Rs. 0.87 Crore; 2008 - Rs.1.01 Crores).

** Includes Capital Advances of Rs. 312.39 Crores (2008 - Rs. 416.22 Crores).

Schedules to the Accounts

	As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
13. Liabilities		
Acceptances	2.81	1.68
Sundry Creditors *		
Total outstanding dues of micro enterprises and small enterprises	0.39	2.15
Total outstanding dues of creditors other than micro enterprises and small enterprises **	2913.72	2737.52
Sundry Deposits	21.63	23.94
Unclaimed Dividend	37.31	32.97
Interest Accrued but not due on Loans & Deposits	0.54	0.74
	2976.40	**2799.00**
Less : Deposits from normal Trade Debtors - Contra	11.88	12.03
	2964.52	**2786.97**

There is no amount due and outstanding to be credited to Investor Education and Protection Fund. For this purpose an amount of Rs. 0.30 Crore (2008 - Rs. 0.30 Crore) maintained with a bank has not been considered on account of a pending legal dispute for which the Company has filed a suit.

* Includes amounts due to Subsidiary Companies Rs. 22.16 Crores (2008 - Rs. 40.81 Crores).

** Includes amounts payable on acquisition of the Paperboards business (Kovai unit) Rs. Nil (2008 - Rs. 38.84 Crores).

14. Provisions		
Fringe Benefit Tax (net of advance payment)	–	1.40
Provision for Retirement Benefits	56.62	50.75
Provision for Subsidiary	50.00	50.00
Proposed Dividend	1396.53	1319.01
Income Tax on Proposed Dividend	237.34	224.17
	1740.49	**1645.33**

Schedules to the Accounts

		For the year ended 31st March, 2009 (Rs. in Crores)		For the year ended 31st March, 2008 (Rs. in Crores)	
15. Other Income					
Miscellaneous Income			118.43		125.07
Doubtful Debts, Claims and Advances - previous years			0.01		0.03
Gain on Exchange - Net			–		17.02
Income/Dividend from Long Term Investments	– Trade	12.57		0.44	
	– Subsidiary	85.34		93.29	
	– Others	...	97.91	–	93.73
Income from Current Investments	– Others		147.87		141.95
Interest on Loans and Deposits, etc.			48.52		106.41
Profit on Sale of Long Term Investments			14.96		–
Profit on Sale of Current Investments	– Net		24.95		15.22
Liability no longer required Written Back			74.57		88.11
Excess of Fair Value of Current Investments over Carrying Cost			7.71		23.36
			534.93		**610.90**

The Income from Investments and Interest are stated Gross, the amount of Income Tax deducted is Rs.14.02 Crores (2008 - Rs. 19.33 Crores).

16. Raw Materials etc.

(a) Raw Materials Consumed				
Opening Stock	2743.70		2110.22	
Purchases	5031.00		5110.80	
	7774.70		7221.02	
Less : Closing Stock	2639.89	5134.81	2743.70	4477.32
(b) Purchases and Contract Manufacturing Charges		1539.97		1656.51
(c) (Increase)/Decrease in Finished Goods, Intermediates, Stock in Process				
Opening Stock	1151.04		1118.58	
Closing Stock	1781.34	(630.30)	1151.04	(32.46)
Total		**6044.48**		**6101.37**
Less : Waste/Raw Material Sales		104.31		111.44
		5940.17		**5989.93**
Excise Duties etc. on Increase/(Decrease) of Finished Goods		506.61		26.77
		6446.78		**6016.70**

Schedules to the Accounts

		For the year ended 31st March, 2009 (Rs. in Crores)		For the year ended 31st March, 2008 (Rs. in Crores)
17. Manufacturing, Selling etc. Expenses				
Salaries / Wages and Bonus	733.57		610.24	
Contribution to Provident and Other Funds	69.64		50.41	
Workmen and Staff Welfare Expenses	100.16		84.35	
	903.37		745.00	
Less : Recoveries	12.49	890.88	11.68	733.32
Power and Fuel		394.12		309.90
Consumption of Stores and Spare Parts		189.19		173.96
Rent		156.29		120.42
Rates and Taxes		42.08		41.95
Insurance		26.93		35.26
Repairs				
– Buildings		37.92		32.83
– Machinery		87.04		73.52
– Others		55.27		39.91
Outward Freight and Handling Charges		461.40		548.40
Advertising / Sales Promotion		502.30		377.54
Market Research		43.47		37.94
Design and Product Development		65.68		26.07
Hotel Reservation / Marketing Expenses		28.63		30.11
Brokerage and Discount - Sales		7.57		4.75
Commission to Selling Agents		25.04		25.91
Doubtful and Bad Debts		6.20		6.01
Doubtful and Bad Advances, Deposits etc.		9.01		0.70
Bank and Credit Card Charges		19.27		20.52
Information Technology Services		146.83		138.27
Travelling and Conveyance		148.63		140.23
Training and Development		16.54		12.99
Legal Expenses		15.48		14.27
Consultancy / Professional Fees		55.22		48.13
Postage, Telephone etc.		26.52		26.42
Printing and Stationery		9.25		8.78
Loss on Exchange (Net)		23.26		–
Interest etc. Paid – Term Loans, etc.	9.20		6.34	
– Others	19.18		10.93	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	10.06	18.32	12.66	4.61
Fixed Assets and Stores Discarded - Net		21.94		18.92
Miscellaneous Expenses		643.38		592.61
		4173.66		3644.25
Deduct : Transfers to Fixed Assets etc. Accounts		72.55		112.75
		4101.11		**3531.50**
Miscellaneous Expenses include :				
(1) Auditors' Remuneration and Expenses (excluding taxes)				
Audit Fees		1.25		1.25
Tax Audit Fees		0.38		0.38
Fees for Limited Review		0.45		0.45
Fees for Other Services		0.56		0.52
Reimbursement of Expenses		0.04		0.17
(2) Cost Auditors' Fee		0.04		0.04

Interest received on Trading Debts, Deposits with Govt. Bodies etc. is stated Gross, the amount of Income Tax deducted is Rs.0.88 Crore (2008 - Rs. 1.29 Crores).

Schedules to the Accounts

	For the year ended 31st March, 2009 (Rs. in Crores)	For the year ended 31st March, 2008 (Rs. in Crores)
18. Provision for Taxation		
Income Tax for the year :		
Current Tax	1232.07	1374.30
Deferred Tax	307.12	82.70
Fringe Benefit Tax	25.94	23.97
	1565.13	**1480.97**
Less : Adjustments related to previous years - Net		
Current Tax	16.76	18.82
Deferred Tax	(15.00)	10.48
Fringe Benefit Tax	1.22	–
	2.98	**29.30**
	1562.15	**1451.67**

19. Notes to the Accounts

(i) Exchange difference in respect of forward exchange contracts to be recognised in the Profit and Loss Account in the subsequent accounting period amounts to Rs. 0.26 Crore (2008 - Rs. 0.46 Crore).

(ii) (a) Claims against the Company not acknowledged as debts Rs. 261.36 Crores (2008 - Rs. 278.89 Crores). These comprise:

- Excise Duty, Sales Taxes and other Indirect Taxes claims disputed by the Company relating to issues of applicability and classification aggregating Rs. 205.41 Crores (2008 - Rs. 200.27 Crores).
- Local Authority Taxes / Cess / Royalty on property, utilities, etc. claims disputed by the Company relating to issues of applicability and determination aggregating Rs. 38.98 Crores (2008 - Rs. 37.34 Crores).
- Third party claims arising from disputes relating to contracts aggregating Rs. 14.05 Crores (2008 - Rs. 37.01 Crores).
- Other matters Rs. 2.92 Crores (2008 - Rs. 4.27 Crores).

(b) Guarantees and Counter Guarantees outstanding

- Excise Rs. 4.24 Crores (2008 - Rs. 4.24 Crores).
- Others Rs. Nil (2008 - Rs. 5.00 Crores).

(c) Uncalled liability on shares partly paid Rs. 26.40 Crores (2008 - Rs. 26.40 Crores).

	2009	**2008**
(iii) Earnings per share		
Earnings per share has been computed as under :		
(a) Profit after Taxation (Rs. Crores)	3263.59	3120.10
(b) Weighted average number of Ordinary Shares outstanding	3,77,02,64,256	3,76,41,67,486
(c) Effect of potential Ordinary Shares on Employee Stock Options outstanding	52,89,015	1,86,32,015
(d) Weighted average number of Ordinary Shares in computing diluted earnings per share [(b)+(c)]	3,77,55,53,271	3,78,27,99,501
(e) Earnings per share on profit after taxation (Face Value Re. 1.00 per share)		
– Basic [(a)/(b)]	Rs. 8.66	Rs. 8.29
– Diluted [(a)/(d)]	Rs. 8.64	Rs. 8.25

(iv) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors & Management Discussion and Analysis under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

19. Notes to the Accounts (Contd.)

(v) Research and Development expenses for the year amount to Rs. 64.08 Crores (2008 - Rs. 48.43 Crores).

(vi) Defined Benefit Plans/Long Term Compensated Absences - As per Actuarial Valuations as on March 31, 2009 and recognised in the financial statements in respect of Employee Benefit Schemes :

			For the year ended 31st March, 2009 (Rs. in Crores)			For the year ended 31st March, 2008 (Rs. in Crores)		
			Pension	**Gratuity**	**Leave Encashment**	Pension	Gratuity	Leave Encashment
			Funded		**Unfunded**	Funded		Unfunded
I		**Components of Employer Expense**						
	1	Current Service Cost	25.22	9.72	2.97	28.10	8.67	2.85
	2	Interest Cost	22.89	9.05	2.95	23.22	9.35	1.61
	3	Expected Return on Plan Assets	(25.56)	(11.40)	–	(25.02)	(11.31)	–
	4	Curtailment Cost/(Credit)	–	–	–	–	–	–
	5	Settlement Cost/(Credit)	–	–	–	–	–	–
	6	Past Service Cost	–	–	–	10.63	–	–
	7	Actuarial Losses/(Gains)	6.89	(0.42)	3.96	(22.14)	0.76	2.52
	8	**Total expense recognised in the Statement of Profit & Loss Account**	**29.44**	**6.95**	**9.88**	**14.79**	**7.47**	**6.98**

The Pension and Gratuity Expenses have been recognised in "Contribution to Provident and Other Funds" and Leave Encashment in "Salaries/Wages and Bonus" under Schedule 17.

			Pension	**Gratuity**	**Leave Encashment**	Pension	Gratuity	Leave Encashment
II		**Actual Returns**	28.77	15.82	–	27.98	10.78	–
III		**Net Asset / (Liability) recognised in Balance Sheet**						
	1	Present Value of Defined Benefit Obligation	370.84	145.04	45.64	341.30	136.22	40.36
	2	Fair Value on Plan Assets	374.69	170.31	–	355.53	155.39	–
	3	Status [Surplus/(Deficit)]	3.85	25.27	(45.64)	14.23	19.17	(40.36)
	4	Unrecognised Past Service Cost	–	–	–	–	–	–
	5	**Net Asset/(Liability) recognised in Balance Sheet**	**3.85**	**25.27**	**(45.64)**	**14.23**	**19.17**	**(40.36)**
IV		**Change in Defined Benefit Obligations (DBO)**						
	1	Present Value of DBO at the Beginning of Period	341.30	136.22	40.36	320.53	131.41	37.55
	2	Current Service Cost	25.22	9.72	2.97	28.10	8.67	2.85
	3	Interest Cost	22.89	9.05	2.95	23.22	9.35	1.61
	4	Curtailment Cost/(Credit)	–	–	–	–	–	–
	5	Settlement Cost/(Credit)	–	–	–	–	–	–
	6	Plan Amendments	–	–	–	10.63	–	–
	7	Acquisitions	–	–	–	–	–	–
	8	Actuarial (Gains)/Losses	10.10	4.00	3.96	(19.19)	0.24	2.52
	9	Benefits Paid	(28.67)	(13.95)	(4.60)	(21.99)	(13.45)	(4.17)
	10	**Present Value of DBO at the End of Period**	**370.84**	**145.04**	**45.64**	**341.30**	**136.22**	**40.36**

19. Notes to the Accounts (Contd.)

		For the year ended 31st March, 2009 (Rs. in Crores)			For the year ended 31st March, 2008 (Rs. in Crores)		
		Pension	**Gratuity**	**Leave Encashment**	Pension	Gratuity	Leave Encashment
V	**Change in Fair Value of Assets**						
1	Plan Assets at the Beginning of Period	355.53	155.39	–	311.77	146.08	–
2	Acquisition Adjustment	–	–	–	–	–	–
3	Expected Return on Plan Assets	25.56	11.40	–	25.02	11.31	–
4	Actuarial Gains/(Losses)	3.21	4.42	–	2.96	(0.53)	–
5	Actual Company Contributions	19.06	13.05	–	37.77	11.98	–
6	Benefits Paid	(28.67)	(13.95)	–	(21.99)	(13.45)	–
7	**Plan Assets at the End of Period**	**374.69**	**170.31**	**–**	**355.53**	**155.39**	**–**
VI	**Actuarial Assumptions**						
1	Discount Rate (%)	7.00	7.00	7.00	7.50	7.50	7.50
2	Expected Return on Plan Assets (%)	7.00	7.00	–	7.50	7.50	–

The estimates of future salary increases, considered in actuarial valuations take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

VII	**Major Category of Plan Assets as a % of the Total Plan Assets**	**As at 31st March, 2009**	As at 31st March, 2008
1	Government Securities/Special Deposit with RBI	32%	41%
2	High Quality Corporate Bonds	27%	22%
3	Insurance Companies	38%	29%
4	Mutual Funds	1%	6%
5	Cash and Cash Equivalents	2%	2%

VIII Basis used to determine the Expected Rate of Return on Plan Assets

The expected rate of return on plan assets is based on the current portfolio of assets, investment strategy and market scenario. In order to protect the capital and optimise returns within acceptable risk parameters, the plan assets are well diversified.

		For the year ended 31st March, 2009 (Rs. in Crores)			For the year ended 31st March, 2008 (Rs. in Crores)			For the year ended 31st March, 2007 (Rs. in Crores)		
		Pension	**Gratuity**	**Leave Encashment**	Pension	Gratuity	Leave Encashment	Pension	Gratuity	Leave Encashment
IX	**Net Asset/(Liability) recognised in Balance Sheet (including experience adjustment impact)**									
1	Present Value of Defined Benefit Obligation	370.84	145.04	45.64	341.30	136.22	40.36	320.53	131.41	37.55
2	Fair Value on Plan Assets	374.69	170.31	–	355.53	155.39	–	311.77	146.08	–
3	Status [Surplus/(Deficit)]	3.85	25.27	(45.64)	14.23	19.17	(40.36)	(8.76)	14.67	(37.55)
4	Experience Adjustment of Plan Assets [Gain/(Loss)]	1.50	3.53	–	2.96	(0.53)	–	–	–	–
5	Experience Adjustment of obligation [(Gain)/Loss]	(18.42)	(0.81)	2.96	(19.19)	0.24	2.52	–	–	–

19. Notes to the Accounts (Contd.)

(vii) Micro and Medium scale business entities :

There are no Micro, Small and Medium Enterprises, to whom the Company owes dues, which are outstanding for more than 45 days as at 31st March, 2009. This information as required to be disclosed under the Micro, Small and Medium Enterprises Development Act, 2006 has been determined to the extent such parties have been identified on the basis of information available with the Company.

(viii) The Company's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

(ix) The following donations were made to political parties during the year: Indian National Congress – Rs. 0.50 Crore (2008 - Rs. Nil), Bharatiya Janata Party – Rs. 0.50 Crore (2008 - Rs. Nil).

(x) Interests in Joint Ventures :

The Company's interest, as a venturer, in jointly controlled entities (Incorporated Joint Ventures) is :

Name	Country of Incorporation	**Percentage of Ownership interests as at 31st March, 2009**	Percentage of Ownership interests as at 31st March, 2008
Maharaja Heritage Resorts Limited	India	25%	50%
Sitel Operating Corporation India Limited (Formerly CLI3L e-Services Limited)	India	34%	50% minus 1 share

The Company's interest in these Joint Ventures is reported as Long Term Investments (Schedule -7) and stated at cost. However, the Company's share of each of the assets, liabilities, income and expenses, etc. (each without elimination of the effect of transactions between the Company and the Joint Venture) related to its interests in these Joint Ventures are :

		As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
I	**ASSETS**		
1	Fixed Assets	1.58	4.65
2	Investments	10.18	17.03
3	Current Assets, Loans and Advances		
	a) Sundry Debtors	3.60	8.88
	b) Cash and Bank Balances	0.62	0.19
	c) Other Current Assets	0.54	1.89
	d) Loans and Advances	2.46	3.01
4	Deferred Tax - Net	0.02	0.04
II	**LIABILITIES**		
1	Secured Loans	...	0.01
2	Current Liabilities and Provisions		
	a) Liabilities	4.37	6.27
	b) Provisions	1.21	0.15

Schedules to the Accounts

19. Notes to the Accounts (Contd.)

		For the year ended 31st March, 2009 (Rs. in Crores)	For the year ended 31st March, 2008 (Rs. in Crores)
III	**INCOME**		
1	Sales	35.01	54.14
2	Other Income	1.08	0.94
IV	**EXPENSES**		
1	Excise Duties and Taxes on Sales of Products and Services	0.14	0.16
2	Manufacturing, Selling etc. Expenses	28.19	42.83
3	Depreciation	1.24	3.83
4	Provision for Taxation	0.63	0.09

(xi) DIRECTORS' REMUNERATION

Salaries	5.46	5.49
Performance Bonus to Wholetime Directors	9.39	9.44
Other Benefits	1.16	1.03
Commission, etc. to Non-Wholetime Directors	0.62	0.40
Directors' Fees	0.17	0.13
	16.80	**16.49**

The above excludes contribution to the approved group pension and gratuity funds, which are actuarially determined on an overall basis.

Computation of Net Profit and Directors' Commission :

Profit before Taxation		4825.74		4571.77
Add :				
– Directors' Remuneration	16.80		16.49	
– Wealth Tax - Net	1.66		1.53	
– Depreciation	549.41	567.87	438.46	456.48
		5393.61		5028.25
Less :				
– Depreciation under Section 350 of the Companies Act, 1956		549.41		438.46
Profit for the purpose of Directors' Commission		4844.20		4589.79
Non-Wholetime Directors' Commission @ 1%		48.44		45.90
Payable for the Year		0.62		0.40

19. Notes to the Accounts (Contd.)

(xii) Derivative Instruments :

The Company uses Forward Exchange Contracts and Currency Options to hedge its exposures in foreign currency related to firm commitments and highly probable forecasted transactions. The information on Derivative Instruments is as follows:

a) Derivative Instrument outstanding as at year end :

(in Million)

	As at 31st March, 2009		As at 31st March, 2008	
Currency Pair	**Buy**	**Sell**	Buy	Sell
(i) Forward Exchange Contracts				
USD/INR	8.58	60.00	83.00	157.46
EUR/USD	28.37	0.50	11.00	1.00
GBP/USD	–	–	–	1.00
JPY/USD	–	–	299.87	–
CHF/USD	0.50	–	5.50	–
(ii) Currency Options				
USD/INR	–	–	163.00	91.00
GBP/USD	–	–	–	2.00
EUR/USD	–	–	23.00	–

b) Foreign Exchange Currency Exposures that have not been hedged by a Derivative Instrument or otherwise as at year end :

(in Million)

	As at 31st March, 2009			As at 31st March, 2008		
Currency Pair	**Buy**	**Sell**	**Net***	Buy	Sell	Net*
USD/INR	65.19	55.49	9.70	47.06	21.24	25.82
EUR/USD	3.97	3.85	0.12	–	3.35	(3.35)
GBP/USD	0.45	1.01	(0.56)	0.75	–	0.75
JPY/USD	12.61	–	12.61	16.69	–	16.69
SEK/USD	0.47	–	0.47	1.74	–	1.74
CHF/USD	0.26	–	0.26	–	–	–
SGD/USD	0.11	–	0.11	0.16	–	0.16
DKK/USD	–	–	–	0.02	–	0.02
CAD/USD	0.02	0.20	(0.18)	–	0.11	(0.11)
AUD/USD	0.03	–	0.03	0.35	–	0.35

* Figures in brackets indicate Open Exports. Figures without brackets indicate Open Imports.

(xiii) The disclosures in respect of Employees Stock Option Scheme which are outlined in this year's Annexure to the Report of the Directors & Management Discussion and Analysis and Report on Corporate Governance are treated as an annexure to these accounts.

19. Notes to the Accounts (Contd.)

(xiv) ADDITIONAL INFORMATION PURSUANT TO THE PROVISIONS OF PARAGRAPHS 3, 4C & 4D OF PART II OF SCHEDULE VI OF THE COMPANIES ACT, 1956.

(A) Licensed & Installed Capacity and Actual Production

Class of Goods	Unit of Quantity	CAPACITY Registered/Licensed 2009	CAPACITY Registered/Licensed 2008	CAPACITY Installed 2009	CAPACITY Installed 2008	PRODUCTION 2009	PRODUCTION 2008
Cigarettes	Million	1,23,547 (a)	1,23,547 (a)	1,09,839	1,08,570	69,461	65,770
Smoking Tobacco	Tonne	N.A.	N.A.	N.A.	N.A.	274	222
Printing and Packaging including Flexibles *	Tonne	N.A.	N.A.	80,712	72,734	65,031 (b)	62,263 (b)
Redried Tobacco	Tonne	N.A.	N.A.	N.A.	N.A.	1,05,495 (b)	1,13,950 (b)
Pulp	Tonne	N.A.	N.A.	2,35,000	2,35,000	2,02,765 (b)	1,13,600 (b)
Paperboards and Paper	Tonne	N.A.	N.A.	4,52,500(c)	3,52,500(c)	4,69,335 (b)	4,14,714 (b)
Packaged Food Products	Tonne	N.A.	N.A.	59,740	49,840	25,044	11,763
Personal Care Products	Tonne	N.A.	N.A.	58,902	48,288	11,950	4,063

a) The "Registered/Licensed Capacity" (including as approved by "Letters of Intent") is exclusive of additional capacities permissible under the policy of the Government of India.

b) Includes production meant for internal consumption.

c) Based on Capacity rated by manufacturers at the time of installation.

* Includes Corrugated Fibre Board Containers

N.A. – Not Applicable

(B) Particulars in respect of Sales*

	Unit of Quantity	QUANTITY 2009	QUANTITY 2008	VALUE (Rs. in Crores) 2009	VALUE (Rs. in Crores) 2008
Cigarettes	Million	78,370	80,723	15100.92	13815.54
Smoking Tobacco	Tonne	297	195	13.79	9.74
Printed Materials	Tonne	22,525	19,300	206.62	163.19
Agri Products					
– Unmanufactured Tobacco	Tonne	63,642	62,028	782.35	511.40
– Soya Extraction	Tonne	1,12,812	2,82,603	188.02	383.71
– Soya Oil	Tonne	15,480	56,126	71.89	269.42
– Soya Seeds	Tonne	2,26,343	2,93,781	477.50	511.94
– Rice	Tonne	17,099	1,29,836	55.15	170.55
– Coffee	Tonne	27,774	25,265	274.16	218.69
– Others				320.56	357.33
Paperboards and Paper	Tonne	3,66,474	3,29,423	1512.38	1255.33
Packaged Food Products	Tonne	6,61,812	6,98,272	1938.46	1717.08
Hotel Sales/Income from Services				1014.56	1093.48
Others (Branded Garments, Education and Stationery products, Personal Care products, Matches, etc.)				1187.17	878.54
TOTAL				**23143.53**	**21355.94**

* Net of Sales Returns and Damaged Stocks, etc.

Schedules to the Accounts

19. Notes to the Accounts (Contd.)

(C) Details of Finished Goods

	Unit of Quantity	Quantity		Value (Rs. in Crores)	
		2009	2008	**2009**	2008
(i) Opening Stock					
Cigarettes	Million	3,881	4,138	476.88	445.76
Smoking Tobacco	Tonne	39	20	0.86	0.67
Printed Materials	Tonne	606	578	6.18	6.96
Agri Products					
– Soya Extraction	Tonne	14,559	38,172	19.98	40.55
– Soya Oil	Tonne	1,033	1,572	4.90	11.22
– Rice	Tonne	7,469	37,257	13.35	43.20
– Coffee	Tonne	2,959	4,445	28.53	35.02
– Others				26.56	146.10
Paperboards and Paper	Tonne	20,718	13,142	77.07	47.91
Packaged Food Products	Tonne	35,095	27,537	128.51	53.24
Other Goods				251.46	172.26
Packing Materials				15.41	26.23
				1049.69	**1029.12**
(ii) Closing Stock					
Cigarettes	Million	9,382	3,881	1148.12	476.88
Smoking Tobacco	Tonne	8	39	0.71	0.86
Printed Materials	Tonne	404	606	3.83	6.18
Agri Products					
– Soya Extraction	Tonne	522	14,559	0.28	19.98
– Soya Oil	Tonne	–	1,033	–	4.90
– Rice	Tonne	–	7,469	–	13.35
– Coffee	Tonne	3,059	2,959	27.88	28.53
– Others				38.18	26.56
Paperboards and Paper	Tonne	22,285	20,718	83.71	77.07
Packaged Food Products	Tonne	31,127	35,095	78.97	128.51
Other Goods				274.01	251.46
Packing Materials				12.31	15.41
				1668.00	**1049.69**
(iii) Purchases and Contract Manufacturing Charges					
Cigarettes	Million	14,508	14,873	26.68	19.15
Agri Products					
– Soya Extraction	Tonne	99,977	2,61,766	61.37	20.71
– Soya Oil	Tonne	14,696	55,587	9.14	15.20
– Rice	Tonne	–	1,00,178	–	109.17
– Soya Seeds	Tonne	2,26,343	2,93,781	393.39	454.71
– Coffee	Tonne	28,341	23,778	146.71	124.68
– Others				180.13	135.36
Packaged Food Products	Tonne	6,33,056	6,94,068	177.34	164.77
Other Goods				511.52	564.88
Packing Materials				33.69	47.88
				1539.97	**1656.51**

(D) Details of Raw Materials Consumed during the year*

	Unit of Quantity	Quantity 2009	Quantity 2008	Value 2009	Value 2008
Unmanufactured Tobacco	Tonne	1,48,021	1,46,912	1128.18	808.28
Waste Paper and Pulp	Tonne	2,25,936	2,74,438	434.17	444.45
Hardwood and Bamboo	BDT**	5,34,067	3,01,812	241.24	133.21
Soya Seeds	Tonne	72,717	3,19,538	189.63	507.54
Wheat	Tonne	5,73,714	6,12,194	652.07	583.16
Other Agri Products	Tonne	71,876	55,915	281.36	197.55
Board	Tonne	11,114	10,475	126.12	102.31
Filter Rods	Million	14,366	11,475	166.04	123.03
Aluminium Foil/Metallised Paper	Bobbin	7,07,698	6,53,446	63.29	56.93
BOPP/Viscose Film	Tonne	2,172	2,028	35.54	32.95
Wheat Flour/Maida	Tonne	23,061	25,907	32.31	33.32
Sugar	Tonne	60,027	59,217	95.56	97.61
Hydrogenated Vegetable Oil	Tonne	28,804	25,386	151.43	106.46
Others				1537.87	1250.52
				5134.81	**4477.32**

* Relates to the Company's main products and the principal raw materials.
** BDT-Bone Dry Tonne

19. Notes to the Accounts (Contd.)

(E) Value of Raw Materials, Spare Parts and Components Consumed during the year

	(Percentage)		Value (Rs. in Crores)	
	2009	2008	**2009**	2008
Raw Materials				
Imported	12.99	12.79	666.78	572.57
Indigenous	87.01	87.21	4468.03	3904.75
	100.00	**100.00**	**5134.81**	**4477.32**
Spare Parts and Components				
Imported	25.78	26.52	48.77	46.13
Indigenous	74.22	73.48	140.42	127.83
	100.00	**100.00**	**189.19**	**173.96**

(F) Earnings etc. in Foreign Exchange during the year (on realisation basis)

	2009 (Rs. in Crores)	2008 (Rs. in Crores)
Export of Goods (F.O.B.)	1699.54	1574.56
Dividend	4.64	–
Hotel Earnings	446.25	515.25
Other Earnings	75.28	78.60
	2225.71	**2168.41**

(G) Value of Imports during the year (C.I.F. Basis)

Raw Materials	717.91	516.40
Components and Spare Parts	65.72	71.26
Capital Goods	344.74	453.01
Other Goods (including imports under eligible Export House Scheme)	15.56	10.43
	1143.93	**1051.10**

(H) Expenditure in Foreign Currency during the year (on payment basis)

Professional Fees	43.10	31.20
Advertising/Sales Promotion	0.61	0.64
Export Promotion Expenses	3.90	8.78
Training	1.69	1.41
Hotel Reservation/Marketing Expenses	34.45	31.85
Licence Fees	1.22	0.85
Miscellaneous Expenditure	31.83	33.07
	116.80	**107.80**

(I) Remittances in Foreign Currencies on account of Dividends

Financial Year	On Account of	No. of Shares held	No. of Non-Resident Shareholders	(Rs. in Crores)
2008/2009	2007/2008	1,23,23,25,858	61	431.31
2007/2008	2006/2007	1,25,39,97,396	68	388.74

Schedules to the Accounts

20. Segment Reporting

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS) (Rs. in Crores)

	2009 External Sales	2009 Inter Segment Sales	2009 Total	2008 External Sales	2008 Inter Segment Sales	2008 Total
1. Segment Revenue						
FMCG - Cigarettes	15115.07	–	15115.07	13825.60	–	13825.60
FMCG - Others	3010.00	4.04	3014.04	2508.25	2.80	2511.05
FMCG - Total	**18125.07**	**4.04**	**18129.11**	**16333.85**	**2.80**	**16336.65**
Hotels	1014.56	5.71	1020.27	1093.48	6.72	1100.20
Agri Business	2284.44	1561.54	3845.98	2503.03	1365.41	3868.44
Paperboards, Paper and Packaging	1719.46	1102.50	2821.96	1425.58	938.75	2364.33
Segment Total	**23143.53**	**2673.79**	**25817.32**	**21355.94**	**2313.68**	**23669.62**
Eliminations			(2673.79)			(2313.68)
Total Revenue			**23143.53**			**21355.94**
2. Segment Results						
FMCG - Cigarettes			4183.77			3634.04
FMCG - Others			(483.45)			(263.52)
FMCG - Total			**3700.32**			**3370.52**
Hotels			316.18			410.77
Agri Business			256.18			129.19
Paperboards, Paper and Packaging			508.63			453.14
Segment Total			**4781.31**			**4363.62**
Eliminations			(102.12)			(35.84)
Consolidated Total			**4679.19**			**4327.78**
Unallocated corporate expenses net of unallocated income			177.06			132.07
Profit before interest, etc. and taxation			**4502.13**			**4195.71**
Interest etc. paid - Net			18.32			4.61
Interest on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc.			341.93			380.67
Profit before taxation			**4825.74**			**4571.77**
Provision for taxation			1562.15			1451.67
Profit after taxation			**3263.59**			**3120.10**

3. Other Information

	2009 Segment Assets	2009 Segment Liabilities*	2008 Segment Assets	2008 Segment Liabilities*
FMCG - Cigarettes	4255.47	1178.92	3247.48	932.84
FMCG - Others	2388.53	301.90	2141.17	314.51
FMCG - Total	**6644.00**	**1480.82**	**5388.65**	**1247.35**
Hotels	2368.83	179.94	2048.63	183.31
Agri Business	1278.03	239.71	1771.14	302.17
Paperboards, Paper and Packaging	4183.72	412.57	3690.15	425.97
Segment Total	**14474.58**	**2313.04**	**12898.57**	**2158.80**
Unallocated Corporate Assets/Liabilities	5300.13	3726.59	4638.62	3320.72
Total	**19774.71**	**6039.63**	**17537.19**	**5479.52**

	2009 Capital Expenditure	2009 Depreciation	2009 Non Cash expenditure other than depreciation	2008 Capital Expenditure	2008 Depreciation	2008 Non Cash expenditure other than depreciation
FMCG - Cigarettes	495.36	157.62	5.40	445.08	133.99	5.13
FMCG - Others	181.58	66.49	0.94	308.79	42.17	0.53
FMCG - Total	**676.94**	**224.11**	**6.34**	**753.87**	**176.16**	**5.66**
Hotels	367.02	67.57	3.75	302.37	64.27	9.22
Agri Business	36.81	38.94	0.26	114.29	38.49	4.75
Paperboards, Paper and Packaging	578.78	192.31	14.82	886.32	135.69	2.26
Segment Total	**1659.55**	**522.93**	**25.17**	**2056.85**	**414.61**	**21.89**

* Segment Liabilities of FMCG - Cigarettes is before considering provision of Rs. 575.43 Crores (2008 – Rs. 598.42 Crores) in respect of disputed State Taxes, the levy/collection of which has been stayed. These have been included under 'Unallocated Corporate Liabilities'.

20. Segment Reporting (Contd.)

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

(Rs. in Crores)

	2009	2008
1. **Segment Revenue**		
– Within India	21381.60	19661.21
– Outside India	1761.93	1694.73
Total Revenue	**23143.53**	**21355.94**
2. **Segment Assets**		
– Within India	14461.58	12890.36
– Outside India	13.00	8.21
Total Assets	**14474.58**	**12898.57**
3. **Capital Expenditure**		
– Within India	1659.55	2056.85
– Outside India	–	–
Total Capital Expenditure	**1659.55**	**2056.85**

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG :	Cigarettes	– Cigarettes & Smoking Mixtures.
:	Others	– Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery products, Matches, Agarbattis and Personal Care products.
Hotels		– Hoteliering.
Paperboards, Paper & Packaging		– Paperboards, Paper including Specialty Paper and Packaging including flexibles.
Agri Business		– Agri commodities such as rice, soya, coffee and leaf tobacco.

(3) The geographical segments considered for disclosure are :

- Sales within India.
- Sales outside India.

(4) Segment results of 'FMCG : Others' are after considering significant business development, brand building and gestation costs of Branded Packaged Foods and Personal Care Products businesses.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the strategic e-Choupal initiative.

Schedules to the Accounts

21. Related Party Disclosures

1. ENTERPRISES WHERE CONTROL EXISTS:

i) Subsidiaries :

a) Srinivasa Resorts Limited
b) Fortune Park Hotels Limited
c) Bay Islands Hotels Limited
d) Russell Credit Limited and its subsidiaries
    Greenacre Holdings Limited
    Wimco Limited and its subsidiaries
        Pavan Poplar Limited
        Prag Agro Farm Limited
    Technico Pty Limited, Australia and its subsidiaries
        Technico ISC Pty Limited, Australia
        Technico Agri Sciences Limited (formerly known as Chambal Agritech Limited)
        Technico Technologies Inc., Canada
        Technico Asia Holdings Pty Limited, Australia and its subsidiary
            Technico Horticultural (Kunming) Co. Limited, China
e) ITC Infotech India Limited and its subsidiaries
    ITC Infotech Limited
    ITC Infotech (USA), Inc. and its subsidiary
        Pyxis Solutions, LLC (became subsidiary with effect from 11.08.2008)
f) Wills Corporation Limited
g) Gold Flake Corporation Limited
h) Landbase India Limited
i) BFIL Finance Limited and its subsidiary
    MRR Trading & Investment Company Limited
j) Surya Nepal Private Limited
k) King Maker Marketing, Inc.

The above list does not include:

a) ITC Global Holdings Pte. Limited, Singapore (under liquidation)
    Hup Hoon Traders Pte. Limited, Singapore
    AOZT "Hup Hoon", Moscow
    Hup Hoon Impex SRL, Romania
    Fortune Tobacco Co. Limited, Cyprus
    Fortune Tobacco Company Inc.,USA and
b) BFIL Securities Limited (a subsidiary of BFIL Finance Ltd.) which is under voluntary winding up proceedings.

ii) Other entities under control of the Company:

a) ITC Sangeet Research Academy
b) ITC Education Trust
c) ITC Rural Development Trust

2. OTHER RELATED PARTIES WITH WHOM THE COMPANY HAD TRANSACTIONS, etc.

i) Associates & Joint Ventures:

Associates

a) Gujarat Hotels Limited
b) Russell Investments Limited
c) ATC Limited (formerly Asia Tobacco Company Limited)
d) Classic Infrastructure & Development Limited
e) International Travel House Limited
f) Divya Management Limited
g) Antrang Finance Limited
    - being associates of the Company, and
h) Tobacco Manufacturers (India) Limited, UK
    of which the Company is an associate.

21. Related Party Disclosures (contd.)

Joint Ventures

a) Maharaja Heritage Resorts Limited

b) Sitel Operating Corporation India Limited (formerly CLI3L e-Services Limited)

Joint Ventures of the Company's subsidiaries

a) ITC Filtrona Limited (a joint venture of Gold Flake Corporation Limited)

ii) a) Key Management Personnel:

Y. C. Deveshwar	Executive Chairman
A. Singh	Executive Director
K. Vaidyanath	Executive Director
S. S. H. Rehman	Executive Director (retired w.e.f 20.03.2009)
A. Baijal	Non-Executive Director
R. K. Kaul	Non-Executive Director
S. H. Khan	Non-Executive Director
S. B. Mathur	Non-Executive Director
D. K. Mehrotra	Non-Executive Director
H. G. Powell	Non-Executive Director (w.e.f. 07.05.2008)
P. B. Ramanujam	Non-Executive Director
A. Ruys	Non-Executive Director (w.e.f. 20.01.2009)
B. Sen	Non-Executive Director
B. Vijayaraghavan	Non-Executive Director
J. P. Daly	Non-Executive Director (retired w.e.f. 07.01.2009)
Ram S. Tarneja	Non-Executive Director (retired w.e.f. 26.08.2008)
A. Nayak	Permanent Invitee - Corporate Management Committee
R. Srinivasan	Permanent Invitee - Corporate Management Committee
K. N. Grant	Permanent Invitee - Corporate Management Committee (w.e.f. 13.11.2008)
N. Anand	Permanent Invitee - Corporate Management Committee (w.e.f. 13.11.2008)
P. Chatterjee	Permanent Invitee - Corporate Management Committee (w.e.f. 13.11.2008)
R. G. Jacob	Special Invitee - Corporate Management Committee

b) Relative of Key Management Personnel:

Mrs. B. Deveshwar (wife of Mr. Y. C. Deveshwar)

Mrs. T. Anand (wife of Mr. N. Anand)

iii) Employees' Benefit Plans where there is significant influence:

a) IATC Provident Fund
b) IATC Staff X Provident Fund
c) ITC Management Staff Gratuity Fund
d) ITC Employees Gratuity Fund
e) ITC Gratuity Fund 'C'
f) ITC Pension Fund
g) ILTD Seasonal Employees Pension Fund
h) ITC Platinum Jubilee Pension Fund
i) Tribeni Tissues Limited Provident Fund
j) Tribeni Tissues Limited Gratuity Fund
k) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund
l) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A'
m) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B'
n) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C'
o) ITC Bhadrachalam Paperboards Limited Staff Provident Fund

21. Related Party Disclosures (contd.)

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES AS ON 31.03.2009 (Rs. in Crores)

	RELATED PARTY TRANSACTION SUMMARY	Enterprises where control exists				Associates & Joint Ventures		Key Management Personnel		Employee Trusts		Total	
		Subsidiaries		Others									
		2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
1.	Sale of Goods/Services	152.18	136.09			12.47	12.07					164.65	148.16
2.	Purchase of Goods/Services	275.25	281.89			185.92	147.68					461.17	429.57
3.	Acquisition cost of Fixed Assets	1.87	1.92	30.75								32.62	1.92
4.	Sale of Fixed Assets/Scrap					0.10	0.03					0.10	0.03
5.	Acquisition of Investments												
	- Issue of Right Shares of ITC Infotech India Limited	60.00										60.00	
6.	Interest Income							0.18	0.02			0.18	0.02
7.	Remuneration to Key Management Personnel												
	- Directors [See Schedule 19 (xi)]							16.80	16.49			16.80	16.49
	- Others							3.50	3.04			3.50	3.04
8.	Rent Paid	4.19	6.52					0.83*	0.55*			5.02	7.07
9.	Reimbursement of Contractual Remuneration	0.61	0.47			0.13	0.15					0.74	0.62
10.	Remuneration of Managers on Deputation Recovered	8.14	7.74			1.42	1.67					9.56	9.41
11.	Donations			2.90	2.16							2.90	2.16
12.	Contributions to Employees' Benefit Plans									49.74	66.44	49.74	66.44
13.	Dividend Income	85.34	93.29			12.55	0.44					97.89	93.73
14.	Dividend Payments					347.47	307.76	0.91	0.86			348.38	308.62
15.	Expenses Recovered	11.69	11.97	0.05	0.08	4.66	6.64					16.40	18.69
16.	Expenses Reimbursed	4.13	4.82	0.05	0.07	1.29	2.45					5.47	7.34
17.	Loans Given												
	- ITC Infotech India Ltd.	192.67	112.21									192.67	112.21
	- Russell Credit Ltd.	63.45	126.31									63.45	126.31
	- Others		4.00										4.00
18.	Receipt towards Loan Repayment												
	- ITC Infotech India Ltd.	193.38	66.93									193.38	66.93
	- Russell Credit Ltd.	59.35	126.31									59.35	126.31
	- Others	0.90	1.50					0.41	0.14			1.31	1.64
19.	Advances Given	41.71	13.87			2.66	1.55					44.37	15.42
20.	Receipt towards Refund of Advances	1.71	3.07			3.28	2.79					4.99	5.86
21.	Advance Received	33.84	56.22									33.84	56.22
22.	Payment towards Refund of Advances	46.46	32.30									46.46	32.30
23.	Deposits Received during the year		...				0.03						0.03
24.	Deposits Refunded during the year					1.48	0.31					1.48	0.31
25.	Deposits Given during the year							0.05	0.27*			0.05	0.27
26.	Receipt towards Refund of Deposits						42.29						42.29
27.	**Balances as on 31st March**												
	i) Debtors/Receivables	13.08	13.26	0.01		2.56	14.18					15.65	27.44
	ii) Advances Given	136.17	96.16			4.98	5.60			29.12	33.40	170.27	135.16
	iii) Loans Given	239.13	236.64					0.67	0.86			239.80	237.50
	iv) Deposits With	2.56	2.56			0.10	0.10	0.59*	0.31*			3.25	2.97
	v) Advance Taken	11.32	23.94									11.32	23.94
	vi) Deposits From		...			1.60	3.08					1.60	3.08
	vii) Creditors/Payables	10.84	16.87			6.18	5.59					17.02	22.46
	viii) Investments in Non-Convertible Debentures	15.00	15.00									15.00	15.00
28.	Provision for subsidiary as at 31st March	58.00	50.00									58.00	50.00
29.	In addition, remuneration of managers on deputation, absorbed	2.20	1.34	0.12	0.08	0.35	0.74					2.67	2.16

* Includes transactions Rs. 0.58 Crore (2008 : Rs. 0.52 Crore); Balance Rs. 0.47 Crore (2008 : Rs. 0.27 Crore) with relatives of Key Management Personnel.

22. Significant Accounting Policies

IT IS CORPORATE POLICY

Convention
To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies is set out below. The financial statements have also been prepared in accordance with relevant presentational requirements of the Companies Act, 1956.

Basis of Accounting
To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as and when undertaken as detailed below.

Fixed Assets
To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation/system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

To charge off as a revenue expenditure all upgradation/ enhancements unless they bring similar significant additional benefits.

Depreciation
To calculate depreciation on Fixed Assets and Intangible Assets in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or, where specified, lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

To amortise capitalised software costs over a period of five years.

Revaluation of Assets
As and when Fixed Assets are revalued, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Investments
To state Current Investments at lower of cost and fair value; and Long Term Investments, including in Joint Ventures and Associates, at cost. Where applicable, provision is made where there is a permanent fall in valuation of Long Term Investments.

Inventories
To state inventories including work-in-progress at lower of cost and net realisable value. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

Sales
To state net sales after deducting taxes and duties from invoiced value of goods and services rendered.

Investment Income
To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend
To provide for Dividends (including income tax thereon) in the books of account as proposed by the Directors, pending approval at the Annual General Meeting.

Employee Benefits
To make regular monthly contributions to various Provident Funds which are in the nature of defined contribution scheme and such paid/payable amounts are charged against revenue. To administer such Funds through duly constituted and approved independent trusts with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

To administer through duly constituted and approved independent trusts, various Gratuity and Pension Funds

22. Significant Accounting Policies (Contd.)

which are in the nature of defined benefit/contribution schemes. To determine the liabilities towards such schemes, as applicable, and towards employee leave encashment by an independent actuarial valuation as per the requirements of Accounting Standard – 15 (revised 2005) on "Employee Benefits". To determine actuarial gains or losses and to recognise such gains or losses immediately in Profit and Loss Account as income or expense.

To charge against revenue, actual disbursements made, when due, under the Workers' Voluntary Retirement Scheme.

Lease Rentals
To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development
To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income
To provide Current tax as the amount of tax payable in respect of taxable income for the period.

To provide Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation
To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains/Losses arising out of fluctuations in the exchange rates are recognised in the Profit and Loss Account in the period in which they arise.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts.

To account for profit/loss arising on cancellation or renewal of forward exchange contracts as income/expense for the period.

To account for premium paid on currency options in the Profit and Loss Account at the inception of the option.

To account for profit/loss arising on settlement or cancellation of currency option as income/expense for the period.

To recognise the net mark to market loss in the Profit and Loss Account on the outstanding portfolio of options as at the Balance Sheet date, and to ignore the net gain, if any.

To account for gains/losses in the Profit and Loss Account on foreign exchange rate fluctuations relating to monetary items at the year end.

Claims
To disclose claims against the Company not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting
To identify segments based on the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter-segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems
To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance with the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by the Division with each Division incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

	Y. C. DEVESHWAR	*Chairman*
Kolkata	K. VAIDYANATH	*Director*
22nd May, 2009	B. B. CHATTERJEE	*Secretary*

Report of the Auditors
to the Members

1. We have audited the attached balance sheet of ITC Limited as at 31st March, 2009 and also the profit and loss account and the cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   i) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii) in our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books;

   iii) the balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

   iv) in our opinion, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   v) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      a) in the case of the balance sheet, of the state of affairs of the company as at 31st March, 2009;

      b) in the case of the profit and loss, of the profit for the year ended on that date; and

      c) in the case of the cash flow statement, of the cash flows for the year ended on that date.

5. On the basis of the written representations received from the directors, as on 31st March, 2009, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2009 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

For A. F. Ferguson & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata
May 22, 2009

Annexure to the Auditors' Report to the Members of ITC Limited

[Referred to in paragraph (3) thereof]

(i) (a) The company is maintaining proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) In our opinion, the fixed assets have been physically verified by the management at reasonable intervals, having regard to the size of the company and the nature of its assets. No material discrepancies between the book records and the physical inventory are noticed.

(c) During the year, in our opinion, a substantial part of fixed assets has not been disposed off by the company.

(ii) (a) The inventory of the company has been physically verified by the management during the year excepting material lying with third parties (which have substantially been confirmed). In our opinion, the frequency of verification is reasonable.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventory followed by the management were found reasonable and adequate in relation to the size of the company and the nature of its business.

(c) On the basis of our examination of records of inventory, in our opinion, the company has maintained proper records of inventory and the discrepancies noticed on physical verification between the physical stocks and the book records were not material in relation to the operations of the company.

(iii) (a) The company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. As the company has not granted any loans, secured or unsecured, to parties listed in the Register maintained under Section 301 of the Companies Act, 1956, paragraphs (iii)(b), (c) and (d) of the Order, are not applicable.

(b) The company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. As the company has not taken any loans, secured or unsecured, from parties listed in the Register maintained under Section 301 of the Companies Act, 1956, paragraphs (iii)(f) and (g) of the Order, are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there are adequate internal control systems commensurate with the size of the company and the nature of its business for the purchase of inventory, fixed assets and for the sale of goods and services. Further, on the basis of our examinations and according to the information and explanations given to us, we have neither come across nor have we been informed of any instance of major weaknesses in the aforesaid internal control systems.

(v) (a) In our opinion and according to the information and explanations given to us, there are no contracts or arrangements that need to be entered into the Register maintained under Section 301 of the Companies Act, 1956.

(b) In our opinion and according to the information and explanations given to us, as there are no contracts or arrangements that need to be entered into the Register maintained under Section 301 of the Companies Act, 1956, paragraph (v)(b) of the Order is not applicable.

(vi) In our opinion and according to the information and explanations given to us, the company has complied with the provisions of Sections 58A and 58AA and the other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 as applicable, with regard to the deposits accepted from the public. According to the information and explanations given to us, in this regard, no Order under the aforesaid sections has been passed by the Company Law Board or National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal on the company.

(vii) In our opinion, the company has an internal audit system commensurate with the size of the company and the nature of its business.

(viii) To the best of our knowledge, the Central Government has not prescribed the maintenance of cost records under Section 209 (1)(d) of the Companies Act, 1956, for any of the products of the company excepting paper, soaps & detergents and cosmetics & toiletries, for which, in our opinion, prima facie, the prescribed accounts and records have been maintained and are being made up. We are not required to and accordingly, have not made a detailed examination of the records.

(ix) (a) According to the information and explanations given to us and according to the books and records as produced and examined by us, in our opinion, the company is regular in depositing undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income-tax, sales-tax, wealth tax, service tax, customs duty, excise duty, cess and other material statutory dues as applicable with the appropriate authorities.

(b) As at 31st March, 2009, according to the records of the company and the information and explanations given to us, the following are the particulars of dues on account of income-tax, sales-tax, wealth tax, service tax, customs duty, excise duty and cess matters that have not been deposited on account of any dispute :

Name of the statute	Nature of the dues	Amount (Rs. in Crores)	Period to which the amount relates	Forum where pending
			Various years covering the period	
Sales Tax and VAT Laws	Sales tax and VAT	9.37	1987-2009	Appellate Authority – upto Commissioners' / Revisional authorities level
		6.06	1994-2009	Appellate Authority – Tribunal level
		181.14	1998-2009	High Court
Customs Act, 1962	Customs duty	3.73	1998-2007	Appellate Authority – Tribunal level
Central Excise Act, 1944	Excise duty	50.66	1980-2009	Appellate Authority – upto Commissioners' / Revisional authorities level
		16.76	1973-2008	Appellate Authority – Tribunal level
		17.13	1998-2004	High Court
Finance Act, 1994	Service tax	169.89	2003-2009	Appellate Authority – upto Commissioners' / Revisional authorities level
		3.01	1999-2008	Appellate Authority – Tribunal level
Income Tax Act, 1961	Income Tax	0.25	2003-2005	Appellate Authority – Tribunal level

Out of the total disputed dues aggregating Rs. 458.00 Crores as above, Rs. 236.97 Crores has been stayed for recovery by the relevant authorities.

(x) The company does not have accumulated losses as at 31st March, 2009 and has not incurred cash losses during the financial year ended on that date or in the immediately preceding financial year.

(xi) According to the information and explanations given to us, the company has not defaulted in repayment of dues to any financial institution, bank or to debenture holders during the year.

(xii) According to the information and explanations given to us, the company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) The provisions of any special statute as specified under paragraph (xiii) of the Order are not applicable to the company.

(xiv) In our opinion and according to the information and explanations given to us, the company is not a dealer or trader in securities.

(xv) According to the information and explanations given to us, the company has not given any guarantees for loans taken by others from banks or financial institutions.

(xvi) According to the information and explanations given to us, the term loans have been applied for the purpose for which they were obtained.

(xvii) Based on the information and explanations given to us and on an overall examination of the balance sheet of the company, in our opinion, there are no funds raised on a short term basis which have been used for long term investment.

(xviii) The company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956 during the year.

(xix) As the company has no debentures outstanding at any time during the year, paragraph (xix) of the Order is not applicable to the company.

(xx) The company has not raised any money by public issue during the year.

(xxi) According to the information and explanations given to us, during the year, no material fraud on or by the company has been noticed or reported.

For A. F. Ferguson & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata
May 22, 2009

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 1985 — State Code 21

Balance Sheet Date 31 03 09 (Day Month Year)

II. Capital raised during the year (Amount in Rs. Thousands)*

Public Issue: N.A.	Rights Issue: N.A.
Bonus Issue: N.A.	Private Placement: N.A.

* Issue of shares upon exercise of Options under Employee Stock Option Schemes : Rs. 5790

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities: 194848299	Total Assets: 194848299

Sources of Funds

Paid up Capital: 3774400	Reserves & Surplus: 133576446
Secured Loans: 116309	Unsecured Loans: 1659154
Deferred Tax: 8671900	Current Liabilities & Provision: 47050090

Application of Funds

Net Fixed Assets: 84859666	Investments: 28377487
Current Assets: 81611146	Misc. Expenditure: N.A.
Accumulated Losses: N.A.	

IV. Performance of Company (Amount in Rs. Thousands)

Turnover**: 236784624	Total Expenditure: 188527206

** Includes Other Income

+ ✓ Profit/Loss Before Tax: 48257418	+ ✓ Profit/Loss After Tax: 32635905

(Please tick appropriate box + for profit, – for loss)

Earnings Per Share in Rs.: 8.66	Dividend Rate %: 370

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

	Item Code No. (ITC Code)	Product Description
a)	2402	CIGARETTES
b)	4810	PAPER & PAPERBOARD COATED ONE OR BOTH SIDES WITH KAOLIN
c)	#N.A.	HOTELS

No item code has been assigned to 'Hotels' under the Indian Trade Classification.

Guide to Subsidiaries / Joint Ventures / Associates

Subsidiaries of ITC Limited

Russell Credit Limited (Russell)

Shareholding

100% held by ITC Limited.

Nature of Business

Investment Company. Its activities are primarily confined to making long term investments in strategic thrust areas for ITC, namely FMCG, Hotels & Tourism, Paper, Paperboards & Packaging, Agri Business and Information Technology.

Subsidiaries of Russell

Greenacre Holdings Limited, a wholly owned subsidiary, is engaged in property infrastructure maintenance.

Russell holds 96.82% of Wimco Limited, which is engaged primarily in the manufacture of matches. Wimco Limited has two wholly owned subsidiaries, namely Pavan Poplar Limited and Prag Agro Farm Limited, which are engaged in agro-forestry and other related activities to support Wimco's business.

Russell also holds 100% of Technico Pty Limited, Australia (Technico), which is an agri-biotechnology company primarily engaged in rapid multiplication of seed potatoes with TECHNITUBER® technology. Technico has four wholly owned subsidiaries, namely Technico ISC Pty Limited, Australia; Technico Asia Holdings Pty Limited, Australia; Technico Technologies Inc., Canada; and Technico Agri Sciences Limited, India (formerly Chambal Agritech Limited). Technico Asia Holdings Pty Limited, Australia has a wholly owned subsidiary, Technico Horticultural (Kunming) Co. Limited, China. These companies support Technico in the production and commercialisation of seed technology in different geographies.

Gold Flake Corporation Limited & Wills Corporation Limited

Shareholding

100% held by ITC Limited.

Nature of Business

General trading.

Joint Venture

ITC Filtrona Limited, India is a 50% joint venture of Gold Flake Corporation Limited with Cigarette Components Limited, UK.

Nature of Business

Manufacture and sale of cigarette filter rods.

Landbase India Limited

Shareholding

100% held by ITC Limited.

Nature of Business

Hospitality, real estate development and management of golf resorts.

The Company owns the Classic Golf Resort, a 27-hole international signature golf course, designed by Jack Nicklaus.

BFIL Finance Limited (BFIL)

Shareholding

100% held by ITC Limited.

The Company became a subsidiary consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with ITC Limited.

Nature of Business

It was originally promoted as a financial services company. It is currently engaged only in recovery of its dues.

Subsidiary

BFIL owns 100% of the shareholding of MRR Trading & Investment Company Limited, which owns the tenancy rights to a prime office space in Mumbai.

ITC Infotech India Limited (I3L)

Shareholding

100% held by ITC Limited.

Nature of Business

Information technology services and solutions.

Subsidiaries of I3L

I3L owns 100% of the shareholding of :

ITC Infotech Limited, UK

ITC Infotech (USA), Inc.

ITC Infotech (USA), Inc. owns 100% of Pyxis Solutions, LLC, a New York Limited Liability Company, with effect from 11th August 2008.

These subsidiaries provide on-site information technology services and extend business development services to I3L.

Surya Nepal Private Limited

Shareholding

59% held by ITC Limited.

Nature of Business

Manufacture and sale of cigarettes and garments.

Srinivasa Resorts Limited

Shareholding
68% held by ITC Limited.

Nature of Business
The Company owns the hotel "ITC Kakatiya" at Hyderabad, which is operated by ITC Limited.

Fortune Park Hotels Limited

Shareholding
100% held by ITC Limited.

Nature of Business
The Company is in the business of operating hotels in the mid range to upscale segment. It currently operates 25 properties.

Bay Islands Hotels Limited

Shareholding
100% held by ITC Limited.

Nature of Business
The Company owns the hotel "Fortune Resort Bay Island" at Port Blair which is licensed to ITC Limited and is operated by Fortune Park Hotels Limited under an Operating and Marketing Services Agreement.

King Maker Marketing Inc., USA

100% held by ITC Limited.

Nature of Business
Primarily trading in cigarettes and 'roll-your-own' smoking mixtures in USA.

Joint Ventures of ITC Limited

Sitel Operating Corporation India Limited (formerly CLI3L e-Services Limited)

Ownership interest of 34% held by ITC Limited subsequent to exercise of Put Options during the year. (2008 : 50% minus one share).

Nature of Business
India based call/contact centre services.

Maharaja Heritage Resorts Limited

Maharaja Heritage Resorts Limited, where ITC Limited has an ownership interest of 50% (25% held through Russell Credit Limited, a 100% subsidiary of the Company), is a joint venture with Jodhana Heritage Resorts Private Limited.

Nature of Business
The joint venture company currently operates 52 hotel properties spread across 19 states under the "WelcomHeritage" brand.

Major Associates of the Group

Gujarat Hotels Limited

ITC Limited holds 45.78% in Gujarat Hotels Limited.

Nature of Business
The Company owns the "WelcomHotel Vadodara" at Vadodara which is operated by ITC Limited under an Operating Licence Agreement.

International Travel House Limited

ITC Limited holds 3.6% and Russell Credit Limited, a wholly owned subsidiary of ITC Limited, holds 45.36%.

Nature of Business
Air ticketing, car rentals, inbound tourism, overseas and domestic holiday packages, conferences, events and exhibition management.

Note : The full list of the Group's Associates appears on page 156.

Principles of Consolidation

The Group's interests in its subsidiaries, associates and joint ventures are reflected in the Consolidated Financial Statements (CFS) in accordance with the relevant Accounting Standards (AS) issued by the Institute of Chartered Accountants of India.

Subsidiaries (AS 21)

Line by line consolidation of Profit & Loss Account and Balance Sheet is done by aggregating like items of assets, liabilities, income and expenses.

The excess/deficit of the cost to ITC Limited of its investments in its subsidiaries over its share of net worth (residual interest in the assets of the subsidiaries after deducting all its liabilities) of the subsidiaries at the date of investment in the subsidiaries are treated as goodwill/capital reserve in the CFS. The goodwill is disclosed as an asset and capital reserve as a reserve in the Consolidated Balance Sheet.

Minority interest in the net income (profit after tax) for the reporting period is identified and adjusted against the group income to arrive at the net income of the Group; likewise the minority interest in the net assets of the consolidated subsidiaries is identified and presented separately on the liabilities side in the Consolidated Balance Sheet.

Inter-Company transactions within the group (both Profit & Loss and Balance Sheet items) are eliminated for arriving at the group CFS.

CFS is prepared applying uniform accounting policies of ITC Limited to the group companies.

Associates (AS 23)

On acquisition of an associate, the goodwill/capital reserve arising from such acquisition is included in the carrying amount of the investment and also disclosed separately.

Only share of net profits/losses of associates is considered in Consolidated Profit and Loss statement.

The carrying amount of the investment in associates is adjusted by the share of net profits/losses in the consolidated balance sheet.

Joint Ventures (AS 27)

Interest in joint ventures is reported using proportionate consolidation method in the CFS.

A separate line item is added in CFS for proportionate share of assets, liabilities, income and expenses.

ITC Limited

Consolidated Financial Statements

Consolidated Balance Sheet as at 31st March, 2009

	Schedule	31st March, 2009 (Rs. in Crores)		31st March, 2008 (Rs. in Crores)	
I. Sources of Funds					
1. Shareholders' Funds					
a) Capital	1	377.44		376.86	
b) Reserves & Surplus	2	13650.72	**14028.16**	11910.94	**12287.80**
2. Minority Interests			**129.96**		**113.21**
3. Loan Funds					
a) Secured Loans	3	18.86		15.00	
b) Unsecured Loans	4	167.81	**186.67**	209.92	**224.92**
4. Deferred Tax - Net	5		**860.60**		**543.57**
Total			**15205.39**		**13169.50**
II. Application of Funds					
1. Fixed Assets	6				
a) Gross Block		11550.60		9819.51	
b) Less : Depreciation		3661.85		3148.36	
c) Net Block		7888.75		6671.15	
d) Capital Work-in-Progress		1243.12		1156.51	
		9131.87		7827.66	
e) Less : Provision for assets given on lease		6.12	**9125.75**	8.37	**7819.29**
2. Investments	7		**2507.07**		**2607.89**
3. Current Assets, Loans and Advances					
a) Inventories	8	4794.33		4268.27	
b) Sundry Debtors	9	803.58		879.42	
c) Cash and Bank Balances	10	1318.31		776.82	
d) Other Current Assets	11	232.65		157.71	
e) Loans and Advances	12	1363.28		1251.74	
		8512.15		**7333.96**	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	13	3214.72		2970.80	
b) Provisions	14	1725.18		1621.26	
		4939.90		**4592.06**	
Net Current Assets			**3572.25**		**2741.90**
5. Miscellaneous Expenditure (To the extent not written off or adjusted) [See Schedule 19(viii)]			**0.32**		**0.42**
Total			**15205.39**		**13169.50**
Notes to the Accounts	19				
Segment Reporting	20				
Related Party Disclosures	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Balance Sheet.

Per our Report attached
For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 22nd May, 2009

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

ITC Limited

Consolidated Profit and Loss Account for the year ended 31st March, 2009

	Schedule		**For the year ended 31st March, 2009 (Rs. in Crores)**		For the year ended 31st March, 2008 (Rs. in Crores)
IA. Gross Income			**24875.73**		**22894.73**
IB. Net Income					
Gross Sales [Includes share of Joint Ventures Rs. 42.75 Crores (2008 : Rs. 60.15 Crores)]			24363.71		22308.54
Less : Excise Duties and Taxes on Sales of Products and Services [Includes share of Joint Ventures Rs. 7.12 Crores (2008 : Rs. 6.53 Crores)]			8031.38		7649.44
Net Sales			16332.33		14659.10
Other Income	15		512.02		586.19
			16844.35		**15245.29**
II. Other Expenditure					
Raw Materials etc.	16		6394.59		5942.96
Manufacturing, Selling etc. Expenses	17		4884.14		4154.28
Depreciation [Includes share of Joint Ventures Rs. 2.19 Crores (2008 : Rs. 4.71 Crores)]			580.86		472.87
			11859.59		**10570.11**
III. Profit					
Profit before Taxation			4984.76		4675.18
Provision for Taxation	18		1625.38		1497.01
Profit after Taxation before Share of Results of Associates and Minority Interests			3359.38		3178.17
Share of Net Profit/(Loss) of Associates			6.14		7.86
Profit after Taxation before Minority Interests			**3365.52**		**3186.03**
Less : Minority Interests			40.93		28.27
Net Profit			**3324.59**		**3157.76**
Profit brought forward		652.56		560.32	
Add : Adjustments on restructuring of Wimco Limited with effect from 01.04.2007		–		38.68	
Add : Adjustments on amalgamation of Megatop Financial Services and Leasing Limited, Newdeal Finance and Investment Limited and Peninsular Investments Limited with Russell Credit Limited with effect from 01.04.2007		–	652.56	1.73	600.73
Available for appropriation			**3977.15**		**3758.49**
IV. Appropriations					
General Reserve			1511.01		1531.57
Special Reserve under Section 45-IC of RBI Act, 1934			5.33		17.14
Foreign Exchange Translation Reserve			10.22		–
Proposed Dividend			1396.53		1319.01
Income Tax on Dividend Proposed/Paid					
– Current year			248.68		237.81
– Earlier year's provision no longer required			(3.97)		–
Share of Revenue Reserves of Joint Ventures carried forward			21.43		27.29
Profit carried forward			787.92		625.67
			3977.15		**3758.49**
Earnings Per Share (Face Value Re. 1.00 each)	19(v)				
On Net Profit					
Basic			Rs. 8.82		Rs. 8.39
Diluted			Rs. 8.81		Rs. 8.35
Notes to the Accounts	19				
Segment Reporting	20				
Related Party Disclosures	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Profit and Loss Account.

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 22nd May, 2009

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Consolidated Cash Flow Statement for the year ended 31st March, 2009

(Figures for the previous year have been rearranged to conform with the revised presentation)

	For the year ended 31st March, 2009 (Rs. in Crores)		For the year ended 31st March, 2008 (Rs. in Crores)	
A. Net Profit Before Tax		**4984.76**		**4675.18**
ADJUSTMENTS FOR :				
Depreciation	580.86		472.87	
Interest etc. – Net [Excluding Rs. 0.31 Crore (2008 - Rs. Nil) (net) (credit) in respect of financial enterprises consolidated]	(32.90)		(113.81)	
Income from Long Term Investments	(17.81)		(27.03)	
Income from Current Investments [Excluding Rs. Nil (2008 - Rs. 11.06 Crores) in respect of financial enterprises consolidated]	(153.80)		(146.55)	
Fixed Assets – Loss on Sale/Write off – Net	22.52		17.82	
Profit on Sale of Long Term Investments – Net	(29.21)		–	
Profit on Sale of Current Investments – Net	(25.03)		(15.08)	
Excess of Fair Value over Carrying Cost of Current Investments	(7.71)		(23.35)	
Unrealised (Gain)/Loss on Exchange – Net	(5.22)		2.41	
Amortisation of Miscellaneous Expenditure	0.10		0.11	
Liability no longer required written back	(81.82)	249.98	(93.78)	73.61
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		5234.74		4748.79
ADJUSTMENTS FOR :				
Trade and Other Receivables	(86.53)		(204.49)	
Inventories	(526.06)		(333.60)	
Trade Payables	408.60	(203.99)	264.00	(274.09)
CASH GENERATED FROM OPERATIONS		5030.75		4474.70
Income Tax Paid		(1497.25)		(1468.01)
NET CASH FROM OPERATING ACTIVITIES		**3533.50**		**3006.69**
B. Cash Flow from Investing Activities				
Purchase of Fixed Assets	(1760.87)		(2326.30)	
Sale of Fixed Assets	8.98		7.89	
Purchase of Business [See Note 1 below]	(38.84)		(38.83)	
Purchase of Current Investments	(43617.35)		(28002.85)	
Sale/Redemption of Current Investments	43800.06		28152.17	
Share of Profit of Associates in Long Term Investment	4.54		6.33	
Purchase of Long Term Investments	(56.98)		(13.54)	
Sale of Long Term Investments	8.61		–	
Income from Current Investments Received	153.51		146.72	
Income from Long Term Investments Received	17.81		25.54	
Dividend Received from Associates	1.60		1.53	
Interest Received	50.26		111.24	
Refund of Deposits towards Property Options	49.00		91.19	
Loans (Given)/Realised – Net	7.96		(15.37)	
Purchase of Minority Interest in a Subsidiary	–		(10.22)	
Purchase of Interest in a Subsidiary	(65.57)		(103.64)	
Proceeds from Liquidation of Associate	0.32		–	
Sale of Interest in Joint Venture	31.32		–	
NET CASH USED IN INVESTING ACTIVITIES		**(1405.64)**		**(1968.14)**
C. Cash Flow from Financing Activities				
Proceeds from issue of Share Capital	44.75		44.63	
Repayments of Long Term Borrowings	(12.18)		(1.83)	
Net increase/(decrease) in Cash/Export Credit Facilities and other Short Term Loans	(26.07)		9.77	
Interest etc. Paid	(29.49)		(19.08)	
Dividends Paid	(1338.74)		(1169.77)	
Income Tax on Dividends Paid	(231.23)		(212.94)	
NET CASH FLOW USED IN FINANCING ACTIVITIES		**(1592.96)**		**(1349.22)**
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**534.90**		**(310.67)**
OPENING CASH AND CASH EQUIVALENTS		**776.82**		**1086.50**
CASH AND CASH EQUIVALENTS ON ACQUISITION OF SUBSIDIARY [See Note 2 below]		**6.59**		**0.97**
CASH AND CASH EQUIVALENTS ON AMALGAMATION OF ASSOCIATES [See Note 3 below]		**–**		**0.02**
CLOSING CASH AND CASH EQUIVALENTS		**1318.31**		**776.82**
CASH AND CASH EQUIVALENTS COMPRISE :				
Cash and Bank Balances		1317.23		776.15
Unrealised Gain on Foreign Currency Cash and Cash Equivalents		1.08		0.67

Notes :

1. Purchase consideration of Rs. 232.99 Crores (net of liability of Rs. 15.03 Crores towards sales tax deferment loans assumed) on acquisition of business in 2004, payable to M/s BILT Industrial Packaging Company Limited.

	2009	2008
Purchase consideration ... payable to M/s BILT Industrial Packaging Company Limited.	38.84	77.67
Cash paid [including Rs. 38.84 Crores (2008 - Rs. 38.83 Crores) during the year as per scheme of repayment]	38.84	38.83
Balance Payable	–	38.84

2. Cash & Cash Equivalents include Rs. 6.59 Crores of Pyxis Solutions, LLC (2008 - Rs. 0.97 Crore of Technico Pty Limited, Australia) acquired consequent to it becoming a subsidiary of ITC Limited during the year and is included in the closing Cash and Cash Equivalents.
3. Cash & Cash Equivalents include Rs. Nil (2008 - Rs. 0.02 Crore) of Associates - Megatop Financial Services and Leasing Limited, Newdeal Finance and Investment Limited and Peninsular Investments Limited consequent to their amalgamation with Russell Credit Limited.

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants
M. S. DHARMADHIKARI
Partner
Kolkata, 22nd May, 2009

On behalf of the Board

Y. C. DEVESHWAR	*Chairman*
K. VAIDYANATH	*Director*
B. B. CHATTERJEE	*Secretary*

Schedules to the Consolidated Accounts

(Figures for the previous year have been rearranged to conform with the revised presentation)	**As at 31st March, 2009 (Rs. in Crores)**	As at 31st March, 2008 (Rs. in Crores)
1. Capital		
Authorised		
5,00,00,00,000 Ordinary Shares of Re.1.00 each (2008 - 5,00,00,00,000 Ordinary Shares of Re.1.00 each)	**500.00**	500.00
Issued & Subscribed		
3,77,43,99,560 Ordinary Shares of Re.1.00 each, fully paid (2008 - 3,76,86,10,050 Ordinary Shares of Re.1.00 each, fully paid)	**377.44**	376.86

A) Of the above, following were allotted:

a) as fully paid up Bonus Shares –

3,79,00,000 in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve;

4,54,80,000 in 1980-81 by Capitalisation of Capital Reserve and General Reserve;

33,16,81,100 in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve;

39,80,17,320 in 1991-92 by Capitalisation of General Reserve;

1,21,31,81,770 in 1994-95 by Capitalisation of General Reserve;

1,25,17,12,290 in 2005-06 by Capitalisation of General Reserve.

b) as fully paid up Shares –

10,59,50,750 in 1991-92 consequent to the amalgamation of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited;

2,09,69,820 in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited;

1,21,27,470 in 2005-06 consequent to the amalgamation of erstwhile ITC Hotels Limited & Ansal Hotels Limited to the Shareholders of erstwhile ITC Hotels Limited & Ansal Hotels Limited.

B) Under Employee Stock Option Schemes the Company has granted (net of Options lapsed*) :

a) 10,78,605 (2008 – 10,91,728) Options in 2003-04 (including 1,83,501 Bonus Options allocated on unvested Options), of which 10,78,605 vested Options have been exercised.

b) 10,88,158 (2008 – 10,88,158) Options in 2004-05 (including 2,85,987 Bonus Options allocated on unvested Options), of which 10,74,422 vested Options have been exercised.

c) 13,77,495 (2008 – 13,80,055) Options in 2005-06 (including 4,75,638 Bonus Options allocated on unvested Options), of which 5,28,069 vested Options have been exercised.

d) 52,31,345 (2008 – 54,01,893) Options in 2006-07, of which 16,543 vested Options have been exercised.

e) 48,81,072 (2008 – 50,77,768) Options in 2007-08, of which 8,753 vested Options have been exercised.

f) 54,97,232 Options in 2008-09, of which no Option has been exercised.

Note:

Each Option entitles the holder thereof to apply for and be allotted 10 Ordinary Shares of the face value of Re.1.00 each.

* Includes Options which were not exercised during the relevant Exercise Period.

Schedules to the Consolidated Accounts

		As at 31st March, 2009 (Rs. in Crores)		As at 31st March, 2008 (Rs. in Crores)
2. Reserves And Surplus				
Capital Reserve on Consolidation				
At commencement of the year	127.89		125.87	
Add: Consequent to change in Group's Interest	0.04	127.93	2.02	127.89
General Reserve				
At commencement of the year	10151.54		8592.84	
Less: Transfer to Capital Redemption Reserve	5.00		–	
Add: Adjustments on restructuring of Wimco Limited *	–		31.75	
Less: Adjustments pursuant to amalgamation of Associates **	–		4.62	
Add: From Profit and Loss Account	1511.01	11657.55	1531.57	10151.54
Share Premium				
At commencement of the year	504.12		460.13	
Add: On Issue of Share Capital	44.17	548.29	43.99	504.12
Capital Reserve				
At commencement of the year	5.76		5.79	
Less: Adjustments on restructuring of Wimco Limited *	–	5.76	0.03	5.76
Capital Redemption Reserve				
At commencement of the year	0.22		0.22	
Add: Transfer from General Reserve	5.00	5.22	–	0.22
Special Reserve under Section 45-IC of the RBI Act, 1934				
At commencement of the year	45.10		26.21	
Add: Adjustments pursuant to amalgamation of Associates **	–		1.75	
Add: From Profit and Loss Account	5.33	50.43	17.14	45.10
Subsidy Reserve		0.23		0.23
Revaluation Reserve				
At commencement of the year	61.13		134.74	
Less: Adjustments on restructuring of Wimco Limited *	–		72.56	
Less: To Profit and Loss Account				
– Depreciation	1.10		0.81	
– Disposal of Fixed Assets	0.03	60.00	0.24	61.13
Contingency Reserve		363.05		363.05
Foreign Currency Translation Reserve		18.90		(1.06)
Profit and Loss Account				
From Profit and Loss Account	787.92		625.67	
Add: Adjustment consequent to recognition of Deferred Tax Asset	4.33	792.25	–	625.67
Total		**13629.61**		**11883.65**
Share of Joint Ventures - Schedule 19 (i) (b) Revenue Reserves [includes General Reserve Rs. 1.46 Crores (2008 - Rs. 0.40 Crore) and adjustment towards change in Group's interest Rs. 0.72 Crore (2008 - Rs. Nil)]		21.11		27.29
Grand Total		**13650.72**		**11910.94**

* Adjustments on amalgamation of Wimco Seedlings Limited and Wimco Boards Limited with Wimco Limited with effect from 01.04.2007

** Adjustments on amalgamation of Megatop Financial Services and Leasing Limited, Newdeal Finance and Investment Limited and Peninsular Investments Limited with Russell Credit Limited with effect from 01.04.2007

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
3. Secured Loans		
Loans and Advances from Banks		
Cash Credit Facilities *	18.04	11.98
Term Loans *	0.81	3.00
Other Loans *	–	0.01
Total	**18.85**	**14.99**
Share of Joint Ventures - Schedule 19 (i) (b)	0.01	0.01
Grand Total	**18.86**	**15.00**

* Secured by charge over certain fixed assets and current assets of the Company, both present and future.

4. Unsecured Loans		
Short Term Loans		
From Banks – Export Credit Facilities	50.00	86.34
Other Loans		
From Banks (Due within one year Rs. 9.54 Crores, 2008 – Rs. 5.57 Crores)	27.06	31.84
From other than Banks		
Sales tax deferment loan (interest free) (Due within one year Rs. 0.52 Crore, 2008 – Rs. 0.24 Crore)	90.75	90.68
Financial Institution (interest free) (Due within one year Rs. Nil, 2008 – Rs. 0.04 Crore)	–	1.06
Grand Total	**167.81**	**209.92**

5. Deferred Tax - Net		
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	876.03	714.43
On fiscal relief realised on pre-deposit of excise duty	294.89	126.48
	1170.92	**840.91**
Deferred Tax Assets		
On employees' separation and retirement etc.	24.74	21.67
On provision for doubtful debts/advances	8.78	6.28
On State and Central taxes etc.	258.16	261.61
On unabsorbed tax losses and depreciation *	17.97	7.49
Other timing differences	1.29	0.82
	310.94	**297.87**
Deferred Tax - Net	**859.98**	**543.04**
Share of Joint Ventures - Schedule 19 (i) (b)	0.62	0.53
Grand Total	**860.60**	**543.57**

* Set up based on future profit projections/plans and where applicable, past financial performance of individual subsidiaries.

Schedules to the Consolidated Accounts

6. Fixed Assets

	@ As at commencement of the year (Rs. in Crores)	Additions (Rs. in Crores)	Withdrawals and adjustments (Rs. in Crores)	@ As at the end of the year (Rs. in Crores)	Depreciation for the year (Rs. in Crores)	Depreciation on Withdrawals and adjustments (Rs. in Crores)	Depreciation upto 31st March, 2009 (Rs. in Crores)	Net Book Value as at 31st March, 2009 (Rs. in Crores)
Goodwill on Consolidation	136.55	60.51	–	197.06	–	–	0.76	196.30
Trademarks & Goodwill	11.17	0.02	0.01	11.18	5.53	0.01	9.27	1.91
Know-how, Business and Commercial Rights	72.55	–	0.55	72.00	7.58	0.55	44.52	27.48
Land Freehold *	835.01	74.23	1.82	907.42	–	–	1.68	905.74
Buildings Freehold *	1682.93	267.42	2.94	1947.41	39.33	1.72	354.16	1593.25
Leasehold Properties	137.84	21.14	–	158.98	1.37	–	17.97	141.01
Licensed Properties - Building Improvement	39.89	11.02	1.03	49.88	6.75	0.19	16.95	32.93
Railway Sidings etc.	1.17	–	–	1.17	0.05	–	0.78	0.39
Plant & Machinery **	5907.85	1267.68	66.04	7109.49	411.00	44.62	2631.42	4478.07
Capitalised Software	135.42	28.82	1.17	163.07	24.27	1.07	86.92	76.15
Computers, Servers and Other I.T. Equipments	368.19	45.95	12.90	401.24	45.36	11.17	237.26	163.98
Furniture & Fixtures	391.57	37.02	7.03	421.56	32.34	4.58	216.02	205.54
Motor Vehicles etc.	63.91	15.91	6.88	72.94	6.19	3.04	18.98	53.96
	9784.05	**1829.72**	**100.37**	**11513.40**	**579.77**	**66.95**	**3636.69**	**7876.71**
Capital Work-in-Progress	1156.45	1707.08	1620.44	1243.09	–	–	–	1243.09
Total (a)	**10940.50**	**3536.80**	**1720.81**	**12756.49**	**579.77**	**66.95**	**3636.69**	**9119.80**
Share of Joint Ventures - Schedule 19 (i) (b)								
Fixed Assets	35.46	3.92	2.18	37.20	2.19	1.52	25.16	12.04
Capital Work-in-Progress	0.06	3.56	3.59	0.03	–	–	–	0.03
Total (b)	**35.52**	**7.48**	**5.77**	**37.23**	**2.19**	**1.52**	**25.16**	**12.07**
Total (a) + (b)	**10976.02**	**3544.28**	**1726.58**	**12793.72**	**581.96**	**68.47**	**3661.85**	**9131.87**
Provision for assets given on lease								6.12
Grand Total								**9125.75**
Previous Year	8729.52	3970.00	1723.50	10976.02	473.68	43.27	3148.36	7827.66
Provision for assets given on lease								8.37
Grand Total								**7819.29**

@ Original Cost / Professional Valuation as at 30th June, 1986 in respect of assets of ITC Limited, as at 31st March, 1987 in respect of Surya Nepal Private Limited and as at 31st March, 1999 in respect of Bay Islands Hotels Limited.

Land Freehold includes the provisional purchase price of (a) Rs. 17.29 Crores (2008 - Rs. 17.29 Crores) in respect of land at Bangalore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 21 years time from the date of agreement (b) Rs. 8.92 Crores (2008 - Rs. 7.60 Crores) in respect of land at Mysore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 6 years time from the date of agreement.

Land Freehold includes certain lands at Munger which stood vested with the State of Bihar under the Bihar Land Reforms Act, 1950 for which compensation has not yet been determined.

Litigation seeking cancellation of lease of Wakf land in Bangalore pertaining to ITC Windsor is pending before various forums including the Hon'ble High Court of Karnataka. In the opinion of the management based upon legal advice, the Company's title to the property is tenable.

Buildings Freehold include Rs. 561.75 Crores (2008 - Rs. 532.50 Crores), aggregate cost of building on leasehold land situated at various locations.

"Trademarks & Goodwill" includes purchased Trademarks amounting to Rs. 6.29 Crores (2008 - Rs. 6.28 Crores) which are being amortised over 10 years.

Out of the total amount of "Know-how, Business and Commercial Rights" aggregating Rs. 72.00 Crores (2008 - Rs. 72.55 Crores) : -

- Rs. 47.34 Crores (2008 - Rs. 47.34 Crores) acquired in earlier years are being amortised over 10 years.
- Rs. 4.97 Crores (2008 - Rs. 4.97 Crores) acquired in earlier years are being amortised over 4 years.
- Rs. 8.05 Crores (2008 - Rs. 8.05 Crores) acquired in earlier years are being amortised over 5 years.
- Rs. 11.64 Crores (2008 - Rs. 12.19 Crores) acquired in earlier years has been fully amortised.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling & Regulation) Act, 1976 have been made, wherever applicable.

Capital expenditure commitments, including share of Joint Ventures Rs. 1.23 Crores (2008 - Rs. 0.60 Crore), are Rs. 773.33 Crores (2008 - Rs. 917.07 Crores).

Depreciation for the year includes Rs. 1.10 Crores (2008 - Rs. 0.81 Crore) transferred from Revaluation Reserve in respect of revalued assets.

* Includes certain properties for which deeds of conveyance are awaited.

** Plant and Machinery includes Rs. 32.75 Crores (2008 - Rs. 32.86 Crores) being assets given on lease and these are depreciated over the primary period of the lease. In respect of assets aggregating Rs. 20.18 Crores (2008 - Rs. 25.91 Crores), the primary lease period has expired and balances reflected on this account have been fully realised or provided for.

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores)				As at 31st March, 2008 (Rs. in Crores)			
	Quoted		**Not Quoted**		Quoted		Not Quoted	
7. Investments								
Long Term								
A. TRADE INVESTMENTS								
In Associates								
International Travel House Limited								
39,14,233 Equity Shares of Rs.10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs.11.89 Crores)	**21.87**				21.87			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2009	**24.21**	**46.08**			21.58	43.45		
Gujarat Hotels Limited								
17,33,907 Equity Shares of Rs.10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs.1.16 Crores)	**1.94**				1.94			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2009	**4.81**	**6.75**			4.22	6.16		
ATC Limited (formerly Asia Tobacco Company Limited)								
55,650 Equity Shares of Rs.100.00 each, fully paid								
Cost of acquisition (net of capital reserve of Rs. 0.16 Crore)			**0.83**				0.83	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2009			**0.79**	**1.62**			0.15	0.98
1,39,125 Equity Shares of Rs.100.00 each, partly paid								
Cost of acquisition (including goodwill of Rs. 0.30 Crore)			**1.04**				1.04	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2009			**0.37**	**1.41**			(0.03)	1.01
In Other Companies								
Hill Properties Limited								
3 Class 'A' Equity Shares of Rs.1,20,000.00 each, Rs.1,18,000.00 per share paid				**0.04**				0.04
Modern Flats Private Limited								
4,300 Equity Shares of Rs.10.00 each, fully paid (cost Rs.43,000.00)				...				...
Punjab Anand Batteries Limited (in liquidation)								
11,86,157 Equity Shares of Rs.10.00 each, fully paid - under Board for Industrial and Financial Reconstruction's Order of 20.04.1989 *				**1.19**				1.19
Andhra Pradesh Gas Power Corporation Limited								
8,04,000 Equity Shares of Rs.10.00 each, fully paid				**2.32**				2.32
Cuffe Parade Sealord Co-operative Housing Society Limited								
10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)				...				...
Tulsiani Chambers Premises Co-operative Society Limited								
5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)				...				...
Atur Park Co-operative Societies Limited								
5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)				...				...
Bihar Hotels Limited								
8,00,000 Equity Shares of Rs. 2.00 each, fully paid				**0.04**				0.04
VST Industries Limited								
22,02,417 Equity Shares of Rs.10.00 each, fully paid		**36.58**				36.58		
B. SUBSIDIARY COMPANIES								
ITC Global Holdings Pte. Limited (in liquidation)								
89,99,645 Ordinary Shares of US $1.00 each, fully paid*				**25.58**				25.58
Carried over		**89.41**		**32.20**		86.19		31.16

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted		Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted		Not Quoted
7. Investments (Contd.)						
Brought forward	89.41		32.20	86.19		31.16
C. DEPOSIT WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES						
Government Securities (2009 - cost Rs. 78,000.00; 2008 - cost Rs. 83,000.00)			0.01			0.01
Government Securities - National Savings Certificates			...			...
National Savings Certificates fully paid (Deposited with Government Authorities)			...			...
Kisan Vikas Patra fully paid (Deposited with Government Authorities)			...			...
National Saving Certificate pledged at mandi samiti (2009 - cost Rs. 23,000.00; 2008 - cost Rs. 16,000.00)			...			...
D. OTHER INVESTMENTS						
In Associates						
Russell Investments Limited						
42,75,435 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 0.30 Crore)		4.27			4.27	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2009		3.76	8.03		3.62	7.89
Minota Aquatech Limited (liquidated)						
Nil (2008 - 14,80,000) Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 0.97 Crore)		–			0.15	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2009		–	–		(0.15)	–
Classic Infrastructure and Development Limited						
54,00,000 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (including goodwill of Rs. 7.78 Crores)		10.40			10.40	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2009		0.37	10.77		0.31	10.71
Divya Management Limited						
41,82,915 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (including goodwill of Rs. 1.09 Crores)		6.93			6.93	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2009		0.04	6.97		(0.01)	6.92
Antrang Finance Limited						
43,24,634 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (including goodwill of Rs. 0.10 Crore)		4.40			4.40	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2009		0.02	4.42		(0.01)	4.39
In Other Companies						
EIH Limited						
5,87,70,820 (2008 - 5,77,92,442) Equity Shares of Rs. 2.00 each, fully paid (9,78,378 shares acquired during the year)	215.70			200.64		
Ballarpur Industries Limited						
23,00,229 Equity Shares of Rs. 2.00 each, fully paid	5.58			5.58		
Hotel Leela Venture Limited						
1,41,42,900 Equity Shares of Rs. 10.00 each, fully paid (1,41,42,900 shares acquired during the year)	31.18			–		
Lotus Court Private Limited						
2 Class 'G' Shares of Rs. 48,000.00 each, fully paid			2.34			2.34
Adyar Property Holding Co. Limited						
311 Equity Shares of Rs. 100.00 each, partly paid			43.86			43.86
Agrotech Foods Limited						
40,85,800 Equity Shares of Rs. 10.00 each, fully paid	53.73			53.73		
Coffee Futures Exchange India Limited						
1 Equity Share of Rs. 10,000.00 each, fully paid (cost Rs. 10,000.00)			...			...
Carried over	395.60		108.60	346.14		107.28

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
OTHER INVESTMENTS (Contd.) Brought forward	395.60	108.60	346.14	107.28
Woodlands Hospital & Medical Research Centre Limited				
1/2% Registered Debentures, fully paid (cost Rs.15,200.00)		...		...
5% Registered Debentures, fully paid		0.01		0.01
Bilaspur Cane Development Corporation Limited				
100 Equity Shares of Rs.10.00 each, fully paid (cost Rs.1,000.00)		...		...
Tourism Finance Corporation of India Limited				
25,000 Equity Shares of Rs.10.00 each, fully paid	0.05		0.05	
Mirage Advertising and Marketing Limited				
12,488 Equity Shares of Rs.10.00 each, fully paid *		0.01		0.01
Gilt Facilities India Private Limited				
545 Redeemable Preference Shares (0.5%) of Rs.1,00,000.00 each, fully paid *		5.45		5.45
Prime Golf Ranking Private Limited				
150 Equity Shares of Re.1.00 each, fully paid (cost Rs.150.00)		...		...
Government Securities				
5% Bikash Rinpatra, 2071		5.27		5.27
6.5% Bikash Rinpatra, 2075		1.60		1.60
Total Long Term Investments	**395.65**	**120.94**	**346.19**	**119.62**
Current				
OTHER INVESTMENTS				
Unit Trust of India				
6.75% US-64 Tax Free Bonds				
Nil (2008 - 1,23,09,770) Bonds of Rs.100.00 each, fully paid (5,100 Bonds acquired and 1,23,14,870 Bonds sold during the year)		–		123.10
6.60% US-64 Tax Free Bonds				
1,69,17,554 (2008 -14,29,578) Bonds of Rs.100.00 each, fully paid (1,54,87,979 Bonds acquired and 3 Bonds sold during the year)		168.13		14.18
National Bank for Agricultural and Rural Development				
Nil (2008 - 80,000) 5% Tax Free Bonds of Rs.10,000.00 each, fully paid (80,000 Bonds sold during the year)		–		79.66
Indian Railway Finance Corporation Limited				
Nil (2008 - 500) 4.77% Tax Free Bonds of Rs.10,00,000.00 each, fully paid (500 Bonds sold during the year)		–		49.11
Nuclear Power Corporation of India Limited				
Nil (2008 - 220) 4.75% Tax Free Bonds of Rs.10,00,000.00 each, fully paid (220 Bonds sold during the year)		–		21.69
Power Finance Corporation Limited				
Nil (2008 - 2,000) 10.40% Tax Free Bonds of Rs.1,00,000.00 each, fully paid (2,000 Bonds sold during the year)		–		20.31
Carried over		168.13		308.05

	As at 31st March, 2009 (Rs. in Crores) Quoted	As at 31st March, 2009 (Rs. in Crores) Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	As at 31st March, 2008 (Rs. in Crores) Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		168.13		308.05
IIFCL				
6.85% 2014 Tax Free Bonds (22/01/2014) 17,000 (2008 - Nil) Bonds of Rs.1,00,000.00 each, fully paid (17,000 Bonds acquired during the year)		169.76		–
6.85% 2014 Tax Free Bonds Series II (06/03/2014) 3,000 (2008 - Nil) Bonds of Rs.1,00,000.00 each, fully paid (3,000 Bonds acquired during the year)		30.00		–
ICICI Bank Limited 350 Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs.1,00,00,000.00 each, fully paid		133.48		131.29
AIG Fixed Maturity Plan 1 Series 1 Institutional Growth 20,000 (2008 - Nil) Units of Rs.1,000.00 each (20,000 Units purchased during the year)		2.00		–
AIG India Liquid Fund - Institutional Daily Dividend Nil (2008 - 30,701) Units of Rs.1,000.00 each (30,701 Units sold during the year)		–		3.07
AIG India Treasury Fund - Super Institutional Plan - Daily Dividend Reinvestment 5,42,38,414 (2008 - Nil) Units of Rs.10.00 each (60,30,14,498 Units purchased and 54,87,76,084 Units sold during the year)		54.30		–
Birla Cash Plus - Institutional Premium - Growth Nil (2008 - 91,80,966) Units of Rs.10.00 each (91,80,966 Units sold during the year)		–		10.00
Birla FTP - Institutional - Series Y - Growth Nil (2008 - 1,50,00,000) Units of Rs.10.00 each (1,50,00,000 Units sold during the year)		–		15.00
Birla FTP - Institutional - Series AA - Growth Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
Birla FTP - Institutional - Series AC - Growth Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
Birla FTP - Retail - Series W - Growth Nil (2008 - 2,33,200) Units of Rs.10.00 each (2,33,200 Units sold during the year)		–		0.23
Birla Income Plus - Quarterly Dividend - Reinvestment Nil (2008 - 12,34,75,977) Units of Rs.10.00 each (21,67,77,688 Units purchased and 34,02,53,665 Units sold during the year)		–		130.64
Birla Sun Life Income Fund - Quarterly Dividend - Reinvestment Nil (2008 - 62,94,566) Units of Rs.10.00 each (62,94,566 Units sold during the year)		–		6.69
Birla Sun Life Short Term Fund - Fortnightly Dividend - Reinvestment Nil (2008 - 8,45,34,890) Units of Rs.10.00 each (1,13,241 Units purchased and 8,46,48,131 Units sold during the year)		–		84.98
Carried over		557.67		724.95

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		557.67		724.95
BSL Dynamic Bond Fund Retail Plan Monthly Dividend Reinvestment 11,51,16,780 (2008 - Nil) Units of Rs.10.00 each (11,51,16,780 Units purchased during the year)		118.35		–
BSL Quarterly Interval - Series 4 - Dividend Payout Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
Canara Robeco Interval Monthly Institutional Dividend Fund Nil (2008 - 1,49,82,620) Units of Rs.10.00 each (1,49,82,620 Units sold during the year)		–		15.00
Canara Robeco Liquid Fund - Institutional - Growth 2,39,78,529 (2008 - 2,39,78,529) Units of Rs.10.00 each		30.00		30.00
DBS Chola Freedom Income STP Institutional Daily Dividend Reinvestment Plan 98,48,498 (2008 - Nil) Units of Rs.10.00 each (98,48,498 Units purchased during the year)		10.00		–
DBS Chola Interval Income Fund - Quarterly Plan C - Institutional Dividend Nil (2008 - 20,00,000) Units of Rs.10.00 each (20,00,000 Units sold during the year)		–		2.00
DBS Chola Short Term Floating Rate Fund - Daily Dividend Reinvestment Plan Nil (2008 - 99,85,999) Units of Rs.10.00 each (25,08,87,297 Units purchased and 26,08,73,296 Units sold during the year)		–		10.00
DSP Black Rock - Fixed Maturity Plan - 3M - Series 3 - Institutional Dividend (Formerly DSP Merrill Lynch - Fixed Maturity Plan 3M Series 3 - Institutional Dividend) Nil (2008 - 1,00,44,725) Units of Rs.10.00 each (1,55,969 Units purchased and 1,02,00,694 Units sold during the year)		–		10.04
DSP Black Rock Fixed Maturity Plan - 3M - Series 6 - Institutional Dividend (Formerly DSP Merrill Lynch Fixed Maturity Plan 3M Series 6 - Institutional Dividend) Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (2,02,701 Units purchased and 1,02,02,701 Units sold during the year)		–		10.00
DSP Black Rock Fixed Maturity Plan - 12M - Series 2 - Institutional Growth 3,00,00,000 (2008 - Nil) Units of Rs.10.00 each (3,00,00,000 Units purchased during the year)		30.00		–
DSP Black Rock Fixed Maturity Plan - 12M - Series 3 - Regular Growth 50,000 (2008 - Nil) Units of Rs.10.00 each (50,000 Units purchased during the year)		0.05		–
Carried over		746.07		826.99

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		746.07		826.99
DWS Fixed Term Fund - Series - 35 - Dividend Plan Nil (2008 - 2,00,00,000) Units of Rs.10.00 each (2,00,00,000 Units sold during the year)		–		20.00
DWS Fixed Term Fund - Series - 41 - Institutional Growth 1,00,00,000 (2008 - 1,00,00,000) Units of Rs.10.00 each		10.00		10.00
DWS Fixed Term Fund - Series - 52 - Institutional Dividend 1,30,00,000 (2008 - Nil) Units of Rs.10.00 each (1,30,00,000 Units purchased during the year)		13.00		–
DWS Short Maturity Fund - Weekly Dividend Option Nil (2008 - 4,36,56,442) Units of Rs.10.00 each (8,25,616 Units purchased and 4,44,82,058 Units sold during the year)		–		44.50
Fidelity Fixed Maturity Plan - Series 1 - Plan B - Retail Growth 2,50,000 (2008 - Nil) Units of Rs.10.00 each (2,50,000 Units purchased during the year)		0.25		–
Fortis FTP S8 Yearly Plan D - Institutional Growth (Formerly ABN AMRO FTP S8 Yearly Plan D - Institutional Growth) Nil (2008 - 2,00,00,000) Units of Rs.10.00 each (2,00,00,000 Units sold during the year)		–		20.00
Fortis FTP Series 13 Plan A - Institutional Growth 2,00,00,000 (2008 - Nil) Units of Rs.10.00 each (2,00,00,000 Units purchased during the year)		20.00		–
Fortis Interval Fund - Quarterly Plan H Interval Dividend - Reinvestment (Formerly ABN AMRO Interval Fund - Quarterly Plan H Interval Dividend - Reinvestment) Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
Fortis Interval Fund - Quarterly Plan I Monthly Dividend (Formerly ABN AMRO Interval Fund - Quarterly Plan I Monthly Dividend) Nil (2008 - 20,00,000) Units of Rs.10.00 each (20,00,000 Units sold during the year)		–		2.00
Fortis Money Plus Fund - Institutional Plan - Daily Dividend 14,02,21,224 (2008 - Nil) Units of Rs.10.00 each (29,69,18,648 Units purchased and 15,66,97,424 Units sold during the year)		140.26		–
Fortis Money Plus Fund - Institutional Plan - Growth 2,50,72,558 (2008 - Nil) Units of Rs.10.00 each (2,50,72,558 Units purchased during the year)		33.00		–
Fortis Money Plus Regular Plan - Daily Dividend 3,70,225 (2008 - Nil) Units of Rs.10.00 each (3,70,225 Units purchased during the year)		0.37		–
Carried over		962.95		933.49

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		962.95		933.49
HDFC Cash Management Fund - Savings Plan Daily Dividend 61,51,482 (2008 - Nil) Units of Rs.10.00 each (61,51,482 Units purchased during the year)		6.54		–
HDFC FMP 367D August 2007 - Wholesale Plan - Growth Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
HDFC FMP 90D January 2008 (VI) - Wholesale Plan Dividend Payout Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
HDFC FMP 181D October 2008 (VIII)(1) - Wholesale Plan Dividend Pay 1,00,00,000 (2008 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
HDFC High Interest Fund - Short Term Plan - Dividend 4,23,49,465 (2008 - Nil) Units of Rs.10.00 each (4,75,27,008 Units purchased and 51,77,543 Units sold during the year)		44.91		–
HDFC Income Fund - Dividend Reinvestment Nil (2008 - 1,14,45,230) Units of Rs.10.00 each (4,32,72,747 Units purchased and 5,47,17,977 Units sold during the year)		–		11.77
HDFC Short Term Plan - Fortnightly - Dividend Reinvestment Nil (2008 - 3,89,76,077) Units of Rs.10.00 each (86,511 Units purchased and 3,90,62,588 Units sold during the year)		–		40.24
HDFC Short Term Plan - Dividend Reinvestment 3,87,44,777 (2008 - Nil) Units of Rs.10.00 each (3,87,44,777 Units purchased during the year)		40.07		–
HSBC Fixed Term Series 47 - Institutional Dividend Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (5,62,972 Units purchased and 2,55,62,972 Units sold during the year)		–		25.00
HSBC Interval Fund - Plan 2 - Institutional Dividend Nil (2008 - 1,00,28,237) Units of Rs.10.00 each (1,78,740 Units purchased and 1,02,06,977 Units sold during the year)		–		10.03
HSBC Interval Fund - Plan 2 - Institutional Growth Nil (2008 - 19,55,149) Units of Rs.10.00 each (19,55,149 Units sold during the year)		–		2.00
ICICI Prudential FMP Series 39 - Six Months Plan A - Retail Dividend Pay Dividend Nil (2008 - 5,00,00,000) Units of Rs.10.00 each (5,00,00,000 Units sold during the year)		–		50.00
ICICI Prudential FMP Series 41 - Fourteen Months Plan Institutional Cumulative 1,50,00,000 (2008 - 1,50,00,000) Units of Rs.10.00 each		15.00		15.00
Carried over		1079.47		1122.53

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1079.47		1122.53
ICICI Prudential FMP Series 41 - Fifteen Months Plan Institutional Growth 20,00,000 (2008 - 20,00,000) Units of Rs.10.00 each		2.00		2.00
ICICI Prudential FMP Series 42 - Three Months Plan C - Retail Dividend Pay Dividend Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
ICICI Prudential - Flexible Income Plan - Dividend - Daily - Reinvestment Dividend Nil (2008 - 4,14,57,485) Units of Rs.10.00 each (75,88,70,106 Units purchased and 80,03,27,591 Units sold during the year)		–		43.84
ICICI Prudential Institutional Income Plan - Dividend Quarterly - Reinvestment Dividend Nil (2008 - 3,00,46,190) Units of Rs.10.00 each (22,27,35,093 Units purchased and 25,27,81,283 Units sold during the year)		–		31.72
ICICI Prudential Institutional Liquid Plan - Super Institutional Daily Dividend 4,99,99,821 (2008 - 51,14,015) Units of Rs.10.00 each (2,96,37,04,503 Units purchased and 2,91,88,18,697 Units sold during the year)		50.00		5.11
ICICI Prudential Institutional Short Term Plan DR - Fortnightly - Reinvestment Dividend 2,35,12,625 (2008 - 4,11,54,141) Units of Rs.10.00 each (10,46,64,212 Units purchased and 12,23,05,728 Units sold during the year)		28.16		45.72
ICICI Prudential Institutional Short Term Dividend Reinvestment - Fortnightly Nil (2008 - 7,02,500) Units of Rs.10.00 each (7,770 Units purchased and 7,10,270 Units sold during the year)		–		0.78
ICICI Prudential Liquid Plan Institutional Plus - Daily Dividend Option 33,808 (2008 - Nil) Units of Rs.10.00 each (28,32,592 Units purchased and 27,98,784 Units sold during the year)		0.04		–
IDFC Cash Fund - Super Institutional Plan C - Daily Dividend 24,99,754 (2008 - Nil) Units of Rs.10.00 each (83,35,28,567 Units purchased and 83,10,28,813 Units sold during the year)		2.50		–
IDFC Fixed Maturity Plan - 13 Months - Series 1 - Plan B - Growth 2,50,00,000 (2008 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00		–
Carried over		1187.17		1276.70

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1187.17		1276.70
IDFC Fixed Maturity Plan - Yearly - Series 24 - Plan B - Growth 2,00,00,000 (2008 - Nil) Units of Rs.10.00 each (2,00,00,000 Units purchased during the year)		20.00		–
IDFC FMP - Quarterly Series 25 - Dividend (Formerly Standard Chartered FMP - Quarterly Series 25 - Dividend) Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
IDFC FMP - Quarterly Series 26 - Dividend (Formerly Standard Chartered FMP - Quarterly Series 26 - Dividend) Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
IDFC FMP - Quarterly Series 27 - Dividend (Formerly Standard Chartered FMP - Quarterly Series 27 - Dividend) Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
IDFC FMP - Quarterly Series 28 - Dividend (Formerly Standard Chartered FMP - Quarterly Series 28 - Dividend) Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
IDFC Money Manager Fund - Investment Plan B - Institutional Daily Dividend 3,33,22,532 (2008 - Nil) Units of Rs.10.00 each (3,91,63,770 Units purchased and 58,41,238 Units sold during the year)		33.38		–
IDFC SSIF - Investment Plan - Quarterly Dividend (Formerly GSSIF - Investment Plan - Quarterly Dividend) Nil (2008 - 44,34,828) Units of Rs.10.00 each (44,34,828 Units sold during the year)		–		4.65
ING Fixed Maturity Fund - XXXI - Institutional Growth Nil (2008 - 1,50,00,000) Units of Rs.10.00 each (1,50,00,000 Units sold during the year)		–		15.00
ING Fixed Maturity Fund - XXXII - Institutional Growth Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
JM Interval Fund - Quarterly Plan 1 - Institutional Dividend Plan Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
JP Morgan India Liquid Plus Fund - Retail - Daily Dividend - Plan Reinvested 3,05,154 (2008 - Nil) Units of Rs.10.00 each (3,05,154 Units purchased during the year)		0.31		–
Carried over		1240.86		1401.35

Schedules to the Consolidated Accounts

7. Investments (Contd.)

Current

	As at 31st March, 2009 (Rs. in Crores) Quoted	As at 31st March, 2009 (Rs. in Crores) Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	As at 31st March, 2008 (Rs. in Crores) Not Quoted
OTHER INVESTMENTS (Contd.) Brought forward		1240.86		1401.35
JP Morgan India Treasury Fund - Super Institutional Plan - Daily Dividend Reinvestment 2,61,39,824 (2008 - Nil) Units of Rs.10.00 each (60,29,09,021 Units purchased and 57,67,69,197 Units sold during the year)		26.16		–
JP Morgan India Treasury Fund - Super Institutional Plan - Growth 2,89,53,464 (2008 - Nil) Units of Rs.10.00 each (2,89,53,464 Units purchased during the year)		33.00		–
Kotak Bond (Short Term) - Monthly Dividend Nil (2008 - 5,10,06,283) Units of Rs.10.00 each (68,673 Units purchased and 5,10,74,956 Units sold during the year)		–		51.32
Kotak Flexi Debt Scheme - Institutional - Daily Dividend 94,56,469 (2008 - Nil) Units of Rs.10.00 each (94,56,469 Units purchased during the year)		9.50		–
Kotak FMP 3M Series 27 - Dividend Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
Kotak FMP 3M Series 28 - Dividend Nil (2008 - 95,00,000) Units of Rs.10.00 each (95,00,000 Units sold during the year)		–		9.50
Kotak FMP 12M Series 4 - Institutional - Growth Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
Kotak FMP 12M Series 7 - Institutional - Growth 10,00,000 (2008 - Nil) Units of Rs.10.00 each (10,00,000 Units purchased during the year)		1.00		–
Kotak FMP 13M Series 5 - Institutional - Growth 1,00,00,000 (2008 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
Kotak FMP 14M Series 2 - Institutional - Growth Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
Kotak Quarterly Interval Plan - Series 2 - Dividend Payout 2,50,00,000 (2008 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00		–
Kotak Quarterly Interval Plan - Series 5 - Dividend Payout Nil (2008 -20,00,000) Units of Rs.10.00 each (20,00,000 Units sold during the year)		–		2.00
LIC Income Plus Fund Daily Dividend Reinvestment 5,00,67,287 (2008 - Nil) Units of Rs.10.00 each (5,00,67,287 Units purchased during the year)		50.07		–
LIC MF Liquid Fund - Growth Plan Nil (2008 - 3,13,93,239) Units of Rs.10.00 each (3,13,93,239 Units sold during the year)		–		40.00
Principal Cash Management Liquid Option Institutional Dividend Nil (2008 - 32,423) Units of Rs.10.00 each (3,63,238 Units purchased and 3,95,661 Units sold during the year)		–		0.03
Carried over		1395.59		1549.20

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1395.59		1549.20
Principal Cash Management Fund Liquid Option - IP - Dividend Reinvestment Daily Nil (2008 - 30,021) Units of Rs.10.00 each (10,00,161 Units purchased and 10,30,182 Units sold during the year)		–		0.03
Principal Income Fund - Institutional Plan Dividend Reinvestment - Quarterly Nil (2008 - 2,84,09,835) Units of Rs.10.00 each (3,36,59,359 Units purchased and 6,20,69,194 Units sold during the year)		–		32.57
Principal FMP Series V (FMP - 39) 385 Days Plan Institutional Growth Plan - Aug 07 Nil (2008 - 2,00,00,000) Units of Rs.10.00 each (2,00,00,000 Units sold during the year)		–		20.00
Principal PNB Fixed Maturity Plan (FMP - 43) 91 Days - Series XIII Nil (2008 - 20,00,000) Units of Rs.10.00 each (20,00,000 Units purchased and 40,00,000 Units sold during the year)		–		2.00
Principal PNB FMP 385 Days - Series XI - Mar 09 - Institutional Growth Plan 1,00,00,000 (2008 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
Reliance Fixed Horizon Fund XII - Series 3 - Super Institutional Growth 2,50,00,000 (2008 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00		–
Reliance Short Term Fund - Monthly Dividend Reinvestment 5,64,06,746 (2008 - Nil) Units of Rs.10.00 each (5,64,06,746 Units purchased during the year)		60.01		–
Religare Fixed Maturity Plan - 3 months - Series XXV - Dividend (Formerly Lotus Fixed Maturity Plan - 3 months - Series XXV - Dividend) Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,97,173 Units purchased and 1,01,97,173 Units sold during the year)		–		10.00
Religare Fixed Maturity Plan - 3 months - Series XXVI - Dividend (Formerly Lotus Fixed Maturity Plan - 3 months - Series XXVI - Dividend) Nil (2008 - 20,13,840) Units of Rs.10.00 each (20,13,840 Units sold during the year)		–		2.01
Religare Fixed Maturity Plan -14 Months - Series II - Institutional Growth (Formerly Lotus Fixed Maturity Plan -14 Months - Series II - Institutional Growth) 1,50,00,000 (2008 - 1,50,00,000) Units of Rs.10.00 each		15.00		15.00
Religare Fixed Maturity Plan - 375 Days - Series V - Institutional Growth (Formerly Lotus Fixed Maturity Plan - 375 Days - Series V - Institutional Growth) Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
Carried over		1505.60		1640.81

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1505.60		1640.81
Religare Liquid Fund - Super Institutional - Daily Dividend 2,49,91,253 (2008 - Nil) Units of Rs.10.00 each (74,87,78,983 Units purchased and 72,37,87,730 Units sold during the year)		25.00		–
Religare Short Term Plan - Institutional Weekly Dividend (Formerly Lotus Short Term Plan - Institutional Weekly Dividend) Nil (2008 - 4,87,33,919) Units of Rs.10.00 each (54,932 Units purchased and 4,87,88,851 Units sold during the year)		–		49.34
Religare Short Term Plan - Institutional Plan - Daily Dividend Reinvestment 5,98,12,176 (2008 - Nil) Units of Rs.10.00 each (5,98,12,176 Units purchased during the year)		60.08		–
Religare Yearly FMP Series I - Plan A (375 Days) - Institutional Growth 1,00,00,000 (2008 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
SBI Debt Fund Series 90 Days - Dividend Nil (2008 - 20,00,000) Units of Rs.10.00 each (20,00,000 Units sold during the year)		–		2.00
SBI Magnum Insta Cash Fund - Dividend Option 3,58,26,498 (2008 - Nil) Units of Rs.10.00 each (54,87,75,329 Units purchased and 51,29,48,831 Units sold during the year)		60.01		–
SBI Premier Liquid Fund - Super Institutional - Daily Dividend 7,05,51,276 (2008 - Nil) Units of Rs.10.00 each (87,61,89,246 Units purchased and 80,56,37,970 Units sold during the year)		70.78		–
Sundaram BNP Paribas Bond Saver - Institutional - Dividend - Quarterly Nil (2008 - 45,24,494) Units of Rs.10.00 each (1,47,96,124 Units purchased and 1,93,20,618 Units sold during the year)		–		4.67
Sundaram BNP Paribas Fixed Term Plan - 367 Days - Series Plan 1 - Institutional - Growth Nil (2008 - 1,10,00,000) Units of Rs.10.00 each (1,10,00,000 Units sold during the year)		–		11.00
Sundaram BNP Paribas Interval Fund - Quarterly Plan Nil (2008 - 49,98,650) Units of Rs.10.00 each (49,98,650 Units sold during the year)		–		5.00
Sundaram BNP Paribas Interval Fund - Quarterly Plan B - Institutional Dividend Nil (2008 - 1,79,95,141) Units of Rs.10.00 each (19,99,520 Units purchased and 1,99,94,661 Units sold during the year)		–		18.00
Carried over		1731.47		1730.82

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1731.47		1730.82
Sundaram BNP Paribas Fixed Term Plan - 367 Days - Series 8 - Super Institutional Plan - Growth 1,00,00,000 (2008 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
TATA Fixed Horizon Fund Series 13 - Scheme B - IG - Growth Nil (2008 - 1,50,00,000) Units of Rs.10.00 each (1,50,00,000 Units sold during the year)		–		15.00
TATA Fixed Horizon Fund Series 14 - Scheme A - IM - Monthly Dividend Nil (2008 - 20,00,000) Units of Rs.10.00 each (20,00,000 Units sold during the year)		–		2.00
TATA Fixed Investment Plan - 1 Scheme A - Institutional Plan - Growth 1,00,00,000 (2008 - 1,00,00,000) Units of Rs.10.00 each		10.00		10.00
TATA Floating Rate Short Term Institutional Plan - Daily Dividend 1,50,12,416 (2008 - 4,03,15,485) Units of Rs.10.00 each (1,18,01,47,900 Units purchased and 1,20,54,50,969 Units sold during the year)		15.04		40.35
Templeton Fixed Horizon Fund - Series IX - Plan D - Growth 1,00,00,000 (2008 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
Templeton India Income Fund - Dividend Reinvestment Nil (2008 - 1,10,07,552) Units of Rs.10.00 each (1,10,07,552 Units sold during the year)		–		11.54
Templeton India Short Term Income Plan Institutional - Weekly Dividend Reinvestment Nil (2008 - 17,22,550) Units of Rs.1,000.00 each (25,897 Units purchased and 17,48,447 Units sold during the year)		–		173.15
UTI Bond Fund - Dividend Plan - Reinvestment Nil (2008 - 2,81,41,758) Units of Rs.10.00 each (8,90,47,519 Units purchased and 11,71,89,277 Units sold during the year)		–		30.88
UTI Fixed Income Interval Fund - Quarterly Interval Plan Series I - Institutional Dividend Plan Payout Nil (2008 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
UTI Fixed Maturity Plan - QFMP (0208/I) - Institutional Dividend - Payout Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
UTI Fixed Maturity Plan - QFMP (0208/II) - Institutional Dividend Plan - Payout Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
UTI Fixed Maturity Plan - Quarterly Series - QFMP (0308/I) - Institutional Dividend Plan - Payout Nil (2008 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
Carried over		1776.51		2068.74

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2008 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1776.51		2068.74
UTI Floating Rate Fund - Short Term Daily Dividend Reinvestment 1,40,965 (2008 - Nil) Units of Rs. 1,000.00 each (4,66,929 Units purchased and 3,25,964 Units sold during the year)		14.25		–
UTI - Floating Rate Fund - Short Term Plan (Dividend Option) - Reinvestment Nil (2008 - 63,882) Units of Rs. 1,000.00 each (1,914 Units purchased and 65,796 Units sold during the year)		–		6.49
UTI Floating Rate Fund - Short Term Plan - Growth 2,31,197 (2008 - Nil) Units of Rs. 1,000.00 each (2,31,197 Units purchased during the year)		33.00		–
UTI FMP Yearly Series (YFMP 0309) Institutional Growth Plan 1,00,00,000 (2008 - Nil) Units of Rs. 10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
UTI Liquid Cash Plan Institutional - Daily Income Option 7,26,159 (2008 - Nil) Units of Rs. 1,000.00 each (82,44,584 Units purchased and 75,18,425 Units sold during the year)		74.03		–
UTI Short Term Income Fund Institutional - Income Option - Reinvestment Nil (2008 - 7,49,83,107) Units of Rs. 10.00 each (2,09,348 Units purchased and 7,51,92,455 Units sold during the year)		–		76.26
UTI Treasury Advantage Fund - Institutional - Daily Dividend 10,01,056 (2008 - Nil) Units of Rs. 10.00 each (67,56,147 Units purchased and 57,55,091 Units sold during the year)		100.13		–
Total Current Investments		**2007.92**		**2151.49**
Total of Quoted and Unquoted Investments		**2524.51**		**2617.30**
Less : Provision for Long Term Investments *		32.23		32.23
TOTAL OF INVESTMENTS		**2492.28**		**2585.07**
Share of Joint Ventures - Schedule 19 (i) (b)		14.79		22.82
Grand Total		**2507.07**		**2607.89**

Total Market Value of Quoted Investments: 2009 - Rs. 657.60 Crores (2008 - Rs. 984.30 Crores); Total Value of Unquoted Investments: 2009 - Rs. 2143.65 Crores (2008 - Rs. 2293.93 Crores). Total Value of Quoted Investments: 2009 - Rs. 395.65 Crores (2008 - Rs. 346.19 Crores)

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
8. Inventories		
(At lower of cost and net realisable value)		
Stocks and Shares	12.38	77.20
Stores and Spare Parts	191.40	165.52
Raw Materials	2682.84	2787.80
Intermediates - Tissue Paper and Paper Board	49.50	50.65
Stock in Process	77.75	63.45
Finished Goods	1768.71	1118.38
Total	**4782.58**	**4263.00**
Share of Joint Ventures - Schedule 19 (i) (b)	11.75	5.27
Grand Total	**4794.33**	**4268.27**

9. Sundry Debtors		
Over 6 months old		
Good and Secured *	2.84	62.13
Good and Unsecured *	63.39	57.21
Doubtful and Unsecured	47.00	42.14
Other Debts		
Good and Secured	11.66	7.87
Good and Unsecured	734.03	755.79
Doubtful and Unsecured	1.06	0.27
	859.98	**925.41**
Less : Provision for Doubtful Debts	48.06	42.41
	811.92	**883.00**
Less : Deposits from normal Trade Debtors - Contra	13.74	13.54
Total	**798.18**	**869.46**
Share of Joint Ventures - Schedule 19 (i) (b)	5.40	9.96
Grand Total	**803.58**	**879.42**

* Includes amounts receivable on liquidation of legacy assets acquired as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997, Rs. Nil (2008 - Rs. 49.55 Crores).

10. Cash and Bank Balances		
With Scheduled Banks		
On Current Accounts, etc.	170.42	145.65
On Deposit Accounts	1028.79	521.16
With Other Banks	102.88	82.60
Cash and Cheques on hand	15.01	26.29
Total	**1317.10**	**775.70**
Share of Joint Ventures - Schedule 19 (i) (b)	1.21	1.12
Grand Total	**1318.31**	**776.82**

Rs. 0.05 Crore (2008 - Rs. 0.05 Crore) on deposit in Karachi - Blocked Account considered doubtful, fully provided.

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
11. Other Current Assets		
Good and Unsecured		
Deposits with Government, Public Bodies and Others *	217.70	143.76
Interest accrued on Loans, Advances, etc.	2.07	1.73
Interest accrued on Investments	11.44	11.76
Fixed Assets held for sale (at lower of cost and estimated realisable value)	1.32	–
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	2.05	1.49
	234.58	**158.74**
Less : Provision for Doubtful Deposits	2.05	1.49
Total	**232.53**	**157.25**
Share of Joint Ventures - Schedule 19 (i) (b)	0.12	0.46
Grand Total	**232.65**	**157.71**

* Includes Deposits with Director - Rs. 0.08 Crore (2008 - Rs. 0.04 Crore).
(The maximum indebtedness during the year was Rs. 0.08 Crore; 2008 - Rs. 0.04 Crore).

	As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
12. Loans and Advances		
Good and Secured		
Loans to Others	2.12	2.34
Advances to Others	75.97	6.95
Good and Unsecured		
Loans to Others *	47.86	55.55
Advances recoverable in cash or in kind or for value to be received **	515.06	664.60
Advances with Government and Public Bodies **	412.32	419.25
Advance payment of Income - Tax including Fringe Benefit Tax (net of provision)	305.49	98.15
Doubtful and Unsecured		
Loans	3.63	3.63
Advances recoverable in cash or in kind or for value to be received **	13.45	10.63
Advances with Government and Public Bodies	0.06	0.06
	1375.96	**1261.16**
Less : Provision for Doubtful Loans and Advances	17.14	14.32
Total	**1358.82**	**1246.84**
Share of Joint Ventures - Schedule 19 (i) (b)	4.46	4.90
Grand Total	**1363.28**	**1251.74**

* Includes Loans to Directors and to Company Secretary - Rs. 0.46 Crore (2008 - Rs. 0.87 Crore).
(The maximum indebtedness during the year was Rs. 0.87 Crore; 2008 - Rs. 1.01 Crores).

** Includes Capital Advances of Rs. 208.27 Crores (2008 - Rs. 345.21 Crores).

Schedules to the Consolidated Accounts

	As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
13. Liabilities		
Acceptances	8.46	6.53
Sundry Creditors		
Total outstanding dues of micro enterprises and small enterprises	0.39	2.37
Total outstanding dues of creditors other than micro enterprises and small enterprises *	3111.59	2874.80
Sundry Deposits	55.84	56.10
Unclaimed Dividend	37.41	33.22
Interest Accrued but not due on Loans and Deposits	0.63	0.84
	3214.32	**2973.86**
Less : Deposits from normal Trade Debtors - Contra	13.74	13.54
Total	**3200.58**	**2960.32**
Share of Joint Ventures - Schedule 19 (i) (b)	14.14	10.48
Grand Total	**3214.72**	**2970.80**

* Includes amounts payable on acquisition of the Paperboards Business (Kovai unit) Rs. Nil (2008 - Rs. 38.84 Crores).

	As at 31st March, 2009 (Rs. in Crores)	As at 31st March, 2008 (Rs. in Crores)
14. Provisions		
Taxation including Fringe Benefit Tax (net of advance payment)	16.01	13.65
Provision for Retirement Benefits	75.04	64.15
Proposed Dividend	1396.53	1319.01
Income Tax on Proposed Dividend	237.34	224.17
Total	**1724.92**	**1620.98**
Share of Joint Ventures - Schedule 19 (i) (b)	0.26	0.28
Grand Total	**1725.18**	**1621.26**

Schedules to the Consolidated Accounts

		For the year ended 31st March, 2009 (Rs. in Crores)		For the year ended 31st March, 2008 (Rs. in Crores)
15. Other Income				
Profit on Sale, etc. of Stock in Trade - Net *		–		0.36
Miscellaneous Income		133.15		128.59
Doubtful Debts, Claims and Advances - previous years		0.01		0.03
Gain on Exchange (Net)		0.71		19.50
Income / Dividend from Long Term Investments – Trade	15.19		12.76	
– Others	2.62	17.81	14.27	27.03
Income from Current Investments – Others		152.42		156.64
Interest on Loans and Deposits, etc.		62.48		120.24
Profit on Sale of Fixed Assets		0.14		0.15
Profit on Sale of Current Investments – Net		25.03		15.18
Profit on Sale of Long Term Investments		29.21		–
Liability no longer required Written Back		81.82		93.78
Excess of Fair Value of Current Investments over Carrying Cost		7.71		23.35
Total		**510.49**		**584.85**
Share of Joint Ventures - Schedule 19 (i) (b)		1.53		1.34
Grand Total		**512.02**		**586.19**
* Profit / (Loss) on Sale, etc. of Stock in Trade				
(Stocks, Shares and Land) - Net Sales		–		1482.23
Less : Purchases		–		1091.39
		–		**390.84**
Increase / (Decrease) in Closing Stock in Trade		–		(390.48)
Profit / (Loss) on Stock in Trade		–		**0.36**

16. Raw Materials, etc.				
(a) Raw Materials Consumed				
Opening Stock	2787.80		2146.06	
Purchases	5122.98		5254.72	
	7910.78		7400.78	
Less : Closing Stock	2682.84	5227.94	2787.80	4612.98
(b) Purchases and Contract Manufacturing Charges		1385.08		1424.16
(c) Increase / (Decrease) in Finished Goods, Intermediates, Stock in Process				
Opening Stock*	1232.48		1198.96	
Closing Stock	1895.96	(663.48)	1232.48	(33.52)
Total		**5949.54**		**6003.62**
Less : Waste Material Sales		105.31		112.32
		5844.23		**5891.30**
Excise Duties, etc. on Increase / (Decrease) of Finished Goods		515.25		21.07
		6359.48		**5912.37**
Share of Joint Ventures - Schedule 19 (i) (b)		35.11		30.59
Grand Total		**6394.59**		**5942.96**

* Includes Rs. Nil (2008 - Rs. 20.62 Crores) of Technico Pty Limited and its subsidiaries which became subsidiaries with effect from 17.08.2007.

Schedules to the Consolidated Accounts

		For the year ended 31st March, 2009 (Rs. in Crores)		For the year ended 31st March, 2008 (Rs. in Crores)
17. Manufacturing, Selling, etc. Expenses				
Salaries / Wages and Bonus	1124.08		902.79	
Contribution to Provident and Other Funds	94.25		70.08	
Workmen and Staff Welfare Expenses	108.43		94.83	
	1326.76		1067.70	
Less : Recoveries	3.99	1322.77	0.76	1066.94
Consumption of Stores and Spare Parts		198.76		184.09
Power and Fuel		415.67		331.61
Rent		167.96		126.95
Rates and Taxes		47.57		54.54
Insurance		37.88		40.44
Repairs				
– Buildings		42.55		38.05
– Machinery		94.30		80.24
– Others		58.73		44.81
Outward Freight and Handling Charges		477.19		561.59
Advertising / Sales Promotion		532.37		404.19
Market Research		43.92		37.94
Design and Product Development		66.01		26.48
Hotel Reservation / Marketing Expenses		30.07		31.41
Brokerage and Discount - Sales		7.57		4.75
Commission to Selling Agents		25.43		25.92
Doubtful and Bad Debts		8.67		7.32
Doubtful and Bad Advances, Deposits, etc.		1.10		0.70
Bank and Credit Card Charges		20.53		22.07
Information Technology Services		82.02		87.24
Travelling and Conveyance		196.83		183.09
Training and Development		20.35		16.27
Legal Expenses		22.63		26.81
Consultancy / Professional Fees		63.61		49.74
Postage, Telephone, etc.		34.31		32.33
Printing and Stationery		10.18		9.42
Loss on Exchange - Net		37.12		0.12
Loss on Sale of Current Investments - Net		–		0.10
Loss on Sale, etc. of Stock in Trade - Net*		0.40		–
Interest, etc. Paid				
– Term Loans, etc.	9.47		7.05	
– Others	19.57		12.12	
Less : Interest Received on Trading Debts, Deposits with Government Bodies, etc.	10.35	18.69	12.89	6.28
Fixed Assets and Stores Discarded - Net		23.65		19.81
Miscellaneous Expenses		818.06		704.40
		4926.90		**4225.65**
Deduct : Transfers to Fixed Assets, etc. Accounts		72.55		112.75
Total		**4854.35**		**4112.90**
Share of Joint Ventures - Schedule 19 (i) (b)		29.79		41.38
Grand Total		**4884.14**		**4154.28**
* Profit / (Loss) on Sale, etc. of Stock in Trade (Stocks, Shares and Land) - Net Sales		611.99		–
Less : Purchases		547.57		–
		64.42		–
Increase / (Decrease) in Closing Stock in Trade		(64.82)		–
Profit / (Loss) on Stock in Trade		**(0.40)**		–

Schedules to the Consolidated Accounts

	For the year ended 31st March, 2009 (Rs. in Crores)	For the year ended 31st March, 2008 (Rs. in Crores)
18. Provision for Taxation		
Current Tax (Including Fringe Benefit Tax)	1319.39	1442.01
Deferred Tax	306.29	83.58
	1625.68	**1525.59**
Less : Adjustments related to previous years - Net		
Current Tax	18.38	20.35
Deferred Tax	(15.00)	10.32
	3.38	**30.67**
Total	**1622.30**	**1494.92**
Share of Joint Ventures - Schedule 19 (i) (b)	3.08	2.09
Grand Total	**1625.38**	**1497.01**

19. Notes to the Accounts

(i) The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21 (AS 21) - "Consolidated Financial Statements", Accounting Standard 23 (AS 23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS 27) - "Financial Reporting of Interests in Joint Ventures".

(a) The subsidiaries (which alongwith ITC Limited, the parent, constitute the Group) considered in the preparation of these Consolidated Financial Statements are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2009**	Percentage of ownership interest as at 31st March, 2008
Srinivasa Resorts Limited	India	68	68
Fortune Park Hotels Limited	India	100	100
Bay Islands Hotels Limited	India	100	100
Surya Nepal Private Limited	Nepal	59	59
Landbase India Limited	India	100	100
BFIL Finance Limited	India	100	100
MRR Trading & Investment Company Limited (a 100% subsidiary of BFIL Finance Limited)	India	100	100
Russell Credit Limited	India	100	100
Greenacre Holdings Limited (a 100% subsidiary of Russell Credit Limited)	India	100	100
Wimco Limited (a 96.82% subsidiary of Russell Credit Limited)	India	96.82	96.82
Prag Agro Farm Limited (a 100% subsidiary of Wimco Limited)	India	96.82	96.82
Pavan Poplar Limited (a 100% subsidiary of Wimco Limited)	India	96.82	96.82
Technico Pty Limited (a 100% subsidiary of Russell Credit Limited)	Australia	100	100

Schedules to the Consolidated Accounts

19. Notes to the Accounts (Contd.)

Name	Country of Incorporation	Percentage of ownership interest as at 31st March, 2009	Percentage of ownership interest as at 31st March, 2008
Technico ISC Pty Limited (a 100% subsidiary of Technico Pty Limited)	Australia	100	100
Technico Technologies Inc. (a 100% subsidiary of Technico Pty Limited)	Canada	100	100
Technico Agri Sciences Limited (Formerly Chambal Agritech Limited) (a 100% subsidiary of Technico Pty Limited)	India	100	100
Technico Asia Holdings Pty Limited (a 100% subsidiary of Technico Pty Limited)	Australia	100	100
Technico Horticultural (Kunming) Co. Limited (a 100% subsidiary of Technico Asia Holdings Pty Limited)	China	100	100
ITC Infotech India Limited	India	100	100
ITC Infotech Limited (a 100% subsidiary of ITC Infotech India Limited)	UK	100	100
ITC Infotech (USA), Inc. (a 100% subsidiary of ITC Infotech India Limited)	USA	100	100
Pyxis Solutions, LLC (a 100% subsidiary of ITC Infotech (USA), Inc.)	USA	100*	–
Wills Corporation Limited	India	100	100
Gold Flake Corporation Limited	India	100	100
King Maker Marketing, Inc.	USA	100	100

* Subsidiary of ITC Infotech (USA), Inc. with effect from 11.08.2008.

The subsidiaries not considered in the preparation of these Consolidated Financial Statements are :

ITC Global Holdings Pte. Limited, Singapore (a wholly owned subsidiary of ITC Limited) under liquidation and its subsidiaries –

Hup Hoon Traders Pte. Limited, Singapore

AOZT "Hup Hoon", Moscow

Hup Hoon Impex SRL, Romania

Fortune Tobacco Co. Limited, Cyprus

Fortune Tobacco Company Inc., USA and

BFIL Securities Limited (a subsidiary of BFIL Finance Limited), which is under voluntary winding up proceedings.

The financial statements of all subsidiaries, considered in the consolidated accounts, are drawn upto 31st March other than for Surya Nepal Private Limited where it is upto 13th March.

19. Notes to the Accounts (Contd.)

(b) Interests in Joint Ventures :

The Group's interests in jointly controlled entities (incorporated Joint Ventures) are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2009**	Percentage of ownership interest as at 31st March, 2008
Maharaja Heritage Resorts Limited	India	50	50
Sitel Operating Corporation India Limited (formerly CLI3L e-Services Limited)	India	34	50% minus 1 share
ITC Filtrona Limited (a joint venture of Gold Flake Corporation Limited)	India	50	50

The financial statements of the joint ventures, considered in the consolidated accounts, are drawn upto 31st March other than for ITC Filtrona Limited where it is upto 31st December.

The Group's interest in these joint ventures is accounted for using proportionate consolidation.

(c) Investments in Associates :

The Group's associates are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2009**	Percentage of ownership interest as at 31st March, 2008
Gujarat Hotels Limited	India	45.78	45.78
International Travel House Limited	India	48.96	48.96
Russell Investments Limited	India	25.43	25.43
Divya Management Limited	India	33.33	33.33
Antrang Finance Limited	India	33.33	33.33
ATC Limited (formerly Asia Tobacco Company Limited)	India	47.05	47.05
Classic Infrastructure and Development Limited	India	42.35	42.35
Minota Aquatech Limited (liquidated)	India	–	40.00

The financial statements of all associates, considered in the consolidated accounts, are drawn upto 31st March.

These investments have been accounted for using the equity method whereby the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of net assets. During the year the group has received dividend aggregating Rs. 1.60 Crores (2008 – Rs. 1.53 Crores) in respect of the investments in associates.

19. Notes to the Accounts (Contd.)

(d) These Consolidated Financial Statements are based, in so far as they relate to amounts included in respect of subsidiaries, associates and joint ventures on the audited financial statements prepared for consolidation in accordance with the requirements of AS 21, AS 23 and AS 27 by each of the included entities.

(e) The Group has adopted Accounting Standard 15 (AS 15) (revised 2005) on 'Employee Benefits'. These consolidated financial statements include the obligations as per requirement of this standard except for those subsidiaries which are incorporated outside India who have determined the valuation / provision for employee benefits as per requirements of their respective countries. In the opinion of the management, the impact of this deviation is not considered material.

(ii) (a) Claims against the Group not acknowledged as debts Rs. 317.24 Crores (2008 – Rs. 351.13 Crores). These comprise :

- Excise Duty, Sales Taxes and other Indirect Taxes claims disputed by the Group relating to issues of applicability and classification aggregating Rs. 211.24 Crores (2008 – Rs. 206.25 Crores).
- Local Authority Taxes / Cess / Royalty on property, utilities, etc. claims disputed by the Group relating to issues of applicability and determination aggregating Rs. 41.91 Crores (2008 – Rs. 55.99 Crores).
- Third party claims arising from disputes relating to contracts aggregating Rs. 18.16 Crores (2008 – Rs. 41.26 Crores).
- Other matters Rs. 45.93 Crores (2008 – Rs. 47.63 Crores).
- In respect of Surya Nepal Private Limited (SNPL) as regards matters relating to demands raised by Revenue Authorities on theoretical production of cigarettes, SNPL has been receiving Show Cause Notices (SCNs) and demands from Excise, Income Tax and VAT authorities to recover taxes for different years, details of which are stated below :

(a) A demand letter dated 12th July, 2005 for excise matter for INR 23.23 Crores (NRs. 37.17 Crores) for the period 1998-99 to 2002-03 was issued to SNPL by the Inland Revenue Office, Simra, Nepal. Contesting the demand SNPL filed a petition dated 14th August, 2005 for administrative review with the Director General, Inland Revenue Department. The Director General vide his Order dated 17th January, 2006 rejected the said petition. SNPL thereafter filed an appeal to the Revenue Tribunal, which refused to entertain the appeal in the absence of a pre-deposit of the entire sum. Immediately thereafter, SNPL filed a petition to the Tribunal praying that its appeal may be heard by accepting a bank guarantee for the said amount. This petition was dismissed by the Tribunal on 11th August, 2006. SNPL has challenged the demand in the Supreme Court of Nepal, which has admitted the petition on 21st September, 2006 and directed issue of Show Cause Notices to the respondents on 16th October, 2006 and the hearing on the matter is pending.

(b) (i) A demand letter dated 22nd February, 2008 was issued to SNPL by the Inland Revenue Office, Simra, Nepal. The demand of INR 9.34 Crores (NRs.14.95 Crores) by way of Excise Duty, relate to the years 2003-04 to 2005-06. The Company had filed a writ petition in the Supreme Court of Nepal on 1st April, 2008 requesting that the said demand order be quashed and orders issued such that the tax demanded not be collected. The Supreme Court admitted the petition on 2nd April, 2008 and directed issue of Show Cause Notices to the respondents, and the hearing on the matter is pending.

(ii) A demand letter dated 30th November, 2008 issued to SNPL by the Inland Revenue Office, Simra, Nepal. The demand of INR 8.03 Crores (NRs.12.85 Crores) by way of Excise Duty, relate to the year 2006-07. The Company had filed a writ petition in the Supreme Court of Nepal on 31st December, 2008 requesting that the said demand order be quashed and orders issued such that the tax demanded not be collected. The Supreme Court admitted the petition on 6th January, 2009 and directed issue of Show Cause Notices to the respondents, and the hearing on the matter is pending.

(c) (i) A demand letter dated 7th August, 2006 in respect of Value Added Tax for INR 4.72 Crores (NRs. 7.55 Crores) was issued to SNPL by the Large Taxpayers' Office, Kathmandu for the period 2001-02. The basis of the demand is on same lines as the Excise Demand. An administrative review petition on the Value Added Tax matter has been filed before the Director General on 1st September, 2006. The Director General's order on the matter is awaited.

(ii) A demand letter dated 8th August, 2007 in respect of Value Added Tax for INR 3.58 Crores (NRs. 5.72 Crores) was issued to SNPL by the Large Taxpayers' Office, Lalitpur for the period 2002-03. The Company has filed a writ petition in the Supreme Court of Nepal on 11th September, 2007 requesting that the said demand order be quashed and orders issued such that the tax demanded not be collected. The Supreme Court admitted the petition on 12th September, 2007 and directed issue of Show Cause Notices to the respondents and hearing on the matter is pending.

19. Notes to the Accounts (Contd.)

(iii) A demand letter dated 5th August, 2008 was issued to SNPL by the Large Taxpayers' Office, Lalitpur for the period 2003-04 in respect of Value Added Tax. Of the total demand of INR 0.71 Crore (NRs. 1.13 Crores) the basis of demand for INR 0.67 Crore (NRs. 1.07 Crores) is on same lines as the Excise Demand. SNPL has filed a writ petition in the Supreme Court of Nepal on 1st September, 2008 requesting that the said demand order be quashed and orders issued such that the tax demanded not be collected. The Supreme Court admitted the petition on 5th September, 2008 and directed issue of Show Cause Notices to the respondents and the hearing on the matter is pending.

(d) (i) A demand letter dated 13th October, 2006 in respect of Income Tax for INR 10.54 Crores (NRs. 16.86 Crores) was issued to SNPL by the Large Taxpayers' Office, Kathmandu for the period 2001-02. Of the total demand, the basis of a demand for INR 10.05 Crores (NRs. 16.08 Crores) is on the same lines as the Excise Demand. SNPL has filed a petition on 7th November, 2006 before the Supreme Court of Nepal requesting it to direct the authorities not to proceed on the matter as it is pending before the same court in respect of the excise matter. The Supreme Court has admitted the matter and issued Show Cause Notices to the respondents on 9th November, 2006. Hearing on the matter is pending.

(ii) A demand letter dated 12th August, 2007 in respect of Income Tax for INR 12.25 Crores (NRs 19.61 Crores) was issued to SNPL by the Large Taxpayers' Office, Lalitpur for the period 2002-03. The basis of the demand is on the same lines as the Excise Demand. SNPL has filed a writ petition in the Supreme Court of Nepal on 11th September, 2007 requesting that the said demand order be quashed and orders issued such that the tax demanded not be collected. The Supreme Court admitted the petition on 12th September, 2007. Hearing on the matter is pending.

(iii) A demand letter dated 15th September, 2008 for the period 2003-04 was issued to SNPL by the Large Taxpayers' Office, Lalitpur. Of a total demand of INR 1.41 Crores (NRs 2.25 Crores) the basis of demand for INR 1.19 Crores (NRs. 1.91 Crores) is on same lines as the Excise Demand. SNPL has filed a writ petition in the Supreme Court of Nepal on 7th December, 2008 requesting that the said demand order be quashed and orders issued such that the tax demanded not be collected. The Supreme Court admitted the petition on 8th December, 2008. Hearing on the matter is pending.

The company considers that all the above demands have no legal or factual basis. This position is re-enforced by opinion received from eminent counsel. Accordingly, the Company is of the view that there is no liability that is likely to arise.

(e) A Show Cause Notice dated 10th February, 2008 on same lines as the Excise Demand seeking reasons as to why a demand of INR 6.42 Crores (NRs. 10.28 Crores) by way of Excise Duty and INR 2.51 Crores (NRs. 4.01 Crores) by way of Value Added Tax, totalling up to INR 8.93 Crores (NRs. 14.29 Crores) should not be raised on SNPL for the period 2006-07, was issued by the Inland Revenue Office, Simra, Bara. The Company had submitted its reply on 29th February, 2008. Demand for excise duty has been received but no further communication has been received on the matter relating to VAT as on date.

A Show Cause Notice dated 5th February, 2009 on the same lines as the Excise Demand seeking reasons as to why a demand of INR 9.63 Crores (NRs. 15.41 Crores) by way of Excise Duty and INR 4.32 Crores (NRs. 6.92 Crores) by way of Value Added Tax, totalling up to INR 13.95 Crores (NRs. 22.33 Crores) should not be raised on SNPL for the period 2007-08, was issued by the Inland Revenue Office, Simra, Bara. The Company had submitted its reply on 22nd February, 2009. No further communication has been received on the matter as on date.

For the years 1993-94 and 1994-95, revenue authorities raised a demand for INR 8.49 Crores (NRs. 13.59 Crores) on same lines as the Excise Demand which was quashed by a division bench of the Supreme Court of Nepal on 8th April, 1998. Government filed a review petition on 8th October, 1998 which was admitted by a full bench on 22nd July, 2007. Hearing on the matter concluded on 30th April, 2009. The orders have been reserved.

The management is of the view that the company has strong case on merits and has been advised by eminent counsel that the Show Cause Notices and Review Petition are not sustainable.

Schedules to the Consolidated Accounts

19. Notes to the Accounts (Contd.)

(b) Guarantees and Counter Guarantees outstanding :

- Excise Rs. 4.24 Crores (2008 – Rs. 4.24 Crores)
- Others Rs. 1.01 Crores (2008 – Rs. 5.54 Crores)

(c) Uncalled liability on shares partly paid Rs. 1.04 Crores (2008 – Rs. 1.04 Crores).

(iii) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors of ITC Limited under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

(iv) In respect of Russell Credit Limited, a petition was filed by an individual in the High Court at Calcutta seeking an injunction against the Company's Counter Offer to the shareholders of VST Industries Limited made in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to a Public Offer made by an Acquirer which closed on 13th June, 2001. The Hon'ble High Court at Calcutta while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the Company and the other Acquirer, would be subject to the final Order of the Hon'ble High Court, which is awaited.

Similar petitions filed by an individual and two shareholders, in the Hon'ble High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

(v) Earnings per share	**2009**	**2008**
Earnings per share has been computed as under :		
(a) Net Profit (Rs. Crores)	3324.59	3157.76
(b) Weighted average number of Ordinary Shares outstanding	3,77,02,64,256	3,76,41,67,486
(c) Effect of potential Ordinary Shares on Employee Stock Options outstanding	52,89,015	1,86,32,015
(d) Weighted average number of Ordinary Shares in computing diluted		
earnings per share [(b) + (c)]	3,77,55,53,271	3,78,27,99,501
(e) Earnings per share on profit after taxation		
(Face Value Re.1.00 per share)		
– Basic [(a) / (b)]	Rs. 8.82	Rs. 8.39
– Diluted [(a) / (d)]	Rs. 8.81	Rs. 8.35

(vi) Research and Development expenses for the year amount to Rs. 64.39 Crores (2008 – Rs. 48.55 Crores).

(vii) The Group's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

(viii) Landbase India Limited has incurred an expenditure of Rs. 1.05 Crores on erection of 11 KVA Feeder Line from Tauru Sub Station to Classic Golf Resort. Considering the nature of expenditure as being enduring in nature, the same is being amortised over a period of 10 years. Accordingly, an amount of Rs. 0.32 Crore (2008 - Rs. 0.42 Crore) has been treated as Deferred Revenue Expenditure and disclosed under Miscellaneous Expenditure (to the extent not written off or adjusted) after amortising an amount of Rs. 0.10 Crore (2008 – Rs. 0.11 Crore).

20. Segment Reporting

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS)

(Rs. in Crores)

	External Sales 2009	Inter Segment Sales 2009	Total 2009	External Sales 2008	Inter Segment Sales 2008	Total 2008
1. Segment Revenue						
FMCG – Cigarettes	15754.68	–	15754.68	14326.39	–	14326.39
FMCG – Others	3031.25	4.22	3035.47	2523.69	2.91	2526.60
FMCG – Total	**18785.93**	**4.22**	**18790.15**	**16850.08**	**2.91**	**16852.99**
Hotels	1086.64	6.03	1092.67	1166.89	7.57	1174.46
Agri Business	2239.55	1606.43	3845.98	2469.96	1398.48	3868.44
Paperboards, Paper and Packaging	1667.75	1154.21	2821.96	1365.90	998.43	2364.33
Others	583.84	120.21	704.05	455.71	84.38	540.09
Segment Total	**24363.71**	**2891.10**	**27254.81**	**22308.54**	**2491.77**	**24800.31**
Eliminations			(2891.10)			(2491.77)
Consolidated Total			**24363.71**			**22308.54**

	2009	2008
2. Segment Results		
FMCG – Cigarettes	4328.19	3720.87
FMCG – Others	(489.60)	(258.96)
FMCG – Total	**3838.59**	**3461.91**
Hotels	334.62	436.11
Agri Business	256.18	129.19
Paperboards, Paper and Packaging	508.63	453.14
Others	61.01	69.97
Segment Total	**4999.03**	**4550.32**
Eliminations	(102.12)	(35.84)
Consolidated Total	**4896.91**	**4514.48**
Unallocated corporate expenses net of unallocated income	189.27	137.76
Profit before interest, etc. and taxation	**4707.64**	**4376.72**
Interest etc. paid – Net, not allocable to segments	18.93	6.49
Interest on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc., not allocable to segments	296.05	304.95
Profit before taxation	**4984.76**	**4675.18**
Provision for Taxation	1625.38	1497.01
Profit after taxation before Share of Results of Associates	**3359.38**	**3178.17**
Share of Net Profit / (Loss) of Associates	6.14	7.86
Profit after taxation before Minority Interests	**3365.52**	**3186.03**

3. Other Information

	Segment Assets 2009	Segment Liabilities* 2009	Segment Assets 2008	Segment Liabilities* 2008
FMCG – Cigarettes	4574.02	1295.07	3492.11	1010.82
FMCG – Others	2571.27	359.47	2327.75	348.38
FMCG – Total	**7145.29**	**1654.54**	**5819.86**	**1359.20**
Hotels	2463.92	199.97	2133.42	193.50
Agri Business	1277.26	224.33	1771.13	277.03
Paperboards, Paper and Packaging	4176.32	411.86	3645.56	423.82
Others	738.81	99.14	715.33	153.09
Segment Total	**15801.60**	**2589.84**	**14085.30**	**2406.64**
Unallocated Corporate Assets / Liabilities	4654.77	3708.41	3973.71	3251.78
Total	**20456.37**	**6298.25**	**18059.01**	**5658.42**

	Capital Expenditure 2009	Depreciation 2009	Non Cash expenditure other than depreciation 2009	Capital Expenditure 2008	Depreciation 2008	Non Cash expenditure other than depreciation 2008
FMCG – Cigarettes	525.94	164.36	5.76	461.68	139.47	5.44
FMCG – Others	196.56	70.79	3.51	317.59	46.89	0.53
FMCG – Total	**722.50**	**235.15**	**9.27**	**779.27**	**186.36**	**5.97**
Hotels	374.36	71.16	4.30	321.52	67.64	9.67
Agri Business	36.81	38.94	0.26	114.29	38.49	4.75
Paperboards, Paper and Packaging	578.78	192.31	14.82	886.32	135.69	2.26
Others	97.85	20.88	4.85	53.27	20.71	2.14
Segment Total	**1810.30**	**558.44**	**33.50**	**2154.67**	**448.89**	**24.79**

* Segment Liabilities of FMCG – Cigarettes is before considering provision of Rs. 575.43 Crores (2008 – Rs. 598.42 Crores) in respect of disputed State Taxes, the levy / collection of which has been stayed. These have been included under 'Unallocated Corporate Liabilities'.

Schedules to the Consolidated Accounts

20. Segment Reporting (Contd.)

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

(Rs. in Crores)

	2009	2008
1. **Segment Revenue**		
– Within India	21486.65	19765.37
– Outside India	2877.06	2543.17
Total Revenue	**24363.71**	**22308.54**
2. **Segment Assets**		
– Within India	15171.08	13632.85
– Outside India	630.52	452.45
Total Assets	**15801.60**	**14085.30**
3. **Capital Expenditure**		
– Within India	1773.12	2136.82
– Outside India	37.18	17.85
Total Capital Expenditure	**1810.30**	**2154.67**

NOTES :

(1) ITC Group's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Group is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Group's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	– Cigarettes & Smoking Mixtures.
: Others	– Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery products, Matches, Agarbattis and Personal Care products.
Hotels	– Hoteliering.
Paperboards, Paper & Packaging	– Paperboards, Paper including Specialty Paper and Packaging including flexibles.
Agri Business	– Agri commodities such as rice, soya, coffee and leaf tobacco.
Others	– Information Technology services, Investments, Golf Resorts, etc.

(3) The Group companies and joint ventures have been included in segment classification as follows :

FMCG : Cigarettes	– Surya Nepal Private Limited and King Maker Marketing, Inc.
: Others	– Surya Nepal Private Limited and Wimco Limited.
Hotels	– Srinivasa Resorts Limited, Fortune Park Hotels Limited, Bay Islands Hotels Limited and a joint venture Maharaja Heritage Resorts Limited.
Others	– ITC Infotech India Limited and its subsidiaries ITC Infotech Limited, ITC Infotech (USA), Inc. and Pyxis Solutions LLC, Russell Credit Limited and its subsidiaries Greenacre Holdings Limited, Wimco Limited, Pavan Poplar Limited, Prag Agro Farm Limited, Technico Pty Limited, Technico ISC Pty Limited, Technico Technologies Inc., Technico Agri Sciences Limited (formerly Chambal Agritech Limited), Technico Asia Holdings Pty Limited and Technico Horticultural (Kunming) Co. Limited, BFIL Finance Limited and its subsidiary MRR Trading & Investment Company Limited, Wills Corporation Limited, Gold Flake Corporation Limited and its joint venture ITC Filtrona Limited, Landbase India Limited and a joint venture Sitel Operating Corporation India Limited (formerly CLI3L e-Services Limited).

(4) The geographical segments considered for disclosure are :

– Sales within India

– Sales outside India

(5) Segment results of 'FMCG : Others' are after considering significant business development, brand building and gestation costs of Branded Packaged Foods and Personal Care Products businesses.

(6) The Group's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the strategic e-Choupal initiative.

21. Related Party Disclosures

1. ENTERPRISES WHERE CONTROL EXISTS :

Entities, other than subsidiaries, under the control of the group :

a) ITC Sangeet Research Academy
b) ITC Education Trust
c) ITC Rural Development Trust

The following have not been considered :

a) ITC Global Holdings Pte. Limited, Singapore (under liquidation) and its subsidiaries
Hup Hoon Traders Pte. Limited, Singapore
AOZT "Hup Hoon", Moscow
Hup Hoon Impex SRL, Romania
Fortune Tobacco Co. Limited, Cyprus
Fortune Tobacco Company Inc., USA, and
b) BFIL Securities Limited (a subsidiary of BFIL Finance Limited) which is under voluntary winding up proceedings.

2. OTHER RELATED PARTIES WITH WHOM THE COMPANY HAD TRANSACTIONS, etc.

i) Associates & Joint Ventures :

Associates

a) Gujarat Hotels Limited
b) Russell Investments Limited
c) ATC Limited (formerly Asia Tobacco Company Limited)
d) Classic Infrastructure & Development Limited
e) International Travel House Limited
f) Divya Management Limited
g) Antrang Finance Limited
– being associates of the Company, and
h) Tobacco Manufacturers (India) Limited, UK of which the Company is an associate.

Joint Ventures

a) Maharaja Heritage Resorts Limited
b) Sitel Operating Corporation India Limited (formerly CLI3L e-Services Limited)
c) ITC Filtrona Limited

ii) a) Key Management Personnel :

Y. C. Deveshwar	Executive Chairman
A. Singh	Executive Director
K. Vaidyanath	Executive Director
S. S. H. Rehman	Executive Director (retired w.e.f. 20.03.2009)
A. Baijal	Non-Executive Director
R. K. Kaul	Non-Executive Director
S. H. Khan	Non-Executive Director
S. B. Mathur	Non-Executive Director
D. K. Mehrotra	Non-Executive Director
H. G. Powell	Non-Executive Director (w.e.f. 07.05.2008)

Key Management Personnel (Contd.) :

P. B. Ramanujam	Non-Executive Director
A. Ruys	Non-Executive Director (w.e.f. 20.01.2009)
B. Sen	Non-Executive Director
B. Vijayaraghavan	Non-Executive Director
J. P. Daly	Non-Executive Director (retired w.e.f. 07.01.2009)
Ram S. Tarneja	Non-Executive Director (retired w.e.f. 26.08.2008)
A. Nayak	Permanent Invitee - Corporate Management Committee
R. Srinivasan	Permanent Invitee - Corporate Management Committee
K. N. Grant	Permanent Invitee - Corporate Management Committee (w.e.f. 13.11.2008)
N. Anand	Permanent Invitee - Corporate Management Committee (w.e.f. 13.11.2008)
P. Chatterjee	Permanent Invitee - Corporate Management Committee (w.e.f. 13.11.2008)
R. G. Jacob	Special Invitee - Corporate Management Committee

b) Relative of Key Management Personnel :

Mrs. B. Deveshwar (wife of Mr. Y. C. Deveshwar)
Mrs. T. Anand (wife of Mr. N. Anand)

iii) Employees' Benefit Plans where there is significant influence :

a) IATC Provident Fund
b) IATC Staff X Provident Fund
c) ITC Management Staff Gratuity Fund
d) ITC Employees Gratuity Fund
e) ITC Gratuity Fund 'C'
f) ITC Pension Fund
g) ILTD Seasonal Employees Pension Fund
h) ITC Platinum Jubilee Pension Fund
i) Tribeni Tissues Limited Provident Fund
j) Tribeni Tissues Limited Gratuity Fund
k) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund
l) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A'
m) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B'
n) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C'
o) ITC Bhadrachalam Paperboards Limited Staff Provident Fund

21. Related Party Disclosures (Contd.)

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE GROUP AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES AS ON 31.03.2009 (Rs. in Crores)

		Enterprises where control exists		Associates & Joint Ventures		Key Management Personnel		Employee Trusts		Total	
		2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
1.	Sale of Goods / Services			14.19	14.90					14.19	14.90
2.	Purchase of Goods / Services			195.05	156.82					195.05	156.82
3.	Acquisition cost of Fixed Assets	30.75		0.57						31.32	
4.	Sale of Fixed Assets			0.10	0.03					0.10	0.03
5.	Acquisition of Investments				7.67						7.67
6.	Interest Income				...	0.18	0.02			0.18	0.02
7.	Remuneration to Key Management Personnel										
	– Directors					16.80	16.49			16.80	16.49
	– Others					3.50	3.04			3.50	3.04
8.	Rent Paid					0.83*	0.55*			0.83	0.55
9.	Reimbursement of Contractual Remuneration			0.13	0.15					0.13	0.15
10.	Remuneration of Managers on Deputation Recovered			1.68	2.10					1.68	2.10
11.	Donations	2.90	2.16							2.90	2.16
12.	Contributions to Employees' Benefit Plans							49.74	66.44	49.74	66.44
13.	Dividend Income			15.44	3.32					15.44	3.32
14.	Dividend Payments			347.47	307.76	0.91	0.86			348.38	308.62
15.	Expenses Recovered	0.05	0.08	4.66	6.64					4.71	6.72
16.	Expenses Reimbursed	0.05	0.07	1.30	2.46					1.35	2.53
17.	Loans Given				0.28						0.28
18.	Receipt towards Loan Repayment				0.28	0.41	0.14			0.41	0.42
19.	Advances Given			2.66	1.55					2.66	1.55
20.	Receipt towards Refund of Advances			3.28	2.79					3.28	2.79
21.	Deposits Received during the year				0.03						0.03
22.	Deposits Refunded during the year			1.48	0.31					1.48	0.31
23.	Deposits Given during the year					0.05	0.27*			0.05	0.27
24.	Receipt towards Refund of Deposits				42.29						42.29
25.	**Balances as on 31st March**										
	i) Debtors / Receivables	0.01		2.56	14.55					2.57	14.55
	ii) Advances Given			4.98	5.60			29.12	33.40	34.10	39.00
	iii) Loans Given					0.67	0.86			0.67	0.86
	iv) Deposits With			0.10	0.10	0.59*	0.31*			0.69	0.41
	v) Deposits From			2.17	3.65					2.17	3.65
	vi) Creditors / Payables			7.18	5.78					7.18	5.78
26.	In addition, Remuneration of Managers on Deputation - Absorbed	0.12	0.08	0.35	0.74					0.47	0.82

* Includes transactions Rs. 0.58 Crore (2008 : Rs. 0.52 Crore); Balance Rs. 0.47 Crore (2008 : Rs. 0.27 Crore) with relatives of Key Management Personnel.

22. Significant Accounting Policies

IT IS GROUP CORPORATE POLICY

Convention

To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies is set out below.

Basis of Accounting

To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as and when undertaken as detailed below.

Fixed Assets

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation / system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

All upgradation / enhancements are generally charged off as revenue expenditure unless they bring similar significant additional benefits.

Depreciation

To calculate depreciation on Fixed Assets and Trademarks in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

Capitalised software costs are amortised over a period of five years.

Revaluation of Assets

As and when Fixed Assets are revalued, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Investments

To state Current Investments at lower of cost and fair value; and Long Term Investments, other than in associates, at cost. Where applicable, provision is made where there is a permanent fall in valuation of Long Term Investments.

To account for investments in associates using the equity method.

Interests in Joint Ventures

To account for interests in jointly controlled entities (incorporated Joint Ventures) using proportionate consolidation.

Goodwill on Consolidation

To state goodwill arising on consolidation at cost, and to recognise, where applicable, any impairment.

Inventories

To state inventories including work-in-progress at lower of cost and net realisable value. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

Sales

To state net sales after deducting taxes and duties from invoiced value of goods and services rendered.

Investment Income

To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend

To provide for Dividends (including income tax thereon) in the books of account of the parent as proposed by the Directors, pending approval at the Annual General Meeting.

To account for dividends (including income tax thereon) of associates, joint ventures and subsidiaries when paid.

Employee Benefits

To make regular monthly contributions to various Provident Funds which are in the nature of defined contribution scheme and such paid / payable amounts are charged against revenue. To administer such Funds through duly

22. Significant Accounting Policies (Contd.)

constituted and approved independent trusts with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

To administer through duly constituted and approved independent trusts, various Gratuity and Pension Funds which are in the nature of defined benefit/contribution schemes. To determine the liabilities towards such schemes, as applicable, and towards employee leave encashment by an independent actuarial valuation as per the requirements of Accounting Standard – 15 (revised 2005) on "Employee Benefits". To determine actuarial gains or losses and to recognise such gains or losses immediately in Profit and Loss Account as income or expense.

Lease Rentals

To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development

To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income

To provide Current tax as the amount of tax payable in respect of taxable income for the period.

To provide Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation

To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains / Losses arising out of fluctuations in the exchange rates are recognised in the Profit and Loss Account in the period in which they arise.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts.

To account for profit / loss arising on cancellation or renewal of forward exchange contracts as income/expense for the period.

To account for premium paid on currency options in the Profit and Loss Account at the inception of the option.

To account for profit / loss arising on settlement or cancellation of currency option as income / expense for the period.

To recognise the net mark to market loss in the Profit and Loss Account on the outstanding portfolio of options as at the Balance Sheet date, and to ignore the net gain, if any.

To account for gains / losses in the Profit and Loss Account on foreign exchange rate fluctuations relating to monetary items at the year end.

To translate the financial statement of non-integral foreign operations by recording the exchange difference arising on translation of assets / liabilities and income / expenses in a foreign currency translation reserve.

Claims

To disclose claims against the Group not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting

To identify segments based on the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems

To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance with the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by an entity with another Group entity incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

	Y. C. DEVESHWAR	*Chairman*
Kolkata	K. VAIDYANATH	*Director*
22nd May, 2009	B. B. CHATTERJEE	*Secretary*

Report of the Auditors to the Board of Directors of ITC Limited

We have audited the attached consolidated balance sheet of ITC Limited and its subsidiaries (the Group) as at 31st March, 2009, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These consolidated financial statements are the responsibility of ITC Limited's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries and joint ventures, whose financial statements reflect the Group's share of total assets of Rs. 1936.07 Crores as at 31st March, 2009 and the Group's share of total revenues of Rs. 1428.69 Crores for the year ended on that date, and net cash inflows amounting to Rs. 79.72 Crores for the year ended on that date and associates whose financial statements reflect the Group's share of profit upto 31st March, 2009 of Rs. 34.37 Crores and the Group's share of profit of Rs. 6.14 Crores for the year ended on that date as considered in the consolidated financial statements. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, joint ventures and associates, is based solely on the reports of the other auditors.

We report that the consolidated financial statements have been prepared by ITC's management in accordance with the requirements of Accounting Standard 21 - "Consolidated Financial Statements", Accounting Standard 23 - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 - "Financial Reporting of Interests in Joint Ventures" notified by the Companies (Accounting Standards) Rules, 2006.

Based on our audit and on consideration of the reports of other auditors on separate financial statements and on the other financial information of the components, in our opinion and to the best of our information and according to the explanations given to us, the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated balance sheet, of the state of affairs of ITC Limited Group as at 31st March, 2009;

(b) in the case of the consolidated profit and loss account, of the profit for the year ended on that date, and

(c) in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For A. F. Ferguson & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata
22nd May, 2009

ITC Limited

Statement Regarding Subsidiary Companies

Rs. in Crores

Name of the Subsidiary Company	Issued and Subscribed Share Capital	Reserves	Total Assets	Total Liabilities	Investments			Turnover	Profit/(Loss) before Taxation	Provision for Taxation	Profit/(Loss) after Taxation	Dividend (including Dividend Distribution Tax)
					Long Term	Current	Total					
Russell Credit Limited	646.48	77.21	728.20	728.20	430.46	–	430.46	33.39	28.28	1.63	26.65	46.80
Greenacre Holdings Limited	33.06	9.14	42.20	42.20	6.63	8.68	15.31	2.92	1.14	0.12	1.02	–
Wimco Limited	64.42	73.43	143.45	143.45	...	–	...	188.34	1.88	0.35	1.53	5.24
Pavan Poplar Limited	5.51	1.42	6.93	6.93	–	–	–	0.78	0.02	...	0.01	–
Prag Agro Farm Limited	3.80	(7.60)	3.02	3.02	...	–	...	3.79	0.20	...	0.19	–
Srinivasa Resorts Limited	24.00	62.42	94.29	94.29	...	32.66	32.66	62.27	18.53	5.87	12.66	5.62
Fortune Park Hotels Limited	0.45	6.19	6.64	6.64	–	0.98	0.98	12.90	2.33	0.89	1.44	0.26
Bay Islands Hotels Limited	0.12	9.01	9.13	9.13	–	–	–	0.97	0.91	0.27	0.64	0.07
ITC Infotech India Limited	85.20	14.91	262.15	262.15	–	–	–	349.72	6.68	3.64	3.04	–
ITC Infotech Limited *	4.97	21.85	26.82	26.82	–	–	–	149.43	10.61	3.19	7.42	–
ITC Infotech (USA), Inc. $	92.31	(12.41)	80.08	80.08	–	–	–	132.73	4.11	(1.20)	5.31	–
Pyxis Solutions, LLC $	12.10	–	12.10	12.10	–	–	–	71.89	0.97	–	0.97	2.07
Wills Corporation Limited	4.89	2.00	6.89	6.89	–	6.37	6.37	0.90	0.79	(0.13)	0.92	–
Gold Flake Corporation Limited	16.00	1.91	17.91	17.91	4.13	13.79	17.92	2.89	2.84	0.03	2.81	5.85
Landbase India Limited	4.00	6.12	50.12	50.12	...	–	...	7.50	(5.28)	0.03	(5.31)	–
BFIL Finance Limited	20.00	(60.37)	7.62	7.62	...	–	...	0.96	0.53	–	0.53	–
MRR Trading & Investment Company Limited	0.05	(0.04)	0.01	0.01	–	–	–	–	–	–	–	–
Surya Nepal Pvt. Limited #	126.00	111.46	237.46	237.46	6.87	–	6.87	491.32	131.03	40.78	90.25	54.60
King Maker Marketing, Inc. $	0.02	25.18	25.32	25.32	–	–	–	262.25	6.27	2.53	3.74	5.07
Technico Pty Limited ~	154.08	(106.37)	49.32	49.32	–	–	–	2.50	(1.36)	–	(1.36)	–
Technico ISC Pty Limited ~	...	–	...	...	–	–	–	–	–	–	–	–
Technico Technologies Inc. ^	4.90	(4.18)	1.81	1.81	–	–	–	0.65	2.18	–	2.18	–
Technico Horticultural (Kunming) Co. Limited **	14.53	(3.00)	11.58	11.58	–	–	–	8.93	(2.18)	–	(2.18)	–
Technico Agri Sciences Limited (Formerly Chambal Agritech Limited)	37.96	(20.62)	33.31	33.31	–	–	–	29.24	3.08	0.06	3.02	–
Technico Asia Holdings Pty Limited ~	12.91	(11.32)	1.59	1.59	–	–	–	–	–	–	–	–

* Converted into Indian Rupees at the Exchange rate, 1GBP = Rs. 72.49 as on 31.03.2009
$ Converted into Indian Rupees at the Exchange rate, 1USD = Rs. 50.72 as on 31.03.2009
# Converted into Indian Rupees at the Exchange rate, 1NR = Re. 0.625 as on 13.03.2009, which is same as on 31.03.2009
~ Converted into Indian Rupees at the Exchange rate, 1AUD = Rs. 35.0275 as on 31.03.2009
^ Converted into Indian Rupees at the Exchange rate, 1CAD = Rs. 40.525 as on 31.03.2009
** Converted into Indian Rupees at the Exchange rate, 1RMB = Rs. 7.6439 as on 31.03.2009

Notes

i) The aforesaid data in respect of the subsidiaries is for a period of 12 months (except for Pyxis Solutions, LLC which is for a period of 15 months) as on 31st March, 2009 other than Surya Nepal Private Limited where it is as on 13th March, 2009 and Technico Horticultural (Kunming) Co. Limited where it is as on 31st December, 2008.

ii) The Subsidiaries not considered in the preparation of the above statement are :

a) BFIL Securities Limited (a wholly owned subsidiary of BFIL Finance Limited) which is under voluntary winding up since 8th August, 2000. The Authorised and Paid-up Share Capital of BFIL Securities Limited at the time of initiation of the process of voluntary winding up was Rs. 2,00,00,000

b) ITC Global Holdings Pte. Limited, Singapore, (ITC Global) a wholly owned subsidiary of ITC Limited, and its subsidiaries. ITC Global is under liquidation vide Singapore High Court's Order dated 30th November, 2007. The Authorised and Paid-up Share Capital of ITC Global at the time of initiation of the process of liquidation was USD 2,00,00,000 and USD 89,99,645 respectively. Prior to this, ITC Global was under Judicial Management in terms of an Interim Order passed by the Singapore High Court on 8th November, 1996 and confirmed by the Singapore High Court on 6th December, 1996. The Authorised and Paid-up Share Capital of ITC Global and its subsidiaries when ITC Global was brought under Judicial Management was as follows :

Name	Authorised Share Capital	Paid-up Share Capital
ITC Global Holdings Pte. Limited, Singapore	USD 2,00,00,000	USD 89,99,645
Hup Hoon Traders Pte. Limited, Singapore	SGD 1,50,000	SGD 1,00,002
AOZT "Hup Hoon", Moscow	N.A.	RUB 5,00,000
Hup Hoon Impex SRL, Romania	N.A.	USD 10,000
Fortune Tobacco Co. Limited, Cyprus	CYP 2,50,000	CYP 10,000
Fortune Tobacco Company Inc., USA	1000 shares of common stock (No par value)	USD 2,483 (100 shares)

Ten Years at a Glance

Operating Results 2000 - 2009#

(Rs. in Crores)

Year Ending 31st March	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
GROSS INCOME	8069.37	8827.11	9982.46	11194.47	12039.92	13585.39	16510.51	19636.53	21966.84	23678.46
Excise Duties etc.	4133.89	4474.52	4780.86	5159.10	5344.60	5710.13	6433.90	7135.75	7408.41	7755.42
Net Income	3935.48	4352.59	5201.60	6035.37	6695.32	7875.26	10076.61	12500.78	14558.43	15923.04
Cost of Sales	2475.45	2516.44	3155.96	3712.00	4109.85	4846.89	6463.15	8207.88	9543.59	10529.57
PBDIT	1460.03	1836.15	2045.64	2323.37	2585.47	3028.37	3613.46	4292.90	5014.84	5393.47
PBDT	1347.48	1740.24	1978.71	2293.53	2560.68	2985.94	3601.53	4289.62	5010.23	5375.15
PBIT	1341.50	1696.21	1847.19	2086.03	2343.85	2715.50	3281.12	3929.98	4576.38	4844.06
PROFIT BEFORE TAX	1228.95	1600.30	1780.26	2056.19	2319.06	2673.07	3269.19	3926.70	4571.77	4825.74
Tax	436.51	594.04	590.54	684.84	726.21	836.00	988.82	1226.73	1451.67	1562.15
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS	792.44	1006.26	1189.72	1371.35	1592.85	1837.07	2280.37	2699.97	3120.10	3263.59
Exceptional Items (Net of Tax)	–	–	–	–	–	354.33	(45.02)	–	–	–
PROFIT AFTER TAXATION	792.44	1006.26	1189.72	1371.35	1592.85	2191.40	2235.35	2699.97	3120.10	3263.59
Dividends *	224.55	270.45	334.14	418.84	558.83	881.70	1134.70	1364.50	1543.18	1633.87
Retained Profits	567.89	735.81	855.58	952.51	1034.02	1309.70	1100.65	1335.47	1576.92	1633.69
Earnings Per Share on profit after tax before exceptional items										
Actual (Rs.) **	3.23	4.10	4.81	5.54	6.43	7.36	6.07	7.18	8.28	8.65
Adjusted (Rs.) @	3.23	4.10	4.85	5.59	6.49	7.49	9.29	11.00	12.71	13.30
Dividend Per Share										
Actual (Rs.) **	0.75	1.00	1.35	1.50	2.00	3.10	2.65	3.10	3.50	3.70
Adjusted (Rs.) @	0.75	1.00	1.36	1.51	2.02	3.15	4.05	4.75	5.37	5.69
Market Capitalisation ***	18038	19987	17243	15581	25793	33433	73207	56583	77765	69751
Foreign Exchange Earnings	687.70	697.13	947.57	1294.00	1077.51	1268.65	1793.51	2283.21	2168.41	2225.71

* Including Dividend Distribution Tax (except 2002)

** Based on year-end Share Capital; reflects the impact of Corporate Actions such as Amalgamation and Bonus Issue in the respective years. Normalised for impact of 1 : 10 Stock Split effected in 2005-06.

*** Based on year-end closing prices, quoted on the Bombay Stock Exchange.

@ To facilitate like to like comparison, computed after eliminating impact of Corporate Actions.

During the above 10 year period, the following Corporate Actions took place:

- 2003 – 2,09,69,820 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.
- 2006 – 1,21,27,470 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Scheme of Amalgamation of erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company.
  – 1 : 2 Bonus Issue

Sources and Application of Funds 2000 - 2009#

(Rs. in Crores)

Year Ending 31st March	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
SOURCES OF FUNDS										
Equity	245.41	245.41	247.51	247.51	247.68	249.43	375.52	376.22	376.86	377.44
Reserves	2553.92	3289.10	4166.47	5118.11	6162.38	7646.18	8685.96	10060.86	11680.81	13357.64
Shareholders' Funds	2799.33	3534.51	4413.98	5365.62	6410.06	7895.61	9061.48	10437.08	12057.67	13735.08
Loan Funds	652.87	858.94	284.54	116.98	120.85	245.36	119.73	200.88	214.43	177.55
Deferred Tax - Net	–	–	135.46	63.58	87.74	376.09	324.76	472.85	545.07	867.19
FUNDS EMPLOYED	3452.20	4393.45	4833.98	5546.18	6618.65	8517.06	9505.97	11110.81	12817.17	14779.82
APPLICATION OF FUNDS										
Fixed Assets (Gross)	2145.49	2668.08	4081.85	4415.61	5054.68	5932.42	6470.57	8000.45	10086.52	11772.71
Depreciation	592.25	707.42	1101.90	1245.64	1442.63	1795.51	2065.44	2389.54	2790.87	3286.74
Fixed Assets (Net)	1553.24	1960.66	2979.95	3169.97	3612.05	4136.91	4405.13	5610.91	7295.65	8485.97
Investments	987.26	1006.94	906.93	1608.86	3053.96	3874.68	3517.01	3067.77	2934.55	2837.75
Net Current Assets	911.70	1425.85	947.10	767.35	(47.36)	505.47	1583.83	2432.13	2586.97	3456.10
NET ASSETS EMPLOYED	3452.20	4393.45	4833.98	5546.18	6618.65	8517.06	9505.97	11110.81	12817.17	14779.82
Net Worth Per Share (Rs.) *	7.60	9.60	11.89	14.45	17.25	21.10	24.13	27.74	32.00	36.39
Debt : Equity Ratio	0.23:1	0.24:1	0.06:1	0.02:1	0.02:1	0.03:1	0.01:1	0.02:1	0.02:1	0.01:1

* Includes adjustment for 1 : 10 Stock Split and 1 : 2 Bonus Issue.

Equity includes impact of :

2003 – 2,09,69,820 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.

2006 – 1,21,27,470 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Scheme of Amalgamation of erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company.

– 1 : 2 Bonus Issue (Rs. 125.17 Crores).

Unconsolidated

FINANCIAL HIGHLIGHTS


GROSS INCOME
Rs. Crores
00 01 02 03 04 05 06 07 08 09
Gross Income in 2008-09: Rs. 23678 Crores


NON-CIGARETTES NET TURNOVER
NTO (Rs. Crores)
% of NTO
01 02 03 04 05 06 07 08 09
Non-Cigarettes NTO
% of NTO


CONTRIBUTION TO THE EXCHEQUER
Rs. Crores
00 01 02 03 04 05 06 07 08 09
Contribution in 2008-09: Rs. 11233 Crores
Note: Includes Excise, Service Tax, VAT, Income Tax, Hotel Luxury & Exp. Taxes, etc.


DISTRIBUTION OF VALUE-ADDED
Rs. Crores
00 01 02 03 04 05 06 07 08 09
Exchequer
Providers of Capital
Employees


RETURN ON INVESTED CAPITAL
Invested Capital (Rs. Crores)
R.O.I.C. (%)
00 01 02 03 04 05 06 07 08 09
Invested Capital*
Return on Invested Capital (%)**


RETURN ON CAPITAL EMPLOYED
Capital Employed (Rs. Crores)
R.O.C.E. (%)
00 01 02 03 04 05 06 07 08 09
Capital Employed
Return on Capital Employed (%)***

* Invested Capital is computed by netting Cash and Cash Equivalents (including Short Term Investments) from Total Capital Employed.

** Computed as PBIT divided by average Invested Capital during the year.

*** Computed on average Capital Employed during the year.

These graphs depict the standalone financial position.

FINANCIAL HIGHLIGHTS


GROSS TURNOVER
Rs. Crores
CAGR 15%
+13%
+22%
+19%
+11%
+8%
13350
16224
19300
21356
23144
2005
2006
2007
2008
2009


NET TURNOVER
Rs. Crores
CAGR 19%
+18%
+28%
+24%
+15%
+10%
7639
9791
12164
13948
15388
2005
2006
2007
2008
2009


PBDIT
Rs. Crores
CAGR 16%
+17%
+19%
+19%
+17%
+8%
3028
3613
4293
5015
5393
2005
2006
2007
2008
2009


PBIT
Rs. Crores
CAGR 16%
+16%
+21%
+20%
+16%
+6%
2716
3281
3930
4576
4844
2005
2006
2007
2008
2009


PBT
Rs. Crores
CAGR 16%
+15%
+22%
+20%
+16%
+6%
2673
3269
3927
4572
4826
2005
2006
2007
2008
2009


PAT
(Before Exceptional Items)
Rs. Crores
CAGR 15%
+15%
+24%
+18%
+16%
+5%
1837
2280
2700
3120
3264
2005
2006
2007
2008
2009

FINANCIAL HIGHLIGHTS

OPERATING CASH FLOW *Rs. Crores*


CAGR 15%
-2%
+4%
+11%
+27%
+20%
1851
1930
2141
2723
3279
2005
2006
2007
2008
2009

For details refer page 80

OPERATING PROFIT *Rs. Crores*


CAGR 15%
+18%
+21%
+19%
+14%
+7%
2561
3104
3698
4200
4504
2005
2006
2007
2008
2009

Operating Profit before Other Income and Interest

NETWORTH PER SHARE *Rs.*


CAGR 15%
+22%
+14%
+15%
+15%
+14%
21.10
24.13
27.74
32.00
36.39
2005
2006
2007
2008
2009

DIVIDEND PAYOUT *Rs. Crores*


CAGR 17%
+58%
+29%
+20%
+13%
+6%
882
1135
1365
1543
1634
2005
2006
2007
2008
2009

Inclusive of Dividend Distribution Tax

EARNINGS AND DIVIDEND PER SHARE

(Adjusted^)


Rs.
0
2
4
6
8
10
12
14
00
01
02
03
04
05
06
07
08
09
Dividend Per Share*
Earnings Per Share

MARKET CAPITALISATION AND BSE SENSEX

(As on 31st March)


Rs. Crores
10000
20000
30000
40000
50000
60000
70000
80000
BSE Sensex
2000
6000
10000
14000
18000
22000
00
01
02
03
04
05
06
07
08
09
ITC's Market Capitalisation (31.03.2009: Rs. 69751 Crores)
BSE Sensex

* Dividend Per Share for 2008-09 is based on the Board's recommendation to Members.

^ Refer page 168 for details of Adjusted Earnings / Dividends.

ITC Infotech

ITC Infotech, the wholly-owned IT services subsidiary of ITC, focuses on developing deep and differentiated capabilities to enhance expertise in specific industry domains, business solutions and technologies. This steadfast focus on delivering enduring value to customers has formed the bedrock of the Company's growth strategy.

The Company has been successful in attaining differentiation in niches and continues to gain competitive advantage to strengthen market standing. Despite adverse market conditions and the global economic recession, ITC Infotech posted encouraging results for the Financial Year 2008-09.

Creating deep and differentiated capabilities

ITC Infotech acquired Pyxis Solutions, LLC, a US based niche player offering Quality Assurance (QA) solutions and testing services to leading investment banking institutions and companies in the Banking, Financial Services and Insurance (BFSI) segment. Pyxis offers a full spectrum of services in software QA, ranging from user-interface testing to QA process improvements. Pyxis services also include QA management and consulting, quantitative analysis testing and data validation testing.


INFOTECHPARK

Creating advantage through customised business solutions

ITC Infotech witnessed significant traction in customer acquisition through industry specific solutions developed to address unique business requirements, challenges in critical performance areas and regulatory compliance.

For the BFSI industry, the Company has launched numerous solutions including the 'iTrade Monitor', a comprehensive real time FIX (Financial Information Exchange) monitoring application, FIX Transformation services aimed at helping companies adopt the FIX protocol or migrate to higher versions, Payment Hub to facilitate consolidation of payment operations and SEPA (Single Euro Payments Area) validation test packs which enable companies access their SEPA readiness. With comprehensive knowledge of the RFID (Radio Frequency Identification) space, the Company has crafted RFID solutions facilitating real-time tracking and monitoring. Having implemented the world's first of its kind CRM based loyalty solution for Finnair, ITC Infotech's suite of Loyalty Management solutions aims at significantly improving effectiveness of loyalty programmes. For the media and entertainment industry, the Company has launched Metadata Management solutions to implement and revamp metadata using Metamodels.



ITC Infotech has also tailored accelerated offshoring services aligned with customer needs of significant reduction in the Total Cost of Ownership (TCO) and faster Return On Investment (ROI). The Company has developed industry specific SAP templates, over and above SAP best practices, enabling faster implementation.

ITC Infotech's solutions and customer case studies are being showcased at prime global industry fora and events.

Partnerships to enhance expertise

ITC Infotech is enhancing its engagement with independent software vendors through partnerships and co-development initiatives. The Company has made investments to further consolidate its capability in the areas of Trade Promotion Management and Loyalty.

ITC Infotech has signed a partnership agreement with ADAM Software, a leading Digital Asset Management company, to provide services around ADAM Software's Digital Asset Management (DAM) platform.

SAP® Certified
in Application Management Services

Microsoft GOLD CERTIFIED Partner
Custom Development Solutions
Information Worker Solutions

Global Certifications

ITC Infotech has been certified by SAP as a global provider of application management services. This certification validates the Company's capabilities to provide comprehensive application management services which deliver business value to SAP customers worldwide.

ITC Infotech is a Gold Certified member of the Microsoft Partner Program. Gold Certified Partners represent the highest level of competence and expertise with Microsoft technologies, and have the closest working relationship with Microsoft.

Awards and Recognitions

ITC Infotech was placed among the Top 100 service providers across four continents, in terms of operations, service offerings, client relationships and human capital, in a survey conducted by Global Services and neoIT. ITC Infotech was also ranked fourth among mid-tier infrastructure vendors globally and featured among the top ITO 'Infrastructure Vendors' in the 2008 Black Book of Outsourcing. The Black Book of Outsourcing 2008 Green Report recognised the Company as one of the top twenty green vendors who have delivered on the triple bottom line milestones of economic gains, environmental stewardship and social improvements.

GLOBAL SERVICES

Black Book of Outsourcing

Customer Centricity

ITC Infotech has opened an office in Sweden to ensure close proximity and better service to customers in the Nordic region. The Company is now present in all the Nordic countries.

The Company invests in nurturing long-term relationships, which is reflected in significant improvements in customer satisfaction scores in the annual CSat (Customer Satisfaction) survey. This has added further impetus to the Company's focus on being a 'trusted advisor' to customers.

Talent Management

People form the backbone of the business. The Company takes great pride in the quality of its talent. It celebrates its human capital and acknowledges each individual's contribution.



The Company also nurtures its employees through numerous training and development programmes to help them actualize their potential. The overarching objective is to ensure for each individual, a wholesome and challenging job profile, thereby constantly aligning individual aspirations to organizational needs. ITC Infotech offers global careers, global exposure and a diversity of opportunities to create business and technology leaders of tomorrow.

With a robust outsourcing model, comprehensive suite of differentiated solutions & services and focus on excellence in execution, ITC Infotech has demonstrated leadership in its chosen industry domains. The Company is well placed to leverage emerging opportunities to secure long term sustainable growth.

Citizen First- A commitment far beyond the market



ITC is inspired by the opportunity to make a meaningful difference through the enlargement of its contribution to the national economy. The Company's Sustainability Initiatives draw strength from its deep conviction that businesses can, and must, contribute to a larger societal purpose by fashioning corporate strategies that simultaneously build economic, environmental and social capital for the nation. Co-creating shareholder value and societal capital is indeed the hallmark of ITC's "commitment far beyond the market".

ITC's social development initiatives have contributed, consistently over many years, to transforming rural lives and landscapes, creating new hopes for many who live in the margin in rural India. The thrust of the Company's social sector investment is in four carefully identified areas, designed to create a larger developmental footprint. These include:

- Web-enablement of the Indian farmer through the e-Choupal initiative;
- Natural resource management, which includes wasteland, watershed and agriculture development;
- Sustainable livelihood creation, comprising genetic improvement in livestock productivity and women's economic empowerment; and
- Community development, with focus on primary education and health & sanitation.

Web-Enablement Of The Indian Farmer: The e-Choupal Initiative

ITC's globally awarded e-Choupal initiative is a powerful illustration of a unique business model that delivers large societal value by co-creating rural markets with local communities. The e-Choupal digital infrastructure enables even small and marginalised farmers, who are de-linked from the formal market, to access relevant knowledge, market prices, weather information and quality inputs to enhance farm productivity, quality and command better prices – making them more competitive in the national and global markets. Customised agri-extension services and farmer training schools through a focused programme 'Choupal Pradarshan Khet' enables farmers to access best practices in agriculture and improve productivity. Physical infrastructure in the form of 'Choupal Saagars' – integrated rural service hubs – provide the physical connect to markets and to a host of services. Farmer 'sanchalaks', with significant capacity-building and focused training by ITC, today offer a host of products and services that enrich rural communities. Together, the digital-physical-human infrastructure has led to the creation of a two-way efficient channel raising farmer incomes and productivity, transforming rural communities into vibrant markets.



The network currently comprises 6,500 e-Choupals reaching out to more than 4 million farmers in 40,000 villages in the states of Madhya Pradesh, Uttar Pradesh, Haryana, Uttaranchal, Rajasthan, Maharashtra, Karnataka, Andhra Pradesh, Tamil Nadu and Kerala.



Mission Sunehra Kal: Social Sector Investments

Mission Sunehra Kal, the focused programme of ITC that channels its investment and managerial resources to deliver high quality social development projects deepened its imprint this year by expanding its reach to 50 districts. These projects are located in the states of Kerala, Tamil Nadu, Karnataka, Andhra Pradesh, Orissa, Madhya Pradesh, Rajasthan, Maharashtra, Uttar Pradesh, West Bengal and Bihar. Together these programmes impact nearly 2.11 lakh households and over 11 lakh individuals who are directly benefited by the various interventions spread over 3,805 villages. The social sector investment initiatives also cover 30 agri business hubs and 238 e-Choupals.

Wasteland Development: Social Forestry



During 2008-09, 2,392 hectares were brought under Social Forestry plantations, expanding the cumulative total to 14,360 hectares. The Social Forestry project today covers 34 mandals, 454 villages and 16,061 poor households.

Poor households who have reaped the benefits of the social forestry programme, earned Rs 7.7 crores from harvesting wood on 1,894 hectares. Most beneficiaries have ensured that the contribution to the Village Development Fund continues and as a result, the contributions have increased to nearly Rs 78 lakhs. The farmers' own incomes have also been invested wisely into productive assets to ensure a longer-term virtuous cycle of development.

ITC's social and farm forestry programmes have greened over 90,000 hectares of land.

Soil and Moisture Conservation



This programme, designed to help farmers in identified moisture-stressed districts through scientific soil and moisture conservation projects, continues to bring precious water resources to several rural communities.

A total of 357 large and small water harvesting structures were created by the end of 2008-09, taking the total number of structures created so far to 2,535. The total area covered under the watershed programme touched 43,841 hectares, covering 45,000 farmers in 7 states.

In another first of its kind agreement in the country, ITC signed a MoU with the Government of Maharashtra to implement NREGA in 2 blocks of Jalna district. The partnership will develop a model for undertaking NREGA work on an integrated watershed development project for natural resource management and drought proofing.

Integrated Agriculture Development

These interventions aim to improve farm productivity, contributing to higher incomes, by promoting a package of efficient farm practices and technologies. During 2008-09, 65 group irrigation projects and sprinkler sets were installed, 550 composting units were constructed and 898 demonstration plots were promoted covering 1,750 farmers.

Sustainable Livelihoods

The primary focus of this intervention is to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-agricultural incomes.



Livestock Development

With the objective of creating high yielding progenies through genetic improvement, a total of 121 Cattle Development Centres (CDCs) covered 2,400 villages. During the year, 1.02 lakh artificial inseminations (AIs) were performed, and 32,754 live births took place, taking the total number of progenies to 68,352. Nearly 43,000 milch animals were also covered under the preventive health programme this year.

Economic Empowerment of Women

These programmes aim to create sustainable income opportunities for women. Till 2008-09, 1,296 active self-help groups (SHG) with 18,032 members had mobilized small savings of Rs 135 lakhs. During the year, 6,610 women have been gainfully employed either through micro-enterprises (931) or as self-employed (5,679) through income generation loans.





Community Development

The primary education programme has so far covered over 1.83 lakh primary school-goers. In addition, 393 government primary schools have been provided infrastructure support, consisting of benches/chairs, compound walls/gates/roof, additional classrooms, teaching aids and sports kits.

A total of 2,712 low cost sanitary units have also been constructed so far, with one-third of the costs being met by the beneficiaries.

'Carbon Positive' 4th Year in a Row



ITC continued to enlarge its positive carbon footprint through significant efforts in energy conservation, enhanced use of renewable energy resources and large scale sequestration through farm & social forestry initiatives.

A concerted effort to reduce specific energy consumption (energy required per unit of production), through focused energy conservation initiatives, continued to yield significant benefits to a large number of business units during 2008-09. Through a rigorous process supported by benchmarking and stringent audits, specific energy consumption reduced by 9.2% in the Bengaluru cigarette factory, 14.2% in Surya Nepal's Simra factory, 2.9% in Tribeni Specialty Paper Unit, 7.6% in the Munger Packaging Unit, 6.3% in ITC Hotel Maurya, 4.1% in Windsor and by 6.1% in Sheraton Chola.

Given its resolve to progressively augment its carbon positive status, ITC continued with its commitment to enhance the use of renewable energy. Over 30% of the total energy consumed this year was from renewable sources as also from carbon neutral fuels, up from 24.1% last year.

ITC takes pride that 8 CDM projects including the Social Forestry and the ITC Sonar CDM projects are already registered with the CDM-EB (Clean Development Mechanism - Executive Board), set up by UNFCCC (United Nations Framework Convention on Climate Change) under the Kyoto Protocol. In addition, several other initiatives, including the Wind Mill Projects, are in various stages of registration. These CDM projects have not only led to savings in energy costs and reduction in CO_2 emissions, but have also generated revenues from the sale of CERs (Certified Emission Reductions).

The large scale Social Forestry project, which has been registered by UNFCCC's CDM-EB, is the second project in the world of its kind and the very first in India-indeed yet another laudable milestone for the Company. This unique initiative will provide immense encouragement and impetus to Agro Forestry initiatives in India contributing to sustainable livelihoods.

ITC Sonar, the only hotel in the World to earn carbon credits

A recent UNEP (United Nations Environment Programme) Report on 'Sustainable Buildings & Construction Initiative' states the following:

'Only six of the more than 3000 projects in CDM pipeline are related to energy efficiency in buildings (as of May 2008). In addition, within the six projects, only one is today generating certified emission reduction credits (CERs)...'

'...the only project in building sector that is currently producing CERs is the ITC Sonar Hotel in India'.

'...the ITC Sonar Hotel in Kolkata has successfully employed energy saving performance indicators and management measures to establish an energy saving culture'.

CO_2 Emissions & Sequestration

Total CO_2 (equivalent) emissions from ITC businesses in 2008-09 amounted to 1,572 kilo tonnes up from 1,352 kilo tonnes last year. Higher CO_2 emission was on account of significant growth in production, change in product mix, large project activities and addition of new businesses in the reporting boundary.

ITC's farm and social forestry initiatives added nearly 9,975 hectares of plantations during 2008-09. Total plantations, as on March 31, 2009, covered over 90,000 hectares.

The Company's social & farm forestry initiative has not only contributed to sustainable source of raw material for the Paperboards business, but also helped sequester 3,695 kilo tonnes of CO_2, thus consolidating ITC's status as a 'Carbon Positive Company' for the fourth year in a row.



	Unit	06 - 07	07 - 08	08 - 09
CO_2 emissions (Manufacturing & Freight)	KT	1143	1352	1572
CO_2 sequestered	KT	2025	2638	3695
CO_2 sequestered	Percent	177	195	235



Sustainable Sourcing of Wood Fibre

ITC's Paperboards mill at Bhadrachalam manufactured over 360,908 tonnes of paperboards in 2008-09, using 532,254 tonnes of pulpwood, apart from waste paper and some special pulp. This pulpwood is sourced largely from renewable plantations in agricultural lands and private wastelands owned by farmers, and does not deplete natural forests.

ITC has invested significantly in research & development, over many years, to create clonal saplings of Eucalyptus, Subabul and Casuarina, which are largely disease-resistant, grow faster with reduced growing cycles, and have higher survival rates. These are then provided to small farmers for planting in private wastelands. These clones, popularly known as 'Bhadrachalam clones', have been developed following a traditional breeding route and are not genetically modified. ITC also provides a comprehensive package of plantation management practices under the Tree Improvement Programme to assist growers. The pulpwood species of Eucalyptus, Subabul, and Casuarina are exotics and are not sourced from high value conservation forests. The Government of Andhra Pradesh has declared Eucalyptus, Subabul and Casuarina as agricultural produce.

The forestry initiatives have brought with it a multiplicity of additional benefits apart from conserving natural forest resources. These include the creation of a green cover for carbon sequestration, conserving in-situ moisture, groundwater recharge, reduction in topsoil losses and increase in soil fertility. More importantly, it has provided 40 million mandays of employment to tribals and marginal farmers, many of whom are among the most disadvantaged.

Over 98.7% of the Bhadrachalam mill's total wood requirement in 2008-09 came from plantations under the agro-forestry initiatives. Around 6,240 tonnes of bamboo was sourced from authorized open markets. A small portion amounting to 4,263.13 tonnes of wood (0.53%) was sourced from private farmlands. The mill also utilized 40,194 tonnes of waste paper.

The Bhadrachalam mill which is ISO 9001-2000 certified, ensures traceability of all the wood used in the manufacturing process and does not buy wood-based raw materials from unidentified sources.

ITC 'Water Positive' 7th Year in a Row



Sustainability Updates

Water remains a serious sustainability and environmental concern globally. India in particular is likely to experience severe water stress in the coming years. The problem is acute given the fact that with 17% of the world population, India has only 4% of global fresh water resources.

ITC units drew 32.7 million kilolitres of fresh water in 2008-09 (27.5 MKL in 2007-08). Higher water usage is primarily on account of significant growth in production, change in product mix, large project activities and addition of new businesses within the reporting boundary.

Various units that achieved significant reduction in specific water consumption (water used per unit of production) were: Munger Packaging & Printing Unit - 22.4%; Chirala Leaf Threshing plant - 9.6%; Cigarette Units at Bengaluru - 14.3%, Kidderpore - 16.6% and Saharanpur - 23.4%; ITC Windsor - 12.7%, Sheraton Hotels Chola - 6.1%, Rajputana - 16.8% and New Delhi - 10.6%.

Zero Effluent Discharge: The Cigarette factories at Bengaluru & Saharanpur, Leaf Processing Plants at Anaparti & Chirala, Packaging & Printing Unit at Tiruvottiyur, Research Centres at Bengaluru & Rajahmundry, Paperboards Unit at Bollarum, ITC Green Centre at Gurgaon, ITC Sonar and Sheraton Rajputana hotels recycled all their treated effluents.

Rainwater Harvesting: ITC continued to invest in rainwater harvesting potential in socially relevant areas as well as at Company premises.

Total rainwater harvesting potential so far created by the Company is more than twice the total water consumed by its operations.

Water balance at ITC	2006-07	2007-08	2008-09
Fresh water intake	25.8	27.5	32.7
Treated effluents discharged	19.6	19.0	24.5
Net water consumption	6.2	8.5	8.2
RWH potential created within ITC Units	0.5	0.4	0.5
RWH potential* created through watershed projects (till date)	23.1	25.4	19.4
Total RWH potential* created (till date)	23.6	25.8	19.9

All Units in Million KL.

* Amount of rainwater harvested in a year is dependent upon the actual rainfall and the rain pattern.

'Solid Waste Recycling' Another Environmental Footprint Turning Green



Solid waste management, in India, is an area of serious concern, with significant proportion of waste being disposed through land filling and dumping.

Most land fills and dumping sites are serious health hazards to people living in the neighbourhood and can also cause soil and water contamination.

Cigarette factories at Bengaluru, Saharanpur, Munger and Kolkata, Leaf Threshing Units at Chirala & Anaparti, Paperboards & Specialty Paper Units at Tribeni, the ITC Green Centre at Gurgaon, Surya Nepal's Cigarette factory at Simra, Foods & Personal Care Products Units in Haridwar and ITC Hotels - Maurya, Maratha, Grand Central, Sonar, Windsor, Mughal, Kakatiya & Sheraton Rajputana and Chola reused/ recycled nearly 100% of all solid waste.

	2006-07	2007-08	2008-09
Total solid waste	303,913	352,970	490,180
% Recycled	93.1%	98.9%	98.8%
Un-recycled waste	20,995	3,706	5,893
External wastes used as raw materials	167,913	163,245	125,337

All figures (except % Recycled) in tonnes

ITC not only recycled almost all the solid waste generated by its Units, but also procured and recycled 125,337 tonnes of waste paper this year, resulting in yet another positive environmental footprint.

Creating Wealth Out of Waste (WOW)

ITC's Paperboards business has launched a milestone programme called 'Wealth out of Waste (WOW)' for efficient collection and recycling of waste paper, targeting large sources of aggregation such as schools, offices, residential colonies and apartment blocks.

The WOW initiative now covers Hyderabad, Bengaluru, Chennai, Khammam District in Andhra Pradesh and Kovai District in Tamil Nadu.



Widely acknowledged by civic bodies and the media, this initiative has helped create awareness among the public on the advantages of the 'Reduce-Reuse-Recycle' process. The WOW initiative also contributes to protecting the environment, improving civic amenities as well as public health and hygiene while at the same time, generating cost-effective raw material for the paper, plastics, metal and glass industries.

To emphasise the importance of source segregation, ITC provides special bags to accumulate dry waste like paper, plastic and metals and arranges periodic collection through outsourced agencies. The waste paper is used by ITC and the other materials are sold to recycling units. Segregated dry waste can save almost 40% of municipal garbage handling costs, thereby releasing resources for other civic amenities.

Sustainability Updates

Certifications

All EHS Management Systems & Sustainability Reporting in ITC conform to the best international standards.



DNV

DET NORSKE VERITAS

MANAGEMENT SYSTEM CERTIFICATE

ITC LIMITED
CORPORATE EHS

OHSAS 18001:1999

MEASUREMENT, MONITORING AND REPORTING ON CORPORATE EHS ACTIVITIES

ISO 14001 (Environment Management Systems): All manufacturing Units of ITC (except the newly commissioned Haridwar and Pune Units), all the major hotels, Corporate EHS Department & ITC R&D Centre at Bengaluru are certified.

OHSAS 18001 (Occupational Health & Safety Management Systems):

All the manufacturing Units of ITC (except the newly commissioned Haridwar and Pune Units) and Corporate EHS Department are certified.

Plants at Chirala & Anaparti, Cigarette factory at Kolkata and Surya Nepal's Simra factory are certified. Efforts are continuing to obtain company wide certification.

Food Safety

ISO 22000 (Food Safety Management System): ITC Hotels Maurya, Mughal, Sheraton Rajputana, Sheraton Chola are certified.

HACCP: ITC Hotels Maratha, Grand Central, Sonar and Kakatiya are certified.

Units of Foods Business in Haridwar have also achieved this certification.

Honours: 2008-09

The following awards received during 2008-09 are in recognition of the significant achievements in the areas of EHS and the international standards conformed to by various Units of the Company.

Five Star Rating & Sword of Honour by British Safety Council, UK

Leaf Processing plants at Chirala & Anaparti; Packaging & Printing Units at Tiruvottiyur & Munger

Five Star Rating (Safety) by British Safety Council

Cigarette factories at Bengaluru, Kidderpore, Saharanpur & Munger; Leaf Processing plants at Chirala & Anaparti; Packaging & Printing Units at Munger, Tiruvottiyur & Haridwar; Paperboards and Specialty Papers Units at Bhadrachalam, Tribeni, Bollarum & Kovai

Five Star Rating (Environment) by British Safety Council

Cigarette factories at Bengaluru, Munger, Kidderpore & Saharanpur; Leaf Processing plants at Chirala & Anaparti; Packaging & Printing Unit at Tiruvottiyur

Suraksha Puraskar Bronze Trophy by National Safety Council

Cigarette factory at Bengaluru

National Safety Award by National Safety Council

Cigarette factory at Kidderpore

Suraksha Puraskar Award by National Safety Council

Packaging & Printing factory at Munger

Prashansa Patra Award by Ministry of Labour and Employment, Government of India

Cigarette Unit at Kidderpore


NATIONAL SAFETY COUNCIL OF INDIA

SAFETY AWARDS - 2007

Manufacturing Sector

SURAKSHA PURASKAR

This Certificate & the Trophy are awarded to ITC Limited Packaging & Printing Business, Munger, Bihar in recognition for developing & implementing very effective Management Systems & Procedures and achieving very good performance in OSH for the Assessment period of three years - 2004 to 2006

Golden Peacock Occupational Health & Safety Award by Institute of Directors, New Delhi

Cigarette factories at Munger, Saharanpur & Bengaluru

Greentech Environment Excellence Award by Greentech Foundation, New Delhi

Gold Award to Cigarette factories at Kidderpore, Munger & Bengaluru; Leaf Processing plant at Chirala; Packaging & Printing Units at Munger; ITC Hotel Kakatiya; Sheraton Rajputana

Silver Award to ITC Hotel Mughal, Paperboards Unit at Bhadrachalam

Excellent Energy Efficient Unit Award & Most Useful Presentation Award by CII

Cigarette factory at Saharanpur

National Award for Excellence in Energy Management 2008 by CII

PSPD Units at Bhadrachalam & Tribeni

Safety, Health & Environment Award by CII, Eastern Region

Cigarette Units at Munger & Kidderpore

National Award for Excellence in Water Management by CII

Cigarette Unit at Munger

Golden Peacock Environment Management Award by Institute of Directors

Sheraton, New Delhi

Merit Certificate for Best Safety Practices by Directorate of Industries & Boilers (Karnataka)

Cigarette factory at Bengaluru

Energy Conservation award by CII Eastern Region

Cigarette Unit at Munger

Review Statement By Ernst & Young

We have carried out an independent limited review* of the contents of the section 'Sustainability Updates' of the ITC Annual Report and Accounts 2008-09 prepared by ITC Limited ('the Company'). The scope of our work was limited to providing independent assurance of select information pertaining to environment, health & safety (EHS) and social performance for the period April 2008 to March 2009, at ten business units of the Company across 6 locations.

Based on our scope of review, nothing has come to our attention that causes us not to believe that the Company is concerned about EHS and social issues pertaining to its business activities.

The Company has presented, in a fairly balanced manner, the information pertaining to EHS and social parameters on the GRI indicators pertaining to material consumption/recycling, energy, water consumption/discharge, GHG emissions, solid wastes, accidents and social programmes and practices. The systems and procedures applied by the Company for collection, compilation and interpretation of data on EHS and social performance parameters are reliable. The initiatives on solid waste recycling and rainwater harvesting (RWH) demonstrate the Company's commitment on these key sustainability issues. Company's 'Water Positive' status is based on creation of this potential. We observed significant initiatives on sustainability management across the locations visited.

For Ernst & Young Private Limited
Sudipta Das
Partner
9th May, 2009
Kolkata

**The EHS and social information contained in this section form a part of ITC's Sustainability Report 2009, which has been independently assured by Ernst & Young.*

CII-ITC Centre Of Excellence for Sustainable Development

A co-creation of the Confederation of Indian Industry and ITC, the Centre of Excellence is a unique institution that continuously endeavours to encourage corporates to embrace sustainability by creating awareness, promoting thought leadership and building capacity amongst Indian enterprises in the quest for Sustainable Development. The Centre recognises and honours excellence in corporate sustainability performance.

The Centre provides a wide range of services and organises a large number of events and programmes, in order to meet these objectives. For details please visit www.sustainabledevelopment.in


Confederation of Indian Industry
CII-ITC

Some of the prominent activities of the Centre include:

3rd CII-ITC Sustainability Awards 2008

These unique awards, instituted to identify and recognise Indian businesses for their exemplary triple bottom line (economic, social and environmental) performance, were given away this year by Dr. Montek Singh Ahluwalia, Deputy Chairman of India's Planning Commission. The awards endeavour to promote role models in Indian industry. They are also a knowledge-imparting tool to motivate superior sustainable performance.

2nd Business Leaders' Programme

This four-day programme 'Strategies and Leadership for Creating Sustainable Organisations' was organised by the Centre for the 2nd time to train senior business executives in Sustainability Strategy. It was conducted in association with Cornell University, The Johnson School, Centre for Sustainable Global Enterprise and was led by Prof. Stuart Hart, Samuel C. Johnson Chair in Sustainable Global Enterprise.


siness Leaders Programme
ategies and Leadership for
ating Sustainable Organisations
19, September, 2008
iska, Rajasthan
Supported by :
inVent

Over 25 senior managers (Vice Presidents, GMs and others) from various businesses and NGOs participated in this programme.

3rd Sustainability Summit Asia 2008

The CII-ITC Centre of Excellence in association with Development Alternatives, held its 3rd Annual Summit in December 2008. The Summit with the overall theme of Competitiveness Redefined deliberated on how sustainability challenges provide opportunities to innovate sustainable solutions and build competitiveness. The focus themes of the Summit were: Innovation, Climate Change, South Regional Cooperation, CSM in Indian Companies, Corporate Governance, BoP and Green Construction.


n Industry
3rd Sustai
CII

The Summit was inaugurated by Mr. Somnath Chatterjee, then Speaker, Lok Sabha. Over 400 representatives mainly from Industry attended the Summit.

Awards & Accolades


ITC e-Choupal
WINNER OF THE
WORLD BUSINESS AWARD
MARRAKESH, JUNE 8, 2004

ITC constantly endeavours to benchmark its products, services and processes to global standards. The Company's pursuit of excellence has earned it national and international honours. Some of the significant recognitions received during the past few years were:


FICCI

- **FICCI Outstanding Vision Triple Impact Corporate Award 2007** for exemplary triple bottom line performance.

- The **Development Gateway Award** in 2005 for its trailblazing e-Choupal initiative. ITC is the first Indian company and the second in the world to win this award for the importance of its contribution to development priorities like poverty reduction, its scale and replicability, sustainability and transparency.

- **Wills Lifestyle** rated amongst the **top 5 Luxury brands** in the country in a Global Luxury Survey conducted by **TIME Magazine.**

- The inaugural **'World Business Award'** in 2004, that recognises companies who have made significant efforts to create sustainable livelihood opportunities and enduring wealth in developing countries.

- **Sustainability Leadership Award 2007** conferred on Chairman Y C Deveshwar by the Sustainability Forum, Zurich and SAM/SPG at the International Sustainability Leadership Symposium.

- The **Corporate Social Responsibility Crown Award** for Water Practices from UNESCO and Water Digest for its distinguished work carried out in the water sector in India.

- The **Corporate Award for Social Responsibility 2008** from **The Energy and Resources Institute (TERI)** in recognition of its exemplary initiatives in implementing integrated watershed development programmes across 7 states in India. The Company also won the award in 2004 for its e-Choupal initiative.

- **NDTV Profit Business Leadership Award** for being the Best Food Company of 2007. The Award has been instituted to recognise organizational excellence.

- The **Stockholm Challenge 2006** for the e-Choupal initiative. This award is for using Information Technology for the economic development of rural communities.


THE STOCKHOLM CHALLENGE
AWARD 2006
ITC e-Choupal - WINNER

Awards & Accolades



Some Major Awards received by the Company in 2008-09

• **Chairman Y C Deveshwar** was conferred the **'Business Person of the Year'** award by the Bengali News Channel **24 Ghanta**. The award was presented by the Honb'le Chief Minister of West Bengal, Shri Buddhadeb Bhattacharjee.

• ITC won the **top UNIDO Award** at the International Conference on Sharing Innovative Agri Business Solutions 2008 at Cairo in recognition for its exemplary initiatives in agri business.

• **TERI Corporate Award for Social Responsibility 2008** in recognition of the Company's exemplary initiatives in implementing integrated watershed development programmes across 7 states.

• **ICAI Award for Excellence in Financial Reporting** with its Annual Report and Accounts, adjudged a commendable entry under the Category 'Manufacturing and Trading Enterprises'.

• ITC won 5 awards at the 30th **All India Annual Conference of the Public Relations Society of India (PRSI)**, for its outstanding communication initiatives reaching out to a large gamut of external stakeholders as well as its internal audience.

• **NASSCOM - CNBC IT User Award 2008** in the category Retail & Logistics, recognised for its pro-active and holistic approach to IT adoption and the seamless alignment of IT with business strategy.

• **ITC Welcomgroup** adjudged the **Best Employer in Asia** in the hospitality sector by the global Human Resources consulting and outsourcing firm, Hong Kong-Hewitt Associates in partnership with Wall Street Journal.

• **ITC Infotech** featured in the **Black Book of Outsourcing 2008 Green Report**, brought out by the Brown Wilson Group in the US, as one of the top twenty green vendors, delivering the triple bottom line milestones of economic gains, environmental stewardship and social improvements.

• **Top Export Award** to ITC's Paperboards Business from **Chemicals & Allied Products Export Promotion Council (CAPEXIL)** for the 7th consecutive year in the Paper & Paperboard Panel.

• **Best Corporate Social Responsibility Practice Award** at the Social and Corporate Governance Awards 2008 instituted by The Bombay Stock Exchange (BSE), Times Foundation and the NASSCOM Foundation.

• **Bukhara**, at ITC Maurya, was declared the **Best Indian Restaurant in Asia - 2008** by the Restaurant magazine.

• **Best City Spa Award** for Kaya Kalp at ITC Mughal at the Tatler Spa Awards in London.

• ITC Welcomgroup won the **NCPEDP Shell Helen Keller Award 2008**, in the category 'Companies /Organisations/Institutions who share our vision and through their policies and practices demonstrate their belief in equal rights and gainful employment for persons with disabilities'.

• The **Best Premium Hotel Brand** to ITC Hotels at the sixth edition of the annual Galileo Express Travel World Awards, organised by The Express Group.

• **National Tourism Award** for ITC Grand Central for the best private public enterprise providing facilities for physically challenged guests at the hotel.

• **ITC's WOW project** received the **Papyrus Award** by the Bureau of International Recycling (BIR) Paper Division, in recognition of services and contribution to the recycling industry.

Product Launches 2008-09


BINGO!
BINGO!
Hatke Jhatke
Funky Masala

Bingo! International Cream & Onion

Riding high on its reputation of offering great combinations, Bingo! now has a new addition to its unique exciting range. In sync with the Bingo! concept, this variant brings with it a unique combination of cheese, cream and spring onions, giving it a truly international flavour.

Bingo! Hatke Jhatke

Finger Snack 'Hatke Jhatke', appropriately shaped like a wave, has been launched in two exciting flavours - Funky Masala and Tomato Twist.


Sunfeast
Pasta Treat
Tangy Tomato

Sunfeast Pasta

Sunfeast Pasta treat continues to spread more sunny smiles with its new delicious, tangy tomato flavour.


Toffichoo
LACTO

Candyman

This year, Candyman added two new toffees to its ever-popular range: Candyman Toffichoo with fruity strawberry flavour and slurpy Candyman Lacto Creme Center.

Vivel Shampoos


Vivel
Vivel
Vivel

The personal care products portfolio was expanded with the launch of Vivel Shampoos in three variants. Shine & Glow, Soft & Fresh and Volume & Bounce are for nourishment of different types of hair.


Vivel
ULTRA PRO

Ultrapro anti-dandruff shampoo provides efficacy against dandruff, nourishing and moisturizing hair, making it strong and silky.

Vivel Silk Spring Soap

Vivel Silk Spring - newly added to the Vivel range - is enriched with green apple extracts and olive oil for extra smooth skin.


Vivel
SILK SPRING


ESSENZA DI WILLS
MIKKEL
ESSENZA DI WILLS
MIKKEL

Mikkel

The latest addition to the Essenza Di Wills portfolio is the enigmatic 'Mikkel' that embodies a fine balance between mystery and elegance. Mikkel Homme Eau De Toilette and After Shave Lotions are available at the exclusive Wills Lifestyle stores.

Classic Verve

True to its innovative and upscale personality, Classic added a new feather in its cap with the launch of Classic Verve, India's trend-setting cigarette in the slims category. Preferred by the discerning, Classic Verve defines ubercool urbane style.


Classic
verve



Wills Lifestyle India Fashion Week

The Wills Lifestyle India Fashion Week, the country's most premier fashion event, signed off its autumn-winter 2009 edition in style from March 18-22. At the Fiama show, eminent designers Ranna Gill and Rina Dhaka showcased their exclusive collections, inspired by the glory of rich colours of autumn. JJ Valaya presented 'Kingdom of Love', a story of transformation from gloom to glory. The exclusive luxury lounge, Salon Di Wills continued to be popular at the Wills Lifestyle India Fashion Week, offering relaxation and rejuvenation to guests.

Wills Lifestyle

Wills Lifestyle presented the refreshing new spring-summer collection 2009, showcasing a complete fashion wardrobe. The collection included a tempting range of Wills Signature designer wear, Wills Classic work wear, Wills Sport relaxed wear and Wills Clublife evening wear.





John Players

John Players makes a playful statement this season with its new range of work wear, casual wear, party wear and Brand Ambassador Hrithik Roshan's 'Signature Wear'. The new range incorporates the most contemporary trends, exciting mix of colours, playful styling, trendy textures and comfortable fits.


Paperkraft
Paperkraft

Paperkraft Copier Paper

In a testimony to its sustainability philosophy, ITC launched the Paperkraft Premium Business Paper - India's first environment friendly copier paper with attributes of whiteness and brightness, ideal for home and office use. This paper has been crafted using a pioneering process called 'Ozone Treated Chlorine Free Technology' and uses pulpwood sourced from renewable plantations.

Classmate Invento

Classmate Invento geometry boxes, comprising a world-class precision compass and high quality plastic instruments coupled with interesting trivia and useful information, makes geometry more fascinating for students.




OCTANE



Classmate Pens

Classmate Safari & Classmate Ilet ball pens and Classmate Glider & Classmate Octane gel pens offer the consumer a smoother and more comfortable writing experience through ergonomic design, reducing the effort required for writing.

Classmate Pencils

Pitched on the strong advantage of lesser lead wear out, Classmate launched its range of HB Jet Black pencils which 'Stay Sharp Longer'.


MANGALDEEP
Durbar Gold

Mangaldeep Durbar Gold

The latest addition to ITC's Agarbatti portfolio is Mangaldeep 'Durbar Gold'. Hand-rolled Durbar Battis give a stronger fragrance.



Fortune Select Dasve

Fortune Select Dasve opened in Lavasa on the rolling green hillside of Dasve village. It is a contemporary, full-service hotel offering a range of services to business and leisure travellers.

Fortune Select Manohar

Fortune Select Manohar opened in Hyderabad. It embodies modern architecture and the unique aura of Hyderabad in its essence. The hotel is fully equipped to handle all requirements of guests and make their stay truly memorable.

Fortune Select JP Cosmos

The Fortune chain added to its properties with the launch of Fortune Select JP Cosmos in the heart of Bengaluru city. The hotel offers an excellent range of guest facilities, tailored to give the best of services to the discerning business traveller.



WelcomHeritage Hotels

WelcomHeritage Hotels brought into its fold 3 new properties, adding to its array of more than 60 properties across 19 states in India. The first is the Shivavilas Palace at Sandur, Karnataka; second the Sirsi Haveli near Jaipur; and the third is WelcomeHeritage Naukuchiatal Resort, 30 kilometres from Nainital, on the shores of the Naukuchiatal Lake.

'Za-aiqa' at WelcomHeritage Noor-us-Sabah Palace, Bhopal

WelcomHeritage Hotel Noor-us-Sabah launched a specialty restaurant 'Za-aiqa', offering customers vintage Nawabi, robust, tandoori cuisines of the North West Frontier and culinary delights of the Dum Pukht cuisine of Awadh.

Because country must come before corporation



In partnership with rural communities, ITC supports over 5 million livelihoods in India.

- 6,500 e-Choupals installed to benefit 4 million farmers
- Over 90,000 hectares of wasteland greened, generating 40 million person days of employment
- 2,535 watershed development structures built to irrigate nearly 44,000 hectares of dry land
- Over 18,000 rural women, empowered to be entrepreneurs
- Supplementary education provided to over 1,83,000 children
- Integrated animal husbandry services provided to 2,77,000 milch animals







The only company in the world to achieve the 3 major global environmental distinctions of being carbon positive, water positive and solid waste recycling positive

For more information on our initiatives visit www.itcportal.com

ITC Limited
Enduring value

Let's put India first

Web-enablement of the Indian farmer: e-Choupal • Natural resource management including wasteland, watershed and agricultural development • Sustainable livelihood creation through women's economic empowerment and genetic improvement of livestock • Community development with focus on primary rural education and health & sanitation

The **ECF Hibrite Paper** used in this Report and the **Safire Graphik Board** used for the Cover are manufactured by ITC's Paperboards and Specialty Papers Division using cutting edge environmental technologies. The wood pulp for these products have been sourced from renewable plantations under ITC's farm plantation programme, making them the greenest offering in the paper industry.

Processed at Stylo Graphic Imaging, Kolkata and Printed at N.K. Gossain & Co. Ltd., Kolkata.